Filed by British American Tobacco p.l.c.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Reynolds American Inc.

Commission File No.: 001-32258

Form F-4 File No.: 333-217939

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT has filed relevant materials with the SEC, including a registration statement on Form F-4 that includes a proxy statement of Reynolds that also constitutes a prospectus of BAT. On June 14, 2017, the SEC declared the registration statement effective. Reynolds commenced mailing the definitive proxy statement/prospectus to holders of Reynolds common stock on or about June 14, 2017. Investors and security holders are urged to read the definitive proxy statement/prospectus, which was also filed with the SEC on June 14, 2017, together with all other relevant documents filed with the SEC, because they contain important information about the Proposed Transaction. Investors and security holders may obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2016 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and Reynolds’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017, Reynolds’s Form 10-K/A, which was filed with the SEC on March 20, 2017 and Reynolds’s definitive proxy statement/prospectus, which was filed with the SEC on June 14, 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties is also included in the materials that BAT has filed with the SEC in connection with the Proposed Transaction. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, as amended (the “FSMA”) if you are resident in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your existing ordinary shares in British American Tobacco p.l.c. (“BAT” or the “Company” and together with its subsidiary undertakings, the “BAT Group”), please send this document, together with the accompanying form of proxy (the “Proxy Form”), Proxy Form – South Africa (“PFSA”) or Voting Instruction Form, as appropriate, (other than documents or forms personalised to you) as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, these documents should not be forwarded, distributed or transmitted in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction. If you have sold or otherwise transferred only part of your holdings of ordinary shares in BAT (the “BAT Shares”) you should retain these documents and contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the prospectus published by BAT in relation to the Proposed Acquisition (as defined below) on or around the date of this document (the “Prospectus”) relating to the new ordinary shares (the “New BAT Shares”) to be issued pursuant to the Proposed Acquisition.

This document is not a prospectus and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase or subscribe for, any securities.

BRITISH AMERICAN TOBACCO P.L.C.

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 03407696)

Proposed Acquisition of Reynolds American Inc.

and

Notice of General Meeting

This document should be read as a whole. Your attention is drawn to the risk factors set out on pages 22 to 34 of Part II (Risk Factors) and to the letter from your Chairman which is set out on pages 8 to 21 of Part I (Letter from the Chairman) of this document and which recommends you vote in favour of the resolution to be proposed at the General Meeting referred to below.

Notice of the general meeting of BAT to be held at 2pm on 19 July 2017 at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG, United Kingdom (the “General Meeting”) is set out at the end of this document (the “Notice of General Meeting”). A Proxy Form, PFSA or Voting Instruction Form, as appropriate, for use at this General Meeting is enclosed. To be valid, the Proxy Form, PFSA or Voting Instruction Form, as appropriate, should be completed, signed and returned in accordance with the instructions printed thereon and Appendix 1 of the Notice of General Meeting. Proxy Forms and PFSAs must be received (1) in the case of a BAT Shareholder on the UK Register by Computershare Investor Services PLC (the “UK Registrar”), at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom; or (2) in the case of a BAT Shareholder holding certificated BAT Shares on the SA Register by Computershare Investor Services Proprietary Limited (the “SA Registrar”), at Rosebank Towers, 15 Biermann Avenue, Rosebank 2196, (PO Box 61051, Marshalltown 2107), South Africa, as soon as possible but in any event must arrive not later than 48 hours before the time fixed for the start of the meeting.

This document is a circular relating to the Proposed Acquisition which has been prepared in accordance with the Listing Rules.

Holders of BAT Shares (the “BAT Shareholders”) are advised to read the Prospectus which contains information relating to the BAT Shares. The Prospectus will be available on BAT’s website.

If you have any questions about this document, the General Meeting or the completion and return of the Proxy Form or PFSA, as appropriate, please contact the UK Registrar between 8.30am and 5.30pm (UK Time) Monday to Friday (excluding public holidays) on 0800 408 0094 (from the United Kingdom), or +44 370 889 3159 (from outside the United Kingdom, international rates apply) or the SA Registrar in relation to certificated BAT Shares on the SA Register between 8am and 5pm (South Africa time) Monday to Friday (excluding public holidays) on +27 11 370 5000. Please note that calls may be monitored or recorded and the Registrars cannot provide financial, legal or tax advice on the merits of the Proposed Acquisition.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority (the “FCA”) in the United Kingdom. Centerview Partners is acting as joint financial adviser to the Company and no one else in connection with the Proposed Acquisition and will not be responsible to any person other than the Company for providing the protections afforded to clients of Centerview Partners or for providing advice in relation to the Proposed Acquisition or any other matter referred to in this document.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank (the “ECB”)) and in the United Kingdom, by the Prudential Regulatory Authority (the “PRA”). Deutsche Bank AG is subject to the supervision by the ECB and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the PRA and the FCA. Deutsche Bank AG, acting through its London Branch (“Deutsche Bank”) is acting as joint financial adviser and joint sponsor to the Company and no one else in connection with the Proposed Acquisition and will not be responsible to any person other than the Company for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Proposed Acquisition or any other matter referred to in this document.

UBS Limited (“UBS”) is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom. UBS is acting as joint financial adviser and joint sponsor to the Company and no one else in connection with the Proposed Acquisition and will not be responsible to any person other than the Company for providing the protections afforded to clients of UBS or for providing advice in relation to the Proposed Acquisition or any other matter referred to in this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Centerview Partners, Deutsche Bank or UBS by the FSMA or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where the exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, Centerview Partners, Deutsche Bank and UBS accept no responsibility whatsoever for, or make any representation or warranty, express or implied, as to the contents of this document, including its accuracy, completeness or for any other statement made or purported to be made by either of them, or on their behalf, in connection with BAT, the BAT Group, the New BAT Shares or the Proposed Acquisition. Centerview Partners, Deutsche Bank and UBS and their subsidiaries, branches and affiliates accordingly disclaim all and any duty, liability and responsibility whether arising in tort, contract or otherwise (save as referred to above) in respect of this document or any such statement or otherwise.

Persons into whose possession this document comes should inform themselves about, and observe, any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this document and the Proposed Acquisition. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction. The contents of this document should not be construed as legal, business or tax advice.

Notice to overseas shareholders

The release, publication or distribution of this document in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and should observe, any applicable requirements. Any failure to comply with these requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Proposed Acquisition disclaim any responsibility or liability for the violation of such requirements by any person.

i

NOTICE TO US SHAREHOLDERS

Additional information and where to find it

This document is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that have been and may be made with the United States Securities and Exchange Commission (the “SEC”) in connection with the Proposed Acquisition. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds American Inc. (“RAI”) common stock with respect to the Proposed Acquisition.

Information about certain of such parties and a description of their interests are set forth in BAT’s annual report for the year ended 31 December 2016, which may be obtained free of charge from BAT’s website www.bat.com and RAI’s annual report for the year ended 31 December 2016, which was filed on Form 10-K with the SEC on 9 February 2017, RAI’s Form 10-K/A, which was filed with the SEC on 20 March 2017 and RAI’s definitive proxy statement/prospectus, which was filed with the SEC on 14 June 2017 (such filings by RAI, collectively, “RAI SEC filings”). To the extent holdings of RAI securities by certain of such parties have changed since the amounts contained in the RAI SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Acquisition. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

In connection with the Proposed Acquisition, BAT has filed relevant materials with the SEC, including a Registration Statement on Form F-4 (the “Registration Statement”) with the SEC that includes a proxy statement of RAI that also constitutes a prospectus of BAT. On 14 June 2017, the SEC declared the Registration Statement effective. RAI commenced mailing the definitive proxy statement/prospectus to holders of RAI common stock on or about 14 June 2017. Investors and security holders are urged to read the definitive proxy statement/prospectus, which was also filed with the SEC on 14 June 2017, together with all other relevant documents filed with the SEC, because they contain important information about the Proposed Acquisition. Investors and security holders may obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com or +44 (0) 20 7845 1000.

This document is not a substitute for the Registration Statement or other documents that BAT may file with the SEC in connection with the Proposed Acquisition. INVESTORS AND SECURITY HOLDERS OF RAI ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAT, RAI AND THE PROPOSED ACQUISITION.

Non-solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities under the United States federal securities laws, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

This document is dated 14 June 2017.

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iii

EXPECTED TIMETABLE OF EVENTS AND INDICATIVE MERGER STATISTICS

Timetable

All references to time in this document and in the expected timetable are to the time in London, United Kingdom, unless otherwise stated. Each of the times and dates in the table below are indicative only and may be subject to change.

Event	Time and Date

Announcement of the Proposed Acquisition	17 January 2017

Publication of the Prospectus	14 June 2017

Publication of the Circular	14 June 2017

Latest time and date for receipt of Proxy Forms and PFSAs	2pm (UK time) / 3pm (South Africa time) on 17 July 2017

Voting record date (UK and South Africa)	6pm (UK time) / 7pm (South Africa time) on 17 July 2017

General Meeting to approve the Proposed Acquisition	2pm (UK time) 19 July 2017

RAI Special Meeting to approve the Proposed Acquisition	9am (New York time) on 19 July 2017

Expected date of Completion	25 July 2017

Expected date New BAT Shares issued and credited to CREST	25 July 2017

Expected date of admission and commencement of dealings in New BAT ADSs on the NYSE and conversion of Existing BAT ADSs	25 July 2017

Expected date of Admission and commencement of dealings in New BAT Shares on the LSE and the JSE	26 July 2017

Merger Statistics

Number of Existing BAT Shares[1]	2,027,103,642

Number of New BAT Shares to be issued pursuant to the Proposed Acquisition	up to 435,556,670

Number of BAT Shares in issue immediately following Admission[1,2,3]	up to 2,462,660,312

New BAT Shares as a percentage of the total BAT Shares immediately following Admission[1,2,3]	17.69%

ISIN	B0002875804

SEDOL	0287580

1	Number of BAT Shares as at the Latest Practicable Date (including treasury shares in BAT (“BAT Treasury Shares”) and shares owned by employee share trusts). There are 162,645,590 BAT Treasury Shares, representing 8.72% of BAT’s share capital excluding BAT Treasury Shares, as at the Latest Practicable Date.

2	Assumes that no new BAT Shares are issued as a result of (1) the exercise of any options or (2) awards vesting under the BAT Employee Share Schemes between the Latest Practicable Date and Admission.

3	Based on the number of BAT Shares in issue as at the Latest Practicable Date and that 435,556,670 New BAT Shares are issued in connection with the Proposed Acquisition.

PRESENTATION OF INFORMATION

1.	Forward-looking statements

Certain statements in this document regarding the Proposed Acquisition, the expected timetable for completing the Proposed Acquisition, the benefits and synergies of the Proposed Acquisition, future opportunities for the BAT Group and the RAI Group after the Proposed Acquisition has taken effect (the “Combined Group”) and any other statements regarding the BAT Group’s, the RAI Group’s or the Combined Group’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of section 21E of the Exchange Act. These statements are often, but not always, made through the use of words or phrases such as “believe”, “anticipate”, “could”, “may”, “would”, “should”, “intend”, “plan”, “potential”, “predict”, “will”, “expect”, “estimate”, “project”, “positioned”, “strategy”, “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Acquisition will be satisfied and the Proposed Acquisition will be completed on the anticipated timeframe, or at all; the failure to realise contemplated synergies and other benefits from the Proposed Acquisition; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Acquisition; the effect of the announcement of the Proposed Acquisition, and related uncertainties as to whether the Proposed Acquisition will be completed, on the BAT Group’s, the RAI Group’s or the Combined Group’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of the BAT Group, the RAI Group or the Combined Group.

Important factors which may cause actual results to differ include, but are not limited to, those described in Part II (Risk Factors) of this Circular.

Forward-looking statements contained in this document speak only as at the date of this document. Each of the Company, the Directors, Centerview Partners, Deutsche Bank and UBS expressly disclaims any obligation or undertaking to publicly update any forward-looking statements or other data or statements contained in this document, whether as a result of new information, future or changes in events or otherwise, other than as required by law, regulation, the Prospectus Rules, the Listing Rules or the Disclosure Guidance and Transparency Rules of the FCA. Accordingly, prospective investors are cautioned not to place undue reliance on any of the forward-looking statements herein.

2.	Market and industry data

Certain information in this document has been sourced from third parties. Save as set out below, where information in this document has been sourced from third parties, the source of such information has been clearly stated adjacent to the reproduced information.

All information contained in this document which has been sourced from third parties has been accurately reproduced and, as far as the Company is aware and is able to ascertain from information published by the relevant third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

All references to market data, industry statistics and forecasts and other information in this document consist of estimates based on data and reports compiled by industry professionals, organisations, analysts, publicly available information or the Company’s own knowledge of its sales and markets.

References to market share are the BAT Group’s estimates based on the latest available data from a number of internal and external sources.

US industry shipment volume and retail share of market data that appear in this Circular have been obtained from MSAi. This information is included in this Circular because it is used primarily as an indicator of the relative performance of industry participants, brands and market trends. All US market share results that appear, except as noted otherwise, in this document are based on US cigarette (or smokeless tobacco products, as applicable) shipments to retail outlets (“STR Data”), based on information submitted by wholesale locations and processed and managed by MSAi. However, investors should not rely on the STR Data reported by MSAi as being a precise measurement of actual market share as the shipments to retail outlets do not reflect actual consumer sales and do not track all volume and trade channels. Accordingly, the STR Data of the US tobacco industry as reported by MSAi may overstate or understate actual market share. Moreover, investors should be aware that in a product market experiencing overall declining consumption, a particular product can experience increasing market share relative to competing products, yet still be subject to declining consumption volumes.

Market data and statistics are inherently speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets may be defined differently, (ii) the underlying information may be gathered by different methods and (iii) different assumptions may be applied in compiling the data. Accordingly, the market statistics included in this document should be viewed with caution and no representation or warranty is given by any person as to their accuracy.

When used in describing aspects of the BAT Group’s business, reference to volume is an unaudited operating measure and is calculated as the total global cigarette volume of the BAT Group’s brands sold by its subsidiaries.

References to the price of the BAT ADSs prior to 14 February 2017 are adjusted to give effect to the BAT ADS ratio change unless otherwise indicated.

3.	Sources and presentation of financial information

3.1	Presentation of RAI financial information

The historical financial information relating to the RAI Group, including that which is incorporated by reference into Section A of Part III (Historical Financial Information of the RAI Group) of this document, has been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Section B of Part III of this document includes unaudited reconciliations of the RAI Group’s historical financial information from US GAAP to International Financial Reporting Standards as adopted by the European Union (“IFRS (EU)”).

The RAI Group completed the Lorillard Merger (as described in paragraph 2.1 of Part VIII (Information on the RAI Group) of the Prospectus) in June 2015. Section C of Part III of this document incorporates by reference historical financial information of the Lorillard Group for the year ended 31 December 2014 and includes historical financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015, presented in accordance with US GAAP. Section D of Part III of this document includes unaudited reconciliations of the Lorillard Group’s historical financial information for the year ended 31 December 2014 and for the period from 1 January 2015 to 11 June 2015 from US GAAP to IFRS (EU).

3.2	Combined Group Financial Information

Following Completion, RAI will be a subsidiary within the BAT Group, and the accounting policies applied to the RAI Group will be the same as those applied to the BAT Group.

4.	Unaudited supplementary non-IFRS (EU) measures of the BAT Group’s performance

This document contains certain unaudited supplementary measures that are not required by, or presented in accordance with, IFRS (EU) or other generally accepted accounting principles. These measures are used by the BAT Group to assess the financial performance of its businesses. These measures include, among others, adjusted profit from operations, adjusted diluted earnings per share, constant exchange rate analysis, free cash flow, net debt and an underlying tax rate and are included because the Directors believe that they are important supplemental measures of operating performance. The Directors believe that the non-IFRS (EU) measures used provide investors with a means of evaluating, and an understanding of how the BAT Group evaluates its performance and results on a comparable basis that is not otherwise apparent on an IFRS (EU) basis, since many non-recurring, infrequent or non-cash items that the Directors believe not to be indicative of the core performance of the business may not be excluded when preparing financial measures under IFRS (EU).

The unaudited supplementary non-IFRS (EU) measures contained in this document should not be considered in isolation from, or as a substitute for, measures presented in accordance with IFRS (EU). In addition, the unaudited supplementary non-IFRS (EU) measures presented by the BAT Group may not be comparable to similarly titled measures presented by other businesses, as such businesses may define and calculate such measures differently than the BAT Group. Accordingly, undue reliance should not be placed on the unaudited supplementary non-IFRS (EU) measures contained in this document.

4.1	Non-IFRS (EU) financial measures used by the BAT Group

4.1.1	Adjusted profit from operations

To supplement the BAT Group’s results from operations presented in accordance with IFRS (EU), the Directors review current and prior year adjusted profit from operations to evaluate the performance of the BAT Group and its geographic segments and to allocate resources to the overall business. Adjusted profit from operations is not a measure defined by IFRS (EU). The BAT Group’s most directly comparable IFRS (EU) measure to adjusted profit from operations is profit from operations. Adjusted profit from operations is defined as profit from operations before adjusting items in profit from operations. Adjusting items, as identified in accordance with the BAT Group’s accounting policies, represent certain items of income and expense which the BAT Group considers distinctive based on their size, nature or incidence. In identifying and quantifying adjusting items, the BAT Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting and provides details of items that are specifically excluded from being classified as adjusting items. Adjusting items in profit from operations include restructuring and integration costs, amortisation of trademarks and similar intangibles, a gain on deemed partial disposal of a trademark, and a payment and release of a provision relating to non-tobacco litigation.

4.1.2	Constant exchange rate analysis

Movements in foreign exchange rates have impacted the BAT Group’s profit from operations. The Directors review certain of its results, including revenue and adjusted profit from operations, at constant rates of exchange. The BAT Group calculates these financial measures at constant rates of exchange based on a retranslation, at prior year exchange rates, of the current year results of the BAT Group and its segments. The BAT Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Directors do not believe that these measures are a substitute for IFRS (EU) measures, the Directors believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

4.1.3	Free cash flow

The BAT Group uses free cash flow to illustrate the cash flows before transactions relating to borrowings. Free cash flow is not a measure defined by IFRS (EU). The BAT Group defines free cash flow as net cash generated from operating activities adjusted for dividends paid to non-controlling interests, net interest paid, net capital expenditure (offset by sales of assets in the period) and proceeds from associates’ share buy-backs. The most directly comparable IFRS (EU) measure to free cash flow is net cash generated from operating activities. The Directors believe that this additional measure, which is used internally, is useful to the users of the financial statements in helping them understand the underlying business performance and can provide insight into the cash flow available to, among other things, reduce debt and pay dividends. Free cash flow has limitations as an analytical tool. It is not a presentation made in accordance with IFRS (EU) and should not be considered as an alternative to net cash generated from operating activities determined in accordance with IFRS (EU). Free cash flow is not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider this measure in isolation from, or as a substitute analysis for, the BAT Group’s results of operations or cash flows as determined in accordance with IFRS (EU).

4.1.4	Net debt

The BAT Group uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS (EU). The most directly comparable IFRS (EU) measure to net debt is total borrowings. The BAT Group defines net debt as total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments. The Directors believe that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS (EU), and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS (EU). Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider this measure in isolation from, or as a substitute analysis for, the BAT Group’s measures of financial position or liquidity as determined in accordance with IFRS (EU).

4.1.5	Underlying tax rate

The tax rates in the Income Statement are affected by the inclusion of the shares of associates’ post-tax profit in the BAT Group’s pre-tax results and by adjusting items. The underlying tax rate for subsidiaries excludes these items.

5.	Pro forma financial information

In this document, any reference to “pro forma” financial information is to information which has been extracted without material adjustment from the unaudited financial information contained in Part IV (Unaudited Pro Forma Financial Information of the Combined Group) of this document.

The Unaudited Pro Forma Financial Information (as defined below) is for illustrative purposes only. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the actual financial position or results of the BAT Group, the RAI Group or the Combined Group.

Future results of operations may differ materially from those presented in the Unaudited Pro Forma Information due to various factors.

6.	Rounding

Certain financial data and percentages have been rounded. As a result of such rounding, the totals of financial data presented in this document may vary slightly from the actual arithmetic totals of such data and percentages in tables may not add up to 100%.

7.	Currency

The BAT Group prepares its financial statements in pound sterling. All references to “pound”, “pounds”, “pound sterling”, “sterling”, “£”, “pence” and “p” are to the lawful currency of the United Kingdom.

The RAI Group prepares its financial statements in US dollars. All references to “US dollar”, “dollar”, “$”, “US$” and “cents” are to the lawful currency of the United States.

All references to “CAD dollars” and “CAD$” are to the lawful currency of Canada.

8.	No profit forecast or estimates

Unless otherwise stated, no statement in this document is intended as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that earnings or earnings per share (“EPS”) for BAT or RAI, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or EPS for BAT or RAI, as appropriate.

9.	Incorporation by reference

Certain information in relation to the BAT Group is incorporated by reference in this document, as set out in paragraph 3 of Part VI (Additional Information).

The contents of BAT’s and RAI’s websites or any hyperlinks accessible from those websites do not form part of this document and investors should not rely on them.

10.	Definitions

Certain terms used in this document, including capitalised terms and certain technical terms, are defined and explained in Part VII (Definitions) of this document.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors

Richard Burrows	Chairman

Nicandro Durante	Chief Executive

Ben Stevens	Finance Director

Kieran Poynter	Senior Independent Director

Sue Farr	Non-Executive Director

Ann Godbehere	Non-Executive Director

Dr Marion Helmes	Non-Executive Director

Savio Kwan	Non-Executive Director

Dr Pedro Malan	Non-Executive Director

Dimitri Panayotopoulos	Non-Executive Director

Company secretary

Paul McCrory

Registered and head office of the Company (including following Completion)

British American Tobacco p.l.c.

Globe House

4 Temple Place

London

WC2R 2PG

United Kingdom

Joint Sponsor and Joint Financial Adviser

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

Joint Sponsor and Joint Financial Adviser

UBS Limited

5 Broadgate

London EC2M 2QS

United Kingdom

Joint Financial Adviser

Centerview Partners UK LLP

100 Pall Mall

St. James’s

London SW1Y 5NQ

United Kingdom

SA Transaction Sponsors

UBS South Africa (Pty) Ltd

64 Wierda Road East

Wierda Valley

Sandton 2196

South Africa

Legal advisers to the Company as to English law

Herbert Smith Freehills LLP

Exchange House

Primrose Street

London EC2A 2EG

United Kingdom

Legal advisers to the Company as to US law

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

United States

Legal advisers to the Company as to South African law

Werksmans Attorneys

155 5th Street

Sandton

Johannesburg 2196

South Africa

Legal advisers to the Joint Sponsors and Joint Financial Advisers as to English and US law

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

Auditors and Reporting Accountants

KPMG LLP

15 Canada Square

Canary Wharf

London E14 5GL

United Kingdom

UK Registrar and Receiving Agent

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol

BS99 6ZZ

United Kingdom

SA Registrar and Receiving Agent

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

(PO Box 61051, Marshalltown 2107)

South Africa

(Incorporated and registered in England and Wales with company number 03407696)

PART I

LETTER FROM THE CHAIRMAN

Registered Office:

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

Tel: +44 (0)20 7845 1000

Fax: +44 (0)20 7240 0555

www.bat.com

Directors:

Richard Burrows (Chairman)

Nicandro Durante (Chief Executive)

Ben Stevens (Finance Director)

Kieran Poynter (Senior Independent Director)

Sue Farr (Non-Executive Director)

Ann Godbehere (Non-Executive Director)

Dr Marion Helmes (Non-Executive Director)

Savio Kwan (Non-Executive Director)

Dr Pedro Malan (Non-Executive Director)

Dimitri Panayotopoulos (Non-Executive Director)

14 June 2017

To the BAT Shareholders and, for information only, to persons with information rights

Dear Shareholder

Proposed Acquisition of Reynolds American Inc.

and

Notice of General Meeting

1.	Introduction

On 17 January 2017, BAT announced that it and RAI had agreed the terms of a recommended offer for the acquisition, by a subsidiary of BAT, of the remaining 57.8% of the common stock of RAI (the “RAI Shares”), not already held by the BAT Group, which will be effected through a statutory merger pursuant to the laws of North Carolina (the “Proposed Acquisition”).

Under the terms of the Proposed Acquisition, the RAI Shareholders, subject to certain conditions, will receive $29.44 in cash and 0.5260 of a New BAT Share, which will be represented by BAT American Depositary Shares (each a “New BAT ADS”) listed on the New York Stock Exchange (the “NYSE”), for each of their RAI Shares.

Owing to its size, the Proposed Acquisition constitutes a class 1 transaction for the purposes of the Listing Rules, and therefore requires the approval of BAT Shareholders. The Proposed Acquisition is conditional on, amongst other things, such approval being obtained. Accordingly, a General Meeting has been convened for 2pm on 19 July 2017 at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG, United Kingdom. The Notice of General Meeting is set out at the end of this document and an explanation of the Resolution to be proposed is set out in paragraph 15.2 of this Part I (Letter from the Chairman).

RAI was incorporated in the state of North Carolina and RAI Shares are listed on the NYSE. RAI is therefore not subject to the Listing Rules. However, pursuant to the terms of the Merger Agreement, and in accordance with the North Carolina Business Corporation Act (the “NCBCA”) the Proposed Acquisition is also conditional on RAI Shareholder approvals. For further details of the shareholder approvals required, please see paragraph 10.3 of this Part I (Letter from the Chairman).

In connection with the Proposed Acquisition, the Company has also issued the Prospectus, which has been filed with the FCA and made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

The purpose of this letter is to give you further details of the Proposed Acquisition, including the background and reasons for it and to explain why the board of Directors of BAT (the “Board”) considers it to be in the best interests of BAT and BAT Shareholders as a whole and unanimously recommends that BAT Shareholders vote in favour of the Resolution set out in the Notice of General Meeting.

2.	Summary of the terms of the Proposed Acquisition

Pursuant to the terms of the Merger Agreement, subject to the satisfaction of the conditions to completion of the Proposed Acquisition as set out in the Merger Agreement (the “Conditions”), RAI Shareholders, other than the BAT Group and RAI Shareholders who have properly asserted and not lost or effectively withdrawn a demand for appraisal rights, will receive:

For each RAI Share:

$29.44 in cash

and

0.5260 of a New BAT Share which

shall be represented by New BAT ADSs listed on the NYSE

•	Based on BAT’s share price and the pound sterling-US dollar exchange rate as at market close on 12 June 2017 (the “Latest Practicable Date”), the purchase price implies a total current value of $54.5 billion for the remaining 57.8% of RAI Shares not owned by the BAT Group, comprised of approximately $24.4 billion in cash and $30.1 billion in New BAT Shares which will be represented by New BAT ADSs.

•	Based on BAT’s share price and the pound sterling-US dollar exchange rate as at market close on the Latest Practicable Date, this represents a premium of 39.5% over the closing price of RAI Shares on 20 October 2016 (being the last day prior to BAT’s announcement on 21 October 2016 of a proposal to merge with RAI).

As with the Existing BAT ADSs, each New BAT ADS will represent one underlying BAT Share. BAT intends to register the New BAT ADSs and the New BAT Shares with the SEC. No fractional New BAT ADSs will be issued in respect of the Proposed Acquisition and RAI Shareholders will receive cash in lieu of any fractional New BAT ADS (based on the net cash proceeds from the sale by the Exchange Agent of the aggregated New BAT ADSs).

BAT currently intends to finance the cash portion of the Merger Consideration, which the Directors estimate to be approximately $24.4 billion, and related fees and expenses, with drawings under the Acquisition Facility (as defined below). A $25 billion Acquisition Facility has been entered into with a syndicate of banks to provide financing certainty. The Directors currently expect that the utilised Acquisition Facility will be refinanced by bond issuances in due course. For further details of the debt financing arrangements, please see paragraphs 11 and 12 of this Part I (Letter from the Chairman).

The Proposed Acquisition will take place by way of a statutory merger under the laws of North Carolina, pursuant to which Flight Acquisition Corporation (“Merger Sub”), a North Carolina corporation and an indirect wholly owned subsidiary of BAT, will merge with and into RAI, with RAI surviving the merger as an indirect wholly owned subsidiary of BAT.

The expected timetable of principal events for the Proposed Acquisition is set out on page 1 of this document. Subject to the satisfaction or waiver of the Conditions, completion of the Proposed Acquisition (“Completion”) is expected to occur on or around 25 July 2017.

Following Completion and assuming that 435,556,670 New BAT Shares are issued in connection with the Proposed Acquisition, the RAI Shareholders will, together, own approximately 19% of the ordinary share capital of the Combined Group (excluding BAT Treasury Shares). RAI will become an indirect, wholly-owned subsidiary of BAT.

3.	Background to, and reasons for, the Proposed Acquisition

The BAT Group has been a shareholder of RAI since July 2004. In July 2004, the US assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly owned subsidiary, Brown & Williamson Holdings, Inc. (“B&W”), then known as Brown & Williamson Tobacco Corporation, were combined with R. J. Reynolds Tobacco Company (“RJR Tobacco Company”). RAI previously was formed as a new holding company for these combined businesses. As a result of this business combination, BAT acquired beneficial ownership of approximately 42% of outstanding RAI Shares.

The Board believes that the Proposed Acquisition represents the logical progression in BAT’s relationship with RAI and offers shareholders of both companies a stake in a stronger, global tobacco and Next Generation Products company.

Enhanced geographic coverage:

The Combined Group will have enhanced geographic coverage across emerging and developed markets as a result of the Proposed Acquisition.

The BAT Group has a significant presence in emerging markets across South America, Africa, the Middle East and Asia. Over the last five years, revenue per pack in these markets has grown at more than twice the rate compared to developed markets. With generally low cigarette pack prices and expectations of continued growth in consumer disposable income over the long term, the future profit growth opportunity remains strong.

While the United States is characterised as a developed market, direct access to the US market strengthens BAT’s opportunity for long-term profitable growth. The United States is the world’s largest tobacco profit pool (excluding China), and over the last five years has grown revenue per pack at a faster rate than other developed markets. Long-term growth prospects are underpinned by affordable pack prices, relatively high disposable incomes and a growing market for Next Generation Products.

The Board believes that, after Completion, the Combined Group will be a larger, broader, more geographically diversified business with continued exposure to high growth emerging markets, direct access to the opportunity in the US market and a broad presence in key developed markets.

Combined portfolio of global brands:

The Combined Group will benefit from the combined portfolio of strong, growing global brands of both the BAT Group and the RAI Group, bringing together ownership of NEWPORT, KENT and PALL MALL, and in particular, that the unified ownership of these brands will allow the BAT Group to leverage consistent global positioning and shared resources. The RAI Group is well positioned with the second largest cigarette market share in the US market, with three out of the four top selling cigarette brands and the benefits from the Lorillard Merger already evident. For the year ended 31 December 2016, the RAI Group accounted for approximately 34% of the US cigarette market share, with NEWPORT the leading brand in menthol, PALL MALL the leading value brand and the NATURAL AMERICAN SPIRIT brand, which is a top ten best-selling cigarette brand in the United States. For the year ended 31 December 2016, American Snuff Co., an RAI subsidiary, also had a 33% share of the US moist snuff category, led by its GRIZZLY brand. US moist snuff retail volumes grew approximately 3.6% in 2016.

Global Next Generation Products business:

The Combined Group will be a global company in the fast growing Next Generation Product category, with an opportunity to leverage scale and insights across the largest and fastest growing markets and categories for Next Generation Products. The BAT Group is one of the largest international companies in the vapour market outside of the United States and China, having successfully launched a portfolio of products in the five largest vapour markets in Europe and established significant market share in the

United Kingdom and Poland, based on the BAT Group’s internal estimates. In December 2016, GLO, an innovative tobacco heating product, was launched in Japan with encouraging early results. In addition, the RAI Group’s VUSE is one of the leading vapour brands sold in the US vapour retail market. The Proposed Acquisition will benefit from the best of the two companies’ talented research and development and next generation product organisations, including nicotine replacement therapy, and allow such next generation product capabilities to be shared more broadly. In particular, the Board believes that the Proposed Acquisition will increase BAT’s exposure to the US vapour market and, subject to applicable approvals from the US Food and Drug Administration (the “FDA”) and compliance with other US rules, may permit further leverage of the BAT Group’s pipeline of Next Generation Products.

Growth prospects:

The BAT Group has a successful track record of developing strong brands and growing market share through a consistent focus on consumer insights, product quality and innovation, enabling it to build on RAI’s existing share growth momentum. The global drive brand portfolio of DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS has grown volume at an average of 7% per annum over the last three years, gaining more than 200 basis points share over the period. The Board believes that the ownership of RAI and access to the US market will further support BAT’s commitment to long-term profitable growth through consistent revenue growth. Further, the Board believes that the Proposed Acquisition will give BAT ownership of what will be a significant proportion of the Combined Group’s cash flows and provide a more balanced exposure to foreign exchange.

4.	Synergies and integration

The Board anticipates realising at least $400 million in annualised cost synergies by the end of the third full year following Completion. These synergies are expected to be primarily achieved by leveraging the scale of the Combined Group, integrating corporate functions and eliminating redundant spending using BAT’s target operating model principles and policies and delivering other efficiencies in manufacturing and supply chain.

The Board expects cost synergies to be achieved in the following main areas, listed in order of the magnitude of expected impact on the Combined Group:

•	integration of corporate functions and elimination of duplicated spend using BAT’s target operating model principles and policies;

•	procurement savings from leveraging enhanced scale, global expertise and category management;

•	integration of product development capabilities using a “best of both” approach; and

•	other efficiencies in manufacturing and supply chain.

The one-off costs of delivering these synergies are expected to total approximately $325 million to $350 million. The Board confirms that the annual cost synergies and the anticipated one-off expenditure reflect both the beneficial elements and the relevant costs of achieving these synergies.

These expected synergies have been calculated based on BAT and RAI’s financial and management information for the year ended 31 December 2016. The synergies referred to above are expected to be recurring and will accrue as a direct result of the Proposed Acquisition and would not be achievable independently. The Board believes that there are no material dis-synergies which would arise in connection with the Proposed Acquisition that will impact the planned benefits.

Although the Board expects that cost savings will result from the Proposed Acquisition from 2018 onwards, increasing to the full annualised amount of at least $400 million by the end of the third full year following Completion, there can be no assurance that any particular amount of such savings or synergies will be achieved following Completion or that they will be achieved in the expected time frame.

The Board expects that the Proposed Acquisition will be accretive to adjusted diluted earnings per share (“EPS”) in the first full year of ownership and beyond.

The Board is confident that the integration of RAI can be achieved without causing any material disruption to the underlying operations of the two businesses. As at the date of this document, appropriate preparatory integration planning is being undertaken by an integration leadership team comprising members of senior management of both the BAT Group and the RAI Group. Individual work-streams have been defined with nominated leads from the BAT Group and the RAI Group to feed in to an overall integration plan that will manage the key synergy related activities until the benefits are realised. The plan is expected to be produced in July 2017 and will cover the following key components:

•	the overall approach, plus detailed activities for the first six months post-Completion;

•	the plans to develop and implement the destination operating model and associated organisational design for each of the RAI Group’s corporate functions operating within the BAT Group;

•	the integration of key IT systems;

•	an agreed communication strategy; and

•	the adoption of all necessary monitoring and tracking mechanisms designed to ensure the synergies are realised.

The cost synergies estimated by the Board, as described above, were taken into consideration by RAI in projecting certain cost synergies of $500 million as a result of the Proposed Acquisition. These estimated cost synergies and certain estimated annual tax efficiencies were used by the financial adviser to the RAI Transaction Committee, Goldman Sachs, and the financial advisers to the RAI board of directors, J.P. Morgan and Lazard, in their own respective manner in performing their respective financial analyses and used by the RAI Transaction Committee and the RAI board of directors for purposes of their consideration and evaluation of the Proposed Acquisition and have been disclosed in the Proxy Statement/Prospectus forming part of BAT’s Registration Statement on Form F-4 and the filings on Schedule 13E-3 in relation to RAI (the “Schedules 13E-3”), which have been filed with the SEC.

The RAI estimates relating to the cost synergies and the annual tax efficiencies were used in the financial advisers’ analyses which were disclosed publicly to meet disclosure requirements under the applicable rules and regulations promulgated by the SEC, and are therefore included in the Form F-4 and in exhibits to the Schedules 13E-3. As mentioned above, the Board’s estimate of annualised cost synergies by the end of the third full year following Completion is at least $400 million.

5.	Summary information on RAI

RAI, the parent company of the RAI Group, is a holding company whose wholly owned operating subsidiaries include the second largest tobacco company in the United States, RJR Tobacco Company; Santa Fe Natural Tobacco Company, Inc. (“SFNTC”), the manufacturer and marketer of the NATURAL AMERICAN SPIRIT brand of cigarettes and other tobacco products in the United States; the second largest smokeless tobacco products manufacturer in the United States, American Snuff Company, LLC (“American Snuff Co.”); R. J. Reynolds Vapor Company (“RJR Vapor”), a marketer of digital vapour cigarettes in the United States; Niconovum USA, Inc. and Niconovum AB, marketers of nicotine replacement therapy products in the United States and Sweden, respectively; and until their sale on 13 January 2016, SFRTI, and various foreign subsidiaries affiliated with SFR Tobacco International GmbH (“SFRTI”), distributors and marketers of NATURAL AMERICAN SPIRIT brand of cigarettes and other tobacco products outside the United States.

RAI’s reportable operating segments are the RJR Tobacco segment, the Santa Fe segment and the American Snuff segment:

•	The RJR Tobacco segment consists of the primary operations of RJR Tobacco Company and includes three of the top four best-selling cigarettes in the United States: NEWPORT, CAMEL and PALL MALL. These brands, and RJR Tobacco’s other brands, including DORAL, MISTY and CAPRI, are manufactured in a variety of styles and marketed in the United States. As part of its total tobacco strategy, RJR Tobacco offers a smokeless tobacco product, CAMEL Snus. RJR Tobacco manages contract manufacturing of cigarettes and tobacco products through arrangements with the BAT Group, and manages the export of tobacco products to US territories, US duty-free shops and US overseas military bases. In the United States, RJR Tobacco also manages the premium cigarette brands DUNHILL, which RJR Tobacco Company licenses from the BAT Group, and STATE EXPRESS 555, which RJR Tobacco Company licenses from CTBAT International Co. Limited (“CTBAT”), a joint venture between the BAT Group and China National Tobacco Corporation (“CNTC”).

•	The Santa Fe segment consists of the primary operations of SFNTC and includes the manufacturing and marketing of premium cigarettes and other tobacco products under the NATURAL AMERICAN SPIRIT brand in the United States.

•	The American Snuff segment consists of the primary operations of American Snuff Co.. American Snuff is the second largest smokeless tobacco products manufacturer in the United States, and offers adult tobacco consumers a range of differentiated smokeless tobacco products, primarily moist snuff. The moist snuff category is divided into premium, price-value and popular-price brands. American Snuff’s primary brands include its largest selling moist snuff brands, GRIZZLY, in the price-value category, and KODIAK, in the premium category.

Included in All Other, among other RAI subsidiaries, are RJR Vapor, Niconovum USA, Inc., Niconovum AB and until their sale on 13 January 2016, SFRTI and various foreign subsidiaries affiliated with SFRTI.

RAI was incorporated in the State of North Carolina on 2 January 2004, and RAI Shares are listed on the NYSE under the trading symbol “RAI”. RAI’s headquarters are located at 401 North Main Street, Winston-Salem, North Carolina 27101.

RAI had consolidated net sales of $12,503 million and consolidated net income of $6,073 million for the year ended 31 December 2016 (compared to consolidated net sales of $10,675 million and consolidated net income of $3,253 million for the year ended 31 December 2015). Further information on the financial performance of RAI is set out in Part III (Historical Financial Information of the RAI Group) of this document including unaudited reconciliations of the RAI Group’s historical financial information from US GAAP to IFRS (EU).

6.	ADSs

6.1	ADS Programme

The Existing BAT ADSs have unlisted trading privileges on the New York Stock Exchange MKT (the “NYSE MKT”) and no BAT securities are listed on any US securities exchange or registered pursuant to the securities laws of the United States. As a result, BAT is subject to neither the NYSE listing standards nor the corporate governance rules under the Sarbanes-Oxley Act of 2002.

BAT has entered into an amended and restated deposit agreement dated 1 December 2008, which governs the terms of BAT’s ADS programme. Since 14 February 2017, under an amendment to the amended and restated deposit agreement, each Existing BAT ADS represents one BAT Share.

As part of the Proposed Acquisition, BAT intends to register the New BAT ADSs and the New BAT Shares with the SEC and to apply for the Existing BAT ADSs and the New BAT ADSs to be approved for listing on the NYSE such that the BAT ADS programme will be changed to a Sponsored Level III ADS programme with no action required by the holders of Existing BAT ADSs to effect such change. BAT will also become subject to the reporting requirements of the Exchange Act and, accordingly, be required to file or furnish certain reports with the SEC.

As a result of the registration of the New BAT Shares with the SEC, large BAT Shareholders (with direct or indirect beneficial ownership of more than 5% of BAT) will be required to file certain reports on their beneficial ownership with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

Following Completion, the Existing BAT ADSs will be fungible with the New BAT ADSs to be issued as part of the Merger Consideration.

6.2	Rights of ADS holders

In connection with the Proposed Acquisition, all holders of RAI Shares will only be entitled to receive cash and New BAT ADSs and may not elect to receive BAT Shares in lieu of New BAT ADSs. Once New BAT ADSs are issued, the holders of the New BAT ADSs will have the right to convert those New BAT ADSs into BAT Shares, which they may continue to hold or may sell on the LSE or the JSE. However, the holder of the New BAT ADSs will be responsible for all fees charged by the Depositary relating to any such conversion. Fees and charges are also payable by BAT ADS holders to the Depositary in relation to certain other depositary services.

While each BAT ADS represents one BAT Share, there are some differences between these two securities. These differences include:

•	BAT ADSs trade in US dollars, while BAT Shares trade in pound sterling on the LSE and South African rand on the JSE;

•	dividends paid in respect of BAT ADSs will be paid in US dollars following conversion from pound sterling by the Depositary, while dividends paid in respect of BAT Shares listed on the LSE will be paid in pound sterling and on the JSE will be paid in South African rand. Consequently, dividends payable in respect of BAT ADSs will be subject to currency fluctuations. In addition, dividends paid in respect of BAT ADSs have a payment date which is three business days after that of the payment date of BAT Shares;

•	under the terms of an agreement between BAT and the Depositary, the Depositary has agreed to waive the fees that would otherwise be payable in connection with the issuance of BAT ADSs upon deposit of BAT Shares and the cancellation of BAT ADSs and corresponding withdrawal of BAT Shares, in each case by BAT or any of its affiliates, officers, directors or employees. The terms of this agreement may be amended at any time by BAT and the Depositary;

•	while under the terms of the deposit agreement, cash dividends paid in respect of BAT ADSs are subject to a fee of up to $0.05 per BAT ADS payable to the Depositary, under the terms of the separate agreement between BAT and the Depositary referred to above, such dividends are instead subject to a fee of up to $0.02 per BAT ADS per year (a fee of $0.01 per dividend based on the distribution of an interim and a final cash dividend per year or a fee of $0.005 per dividend based on the distribution of four quarterly cash dividends per year). Under such separate agreement, this dividend fee may not be varied by the Depositary without the consent of BAT;

•	prior to or at Completion, BAT ADSs will be listed on the NYSE (the Existing BAT ADSs have unlisted trading privileges on the NYSE MKT) while BAT Shares are listed on the LSE (with a secondary listing on the JSE);

•	holders of BAT ADSs vote the underlying BAT Shares by instructing the Depositary on how to vote such BAT Shares at a general meeting, while holders of BAT Shares vote directly at any general meetings;

•	certain shareholders’ rights, such as the right to propose resolutions or the right to convene a general meeting, may not be exercised by BAT ADS holders unless they first convert their BAT ADSs into BAT Shares; and

•	holders of BAT Shares are entitled to receive mailed copies of proxy materials and documents from BAT, while, in lieu of distributing such materials, the Depositary may distribute to holders of BAT ADSs instructions on how to retrieve such materials upon request.

7.	Dividends and dividend policy

RAI intends to continue to pay dividends consistent with past practice and in accordance with RAI’s dividend policy during the period prior to Completion. RAI Shareholders will be entitled to BAT dividends (with record dates following Completion) in respect of the New BAT Shares underlying the New BAT ADSs from the time of issuance of such ADSs. The New BAT Shares will, when issued, rank pari passu with each other and with all Existing BAT Shares and will rank in full for all dividends and other distributions hereafter declared, made or paid in respect of the Existing BAT Shares.

BAT intends to maintain its dividend policy of a minimum 65% payout ratio post Completion and the Board expects the Proposed Acquisition to be accretive to dividends per share. BAT’s dividends are set in pence per ordinary share. It is expected that any dividend of the Combined Group will be set in the same format.

Following Completion, until the end of 2017, the Combined Group intends to maintain BAT’s stated policy of paying a dividend biannually. Beginning in 2018, the Combined Group will pay four interim quarterly dividends with respect to BAT Shares and BAT ADSs. BAT will announce the dividend amount as part of its preliminary results announcement for the year ending 31 December 2017 in February 2018 and the dividend amount will be paid in four equal instalments in May 2018, August 2018, November 2018 and February 2019. As part of the transition to quarterly dividend payments, and to ensure BAT Shareholders receive the equivalent amount of total cash payments in 2018 as they would have under the previous payment policy, an additional interim dividend will be announced in December 2017 for payment in February 2018 and will be calculated as 25% of the total cash dividend paid in 2017.

The dividends paid on the BAT Shares in respect of the period covered by the historical financial information were as follows:

Year ended 31 December	Type	Amount	LSE Ex-dividend date	JSE Ex-dividend date	Payment date
2016	Final	118.10p	16/03/2017	15/03/2017	04/05/2017
	Interim	51.30p	18/08/2016	17/08/2016	28/09/2016
2015	Final	104.60p	17/03/2016	14/03/2016	05/05/2016
	Interim	49.40p	20/08/2015	17/08/2015	30/09/2015
2014	Final	100.60p	19/03/2015	16/03/2015	07/05/2015
	Interim	47.50p	20/08/2014	18/08/2014	30/09/2014

8.	Dilution

Subject to Completion, up to 435,556,670 New BAT Shares will be issued in connection with the Proposed Acquisition. This will result in BAT’s issued share capital increasing by approximately 21% (including BAT Treasury Shares). Following Completion and assuming that 435,556,670 New BAT Shares are issued in connection with the Proposed Acquisition, BAT Shareholders will be subject to an immediate dilution as a result of the issue, following which they will hold approximately 81% of the Combined Group’s issued share capital (excluding BAT Treasury Shares).

9.	Management and employees

Pursuant to the Merger Agreement, BAT will take all actions necessary to cause three directors serving on RAI’s board of directors (other than the directors designated for nomination by B&W, a subsidiary of BAT) immediately prior to Completion to be appointed to the Board upon Completion. Such directors will be selected by BAT prior to Completion after consultation with the RAI Transaction Committee.

BAT attaches great importance to the skills and experience of the existing management and employees of the BAT Group and the RAI Group and the Board believes that the Combined Group will offer greater opportunities to the employees within it.

The Combined Group’s headquarters will be located at BAT’s existing headquarters at Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom (which is also its registered office).

The BAT Group’s manufacturing footprint is expected to be enhanced as a result of the inclusion of the RAI Group’s high quality production facilities in North Carolina and Tennessee.

10.	Structure and Conditions to the Proposed Acquisition

10.1	Structure of the Proposed Acquisition

The Proposed Acquisition will take place by way of a statutory merger under the laws of North Carolina, pursuant to which Merger Sub, a North Carolina corporation and an indirect wholly owned subsidiary of BAT, will merge with and into RAI, with RAI surviving the merger as an indirect wholly owned subsidiary of BAT. The Merger Agreement was entered into on 16 January 2017, the terms of which are more fully described in Part V (Summary of the Principal Terms and Conditions of the Merger Agreement) of this document.

10.2	Completion

Assuming the satisfaction or waiver of all Conditions, Completion is expected to take place on or about 25 July 2017. Any revision to this will be promptly notified to BAT Shareholders, by BAT, via a Regulatory Information Service. Following Completion, BAT will announce that the Proposed Acquisition has taken effect. The announcement will be made by way of a press release despatched via a Regulatory Information Service.

10.3	Conditions to the Proposed Acquisition

The Merger Agreement contains a number of Conditions. These include:

•	Antitrust approvals:

o	expiration or termination of the applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act 1976, as amended (the “HSR Act”); and

o	the earlier of the expiration of the waiting period required by Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission.

•	BAT Shareholder approvals:

o	the approval of the Merger Agreement and other transactions contemplated by the Merger Agreement and for the Directors to allot and issue the New BAT Shares at the General Meeting.

•	RAI Shareholder approvals:

o	approval of the Merger Agreement by the holders of a majority of the outstanding shares of RAI capital stock entitled to vote at the special meeting of RAI Shareholders to be called for purposes of such vote (the “RAI Special Meeting”) (the holder of Series B preferred stock of RAI (which is a wholly owned subsidiary of RAI) is not entitled to vote in respect of this stock); and

o	approval of the Merger Agreement by the holders of a majority of the outstanding RAI Shares entitled to vote and present (in person or by proxy) and voting at the RAI Special Meeting that are not owned, directly or indirectly, by the BAT Group or any of RAI’s subsidiaries.

•	Admission of New BAT Shares to listing on the LSE and New BAT ADSs on the NYSE:

o	approval for admission of the New BAT Shares to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE subject only to the issue of such New BAT Shares upon Completion; and

o	approval for listing on the NYSE of the New BAT ADSs issuable to RAI Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance).

•	Registration statements declared effective by the SEC:

o	declaration by the SEC of the effectiveness of the registration statements filed on Form F-4 and Form F-6 relating to the New BAT Shares and New BAT ADSs to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order).

•	Other conditions:

o	the filing of the Prospectus and this Circular with the UKLA, the approval of the Prospectus and this Circular by the UKLA and the mailing of this Circular and the publishing of the Prospectus, in each case, in accordance with applicable rules and regulations;

o	absence of any temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity that prevents, makes illegal or prohibits the Completion or the issuance of the New BAT Shares;

o	accuracy of the representations and warranties made in the Merger Agreement by the other party, subject to certain exceptions based on a material adverse change standard; and

o	performance in all material respects by the other party of the obligations required under the Merger Agreement to be performed by it at or prior to Completion.

Pursuant to the requirements of the HSR Act, BAT and RAI filed Notification and Report Forms with respect to the Proposed Acquisition with the US Federal Trade Commission (the “FTC”) and the US Department of Justice (the “DOJ”) on 6 February 2017 and requested early termination of the HSR Act waiting period. The applicable HSR Act waiting period for the Proposed Acquisition expired on 8 March 2017.

On 23 March 2017, BAT and RAI filed notifications for the Proposed Acquisition with the Japan Fair Trade Commission. Approval from the Japan Fair Trade Commission was received on 4 April 2017. As a result of the foregoing, the Conditions related to antitrust approvals required as part of the closing conditions to the Proposed Acquisition have been satisfied.

BAT’s obligation to complete the Proposed Acquisition is further conditional upon the absence of any legal restraint issued by a governmental entity under any antitrust laws that would, directly or indirectly, result in (1) any prohibition or limitation on the ownership or operation by RAI, BAT or their respective subsidiaries of any portion of the business, properties or assets of RAI, BAT or their respective subsidiaries, (2) RAI, BAT or their respective subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of RAI, BAT or any of their respective subsidiaries, (3) any prohibition or limitation on the ability of BAT to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the RAI Group, including the right to vote such shares, or (4) any prohibition or limitation on BAT effectively controlling the business or operations of the RAI Group.

For further information, please see Part V (Summary of the Principal Terms and Conditions of the Merger Agreement) of this document.

10.4	Termination fee

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, BAT will be entitled to receive a termination fee of $1 billion from RAI in the event that:

•	the RAI board of directors or any committee thereof changes its recommendation to RAI Shareholders and either (1) the Merger Agreement is terminated because the RAI Shareholders fail to approve the Merger Agreement at the RAI Special Meeting or no shareholders’ meeting is held prior to 31 December 2017 (the “End Date”); or (2) BAT terminates the Merger Agreement as a result of such change in recommendation; or

•	(1) the Merger Agreement is terminated (or in certain circumstances could have been terminated) because the Proposed Acquisition has not occurred by the End Date (and at such time all antitrust approvals have been obtained and no legal restraint preventing the Completion is in effect), the RAI shareholders failed to approve the Merger Agreement at the RAI Special Meeting or RAI breached its obligations under the Merger Agreement, (2) prior to such termination, shareholder vote or breach, as applicable, and after the date of the Merger Agreement, a Company Takeover Proposal (as defined in the Merger Agreement) that contemplates acquiring a majority of the capital stock or assets of RAI was made or made known to RAI or its shareholders, and (3) within 12 months after such termination, RAI or any of its subsidiaries enters into a definitive agreement with respect to, or completes, such Company Takeover Proposal.

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, RAI will be entitled to receive a termination fee of $1 billion from BAT in the event that:

•	the Board or any committee thereof changes its recommendation and either (1) the Merger Agreement is terminated because BAT Shareholders fail to approve the Resolution or no shareholders’ meeting is held prior to the End Date or (2) RAI terminates the Merger Agreement as a result of such change in recommendation; or

•	(1) the Merger Agreement is terminated (or in certain circumstances could have been terminated) because the Proposed Acquisition has not occurred by the End Date (and at such time all antitrust approvals have been obtained, no legal restraint preventing the Completion is in effect and no antitrust restriction (as defined in the Merger Agreement) is in effect), the BAT Shareholders failed to approve the Resolution at the shareholders’ meeting or BAT breached its obligations under the Merger Agreement, (2) prior to such termination, shareholder vote or breach, as applicable, and after the date of the Merger Agreement, a Parent Alternative Proposal (as defined in the Merger Agreement) that contemplates acquiring a majority of the shares in, or the assets of, BAT is publicly proposed or announced and (3) within 12 months after such termination, BAT enters into a definitive agreement with respect to, or completes, such Parent Alternative Proposal.

In addition, the Merger Agreement provides that RAI will be entitled to receive a termination fee of $500 million from BAT in the event that the Merger Agreement is terminated because the Proposed Acquisition has not occurred by the End Date and at the time of termination (1) all antitrust approvals that are Conditions have not been obtained, a legal restraint attributable to an antitrust law is in effect that prevents Completion or an antitrust restriction (as defined in the Merger Agreement) is in effect and (2) all other Conditions have been satisfied (or, in the case of any condition that is by its nature is to be satisfied at Completion, would be satisfied if Completion were to occur on the date of such termination. The Conditions related to antitrust approvals required as part of the closing conditions to the Proposed Acquisition have been satisfied. BAT must also pay a termination fee of $500 million to RAI if the Merger Agreement is terminated because a legal restraint attributable to an antitrust law that prevents Completion has become final and non-appealable. BAT will not be required to pay the termination fees described in this paragraph if RAI has not complied with its obligation to use reasonable best efforts to complete the Proposed Acquisition as promptly as practicable.

11.	Financing

BAT currently intends to finance the cash portion of the Merger Consideration, which the Directors estimate to be approximately $24.4 billion, and related fees and expenses, with drawings under the Acquisition Facility (as defined below).

On 16 January 2017, B.A.T. International Finance p.l.c. (“BATIF”) and B.A.T. Capital Corporation (“BATCAP”) (each a wholly-owned subsidiary of BAT) as original borrowers, and BAT, as guarantor, entered into an acquisition facility with HSBC Bank plc, as agent, HSBC Bank USA, National Association, as US agent, and the financial institutions party thereto, as mandated lead arrangers and banks (the “Acquisition Facility”). Under the Acquisition Facility, the lenders are providing an unsecured and unsubordinated term loan facility in an aggregate principal amount of up to $25,000,000,000, available for the purpose of financing the Proposed Acquisition, paying fees and expenses and refinancing an existing revolving credit facility of RAI.

The Acquisition Facility comprises four credit facilities:

•	a $15,000,000,000 bridge facility which, subject to two six-month extension options exercisable at BAT’s discretion, matures on the date falling 12 months (or if both extension options are exercised, 24 months) after the earlier of (1) the date of Completion and (2) the business day that is six months after 16 January 2017 (the earlier of (1) and (2), the “Start Date”);

•	a $5,000,000,000 bridge facility which, subject to two six-month extension options exercisable at BAT’s discretion, matures on the date falling 24 months (or, if both extension options are exercised, 36 months) after the Start Date;

•	a $2,500,000,000 term loan which matures on the date falling 36 months after the Start Date; and

•	a $2,500,000,000 term loan which matures on the date falling 60 months after 16 January 2017.

The Directors currently expect that the utilised Acquisition Facility will be refinanced by bond issuances in due course. In addition, as an alternative, BAT may issue new bonds to satisfy a portion of the cash portion of the Merger Consideration in lieu of drawing on the Acquisition Facility. BAT has not entered into any definitive documentation with respect to any such bond issuances. There can be no assurance that any replacement, supplemental or refinance financing will be available to BAT at all or on acceptable terms.

12.	2017 Revolving Credit Facility

On 20 January 2017, BAT as guarantor and BAT, BATIF, British American Tobacco Holdings (The Netherlands) B.V. (“BATHTN”), B.A.T. Netherlands Finance B.V. (“BATNF”) and BATCAP (each a wholly-owned subsidiary of BAT), as original borrowers entered into a £5,680,000,000 forward starting revolving credit facilities agreement with HSBC Bank plc as agent and euro swingline agent, HSBC Bank USA, National Association as US agent and USD swingline agent and certain banks and financial institutions as banks and arrangers (the “2017 RCF”).

The 2017 RCF comprises the following facilities:

•	a £2,840,000,000 multi-currency revolving credit facility (“RCF Facility A”) with a $785,714,285 USD swingline sub-facility and a €473,300,000 euro swingline sub-facility each maturing on the date falling 364 days after the date of Completion and incorporating:

o	an option to extend the final maturity date of RCF Facility A by 365 days (with each bank having the right to accept or decline an extension request in respect of its commitments);

o	an option to term out RCF Facility A (at BAT’s option) by converting any outstanding revolving facility advances into term advances on the applicable final maturity date (the “Term Out Date”) and extending the final maturity date of RCF Facility A to either the second anniversary of the date of Completion or, if the applicable final maturity date has already been extended pursuant to the extension option, the third anniversary of the date of Completion; and

•	a £2,840,000,000 multi-currency revolving facility (“RCF Facility B”) with a $1,571,428,571 USD swingline sub-facility and a €946,600,000 euro swingline sub-facility, each maturing on 29 May 2021. RCF Facility B effectively replaces BAT’s existing £3,000,000,000 revolving credit facility entered into on 29 May 2014 (the “2014 RCF”).

The 2017 RCF also contains an accordion feature, allowing BAT to bring one additional bank into the facility by delivering a request on or prior to the date falling six months after the date of Completion.

Revolving facility advances are to be applied in or towards the general corporate purposes of the BAT Group. Each swingline advance is to be applied in or towards refinancing short term borrowings of the BAT Group and providing support for the BAT Group’s euro (under all swingline facilities) and US (under the USD swingline facilities) commercial paper programmes. The 2014 RCF will be cancelled at Completion and the 2017 RCF will be available to draw from such time, provided applicable conditions precedent are met (which includes evidence that the 2014 RCF has been cancelled). If at any time BAT gives notice that Completion will not occur or if Completion does not occur on or before 31 March 2018, commitments under the 2017 RCF will be cancelled and this facility will not be available to be drawn. In this case the 2014 RCF will remain in place until its maturity in 2021.

13.	Current trading and prospects for BAT and RAI

13.1	BAT

BAT issued, on 14 June 2017, the following trading update ahead of its closed period commencing 27 June 2017:

“The business continues to perform very well, in line with expectations.

First half revenue is expected to benefit from good pricing. As highlighted in February, first half volumes are lapping a strong prior year comparator and will be impacted by the phasing of shipments in a number of key markets, including Pakistan. Full year volume is expected to outperform the industry, which we anticipate will be down around 4%.

We expect our market share to continue to grow, driven by the Global Drive Brands.

Trading in our key markets continues to reflect the trends discussed at the Preliminary Results in February with Canada, Romania, Bangladesh and Ukraine performing well and conditions remaining challenging in Brazil, South Africa, Malaysia, France and the UK.

The performance of GLO in Sendai, Japan continues to exceed our expectations and we are on track for further Japanese and international rollout in the second half. In vapour, our share growth in Western Europe continues and we are making encouraging progress with the rollout of VYPE PEBBLE. A city test of VYPE e-Pen III is on track for Q4.

As previously stated, profit growth is expected to be weighted to the second half of the year, mainly due to the timing of volume shipments, as well as the phasing of Next Generation Product investments and marketing spend.

If exchange rates stayed the same for the remainder of the year, there would be an adverse transactional impact on operating profit of 2% for both the first half and the full year. For translation, this would be a tailwind on operating profit of approximately 13% for the half year and 7% for the full year.

First half EPS is expected to benefit from a significant translational foreign exchange tailwind of around 14%.”

13.2	RAI

Year ended 31 December 2016

RAI filed its Form 10-K for the year ended 31 December 2016 with the SEC on 9 February 2017.

RAI reported net sales of $12.5 billion in 2016, an increase of 17.1% compared to 2015. Comparisons for the full year were driven largely by the addition of the NEWPORT brand following the acquisition of Lorillard in June 2015. RAI’s reportable operating segments consist of RJR Tobacco, Santa Fe and American Snuff. RJR Tobacco’s net sales in 2016 were $10.3 billion, an increase of 19.5% compared to 2015, primarily due to higher volume and favourable product mix of $1.3 billion and higher net pricing of $490 million. Santa Fe’s 2016 net sales increased by 18.9% from 2015 to $973 million, due to higher volume and higher net pricing. American Snuff net sales in 2016 totalled $914 million, an increase of 6.9% compared to 2015, due to higher net pricing and higher moist snuff volume.

RAI’s net income was $6.1 billion in 2016, an increase of 86.7% compared to 2015 primarily due to the recognition of the gain on divestiture of NATURAL AMERICAN SPIRIT’s business outside the United States in 2016. Each of RAI’s reportable operating segments demonstrated improved operating income during 2016.

Three months ended 31 March 2017

RAI filed its Form 10-Q for the three months ended 31 March 2017 with the SEC on 3 May 2017.

RAI reported net sales of $2.9 billion for the first quarter of 2017, an increase of 1.1% compared to the first quarter of 2016. RJR Tobacco’s net sales in the first quarter of 2017 were $2.4 billion, a decrease of 1.7% compared to the prior year period, primarily due to lower net volume/product mix of $123 million, partially offset by higher net pricing of $120 million. Lower contract manufacturing revenues and leaf sales also contributed to the decline in net sales. Santa Fe’s net sales increased by 9.2% from the prior year to $238 million, primarily due to higher volume and net pricing. American Snuff net sales totalled $242 million, an increase of 12.0% compared to the prior year, primarily due to higher net pricing and higher moist snuff volume.

RAI’s net income was $780 million in the first quarter of 2017, a decrease of 78.1% compared to the first quarter of 2016, which included a significant gain on divestiture resulting from the sale of NATURAL AMERICAN SPIRIT’s business outside the United States. RJR Tobacco’s 2017 first-quarter operating income was unfavourably impacted by lower net volume and product mix and higher State Settlement Agreement expenses, partially offset by higher net pricing when compared to the first quarter of 2016. RAI’s other two reportable operating segments reported higher operating income in the first quarter of 2017 compared to the same period in 2016.

14.	De-listing of RAI Shares and listing of New BAT Shares

14.1	De-listing of RAI Shares

If the Proposed Acquisition completes, there will no longer be any publicly held RAI Shares. Accordingly, RAI Shares will be delisted from the NYSE and will be deregistered under the Exchange Act as soon as practicable following Completion, and RAI will no longer be required to file periodic reports with the SEC in respect of RAI Shares.

Prior to Completion, RAI will cooperate with BAT to cause the delisting of the RAI Shares from the NYSE as promptly as practicable after Completion, and in any event no more than two business days after Completion.

14.2	Listing of New BAT Shares

Under the terms of the Merger Agreement, BAT is required to use its reasonable best efforts to cause (1) the New BAT Shares to be approved for admission to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE and (2) the New BAT ADSs to be issued as Merger Consideration to be approved for listing on the NYSE, subject to official notice of issuance, each prior to Completion. It is a condition to both parties’ obligations to complete the Proposed Acquisition that such approvals are obtained. Accordingly, application will be made to have the New BAT Shares approved for listing by the UKLA and to trading on the main market for listed securities on the LSE and for the New BAT ADSs to be approved for listing on the NYSE. Application will also be made to have the New BAT Shares listed on the JSE.

BAT Shares have a secondary listing on the JSE in South Africa, under the abbreviated name BATS and the trading code “BTI”. As at 31 December 2016, 257,070,692 BAT Shares (being 12.68% of BAT’s issued ordinary share capital) were recorded on its South Africa branch share register.

15.	General Meeting and the Resolutions

15.1	General Meeting

Set out on page 145 of this document is the Notice of General Meeting to be held at 2pm on 19 July 2017 at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG, United Kingdom which the resolution to approve the Proposed Acquisition and the authority for the Directors to allot and issue the New BAT Shares in connection with the Proposed Acquisition will be proposed (the “Resolution”).

15.2	Resolution

The implementation of the Proposed Acquisition is conditional upon, amongst other things, BAT Shareholders’ approval of the Resolution being obtained at the General Meeting. A summary of the Resolution is below. The full text of the Resolution is set out in the Notice of General Meeting.

The Resolution will be proposed as an ordinary resolution requiring a simple majority of votes cast in favour.

The Resolution proposes that (1) the Proposed Acquisition be approved and the Directors be authorised to make any non-material amendments, variations, waivers or extensions to the terms of the Proposed Acquisition or the Merger Agreement which they in their absolute discretion consider necessary, appropriate or desirable to implement the Proposed Acquisition and to take all steps and do all things which they consider necessary or desirable to implement the Proposed Acquisition, and (2) the Directors be unconditionally authorised in accordance with section 551 of the Companies Act 2006 to allot New BAT Shares (or relevant securities) in connection with the Proposed Acquisition up to a maximum aggregate nominal amount of £108,889,167. If granted, the authority conferred by the Resolution will expire at the conclusion of BAT’s next Annual General Meeting.

15.3	Actions to be taken

Please refer to Notice of General Meeting on page 145 for guidance notes on the completion and return of the Proxy Form and other applicable voting documentation.

15.4	Further information

Your attention is drawn to the additional information set out in Parts II to VI of this document. You are advised to read the whole document and not merely rely on the key or summarised information in this letter.

15.5	Financial advice

The Board has received financial advice from Centerview Partners, Deutsche Bank and UBS in relation to the Proposed Acquisition. In providing their respective financial advice to the Board, each of Centerview Partners, Deutsche Bank and UBS have relied upon the Board’s commercial assessment of the Proposed Acquisition.

15.6	Recommendation

The Board considers the Proposed Acquisition and the Resolution to be in the best interests of BAT and BAT Shareholders as a whole. Accordingly, the Board unanimously recommends that BAT Shareholders vote in favour of the Resolution set out in the Notice of General Meeting, as the Directors intend to do in respect of their own beneficial holdings which amount in aggregate to 765,599 BAT Shares, representing approximately 0.04% of the existing ordinary share capital of BAT (excluding treasury shares) in issue on 12 June 2017, being the Latest Practicable Date.

Yours faithfully

Richard Burrows

Chairman

PART II

RISK FACTORS

The Proposed Acquisition may give rise to certain risks which, if they occur, may have a material adverse effect on the business, financial condition, results of operations or prospects of the BAT Group and, following Completion, the Combined Group. Accordingly, the risk factors should be afforded careful consideration together with all the other information set out in, or incorporated by reference into, this document in deciding whether to approve the Resolution being put to the BAT Shareholders at the General Meeting.

The risks which the Directors consider to be material as at the date of this document are set out in this Part II. The risks described in this Part II are based on information known at the date of this document but may not be the only risks to which the BAT Group and, following completion the Combined Group, is or might be exposed.

Additional risks and uncertainties, which are currently unknown to the BAT Group or that the BAT Group does not currently consider to be material, may adversely affect the business of the BAT Group and, following Completion, the Combined Group and could have material adverse effects on the business, financial condition, results of operations and future prospects of the BAT Group and, following Completion, the Combined Group. If any of the following risks were to materialise, the business, financial condition, results of operations and prospects of the BAT Group and, following Completion, the Combined Group could be materially adversely affected and the value of BAT Shares could decline and BAT Shareholders could lose all or part of their investment in those BAT Shares.

BAT Shareholders should read this document as a whole and not rely solely on the information set out in this section.

1.	Material risks relating to the Proposed Acquisition

1.1	The Proposed Acquisition is subject to a number of conditions on both BAT and RAI which, if not fulfilled, or not fulfilled in a timely manner, may result in the termination of the Merger Agreement

BAT and RAI shall not be obliged to complete the Proposed Acquisition if any of the Conditions have not been met or have not been waived, if applicable. These include:

•	Antitrust approvals:
o	expiration or termination of the applicable waiting period (or extension thereof) under the HSR Act; and

o	the earlier of the expiration of the waiting period required by Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission.

•	BAT Shareholder approvals:
o	the approval of the Merger Agreement, and other transactions contemplated by the Merger Agreement and for the Directors to allot and issue the New BAT Shares at the General Meeting.

•	RAI Shareholder approvals:
o	approval of the Merger Agreement by the holders of a majority of the outstanding shares of RAI capital stock entitled to vote at the RAI Special Meeting (the holder of Series B preferred stock of RAI (which is a wholly owned subsidiary of RAI), is not entitled to vote in respect of this stock); and

o	approval of the Merger Agreement by the holders of a majority of the outstanding RAI Shares entitled to vote and present (in person or by proxy) and voting at the RAI Special Meeting that are not owned, directly or indirectly, by the BAT Group or any of RAI’s subsidiaries.

•	Admission of New BAT Shares to listing on the LSE and New BAT ADSs on the NYSE:
o	approval for admission of the New BAT Shares to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE subject only to the issue of such New BAT Shares upon Completion; and

o	approval for listing on the NYSE of the New BAT ADSs issuable to RAI Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance).

•	Registration statements declared effective by the SEC:
o	declaration by the SEC of the effectiveness of the registration statements filed on Form F-4 and Form F-6 relating to the New BAT Shares and New BAT ADSs to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order).

•	Other conditions:
o	the filing of the Prospectus and this Circular with the UKLA, the approval of the Prospectus and this Circular by the UKLA and the mailing of this Circular and the publishing of the Prospectus, in each case, in accordance with applicable rules and regulations;

o	absence of any temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity that prevents, makes illegal or prohibits the Completion or the issuance of the New BAT Shares;

o	accuracy of the representations and warranties made in the Merger Agreement by the other party, subject to certain exceptions based on a material adverse change standard; and

o	performance in all material respects by the other party of the obligations required under the Merger Agreement to be performed by it at or prior to Completion.

Pursuant to the requirements of the HSR Act, BAT and RAI filed Notification and Report Forms with respect to the Proposed Acquisition with the FTC and DOJ on 6 February 2017 and requested early termination of the HSR Act waiting period. The applicable HSR Act waiting period for the Proposed Acquisition expired on 8 March 2017.

On 23 March 2017, BAT and RAI filed notifications for the Proposed Acquisition with the Japan Fair Trade Commission. Approval from the Japan Fair Trade Commission was received on 4 April 2017. As a result of the foregoing, the Conditions related to antitrust approvals required as part of the closing conditions to the Proposed Acquisition have been satisfied.

BAT’s obligation to complete the Proposed Acquisition is further conditional upon the absence of any legal restraint issued by a governmental entity under any antitrust laws that would, directly or indirectly, result in (1) any prohibition or limitation on the ownership or operation by RAI, BAT or their respective subsidiaries of any portion of the business, properties or assets of RAI, BAT or their respective subsidiaries, (2) RAI, BAT or their respective subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of RAI, BAT or any of their respective subsidiaries, (3) any prohibition or limitation on the ability of BAT to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the RAI Group, including the right to vote such shares, or (4) any prohibition or limitation on BAT effectively controlling the business or operations of the RAI Group. See Part V (Summary of the principal terms and conditions of the Merger Agreement) of this document.

Many of the Conditions are not within either BAT’s or RAI’s control, and neither company can predict when or if these Conditions will be satisfied. If any of these Conditions are not satisfied or waived prior to 31 December 2017, it is possible that the Merger Agreement may be terminated. Although BAT and RAI have agreed in the Merger Agreement to use their reasonable best efforts, subject to certain limitations, to complete the Proposed Acquisition as promptly as practicable, the Conditions may fail to be satisfied. In addition, satisfying the Conditions may take longer, and could cost more, than BAT and RAI expect. Any delay in completing the Proposed Acquisition may adversely affect the synergies and other benefits that BAT expects to achieve if the Proposed Acquisition and the integration of the companies’ respective businesses are not completed within the expected timeframe. See Part V (Summary of the principal terms and conditions of the Merger Agreement) of this document.

1.2	BAT will be required to complete the Proposed Acquisition whether or not financing is available and BAT may encounter difficulties or high costs associated with securing refinancing of debt incurred in connection with the Proposed Acquisition

The receipt of financing by BAT is not a condition to Completion and, accordingly, BAT will be required to complete the Proposed Acquisition (assuming that all of the Conditions are satisfied) whether or not the Acquisition Facility, entered into for the purpose of financing the Proposed Acquisition, or other financing is available, at all or on acceptable terms. Under the Acquisition Facility, provided certain key conditions precedent have been satisfied (including, inter alia, confirmation from BAT of the receipt of the requisite approvals by BAT Shareholders and RAI Shareholders to complete the Proposed Acquisition), banks are obliged to participate in advances during the availability period unless there is a Major Default or breach of a Major Representation (each as defined in the Acquisition Facility and including non-payment, breach of the negative pledge or disposals restrictions, insolvency of an obligor and certain other key defaults). In addition, the interest rate applicable to borrowings under the Acquisition Facility will be based on floating interest rates, which could fluctuate significantly over the term of the Acquisition Facility.

BAT has announced that, to the extent the Acquisition Facility is drawn to finance the cash portion of the Merger Consideration, it intends to refinance the loans under that facility through issuances of new bonds in due course. Further, BAT may decide to pursue financing that would replace or supplement financing available under the Acquisition Facility. In particular, the Acquisition Facility includes a $15 billion tranche which, subject to two six-month extension options exercisable at BAT’s discretion, matures on the date falling 12 months (or, if both extension options are exercised, 24 months) after the Start Date, a $5 billion tranche which, subject to two six-month extension options exercisable at BAT’s discretion, matures on the date falling 24 months (or, if both extension options are exercised, 36 months) after the Start Date, a $2.5 billion tranche which matures on the date falling 36 months after the Start Date and a $2.5 billion tranche which matures on the date falling 60 months after 16 January 2017. There is no guarantee that BAT would be able to replace, supplement or refinance the Acquisition Facility at all or on terms acceptable to BAT. The terms of any debt incurred to replace, supplement or refinance the Acquisition Facility may be materially worse than the terms of the Acquisition Facility. BAT’s ability to obtain financing to refinance the Acquisition Facility will be subject to various factors, including market conditions, operating performance and the BAT Group’s credit rating.

Following announcement of the Proposed Acquisition, Standard & Poor’s Ratings Services downgraded the long-term rating of the BAT Group from A- to BBB+ and reaffirmed the A-2 short term rating of the BAT Group and Moody’s Investors Service downgraded the long-term rating of the BAT Group from A3 to Baa2 and reaffirmed the P-2 short term rating of the BAT Group. Any impairment of the BAT Group’s ability to obtain future financing on favourable terms, including as a result of a reduction of the BAT Group’s credit rating, could have an adverse effect on the BAT Group’s ability to finance the cash portion of the Merger Consideration with the issuance of debt securities or with another alternative to the Acquisition Facility, or to refinance the Acquisition Facility if drawn.

1.3	Under the Merger Agreement, BAT, through its subsidiaries, will acquire RJR Tobacco Company’s NEWPORT brand, the leading US menthol cigarette brand; however, any action by the FDA or any other governmental authority that could have the effect of banning or materially restricting the use of menthol in tobacco products would not give rise to a right to terminate the Merger Agreement

As a result of the Proposed Acquisition, the BAT Group will acquire RJR Tobacco Company’s NEWPORT brand, the leading US menthol cigarette brand, the sales of which, together with the RAI Group’s other menthol brands, represent a substantial portion of the RAI Group’s consolidated total net sales. The RAI Group estimates that approximately 50% of its total consolidated net sales were attributable to menthol cigarettes for the year ended 31 December 2016. In 2013, the FDA issued its preliminary scientific evaluation regarding menthol cigarettes, concluding that menthol cigarettes adversely affect initiation, addiction and cessation compared to non-menthol cigarettes. In 2013, the FDA also issued an Advance Notice of Proposed Rulemaking, seeking comments on various issues relating to the potential regulation of menthol cigarettes. Although it is not possible to predict whether or when the FDA will take actions, if the FDA or any other governmental authority were to adopt regulations banning or severely restricting the use of menthol in tobacco products or the sale of menthol cigarettes, those regulations could have a material adverse effect on sales of the NEWPORT brand and the menthol styles of other RAI Group brands, which could have an adverse effect on the results of operations, cash flows and financial position of the RAI Group, and following Completion, the Combined Group.

Under the terms of the Merger Agreement, BAT and RAI expressly agreed that a menthol regulatory action would not be considered in determining whether a material adverse effect, as defined in the Merger Agreement, on a party had occurred, and would not give rise to a right to terminate the Merger Agreement.

1.4	Litigation against certain members of the RAI Group related to tobacco products could have an adverse effect on the consolidated results of operations, cash flows and financial position of the RAI Group; however, such litigation may not give rise to a right to terminate the Merger Agreement

Certain members of the RAI Group have been named in a large number of tobacco-related legal actions, proceedings or claims and it is likely that legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing, promotion and claimed health effects of cigarettes and other tobacco products will continue to be filed against the BAT Group, the RAI Group and other tobacco companies for the foreseeable future. These legal actions, proceedings and claims could impose substantial monetary obligations on the RAI Group and could have an adverse effect on the results of operations, cash flows and financial position of the RAI Group and, following Completion, the Combined Group. However, under the terms of the Merger Agreement, BAT and RAI expressly agreed that all actions or judgments regarding any tobacco litigation that was commenced prior to the date of the Merger Agreement would not be considered in determining whether a material adverse effect, as defined in the Merger Agreement, on a party has occurred and would not give rise to a right to terminate the Merger Agreement. In addition, any such tobacco litigation that is commenced on or after the date of the Merger Agreement (other than any such litigation brought by or on behalf of any governmental entity to the extent such action or judgment is not a part of or an extension or expansion of any litigation commenced prior to the date of the Merger Agreement) would also not be considered in determining whether a material adverse effect on a party has occurred, and would not give rise to a right to terminate the Merger Agreement. Any legal actions, proceedings and claims could impose substantial monetary obligations on the RAI Group and could have an adverse effect on the results of operations, cash flows and financial position of the RAI Group, and following Completion, the Combined Group.

1.5	The Proposed Acquisition is subject to the receipt of numerous approvals, including from BAT Shareholders and RAI Shareholders. Failure to obtain these approvals would prevent Completion

Before the Proposed Acquisition can be completed, (1) BAT Shareholders must approve the Merger Agreement and the transactions contemplated thereby as a class 1 transaction and authorise the Directors to allot and issue the New BAT Shares, (2) holders of a majority of the outstanding shares of RAI capital stock entitled to vote at the RAI Special Meeting must approve the Merger Agreement (the holder of Series B preferred stock of RAI (which is a wholly owned subsidiary of RAI) is not entitled to vote in respect of this stock) and (3) holders of a majority of the outstanding RAI Shares entitled to vote and present (in person or by proxy) and voting at the RAI Special Meeting that are not owned, directly or indirectly, by the BAT Group or any of RAI’s subsidiaries, must approve the Merger Agreement. Although BAT has agreed to vote shares of RAI capital stock owned by the BAT Group in favour of the Proposed Acquisition in respect of (2) above, there can be no assurance that the approvals referred to in (2) above will be obtained. Furthermore, even if a majority of the outstanding shares of RAI capital stock, referred to in (2) above, are voted in favour of the Proposed Acquisition, Completion will not take place if holders of a majority of the outstanding RAI Shares entitled to vote and present (in person or by proxy) and voting at the RAI Special Meeting and that are not owned, directly or indirectly, by the BAT Group or RAI’s subsidiaries, referred to in (3) above, do not approve the Merger Agreement. Failure to obtain the required approvals within the expected time frame, or having to make significant changes to the structure, terms or conditions of the Proposed Acquisition to obtain such approvals, may result in a material delay in, or the abandonment of, the Proposed Acquisition. Any delay in Completion may adversely affect the synergies and other benefits that BAT expects to achieve assuming the Proposed Acquisition and the integration of the BAT Group’s and the RAI Group’s respective businesses are completed within the expected timeframe.

1.6	After Completion, the BAT Group may fail to successfully integrate the RAI Group into its business, the Combined Group may fail to realise the expected synergies and other benefits of the Proposed Acquisition and the costs to achieve the synergies and benefits may be higher than anticipated

The BAT Group and the RAI Group have operated and, until Completion, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. The success of the Proposed Acquisition will depend, in part, on the effectiveness of the integration process and the ability of the Combined Group to realise the expected synergies and other benefits from combining the businesses of the BAT Group and the RAI Group. There is also no assurance that the costs to integrate and achieve the synergies will not be higher than anticipated. The Combined Group’s ability to realise these anticipated benefits and synergies is subject to certain risks, including the following:

•	changes or conflicts in corporate culture, controls, procedures and systems;

•	retaining existing employees and attracting new employees;

•	maintaining relationships with customers, suppliers and other constituencies; and

•	inefficiencies associated with the integration and management of the operations of the Combined Group.

The BAT Group will be required to devote significant management attention and resources to integrating the business practices and operations of the BAT Group and the RAI Group, which may result in diversion of the attention of each group’s management and employees from ongoing operations, the lack of personnel or other resources to pursue other potential business opportunities and the disruption of, or the loss of momentum in, each group’s ongoing businesses.

BAT and RAI expect to incur significant costs associated with the Proposed Acquisition and combining the operations of the two groups. The significant costs associated with the Proposed Acquisition include, among others, fees and expenses of financial advisers and other advisers and representatives, certain employment-related costs relating to employees of the RAI Group, fees and expenses related to the Acquisition Facility and the refinancing of the Acquisition Facility, costs of defending any potential litigation related to the Proposed Acquisition, costs of public relations firms engaged in connection with the Proposed Acquisition, filing fees due in connection with filings required under the HSR Act and filing fees and printing and mailing costs for the Prospectus, this Circular and the Form F-4. Some of these costs have already been incurred or may be incurred regardless of whether the Proposed Acquisition is completed, including a portion of the fees and expenses of financial advisers and other advisers and representatives, filing fees under the HSR Act and costs related to the Prospectus, this Circular and Form F-4. The BAT Group will also incur fees and costs related to formulating and implementing integration plans with respect to the two groups, including systems integration costs. While the Directors believe that the costs associated with the Proposed Acquisition and expected synergies have been reasonably estimated, unanticipated events or integration issues may arise which result in a delay or reduction in the benefits anticipated from the Proposed Acquisition, or in costs significantly in excess of those estimated.

If the Combined Group is not able to successfully combine the businesses of the BAT Group and the RAI Group within the anticipated time frame, or at all, the expected synergies and other benefits of the Proposed Acquisition may not be realised fully or at all or may take longer to realise than expected, the combined businesses may not perform as expected and the value of the BAT Shares and BAT ADSs (including the share portion of the Merger Consideration) may be adversely affected. Accordingly, even if the Proposed Acquisition is completed, the contemplated synergies and benefits may not be realised fully, or at all, or may take longer to realise than expected.

1.7	Uncertainties associated with the Proposed Acquisition may cause a loss of the RAI Group’s senior management personnel and other key employees, which could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group following Completion

The Combined Group’s success after Completion will depend in part upon its ability to hire key senior management personnel and employees and to retain key senior management personnel and other key employees of the RAI Group. The employees of the RAI Group may experience uncertainty about their roles within the Combined Group following the Proposed Acquisition. In addition, certain of the RAI Group’s equity incentive and other compensation arrangements contain change of control clauses providing for outstanding equity awards to vest or compensation or benefits to be provided to RAI directors or executive officers either upon an RAI change in control, or in connection with certain terminations of employment on or following an RAI change in control. If completed, the Proposed Acquisition would constitute an RAI change in control for the purposes of these equity incentive and other compensation arrangements, thereby resulting in the settlement of certain outstanding equity awards and, in the event of certain terminations of employment on or following an RAI change in control, giving rise to vesting of certain other outstanding equity awards and other payments in connection with an RAI change in control. Such uncertainty and availability of payments may inhibit the ability to retain key senior management personnel and other key employees following Completion.

Accordingly, there can be no assurance that key RAI senior management personnel and other key employees can be retained either prior to or following Completion to the same extent that the RAI Group has previously been able to attract and retain its employees, which could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group following Completion.

1.8	The business relationships of the RAI Group may be subject to disruption due to uncertainty associated with the Proposed Acquisition, which could have an adverse effect on the results of operations, cash flows and financial position of the RAI Group and, following Completion, the Combined Group

Parties with which the RAI Group does business may experience uncertainty associated with the Proposed Acquisition and related transactions, including with respect to current or future business relationships with the RAI Group or, following Completion, the Combined Group. The business relationships of the RAI Group may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than the RAI Group or, following Completion, the Combined Group. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group following Completion, including an adverse effect on the Combined Group’s ability to realise the expected synergies and other benefits of the Proposed Acquisition. The risk, and adverse effect, of any disruption could be exacerbated by a delay in Completion or termination of the Merger Agreement.

1.9	The Merger Agreement subjects the BAT Group and the RAI Group to restrictions on their respective business activities prior to Completion

The Merger Agreement subjects the BAT Group and the RAI Group to restrictions on their respective business activities and obligates the BAT Group and the RAI Group to generally operate their respective businesses in the ordinary course in all material respects consistent with past practice prior to Completion. These restrictions could prevent the BAT Group and the RAI Group from pursuing attractive business opportunities that arise prior to Completion and are outside the ordinary course of business, or otherwise have an adverse effect on the BAT Group’s or the RAI Group’s results of operations, cash flows and financial position.

1.10	The Proposed Acquisition may be subject to litigation, which could delay the Proposed Acquisition and prevent Completion.

Members of the BAT Group and the RAI Group may in the future be party to legal proceedings and claims related to the Proposed Acquisition. Legal challenges to the Proposed Acquisition could result in an injunction, preventing or delaying Completion.

1.11	The exchange ratio is fixed and will not be adjusted in the event of any change in the market price of BAT ADSs, BAT Shares or RAI Shares. Because the market price of BAT ADSs and BAT Shares may fluctuate, the value of the Merger Consideration that BAT will be required to pay in the Proposed Acquisition is uncertain

In the Proposed Acquisition, each RAI Share (other than any RAI Shares owned by the BAT Group or RAI Shares owned by RAI Shareholders who have properly asserted and not lost or effectively withdrawn a demand for appraisal rights pursuant to Article 13 of the NCBCA) automatically will be converted into the right to receive the Merger Consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a New BAT Share, plus (2) $29.44 in cash, without interest. No fractional New BAT ADSs will be issued in the Proposed Acquisition, and RAI Shareholders will receive cash in lieu of any fractional New BAT ADS (based on the net cash proceeds from the sale by the Exchange Agent of the aggregated New BAT ADSs).

Though the cash portion of the Merger Consideration is known, because the exchange ratio is fixed and will only be adjusted in certain limited circumstances (including recapitalisations, reclassifications, share splits or combinations, exchanges, mergers, consolidations or readjustments of shares, or share dividends or similar transactions involving BAT or RAI), the value of the share portion of the Merger Consideration will depend on the market price of BAT ADSs, BAT Shares and RAI Shares at the time of Completion. The exchange ratio will not be adjusted for changes in the market price of BAT ADSs, BAT Shares or RAI Shares or in exchange rates between the date of signing the Merger Agreement and Completion. There will be a lapse of time between the date on which RAI Shareholders vote on the Merger Agreement at the RAI Special Meeting and the date on which RAI Shareholders entitled to receive New BAT ADSs actually receive such New BAT ADSs. The value of the share portion of the Merger Consideration has fluctuated since the date of the announcement of the Proposed Acquisition and will continue to fluctuate from the date of the Prospectus to the date of Completion and thereafter. The closing price per RAI Share on the NYSE as at 20 October 2016, the last trading date before the public announcement of the Proposed Acquisition, was $47.17, and the closing price per RAI Share has fluctuated as high as $67.73 and as low as $52.67 since that date and 12 June 2017, the Latest Practicable Date. The closing price of BAT ADSs on the NYSE MKT as at 20 October 2016, the last trading day before the public announcement of BAT’s proposal to merge with RAI, was $59.07 (after giving effect to the BAT ADS ratio change as at 14 February 2017), and the closing price per BAT ADS has fluctuated as high as $73.28 and as low as $52.97 since that date and 12 June 2017, the Latest Practicable Date. The closing price of BAT Shares on the LSE as at 20 October 2016, was £48.03, and the closing price per BAT Share has fluctuated as high as £56.43 and as low as £42.59 since that date and 12 June 2017, the Latest Practicable Date. Accordingly, at the time of the General Meeting, the value of the share portion of the Merger Consideration will not be known. Share price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in the BAT Group’s and the RAI Group’s respective operations and prospects, cash flows, and financial position, foreign exchange fluctuations, any potential shareholder litigation related to the Proposed Acquisition, market assessments of the likelihood of Completion, the timing of the Proposed Acquisition, regulatory considerations, the anticipated dilution to holders of BAT Shares and BAT ADSs as a result of the issuance of the share portion of the Merger Consideration and results of smoking and health litigation. Therefore as the market price of BAT ADSs, BAT Shares and RAI Shares may fluctuate, the value of the Merger Consideration that BAT will be required to pay in the Proposed Acquisition is uncertain. BAT Shareholders and RAI Shareholders are urged to obtain current market quotations for BAT ADSs, BAT Shares and RAI Shares.

1.12	The Merger Agreement limits the ability of BAT to pursue alternatives to the Proposed Acquisition prior to Completion

The Merger Agreement contains provisions that make it more difficult for BAT to pursue alternatives to the Proposed Acquisition prior to Completion and limits the ability of BAT to terminate the Merger Agreement. These provisions include a general prohibition on BAT from soliciting alternatives to the Proposed Acquisition and, subject to certain exceptions, entering into discussions relating to an alternative to the Proposed Acquisition. The Merger Agreement also contains provisions that make it more difficult for the Board to withhold, withdraw or qualify its recommendation that BAT Shareholders approve the Merger Agreement. Subject to certain rights to match the terms of proposed alternative transactions, the Board may withhold or withdraw its recommendation only if it determines in good faith that the failure to withhold or withdraw its recommendations would be inconsistent with its fiduciary duties to BAT Shareholders under applicable law. See Part V (Summary of the principal terms and conditions of the Merger Agreement) of this document.

Even if the Board withholds, withdraws or qualifies its recommendation with respect to the Merger Agreement, in accordance with the terms and conditions of the Merger Agreement, BAT will still be required to submit the approval of the Merger Agreement to a vote by its shareholders at the General Meeting, unless the Merger Agreement is terminated prior to the date of the General Meeting in accordance with its terms.

In certain cases, upon termination of the Merger Agreement following a withholding, withdrawal or qualification of the recommendation of the Board, BAT will be required to pay to RAI a termination fee of $1 billion.

If the Merger Agreement is terminated and BAT determines to seek another business combination, BAT may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Proposed Acquisition. In certain circumstances, a termination fee of $1 billion may be payable by BAT if the Merger Agreement is terminated and BAT enters into a definitive agreement with respect to an alternative transaction (see Part V (Summary of the principal terms and conditions of the Merger Agreement) of this document).

1.13	BAT may waive one or more conditions to the Proposed Acquisition without resoliciting shareholder approval for the Proposed Acquisition

Certain conditions to BAT’s obligations to complete the Proposed Acquisition may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of BAT and RAI. In the event that any such waiver does not require resolicitation of shareholders, the parties will have the discretion to complete the Proposed Acquisition without seeking further shareholder approval.

1.14	The substantial additional indebtedness that the BAT Group will incur in connection with the Proposed Acquisition could adversely affect the BAT Group’s, and following Completion, the Combined Group’s, financial position, including by decreasing the BAT Group’s, and following Completion, the Combined Group’s, business flexibility and resulting in a further reduction of the BAT Group’s, and following Completion, the Combined Group’s credit rating

Following Completion, the Combined Group will have substantially increased debt compared to the BAT Group’s historical level of debt. The BAT Group’s consolidated net debt was £16.8 billion as at 31 December 2016. The BAT Group’s pro forma net debt as at 31 December 2016 if the Proposed Acquisition had been completed on 31 December 2016, would have been approximately £46.1 billion, of which £25.2 million, or 51%, of the estimated pro forma gross interest bearing debt of the BAT Group following the Proposed Acquisition would have been at variable rates of interest as at 31 December 2016. BAT expects to incur approximately $38 billion of additional debt in connection with the Proposed Acquisition, as a result of financing to complete the Proposed Acquisition and debt assumed in the Proposed Acquisition. This increased level of debt could have the effect, among other things, of reducing the Combined Group’s flexibility to respond to changing business and economic conditions and will have the effect of increasing the Combined Group’s interest expense thereby tightening restrictive covenants under BAT’s revolving credit facility agreement. In addition, the amount of cash required to service the Combined Group’s increased debt levels and increased aggregate dividends following Completion and thus the demands on the Combined Group’s cash resources will be greater than the amount of cash flows required to service the BAT Group’s debt and pay dividends prior to the Proposed Acquisition. The increased levels of debt and dividends following Completion could also reduce funds available for the Combined Group’s investments in research and development and capital expenditures, share repurchases and other activities and may create competitive disadvantages for the Combined Group relative to other companies with lower debt levels.

The BAT Group’s credit rating impacts the cost and availability of future borrowings and, accordingly, the BAT Group’s cost of capital. The BAT Group’s credit rating reflects each credit rating organisation’s opinion of the BAT Group’s financial strength, operating performance and ability to meet the BAT Group’s debt obligations. Following the announcement of the Proposed Acquisition, Standard & Poor’s Ratings Services downgraded the BAT Group’s long-term rating from A- to BBB+ and reaffirmed BAT’s A-2 short term rating and Moody’s Investors Service downgraded the BAT Group’s long-term rating from A3 to Baa2 and reaffirmed the BAT Group’s P-2 short term rating. The reduction in the BAT Group’s credit rating by Standard & Poor’s Ratings Services and Moody’s Investors Service and any further reduction may limit the BAT Group’s ability to borrow at interest rates consistent with the interest rates that have been available to the BAT Group prior to the Proposed Acquisition. If the BAT Group’s credit rating is reduced further, the BAT Group may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favourable terms and conditions that might be available if the BAT Group’s current credit rating is maintained. Any impairment of the BAT Group’s ability to obtain future financing on favourable terms could have an adverse effect on the BAT Group’s ability to finance the cash portion of the Merger Consideration with the issuance of debt securities or another alternative to the Acquisition Facility on terms more favourable than under the Acquisition Facility, or to refinance the Acquisition Facility if drawn.

In addition, future borrowings under circumstances in which the Combined Group’s debt is rated below investment grade may contain further restrictions that impose significant restrictions on the way the Combined Group operates following the Proposed Acquisition.

1.15	BAT Shareholders and RAI Shareholders will have a reduced ownership and voting interest in the Combined Group than they currently have in BAT and RAI, respectively

Following Completion, BAT Shareholders and RAI Shareholders will own a smaller percentage of the Combined Group than they currently own of BAT and RAI, respectively. Based on the number of RAI Shares and BAT Shares in issue at the Latest Practicable Date and the total number of RAI Shares that are expected to be settled for BAT ADSs in connection with the Proposed Acquisition, it is expected that, immediately following Completion, existing BAT Shareholders will own approximately 81% of the Combined Group and former RAI Shareholders will own approximately 19% of the Combined Group’s share capital (excluding BAT Treasury Shares). As a consequence, the number of voting rights which can be exercised and the influence which may be exerted by shareholders in respect of the Combined Group will be reduced.

1.16	The Combined Group may have to make additional contributions following Completion to fund the RAI Group’s pension and other post-retirement benefit plans, in addition to the BAT Group’s pension plans

The BAT Group and the RAI Group currently maintain and contribute to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension and other post-retirement benefit plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and discount rate. The Combined Group may have to make additional contributions following Completion to fund the RAI Group’s pension and other post-retirement benefit plans, in addition to any such BAT Group pension plans. Additional contributions could have an adverse effect on the cash flows of the Combined Group.

2.	Material risks relating to the BAT Group which will be impacted by the Proposed Acquisition

2.1	Completion will result in the BAT Group becoming subject to US regulations which are different from the regulations to which the BAT Group is currently subject. Current and future US regulations could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group following Completion

Prior to Completion, the BAT Group’s main exposure to the US market is limited to its ownership of RAI Shares. Following Completion, the BAT Group’s exposure to the impact of a wide variety of US federal, state and local laws would increase (by virtue of BAT’s beneficial ownership of 100% of the shareholding of RAI). Any such existing or future additional regulations will pose an increased compliance burden for the BAT Group and, particularly where supplemented by new regulations, this could lead to higher costs and greater complexity, and potential reputational damage, product recall, regulatory sanctions or fines in connection with inadvertent breach. The enactment of unduly onerous and restrictive regulation may also adversely affect BAT’s share price and could have a material adverse effect on the results of operations, cash flows and financial position of the Combined Group.

These regulations include limitations on the advertising, sale and/or use of tobacco products in the United States. For example, there are US local laws that prohibit the sale of certain tobacco products, certain types of marketing practices, such as consumer coupons, or the consumption of cigarettes and other tobacco products in restaurants and other public places. Private businesses also have adopted policies that prohibit or restrict, or are intended to discourage, smoking and tobacco use. These US laws and regulations could result in a decline in the overall sales volume of tobacco products in the United States, which could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group.

Following Completion, the Combined Group will be subject to, among others, the following US laws and regulations:

FDA regulations

The FDA has broad authority over the manufacture, sale, marketing and packaging of tobacco products. Regulations issued by the FDA could, among other things, result in a decrease in cigarette and smokeless tobacco product sales in the United States, including sales of the Combined Group’s brands, and may increase the costs of operations of the Combined Group following Completion.

For example, the ability of the Combined Group to introduce new tobacco products in the United States could be adversely affected by FDA rules and regulations. Under the FDA Tobacco Act, for a manufacturer to launch a new tobacco product or modify an existing tobacco product after 22 March 2011, the manufacturer must obtain an order from the FDA’s Center for Tobacco Products (the “CTP”), allowing the new or modified product to be marketed. Similarly, a manufacturer that introduced a product between 15 February 2007 and 22 March 2011, was required to file a substantial equivalence report with the CTP demonstrating either (1) that the new or modified product had the same characteristics as a product commercially available as at 15 February 2007, referred to as a predicate product, or (2) if the new or modified product had different characteristics than the predicate product, that it did not raise different questions of public health. A product subject to such report is referred to as a provisional product. A manufacturer may continue to market a provisional product unless and until the CTP issues an order that the provisional product is not substantially equivalent (“NSE”), in which case the FDA could then require the manufacturer to remove the provisional product from the market. On 15 September 2015, the CTP issued four NSE orders to RJR Tobacco Company, determining that four cigarette styles were not substantially equivalent to their respective predicate products, and ordering that RJR Tobacco Company immediately stop all distribution, importation, sale, marketing and promotion of these provisional products. RJR Tobacco Company has complied with these NSE orders. Although the sales of the provisional products subject to the foregoing NSE orders are not material to RJR Tobacco Company, substantially all of the RAI Group’s products currently on the market are provisional products. If the CTP were to issue NSE orders with respect to other provisional products of the RAI Group such orders, if not withdrawn or invalidated, would have an adverse impact on the sales of the products subject to the orders, and could have an adverse impact on the results of operations, cash flows and financial position of the RAI Group, and, following Completion the Combined Group.

On 27 August 2015 the FDA sent a warning letter to the RAI Group’s operating subsidiary SFNTC, claiming that SFNTC’s use of the terms “Natural” and “Additive Free” in the product labelling and advertising for NATURAL AMERICAN SPIRIT cigarettes violates the FDA Tobacco Act. Pursuant to an agreement entered into with the FDA, SFNTC has committed to phasing out use of the terms “Natural” and “Additive Free” from product labelling and advertising for NATURAL AMERICAN SPIRIT cigarettes on an established timeframe. While SFNTC may continue to use the term “Natural” in the NATURAL AMERICAN SPIRIT brand name and trademarks, SFNTC’s scheduled deletion of the terms “Natural” and “Additive Free” from the labelling and advertising of its NATURAL AMERICAN SPIRIT cigarettes could have an adverse effect on the sale of such cigarettes and, as a result, on the results of operations, cash flows and financial position of the RAI Group and, following Completion, the Combined Group.

Further, the FDA may seek to require the reduction of nicotine levels under the FDA Tobacco Act and also may require the reduction or elimination of other constituents. For instance, the FDA has proposed a rule that, if adopted, would require the reduction, over a three-year period, of the levels of N- nitrosonornicotine (“NNN”) contained in smokeless tobacco products. The adoption of this proposed rule is currently suspended by virtue of a federal regulatory freeze imposed by the US President. It is not known whether or when this proposed rule will be adopted, and, if adopted, whether the final rule will be the same as or similar to the proposed rule. If the proposed rule is adopted, however, in its current form (or in a form substantially similar to its current form), compliance or the inability to comply could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group.

FDA regulations in relation to Next Generation Products

The FDA may also issue other regulations that, among other things, make it more difficult for the Combined Group to grow its e-cigarette business in the United States or that limit the level of nicotine in cigarettes made, sold or marketed in the United States. On 10 May 2016, the FDA issued a final regulation deeming e-cigarettes and certain other tobacco products to be subject to the FDA’s regulatory authority under the FDA Tobacco Act. As a result, such newly “deemed” tobacco products will be subject to many of the same requirements of the FDA Tobacco Act that currently apply to cigarettes and smokeless tobacco products. Under the final regulation, any newly “deemed” tobacco products, including e-cigarettes that were not on the market as at 15 February 2007 will be considered a new tobacco product subject to premarket review by the FDA. Neither RJR Vapor’s VUSE e-cigarette, nor virtually any other e-cigarette, was on the market as at such date. As a result, e-cigarette manufacturers, including RJR Vapor and, following Completion, the Combined Group will not be able to utilise the substantial equivalence pathway for clearing these products, but instead will have to file premarket tobacco product applications. These applications must be filed by 8 August 2018, for e-cigarette products in the market as at 8 August 2016. A manufacturer that files a premarket application for such a product may continue to market the product for a certain period of time pending the FDA’s review of the application. For products that were not in the market by 8 August 2016, manufacturers must file and await clearance of such premarket applications before placing such products into commerce.

For the FDA to clear a premarket tobacco product application covering an e-cigarette, the applicant must show that the marketing of the e-cigarette would be appropriate for the protection of the public health. At present, there is substantial uncertainty over how the FDA will interpret that standard when determining whether to clear an e-cigarette premarket tobacco application. If following Completion, the Combined Group is unable to obtain FDA clearance, or obtains FDA clearance on a delayed basis, of premarket applications for VUSE and other e-cigarette products, then there could be an adverse effect on the results of operations, cash flows, and financial position of the Combined Group.

Regulations banning or materially restricting the use of menthol in tobacco products

As a result of the Proposed Acquisition the Combined Group will acquire RJR Tobacco Company’s NEWPORT brand, and other menthol brands, which represent a substantial portion of RAI’s total consolidated net sales. The RAI Group estimates that approximately 50% of its total consolidated net sales were attributable to menthol cigarettes for the year ended 31 December 2016. The FDA may adopt regulations banning or severely restricting the use of menthol in tobacco products or the sale of menthol cigarettes. See “Under the Merger Agreement, BAT, through its subsidiaries, will acquire RJR Tobacco Company’s NEWPORT brand, the leading US menthol cigarette brand; however, any action by the FDA or any other governmental authority that could have the effect of banning or materially restricting the use of menthol in tobacco products would not give rise to a right to terminate the Merger Agreement” at paragraph 1.3 of Part II (Risk Factors) of this Circular.

Advertising and marketing of tobacco products

The RAI Group is, and, following Completion, the Combined Group will be, subject to significant limitations on the advertising and marketing of tobacco products in the United States. Additional such regulation could harm the value of the RAI Group and, following Completion, the Combined Group’s existing brands and ability to launch new brands. In the United States, television and radio advertisements of cigarettes have been prohibited since 1971, and television and radio advertisements of smokeless tobacco products have been prohibited since 1986. Under the master settlement agreement dated 23 November 1998 between 46 US states, the District of Columbia and five US territories and various tobacco manufacturers, including RJR Tobacco Company, B&W and Lorillard Tobacco (the “MSA”), resolving various state healthcare cost recovery claims, RJR Tobacco Company and SFNTC, cannot use billboard advertising, cartoon characters, sponsorship of certain events, non-tobacco merchandise bearing their brand names and various other advertising and marketing techniques. The MSA also prohibits targeting of youth in advertising, promotion or marketing of tobacco products, including the smokeless tobacco products of RJR Tobacco Company. Although these restrictions were intended to ensure that tobacco advertising was not aimed at young people, some of the restrictions also may limit the ability of the RAI Group and, following Completion the Combined Group, to communicate with adult tobacco consumers in the United States.

US securities laws

As a result of the registration of the BAT Shares with the SEC, BAT will be subject to US securities laws and other US laws and regulations, including the US Foreign Corrupt Practices Act of 1977 (the “FCPA”), which upon Completion will apply to the Combined Group’s worldwide activities and the Sarbanes Oxley Act of 2002 as a foreign private issuer. These regulations are different from the regulations to which BAT is currently subject and therefore pose an increased compliance burden on the BAT Group. While the BAT Group continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws, including the FCPA.

Any additional regulations issued by the FDA or any additional US federal, state or local laws could have a material adverse effect on the results of operations, cash flows and financial position of the Combined Group.

2.2	As a result of the Proposed Acquisition, the Combined Group’s exposure to risks related to the US cigarette market will increase, which could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group following Completion

Following Completion the Combined Group’s exposure to the US cigarette market and the related commercial risks, will increase (by virtue of BAT’s ownership of 100% of RAI’s equity). The RAI Group is dependent on the US cigarette market, which is expected to continue to decline. The RAI Group’s combustible cigarette brands include and, following Completion, the Combined Group’s US combustible cigarette brands will include, among others, NEWPORT, CAMEL, PALL MALL and NATURAL AMERICAN SPIRIT. For the year ended 31 December 2016, the RAI Group’s sales in the United States attributable to combustible cigarettes represented approximately 89% of its 2016 consolidated net sales. The Combined Group’s sales in the United States attributable to combustible cigarettes would have represented approximately 34% of the Combined Group’s pro forma net sales for the year ended 31 December 2016, assuming the Proposed Acquisition had occurred on 1 January 2016.

The Combined Group’s exposure to the decline of US cigarette consumption will increase. Such consumption has declined for a variety of factors, including, for example, price increases, restrictions on advertising and promotions, smoking prevention campaigns, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups, and migration to smokeless products. Management Services Associates Inc. (“MSAi”) reported that, on a year-on-year basis, US cigarette shipments declined 2.4% in 2016, 0.1% in 2015 and 3.2% in 2014. US cigarette consumption is expected to continue to decline and any such decline or the transition of adult tobacco consumers away from premium cigarette brands in the US could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group.

In addition, the RAI Group is dependent on premium cigarette brands, such as NEWPORT, with premium brands accounting for approximately 73% of the cigarette volume of subsidiaries of the RAI Group in 2016. As a result, the RAI Group is and, following Completion, the Combined Group will be susceptible to consumer price sensitivities and adverse financial or economic conditions could increase the number of consumers switching to a lower-priced brand.

As a result of increased exposure to the US cigarette market, the Combined Group’s exposure to risks such as the inability to keep up with competitor actions, and the inability to raise prices to compensate for declines in sales volumes and increases in excise taxes will also increase. For more information on risks related to BAT’s increased exposure to the US cigarette market following Completion see, “Completion will result in BAT becoming subject to US regulations which are different from the regulations to which BAT is currently subject. The additional regulations could have an adverse effect on the results of operations, cash flows and financial position of the Combined Group following Completion” set out above.

2.3	Following Completion, the Combined Group will be subject to the significant tobacco-related and other litigation which is pending against certain members of the RAI Group that could substantially reduce the Combined Group’s profitability and could severely impair liquidity

There are a number of legal and regulatory actions, proceedings and claims against the RAI Group related to tobacco products pending in a number of jurisdictions, including the United States and Canada, which, following Completion, in addition to the legal and regulatory actions, proceedings and claims against the BAT Group, the Combined Group will be subject to (by virtue of BAT’s ownership of 100% of RAI’s equity). These proceedings comprise claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments). There are also ongoing proceedings that are not directly related to tobacco products. These various proceedings could give rise to material liability.

On 31 March 2017, there were 288 cases pending against RJR Tobacco Company (including as successor to Lorillard Tobacco in connection with the Lorillard Merger), American Snuff Co., SFNTC, RJR Vapor, RAI, Lorillard Tobacco, other RAI affiliates, and indemnitees, including but not limited to B&W (together, the “Reynolds Defendants”): 271 in the United States and 17 in Canada (not including the approximately 564 individual smoker cases pending in West Virginia state court as a consolidated action, 2,777 Engle Progeny cases, involving approximately 3,570 individual plaintiffs, and 2,352 Broin II cases).

The tobacco-related legal actions range from individual lawsuits to class-actions and other aggregate claim lawsuits. For example, in Engle v. R. J. Reynolds Tobacco Co, involving RJR Tobacco Company and B&W, the Florida Supreme Court issued a ruling that, while determining that the case could not proceed further as a class action, permitted members of the Engle class to file individual claims, including claims for punitive damages, through 11 January 2008. The decision preserved several of the Engle jury findings for use in adjudicating these subsequent individual actions, which are now known as Engle Progeny cases. As at 31 March 2017, RJR Tobacco Company had been served in 2,777 pending Engle Progeny cases filed on behalf of approximately 3,570 individual plaintiffs. Many of these are in active discovery or nearing trial. In all Engle Progeny cases tried to date, a central issue has been the proper use of the preserved Engle findings. RJR Tobacco has argued that the use of the Engle findings to establish individual elements of claims (such as defect, negligence and concealment) is a violation of federal due process. In 2013, both the Florida Supreme Court and the US Court of Appeals for the Eleventh Circuit rejected that argument. The Engle Progeny cases have resulted in increased litigation and trial activity, including an increased number of adverse verdicts, and increased expenses. Since the beginning of 2014 through 31 March 2017, RJR Tobacco Company and Lorillard Tobacco cumulatively paid $246 million in compensatory and punitive damages and $94.7 million for attorneys’ fees and statutory interest, for a total of $340.7 million, in these cases. In addition, outstanding jury verdicts in favour of the Engle Progeny plaintiffs had been entered against RJR Tobacco Company or Lorillard Tobacco for $197.8 million in compensatory damages (as adjusted) and $220.7 million in punitive damages, a total of $418.6 million. All of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the $200 million bond cap passed by the Florida legislature in 2009. Bills are pending in the Florida legislature that would repeal the existing $200 million bond cap. Such a repeal, depending upon the amount of any adverse judgement, could increase the amount RJR Tobacco Company would be required to bond. Although RJR Tobacco Company cannot currently predict when or how much it may be required to bond and pay, RJR Tobacco Company will likely be required to bond and pay additional judgements as the litigation proceeds.

Class-action suits have been filed in a number of states against individual cigarette manufacturers, including B&W, RJR Tobacco Company and RAI, alleging that the use of the terms “lights” and “ultra-lights” constitutes unfair and deceptive trade practices. In addition, several class actions have been filed against SFNTC and RAI asserting that use of the terms “natural”, “additive-free” and “organic” in the product labelling and advertising for SFNTC’s NATURAL AMERICAN SPIRIT cigarette brand violates state disclosure, and deceptive and unfair trade practice, statutes.

Furthermore, the RAI Group is and, following Completion, the Combined Group will be, subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (the MSA and such settlement agreements, collectively “State Settlement Agreements”). RAI’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2016 amounted to $2,727 million in respect of settlement expenses and $3,042 million in respect of settlement cash payments. RAI’s operating subsidiaries’ projected expenses and payments under the State Settlement Agreements for 2017 and 2018, and thereafter, amount to greater than $3,000 million per year in respect of projected settlement expenses and, in respect of projected settlement cash payments, greater than $2,700 million in respect of 2017 and greater than $3,000 million per year in respect of 2018 and thereafter.

In addition, in the United States, B&W is a defendant in a number of product liability cases. The total number of US tobacco product liability cases pending as at 31 March 2017 involving B&W was approximately 4,834 (compared to approximately 4,925 as at 31 December 2016). Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. Although the BAT Group currently has the benefit of an indemnity from RJR Tobacco Company with respect to all of the 4,834 cases involving B&W, following Completion this indemnity would be between members of the Combined Group, and as such the Combined Group would not benefit from an indemnification by an external party.

Following Completion, the Combined Group’s consolidated results of operations, cash flows and financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavourable outcome of certain pending or future litigation against the RAI Group or the BAT Group, including through exposure to substantial liabilities as a result of such outcomes. This, in turn, could materially increase costs, including costs associated with bringing proceedings and defending such claims, which includes exposure to adverse costs orders. Any negative publicity resulting from these claims may adversely affect the Combined Group’s reputation following Completion.

PART III

HISTORICAL FINANCIAL INFORMATION OF THE RAI GROUP

Section A: Historical financial information of the RAI Group

The audited consolidated financial statements for the RAI Group for the years ended 31 December 2016, 2015 and 2014, together with the independent audit reports in respect of those financial statements, the audited consolidated financial statements for the RAI Group for the years ended 31 December 2015, 2014 and 2013, together with the independent audit report in respect of those financial statements and the unaudited consolidated financial statements for the RAI Group for the three months ended 31 March 2017, are incorporated by reference from Appendix 2 (RAI’s Financial Statements) of the Prospectus. The financial information relating to the RAI Group in this document and incorporated by reference has been prepared in accordance with US GAAP.

Section B: Unaudited reconciliations of the RAI Group’s historical financial information

1.	Unaudited reconciliations of the RAI Group’s historical financial information to BAT’s accounting policies

The following unaudited reconciliations summarise the material adjustments which reconcile the RAI Group’s consolidated net income (profit for the period) for the three months ended 31 March 2017 and each of the three years ended 31 December 2016, 2015 and 2014, as well as the balance sheet (total equity) as at 31 March 2017, 31 December 2016, 2015 and 2014, as previously reported by the RAI Group, to estimate those that would have been reported had the RAI Group applied the accounting policies used by the BAT Group in the preparation of its consolidated financial statements for the three months ended 31 March 2017 and the years ended 31 December 2016, 2015 and 2014.

These differences relate to methods for recognition and measurement of the amounts shown in the consolidated financial statements. The reconciliation does not seek to reflect any changes to the judgements made by RAI in preparing the underlying RAI Group financial information and does not reflect any fair value adjustments which the Board will need to make as a result of the Proposed Acquisition or would have made had the Proposed Acquisition happened at any other date during the historical period shown.

The following unaudited reconciliations present the effect of the material differences between the RAI Group’s accounting policies (using US GAAP) and the BAT Group’s accounting policies (using IFRS (EU)); the adjustment to the balance sheet (total equity) is a cumulative adjustment whereas the net income adjustment represents the effect for the accounting period only and therefore does not correspond with the total equity adjustment amount for the corresponding accounting period.

1.1	Unaudited reconciliation of the RAI Group’s profit for the period ended 31 March 2017 and the years ended 31 December 2016, 2015 and 2014

	For the three months ended 31 March 2017	For the year ended 31 December
(in $ millions)		2016	2015	2014

Net income for the period attributable to RAI as reported by RAI (US GAAP)[1]	780	6,073	3,253	1,470

Adjusted for differences from BAT accounting policies:

Inventory – LIFO[2]	2	(9)	(30)	(1)

Defined benefit plans[3]	(21)	(72)	35	181

Consolidated profit for the period attributable to RAI under BAT accounting policies (IFRS (EU))	761	5,992	3,258	1,650

1	The consolidated profit of the RAI Group for the years ended 31 December 2016, 2015 and 2014 has been extracted without material adjustment from the RAI Group’s consolidated financial statements for each of the respective years included in RAI’s Annual Report on Form 10-K for the year ended 31 December 2016. The consolidated profit of the RAI Group for the three months ended 31 March 2017 has been extracted without material adjustment from the RAI Group’s consolidated financial statements included within RAI’s Quarterly Report on Form 10-Q for the quarterly period ended 31 March 2017.

2	Under US GAAP, the RAI Group has historically accounted for the cost of tobacco inventories principally under the last-in, first-out, (“LIFO”) method. The LIFO method of accounting for inventory is not allowed under IFRS (EU) and BAT accounts for these inventories based on the weighted average cost method. Consequently, the RAI Group’s LIFO charge/(gain) to raw materials and consumables used during the year ended 31 December 2016 of $15 million (2015: $50 million; 2014: $2 million; Q1 2017: $(4) million) has been adjusted with a related impact to income taxes of $6 million (2015: $20 million; 2014: $1 million; Q1 2017: $2 million).

3	Under US GAAP the expected return on pension plan assets is used to calculate the return component of net periodic benefit costs, with the difference between the actual and expected rate of return recognised as a component of actuarial (gains) losses within accumulated other comprehensive income with subsequent recognition in operating results to the extent the net (gains) losses are in excess of the corridor. Under IFRS (EU) as applied by BAT, net interest cost on defined benefit plans, a component of defined benefit costs, is calculated by applying the discount rate assumption to the net defined benefit liability. The difference between actual return on plan assets and the component of net interest derived from plan assets is recognised in accumulated other comprehensive income as a component of remeasurement gains and losses. IFRS (EU) does not permit recognition of remeasurement gains and losses in profit in current or future periods.

As a result, employee benefit costs for the year ended 31 December 2016 reflects an adjustment to increase the charge by $80 million (2015: $98 million decrease; 2014: $340 million decrease; Q1 2017: $41 million). This comprises a combination of a debit to net periodic benefit cost of $125 million (2015: $148 million; 2014:

$112 million; Q1 2017: $41 million) and the reversal of the RAI Group’s “mark to market” adjustment to record actuarial gains in excess of corridor amounting to $45 million in 2016 (2015: $246 million; 2014: $452 million; Q1 2017: $nil). The related impact to taxation on ordinary activities is $32 million (2015: $39 million; 2014: $135 million; Q1 2017: $16 million).

Under US GAAP, prior service costs are recognised in accumulated other comprehensive income at the date of the adoption of the plan amendment and then amortised into income. Under IFRS (EU), prior service costs cannot be spread over a future service period but rather are recognised immediately. Accordingly, employee benefit costs for the year ended 31 December 2016 reflects adjustment to increase (decrease) the charge by $39 million (2015: $39 million; 2014: $39 million; Q1 2017: $(8) million) to reverse prior service cost gains which were amortised to income in the period. The related impact to taxation on ordinary activities is $15 million (2015: $15 million; 2014: $15 million; Q1 2017: $4 million).

1.2	Unaudited reconciliation of the RAI Group’s consolidated income statement under BAT Group accounting policies and income statement presentation for the year ended 31 December 2016

		Reclassifications and US GAAP to IFRS (EU) adjustments
(in millions)	Historical RAI (US GAAP)[2]	Reclassifications[3]	LIFO Inventories[4]	Pensions[5,6]	Revenue recognition[7]	Adjusted RAI (IFRS (EU))	Adjusted RAI (IFRS (EU))[8]
Net sales	$12,277[1]	$(12,277)	$-	$-	$-	$-	£-
Net sales, related party	226	(226)	-	-	-	-	-
Revenue	-	12,503	-	-	8	12,511	9,233
Raw materials and consumables used	-	(4,594)	(15)	-	(8)	(4,617)	(3,407)
Changes in inventories of finished goods and work in progress	-	(15)	-	-	-	(15)	(11)
Cost of products sold	(4,841)[1]	4,841	-	-	-	-	-
Employee benefit costs	-	(821)	-	(119)	-	(940)	(694)
Selling, general and administrative expenses	(1,931)	1,931	-	-	-	-	-
Gain on Divestiture	4,861	(4,861)	-	-	-	-	-
Depreciation, amortisation and impairment costs	-	(123)	-	-	-	(123)	(91)
Amortisation expense	(23)	23	-	-	-	-	-
Other operating income	-	4,861	-	-	-	4,861	3,587
Other operating expenses	-	(1,242)	-	-	-	(1,242)	(916)

Profit from operations	10,569	-	(15)	(119)	-	10,435	7,701
Interest and debt expense	(626)	626	-	-	-	-	-
Interest income	8	(8)	-	-	-	-	-
Other income/expenses, net	(260)	260	-	-	-	-	-
Net finance	-	(878)	-	-	-	(878)	(648)
Share of post-tax results of associates and joint ventures	-	-	-	-	-	-	-

Profit before taxation	9,691	-	(15)	(119)	-	9,557	7,053
Provision for income taxes	(3,618)	3,618	-	-	-	-	-
Taxation on ordinary activities	-	(3,618)	6	47	-	(3,565)	(2,631)

Profit for the year	6,073	-	(9)	(72)	-	5,992	4,422

Attributable to:
Owners of the parent	6,073	-	(9)	(72)	-	5,992	4,422
Non-controlling interests	-	-	-	-	-	-	-

1	Excludes duty, excise and other taxes of $4,343 million (£3,205 million).

2	The RAI Group’s income statement line items are directly extracted without material adjustment from the RAI Group’s consolidated income statement for the year ended 31 December 2016 as set out within RAI’s Form 10-K. The order of the line items may be different from those in the RAI Group’s consolidated income statement to allow each line to be matched to the presentational format of the BAT Group’s consolidated income statement.

3	The classification of certain items presented by the RAI Group under US GAAP has been modified in order to align with the presentation used by BAT under IFRS (EU). Modifications to the RAI Group’s historical income statement presentation include: presentation of “Net sales” and “Net sales, related party” together within revenue; separate presentation of components of cost of sales into raw materials and consumables used, changes in inventories of finished goods and work in progress, employee benefit costs and depreciation, amortisation and impairment costs; separate presentation of components of selling, general and administrative expenses into employee benefit costs, depreciation, amortisation and impairment costs and other operating expenses; presentation of gain on divestiture in other operating income; presentation of amortisation expense and asset impairment charges within depreciation, amortisation and impairment costs; and presentation of interest and debt expense, interest income and other income/expenses (net) within net finance (costs)/income.

4	Under US GAAP, the RAI Group has historically accounted for the cost of tobacco inventories principally under the LIFO method. The LIFO method of accounting for inventory is not allowed under IFRS (EU), and BAT accounts for these inventories based on the weighted average cost method. Consequently, $139 million and the related benefit to raw materials and consumables used of $15 million, have been adjusted with a related impact to provision for income taxes of $6 million. The net impact to retained earnings is $139 million.

5	Under US GAAP the expected return on pension plan assets is used to calculate the return component of net periodic benefit costs, with the difference between the actual and expected rate of return recognised as a component of actuarial (gains) losses within accumulated other comprehensive income with subsequent recognition in operating results to the extent the net (gains) losses are in excess of the corridor. Under IFRS (EU) as applied by BAT, net interest cost on defined benefit plans, a component of defined benefit costs, is calculated by applying the discount rate assumption to the net defined benefit liability. The difference between actual return on plan assets and the component of net interest derived from plan assets is recognised in accumulated other comprehensive income as a component of remeasurement gains and losses. IFRS (EU) does not permit recognition of remeasurement gains and losses in profit in current or future periods.

As a result, employee benefit costs for the year ended 31 December 2016 reflects an adjustment to increase the charge by $80 million. This comprises a combination of a debit to net periodic benefit cost of $125 million and the reversal of the RAI Group’s “mark to market” adjustment to record actuarial gains in excess of corridor amounting to $45 million in 2016. The related impact to taxation on ordinary activities is $32 million.

6	Under US GAAP, prior service costs are recognised in accumulated other comprehensive income at the date of the adoption of the plan amendment and then amortised into income. Under IFRS (EU), prior service costs cannot be spread over a future service period but rather are recognised immediately. Accordingly, employee benefit costs for the year ended 31 December 2016 reflects an adjustment to increase the charge by $39 million to reverse prior service cost gains which were amortised to income in the period. The related impact to taxation on ordinary activities is $15 million.

7	The RAI Group has deferred certain sales transactions as these constitute bill and hold transactions under US GAAP. Under IFRS (EU) as applied by BAT, these transactions are determined to meet the revenue recognition criteria requiring the transfer of risks and rewards to the customer prior to period end and have been recognised accordingly.

8	The RAI Group’s presentation currency is USD, while BAT’s presentation currency is GBP. Thus, RAI’s adjusted income statement was translated using an exchange rate of £0.73801/$1, which was the mid-market weighted average rate for the year ended 31 December 2016.

1.3	Unaudited reconciliation of the RAI Group’s balance sheet as at 31 March 2017, 31 December 2016, 2015 and 2014

	For the three months ended 31 March 2017	For the year ended 31 December
(in $ millions)		2016	2015	2014
Consolidated total equity as reported by RAI (US GAAP)[1]	21,706	21,711	18,252	4,522
Adjusted for differences from BAT accounting policies:
Inventory – LIFO[2]	87	85	94	124
Consolidated total equity of RAI under BAT accounting policies (IFRS (EU))	21,793	21,796	18,346	4,646

1	The consolidated total equity of the RAI Group as at 31 December 2016, 2015 and 2014 has been extracted without material adjustment from the RAI Group’s consolidated financial statements for each of the respective years included in RAI’s Annual Report on Form 10-K for the year ended 31 December 2016. The consolidated profit of the RAI Group for the three months ended 31 March 2017 has been extracted without material adjustment from the RAI Group’s consolidated financial statements included within RAI’s Quarterly Report on Form 10-Q for the quarterly period ended 31 March 2017.

2	Under US GAAP, RAI has historically accounted for the cost of tobacco inventories principally under the LIFO method. The LIFO method of accounting for inventory is not allowed under IFRS (EU), and BAT accounts for these inventories based on the weighted average cost method. Consequently, as at 31 December 2016, $139 million (2015: $154 million; 2014: $204 million; Q1 2017: $143 million) has been adjusted with a related impact to provision for income taxes of $54 million (2015: $60 million; 2014: $80 million; Q1 2017: $56 million). The net impact to retained earnings is $85 million (2015: $94 million; 2014: $124 million; Q1 2017: $87 million).

1.4	Unaudited reconciliation of the RAI Group’s consolidated balance sheet under BAT Group accounting policies and balance sheet presentation as at 31 December 2016

		Reclassifications and US GAAP to IFRS (EU) adjustments
(in millions)	Historical RAI (US GAAP)[1]	Reclassifications[2]	LIFO Inventories[3]	Pensions[4]	Revenue recognition[5]	Adjusted RAI (IFRS (EU))	Adjusted RAI (IFRS (EU))
Assets
Non-current assets
Goodwill	$ 15,992	$ (15,992)	$ -	$ -	$ -	$ -	£ -
Trademarks and other intangible assets, net of accumulated amortisation	29,444	(29,444)	-	-	-	-	-
Intangible assets	-	45,463	-	-	-	45,463	36,782
Property, plant and equipment, net	1,348	(1,348)	-	-	-	-	-
Property, plant and equipment	-	1,321	-	-	-	1,321	1,069
Investments in associates and joint ventures	-	-	-	-	-	-	-
Retirement benefit assets	-	-	-	-	-	-	-
Deferred tax assets	-	-	-	-	-	-	-
Other assets and deferred charges	73	(73)	-	-	-	-	-
Trade and other receivables	-	73	-	-	-	73	59
Available-for-sale investments	-	-	-	-	-	-	-
Derivative financial instruments	-	-	-	-	-	-	-

Total non-current assets	46,857	-	-	-	-	46,857	37,910

Current assets
Inventories	1,645	-	139	-	(25)	1,759	1,423
Income tax receivable	-	-	-	-	-	-	-
Accounts receivable	66	(66)	-	-	-	-	-
Accounts receivable, related party	113	(113)	-	-	-	-	-
Other receivables	10	(10)	-	-	-	-	-
Other current assets	353	(353)	-	-	-	-	-
Trade and other receivables	-	542	-	-	-	542	439
Available-for-sale instruments	-	-	-	-	-	-	-
Derivative financial instruments	-	-	-	-	-	-	-
Deferred income taxes, net	-	-	-	-	-	-	-
Cash and cash equivalents	2,051	-	-	-	-	2,051	1,659
Assets classified as held-for-sale	-	-	-	-	-	-	-

Total current assets	4,238	-	139	-	(25)	4,352	3,521

Total assets	51,095	-	139	-	(25)	51,209	41,431

Equity
Capital and reserves
Share capital	-	-	-	-	-	-	-
Paid-in capital	18,285	(18,285)	-	-	-	-	-
Share premium, capital redemption and merger reserves	-	18,285	-	-	-	18,285	14,794
Accumulated other comprehensive loss	(314)	314	-	-	-	-	-
Other reserves	-	(314)	-	88	-	(226)	(183)
Retained earnings	3,740	-	85	(88)	-	3,737	3,023

Owners of the parent	21,711	-	85	-	-	21,796	17,634
Non-controlling interests	-	-	-	-	-	-	-

Total equity	21,711	-	85	-	-	21,796	17,634

4		Reclassifications and US GAAP to IFRS (EU) adjustments
(in millions)	Historical RAI (US GAAP)[1]	Reclassifications[2]	LIFO Inventories[3]	Pensions[4]	Revenue recognition[5]	Adjusted RAI (IFRS (EU))	Adjusted RAI (IFRS (EU))
Liabilities
Non-current liabilities
Long-term debt (less current maturities)	12,664	(12,664)	-	-	-	-	-
Borrowings	-	12,664	-	-	-	12,664	10,246
Long-term retirement benefits (less current portion)	1,869	(1,869)	-	-	-	-	-
Retirement benefit liabilities	-	1,869	-	-	-	1,869	1,512
Long-term deferred income taxes, net	9,607	(9,607)	-	-	-	-	-
Deferred tax liabilities	-	9,607	54	-	-	9,661	7,817
Long-term deferred revenue, related party	39	(39)	-	-	-	-	-
Other non-current liabilities	220	(220)	-	-	-	-	-
Other provisions for liabilities and charges	-	39	-	-	(25)	14	11
Trade and other payables	-	82	-	-	-	82	66
Derivative financial instruments	-	-	-	-	-	-	-

Total non-current liabilities	24,399	(138)	54	-	(25)	24,290	19,652

Current Liabilities
Current maturities of long-term debt	501	(501)	-	-	-	-	-
Borrowings	-	501	-	-	-	501	405
Income tax payable	-	-	-	-	-	-	-
Tobacco settlement accruals	2,498	(2,498)	-	-	-	-	-
Other current liabilities	1,036	(1,036)	-	-	-	-	-
Other provisions for liabilities and charges	-	2,636	-	-	-	2,636	2,133
Accounts payable	221	(221)	-	-	-	-	-
Due to related party	7	(7)	-	-	-	-	-
Deferred revenue, related party	66	(66)	-	-	-	-	-
Dividends payable on RAI Shares	656	(656)	-	-	-	-	-
Trade and other payables	-	1,986	-	-	-	1,986	1,607
Derivative financial instruments	-	-	-	-	-	-	-

Total current liabilities	4,985	138	-	-	-	5,123	4,145

Total equity and liabilities	51,095	-	139	-	(25)	51,209	41,431

1	The RAI Group’s balance sheet line items are directly extracted without material adjustment from the RAI Group’s consolidated balance sheet as at 31 December 2016 as set out in RAI’s Annual Report on Form 10-K for the year ended 31 December 2016. The order of the line items may be different from those in the RAI Group’s consolidated balance sheet to allow each line to be matched to the presentational format of the BAT Group’s consolidated balance sheet.

2	The classification of certain items presented by the RAI Group under US GAAP has been modified in order to align with the presentation used by BAT under IFRS (EU). Modification to RAI’s historical balance sheet presentation include: presentation of goodwill within intangible assets; presentation of trademarks and other intangible assets, net of accumulated amortization, within intangible assets; presentation of other assets and deferred charges, other receivables, accounts receivable, accounts receivable (related party) and other current assets together within trade and other receivables (current and non-current as applicable); presentation of tobacco settlement accruals, other current liabilities and liabilities for uncertain tax benefits together within other provisions for liabilities and charges (current); presentation of liabilities for uncertain tax benefits from other noncurrent liabilities to other provisions for liabilities and charges (current); and presentation of accounts payable, due to related party, deferred revenue related party and dividends payable on common stock together within other provisions for liabilities and charges (non-current).

3	Under US GAAP, RAI has historically accounted for the cost of tobacco inventories principally under the LIFO method. The LIFO method of accounting for inventory is not allowed under IFRS (EU), and BAT accounts for these inventories based on the weighted average cost method. Consequently, $139 million has been adjusted with a related impact to provision for income taxes of $54 million. The net impact to retained earnings is $85 million.

4

Under US GAAP, prior service costs are recognised in accumulated other comprehensive income at the date of the adoption of the plan amendment and then amortised into income. Under IFRS (EU), prior service costs cannot be spread over a future service period but rather are recognised immediately. Accordingly, accumulated prior service cost gains of $88 million (net of tax) recorded in accumulated other comprehensive income relating to periods prior to and including 2016 have been reclassified to retained earnings.

5	RAI has deferred certain sales transactions as these constitute bill and hold transactions under US GAAP. Under IFRS (EU) as applied by BAT, these transactions are determined to meet the revenue recognition criteria requiring the transfer of risks and rewards to the customer prior to period end and have been recognised accordingly.

6	RAI’s presentation currency is USD, while BAT’s presentation currency is GBP. Thus, RAI’s adjusted balance sheet was translated using an exchange rate of £0.80906/$1, which was the spot rate at 31 December 2016.

2.	Accountant’s report on the unaudited reconciliations of the consolidated historical financial information of the RAI Group

The Directors

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

14 June 2017

Ladies and Gentlemen

British American Tobacco p.l.c.: proposed acquisition of Reynolds American Inc.

We report on the reconciliation of the consolidated profit for each of the years in the three year period ended 31 December 2016, and the consolidated balance sheet as at 31 December 2014, 31 December 2015 and 31 December 2016, (together ‘the financial information’), as previously reported in the financial statements of Reynolds American Inc. prepared under United States Generally Accepted Accounting Principles, showing the adjustments necessary to restate it on the basis of the accounting policies used by British American Tobacco p.l.c. in preparing its latest annual accounts (the ‘reconciliation’), set out in Part III of the Class 1 circular of British American Tobacco p.l.c. relating to the acquisition of Reynolds American Inc. dated 14 June 2017 (the ‘Circular’). This report is required by Listing Rule 13.5.27R(2)(a) of the Financial Conduct Authority and is given for the purpose of complying with that Listing Rule and for no other purpose.

Responsibility

It is the responsibility of the directors of British American Tobacco p.l.c. to prepare the reconciliation in accordance with Listing Rule 13.5.27R(2)(a) of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by Listing Rule 13.5.27R(2)(a), as to whether:

(a)	the reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies, and to report that opinion to you.

The reconciliation is based on the audited balance sheets as at 31 December 2016, 2015 and 2014 and income statements for the years then ended of Reynolds American Inc. which were the responsibility of the directors of Reynolds American Inc. and were audited by another firm of accountants. We do not accept any responsibility for any of the historical financial statements of Reynolds American Inc., nor do we express any opinion on those financial statements.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Circular.

Basis of Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of checking whether the unadjusted financial information of Reynolds American Inc. has been accurately extracted from an appropriate source, assessing whether all adjustments necessary for the purpose of presenting the financial information on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies have been made, examination of evidence supporting the adjustments in the reconciliation and checking the arithmetical accuracy of the calculations within the reconciliation.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the reconciliation has been properly compiled on the basis stated and that the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion

(a)	the reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies.

Yours faithfully

KPMG LLP

Section C: Historical financial information of the Lorillard Group

1.	Historical financial information of the Lorillard Group for the year ended 31 December 2014

The audited consolidated financial statements for the Lorillard Group for the year ended 31 December 2014, together with the independent audit report in respect of those financial statements, are incorporated by reference from Part A of Appendix 3 (Lorillard’s Financial Statements) of the Prospectus. The financial information relating to the Lorillard Group in this document and incorporated by reference has been prepared in accordance with US GAAP.

2.	Historical financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015

The financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015 is included at Appendix 2 (Lorillard’s Financial Statements) of this document.

3.	Accountant’s report on the historical financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015

The Directors

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

14 June 2017

Ladies and Gentlemen

British American Tobacco p.l.c.: proposed acquisition of Reynolds American Inc. and its historical acquisition of Lorillard Inc.

We report on the financial information set out on pages 96 to 144 of the Class 1 circular dated 14 June 2017 for the period from 1 January 2015 to 11 June 2015. This financial information has been prepared for inclusion in the Class 1 circular on the basis of the accounting policies set out in note 1. This report is required by paragraph 13.5.21R of the Listing Rules and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

The Directors of British American Tobacco p.l.c. are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with United States Generally Accepted Accounting Principles.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report in the Class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Class 1 circular dated 14 June 2017, a true and fair view of the state of affairs of Lorillard Inc. as at 11 June 2015 and of its profits, cash flows and changes in equity for the period 1 January to 11 June 2015 in accordance with the basis of preparation set out in note 1 and in accordance with United States Generally Accepted Accounting Principles.

Yours faithfully

KPMG LLP

Section D: Unaudited reconciliations of the Lorillard Group’s historical financial information

1.	Unaudited reconciliations of the Lorillard Group’s historical financial information for the period from 1 January 2015 to 11 June 2015 and the year ended 31 December 2014 to BAT’s accounting policies

The following unaudited reconciliations summarise the material adjustments which reconcile the Lorillard Group’s income for the year ended 31 December 2014 and the period from 1 January 2015 to 11 June 2015; as well as the balance sheet (shareholders’ deficit) as at 31 December 2014 and 11 June 2015, and to estimates of those that would have been reported had the Lorillard Group applied the accounting policies used by the BAT Group in the preparation of its consolidated financial statements for the year ended 31 December 2016.

These differences relate to methods for recognition and measurement of the amounts shown in the consolidated financial statements. The reconciliation does not seek to reflect any changes to the judgements made by Lorillard in preparing the underlying Lorillard Group financial information and does not reflect any fair value adjustments made following the Lorillard Merger or any fair value adjustments which the BAT Board will need to make as a result of the Proposed Acquisition or would have made had the Proposed Acquisition happened at any other date during the historical period shown.

The following unaudited reconciliations present the effect of the material differences between the Lorillard Group’s accounting policies using US GAAP and the BAT Group’s accounting policies using IFRS (EU); the adjustment to the balance sheet (shareholders’ deficit) is a cumulative adjustment whereas the net income adjustment represents the effect for the accounting period only and therefore does not correspond with the total equity adjustment amount for the corresponding accounting period.

1.1	Unaudited reconciliation of the Lorillard Group’s net income for the period from 1 January 2015 to 11 June 2015 and the year ended 31 December 2014

($ millions)	1 January 2015 to 11 June 2015	For the year ended 31 December 2014

Net Income for the period attributable to Lorillard as reported by Lorillard (US GAAP)[1]	534	1,187

Adjusted for differences from BAT accounting policies:

Inventory – LIFO[2]	24	11

Defined benefit plans[3]	(4)	(21)

Consolidated profit for the period attributable to Lorillard under BAT accounting policies (IFRS (EU))	554	1,177

1	The net income of the Lorillard Group for the year ended 31 December 2014 has been extracted without material adjustment from the Lorillard Group’s consolidated financial statements incorporated by reference from Part A of Appendix 3 (Lorillard’s Financial Statements) of the Prospectus. The net income of the Lorillard Group for the period from 1 January 2015 to 11 June 2015 has been extracted without material adjustment from Appendix 2 of this document.

2	Under US GAAP, the Lorillard Group has historically accounted for the cost of tobacco inventories principally under the LIFO method. The LIFO method of accounting for inventory is not allowed under IFRS (EU) and BAT accounts for these inventories based on the weighted average cost method. Consequently, the Lorillard Group’s LIFO charge to raw materials and consumables used during the year ended 31 December 2014 of $19 million (1 January 2015 to 11 June 2015: $40 million) has been adjusted with a related impact to income taxes of $8 million (1 January 2015 to 11 June 2015: $16 million).

3	Under US GAAP, the expected return on pension plan assets is used to calculate the return component of net periodic benefit costs, with the difference between the actual and expected rate of return recognised as a component of actuarial (gains) losses within accumulated other comprehensive income with subsequent recognition in operating results to the extent the net (gains) losses are in excess of the corridor. Under IFRS (EU) as applied by BAT, net interest cost on defined benefit plans, a component of defined benefit costs, is calculated by applying the discount rate assumption to the net defined benefit liability. The difference between actual return on plan assets and the component of net interest derived from plan assets is recognised in accumulated other comprehensive income as a component of remeasurement gains and losses. IFRS (EU) does not permit recognition of remeasurement gains and losses in profit in current or future periods.

As a result, employee benefit costs for the year ended 31 December 2014 reflects an adjustment to increase the charge by $35 million (1 January 2015 to 11 June 2015: $6 million). This consists of an increase in net period benefit costs of $43 million (1 January 2015 to 11 June 2015: $18 million) and the reversal of amortisation of actuarial losses of $8 million in 2014 (1 January 2015 to 11 June 2015: $12 million). The related impact to taxation on ordinary activities is $14 million (1 January 2015 to 11 June 2015: $2 million).

1.2	Unaudited reconciliation of the Lorillard Group’s balance sheet as at 11 June 2015 and 31 December 2014

($ millions)	As at 11 June 2015	As at 31 December 2014

Consolidated total shareholders’ deficit as reported by Lorillard (US GAAP)[1]	(2,074)	(2,182)

Adjusted for differences from BAT accounting policies:

Inventory – LIFO[2]	195	171
Consolidated net assets of Lorillard under BAT accounting policies (IFRS (EU))	(1,879)	(2,011)

1	The consolidated total shareholders’ deficit of the Lorillard Group as at 31 December 2014 has been extracted without material adjustment from the Lorillard Group’s consolidated financial statements incorporated by reference from Part A of Appendix 3 (Lorillard’s Financial Statements) of the Prospectus. The consolidated total shareholders’ deficit of the Lorillard Group as at 11 June 2015 has been extracted without material adjustment from Lorillard Group’s consolidated financial statements included within Appendix 2 of this document.

2	Under US GAAP, the Lorillard Group has historically accounted for the cost of tobacco inventories principally under the LIFO method. The LIFO method of accounting for inventory is not allowed under IFRS (EU) and BAT accounts for these inventories based on the weighted average cost method. Consequently, the Lorillard Group’s LIFO reserve as at 31 December 2014 of $283 million (11 June 2015: $323 million) has been adjusted with a related impact to provision for income taxes of $112 million (1 January 2015 to 11 June 2015: $128 million). The net impact to retained earnings is $171 million (11 June 2015: $195 million).

2.	Accountant’s report on the unaudited reconciliations of the consolidated historical financial information of the Lorillard Group for the year ended 31 December 2014

The Directors

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

14 June 2017

Ladies and Gentlemen

British American Tobacco p.l.c.: proposed acquisition of Reynolds American Inc. and its historical acquisition of Lorillard Inc.

We report on the reconciliation of the consolidated income statement for the year period ended 31 December 2014, and of the consolidated balance sheet as at 31 December 2014, (together ‘the financial information’), as previously reported in the financial statements of Lorillard Inc. prepared under United States Generally Accepted Accounting Principles, showing the adjustments necessary to restate it on the basis of the accounting policies used by British American Tobacco p.l.c. in preparing its latest annual accounts (the ‘reconciliation’), set out in Part III of the Class 1 circular of British American Tobacco p.l.c. dated 14 June 2017. This report is required by Listing Rule 13.5.27R(2)(a) of the Financial Conduct Authority and is given for the purpose of complying with that Listing Rule and for no other purpose.

Responsibility

It is the responsibility of the directors of British American Tobacco p.l.c. (‘the Directors’) to prepare the reconciliation in accordance with Listing Rule 13.5.27R(2)(a) of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by Listing Rule 13.5.27R(2)(a), as to whether:

(a)	the reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies, and to report that opinion to you.

The reconciliation is based on the audited balance sheet as at 31 December 2014 and income statement for the year then ended of Lorillard Inc. which were the responsibility of the directors of Lorillard Inc. and were audited by another firm of accountants. We do not accept any responsibility for any of the historical financial statements of Lorillard Inc., nor do we express any opinion on those financial statements.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report in the Class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of checking whether the unadjusted financial information of Lorillard Inc. has been accurately extracted from an appropriate source, assessing whether all adjustments necessary for the purpose of presenting the financial information on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies have been made, examination of evidence supporting the adjustments in the reconciliation and checking the arithmetical accuracy of the calculations within the reconciliation.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the reconciliation has been properly compiled on the basis stated and that the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion

(a)	the reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies.

Yours faithfully,

KPMG LLP

3.	Accountant’s report on the unaudited reconciliations of the consolidated historical financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015

The Directors

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

14 June 2017

Ladies and Gentlemen

British American Tobacco p.l.c.: proposed acquisition of Reynolds American Inc. and its historical acquisition of Lorillard Inc.

We report on the reconciliation of the consolidated income statement for the period from 1 January 2015 to 11 June 2015, and of the consolidated balance sheet as at 11 June 2015, (together ‘the financial information’), as set out in Section D of Part III of the Class 1 circular of British American Tobacco p.l.c. dated 14 June 2017 prepared under United States Generally Accepted Accounting Principles, showing the adjustments necessary to restate it on the basis of the accounting policies used by British American Tobacco p.l.c. in preparing its latest annual accounts (the ‘reconciliation’), set out in Part III of the Class 1 circular of British American Tobacco p.l.c. dated 14 June 2017. This report is required by Listing Rule 13.5.27R(2)(a) of the Financial Conduct Authority and is given for the purpose of complying with that Listing Rule and for no other purpose.

Responsibility

It is the responsibility of the directors of British American Tobacco p.l.c. (‘the Directors’) to prepare the reconciliation in accordance with Listing Rule 13.5.27R(2)(a) of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by Listing Rule 13.5.27R(2)(a), as to whether:

(a)	the reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies, and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report in the Class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of Opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of checking whether the unadjusted financial information of Lorillard Inc. has been accurately extracted from an appropriate source, assessing whether all adjustments necessary for the purpose of presenting the financial information on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies have been made, examination of evidence supporting the adjustments in the reconciliation and checking the arithmetical accuracy of the calculations within the reconciliation.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the reconciliation has been properly compiled on the basis stated and that the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion

(a)	the reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the financial information (as adjusted) on a basis consistent in all material respects with British American Tobacco p.l.c.’s accounting policies.

Yours faithfully

KPMG LLP

PART IV

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

Section A: Unaudited Pro Forma Financial Information for the Combined Group

The unaudited pro forma income statement for the year ended 31 December 2016 and the unaudited pro forma balance sheet as at 31 December 2016 for the Combined Group set out in this Part IV (together the “Unaudited Pro Forma Financial Information”) have been prepared on the basis of the notes set out below to illustrate the effect of the Proposed Acquisition and the related financing on the income statement of the BAT Group as if it had occurred on 1 January 2016, and on the balance sheet of the BAT Group as if it had occurred on 31 December 2016.

The Unaudited Pro Forma Financial Information has been prepared in accordance with Annex II of the Prospectus Directive and in a manner consistent with the accounting policies adopted by the BAT Group in preparing the audited consolidated financial statements for the year ended 31 December 2016.

This Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not represent the BAT Group’s or the RAI Group’s actual financial position or results. It does not purport to represent what the Combined Group’s financial position actually would have been if the Proposed Acquisition and the related financing had been completed on the dates indicated, nor is it indicative of the results that may or may not be expected to be achieved in the future.

The Unaudited Pro Forma Financial Information does not constitute a statutory account within the meaning of section 434 of the Companies Act 2006. Prospective investors should read the whole of this document and not rely solely on the summarised financial information contained in this Part IV.

1.	Unaudited pro forma income statement relating to the Combined Group for the year ended 31 December 2016 giving effect to the Proposed Acquisition

(in £ millions, except as otherwise noted)			Pro forma adjustments
	Historical BAT (IFRS)	RAI (IFRS)	Financing	Proposed Acquisition	Notes	Total pro forma combined
	Note 2	Note 3	Note 4	Note 5
Revenue	14,751	9,233	-	(182)	5(c)	23,802
Raw materials and consumables used	(3,777)	(3,407)	-	(294)[1]	5(b)(6), 5(c)	(7,478)

Changes in inventories of finished goods and work in progress	44	(11)	-	-		33
Employee benefit costs	(2,274)	(694)	-	(15)	5(b)(4)	(2,983)
Depreciation, amortisation and impairment costs	(607)	(91)	-	(58)	5(b)(7)	(756)
Gain on step acquisition	-	-	-	23,424	5(b)(11)	23,424
Other operating income	176	3,587	-	(9)	5(c)	3,754
Other operating expenses	(3,658)	(916)	-	(138)[2]	5(a), 5(c)	(4,712)

Profit from operations	4,655	7,701	-	22,728		35,084
Net finance (costs)/income	(637)	(648)	(361)[3]	46	4(b), 5(b)(5)	(1,600)
Share of post-tax results of associates and joint ventures	2,227	-	-	(1,880)	5(b)(11)	347

Profit before taxation	6,245	7,053	(361)	20,894		33,831
Taxation	(1,406)	(2,631)	101	(7,955)[4]	5(a), 5(b)(4), 5(b)(5), 5(b)(6), 5(b)(7), 5(b)(11)	(11,891)
Profit for the year	4,839	4,422	(260)	12,939		21,940

Attributable to:
Owners of the parent	4,648	4,422	(260)	12,939		21,749
Non-controlling interests	191	-	-	-		191
	4,839	4,422	(260)	12,939		21,940

Earnings per share
Basic (pence)	250.2					957.3	(5)
Diluted (pence)	249.2					953.0	(5)
Weighted average shares outstanding, in millions of shares
Basic	1,858			434		2,292	(5)
Diluted	1,865			437		2,302	(5)

1	Includes £(476) million recognised in respect of the fair value uplift to the RAI Group’s inventory and £182 million of intercompany eliminations. See notes 5(b)(6) and 5(c) respectively below for further details.

2	Includes £(211) million of incremental transaction costs and £73 million of intercompany eliminations. See notes 5(a) and 5(c) respectively below for further details.

3	Includes an adjustment to interest expenses of £(356) million and a £(5) million adjustment in respect of facility fees to be incurred with respect to Revolving Facility A. See note 4(b) for further details.

4	Includes £47 million in respect of the tax impact of transaction costs, £6 million in respect of the tax impact of additional compensation expenses relating to post-combination services, £(18) million in respect of the tax impact of lower interest expenses relating to the step-up in fair value of existing RAI Group debt, £(3) million in respect of the tax impact of the elimination of debt issuance costs, £188 million in respect of the tax impact of the unwind of the fair value uplift to the RAI Group’s inventory, £23 million in respect of the tax impact of amortisation of intangible assets recognised on acquisition and £(8,198) million in respect of the tax impact of the gain on step acquisition. See notes 5(a), 5(b)(4), 5(b)(5), 5(b)(6), 5(b)(7) and 5(b)(11) respectively below for further details.

2.	Unaudited pro forma balance sheet relating to the Combined Group

(in £ millions, except as otherwise noted)			Pro forma adjustments
	Historical BAT (IFRS)	RAI (IFRS)	Financing	Proposed Acquisition		Total pro forma combined
					Notes
Assets	Note 2	Note 3	Note 4	Note 5

Non-current assets					5(a) 5(b)(7)
Intangible assets	12,117	36,782	-	76,779[1]	5(b)(10)	125,678
Property, plant and equipment	3,661	1,069	-	-		4,730
Investments in associates and joint ventures	9,507	-	-	(8,051)	5(b)(11)	1,456
Retirement benefit assets	455	-	-	-		455
Deferred tax assets	436	-	-	-		436
Trade and other receivables	599	59	-	-		658
Available-for-sale investments	43	-	-	-		43
Derivative financial instruments	596	-	-	-		596
Total non-current assets	27,414	37,910	-	68,728		134,052

Current assets
Inventories	5,793	1,423	-	476	5(b)(6)	7,692
Income tax receivable	69	-	-	-		69
Trade and other receivables	3,884	439	-	(98)	5(c)	4,225
Available-for-sale investments	15	-	-	-		15
Derivative financial instruments	375	-	-	-		375
Cash and cash equivalents	2,204	1,659	20,169	(19,350)[2]	4(a), 5(a) 5(b)	4,682

	12,340	3,521	20,169	(18,972)		17,058
Assets classified as held-for-sale	19	-	-	-		19
Total current assets	12,359	3,521	20,169	(18,972)		17,077

Total assets	39,773	41,431	20,169	49,756		151,129

Equity
Capital and reserves
Share capital	507	-	-	108	5(d)	615
Share premium, capital redemption and merger reserves	3,931	14,794	-	9,172	5(d)	27,897
Other reserves	413	(183)	-	183	5(d)	413
Retained earnings	3,331	3,023	-	20,367	5(d)	26,721
Owners of the parent	8,182	17,634	-	29,830		55,646

Non-controlling interests	224	-	-	-		224
Total equity	8,406	17,634	-	29,830		55,870

Liabilities
Non-current liabilities
Borrowings	16,488	10,246	8,056	952	4(a), 5(b)(5)	35,742
Retirement benefit liabilities	826	1,512	-	-		2,338
Deferred tax liabilities	652	7,817	-	19,134	5(b)(8)	27,603
Other provisions for liabilities and charges	386	11	-	(31)	5(c)	366
Trade and other payables	1,040	66	-			1,106
Derivative financial instruments	119	-	-	-		119
Total non-current liabilities	19,511	19,652	8,056	20,055		67,274

Current liabilities
Borrowings	3,007	405	12,113	2	4(a), 5(b)(5)	15,527
Income tax payable	558	-	-	-		558
Other provisions for liabilities and charges	407	2,133	-	(33)	5(c)	2,507
Trade and other payables	7,335	1,607	-	(98)	5(c)	8,844
Derivative financial instruments	549	-	-	-		549
Total current liabilities	11,856	4,145	12,113	(129)		27,985

Total equity and liabilities	39,773	41,431	20,169	49,756		151,129

1	Includes an adjustment to increase intangible assets by £69 million in respect of transaction costs to be paid by RAI pre-Completion, a net adjustment to increase intangible assets by £47,549 million to reflect the fair value of intangible assets acquired with RAI and an adjustment to increase intangible assets by £29,161 million to reflect the fair value of goodwill acquired with RAI. See notes 5(a), 5(b)(7) and 5(b)(10) respectively below for further details.

2	Includes a reduction in cash and cash equivalents of £(167) million in respect of transaction costs and of £(19,183) million in respect of cash consideration paid for the Proposed Acquisition. See notes 5(a) and 5(b) respectively below for further details.

Notes to the Unaudited Pro Forma Financial Information

Note 1: Basis of presentation

The Unaudited Pro Forma Financial Information set forth herein is based upon the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements and has been prepared to illustrate the effects of the Proposed Acquisition, including the financing structure established to fund the Proposed Acquisition, as if it had occurred on 1 January 2016 in respect of the Unaudited Pro Forma Income Statement, and as if it had occurred on 31 December 2016 in respect of the unaudited pro forma balance sheet (the “Unaudited Pro Forma Balance Sheet”). The Unaudited Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realised had the Proposed Acquisition occurred as at the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Group will experience after Completion.

The Proposed Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS (EU) under IFRS (EU) 3 which requires that one of the two companies in the Proposed Acquisition be designated as the acquirer for accounting purposes based on the evidence available. BAT will be treated as the accounting acquirer, and accordingly, the RAI Group assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognised as goodwill. The detailed valuation studies necessary to arrive at required estimates of fair values of the assets acquired and liabilities assumed from the RAI Group in the Proposed Acquisition have not been completed. Significant assets and liabilities that are subject to preparation and completion of valuation studies to determine appropriate fair value adjustments include property, plant and equipment, identifiable intangible assets and debt obligations. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred income taxes. The actual fair values will be determined after Completion and may vary materially from these preliminary estimates.

Pro forma adjustments reflected in the Unaudited Pro Forma Financial Information are based on items that are factually supportable and directly attributable to the Proposed Acquisition. The Unaudited Pro Forma Financial Information does not reflect the cost of any integration activities or benefits from the Proposed Acquisition, including potential synergies that may be generated in future periods.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Unaudited Pro Forma Financial Information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The estimated blended statutory rate and the effective tax rate of the Combined Group could be significantly different depending on the post-transaction activities and geographical mix of profit before taxes.

The RAI Group’s presentation currency is US dollars, while the BAT Group’s presentation currency is pound sterling. The BAT Group has used exchange rates of £0.73801/$1 and £0.80906/$1, being the mid-market weighted average rate for the year ended 31 December 2016 and the spot rate at 31 December 2016, respectively, to translate the RAI Group’s consolidated income statement and balance sheet, respectively, and all associated financing and acquisition adjustments. These exchange rates may differ from future exchange rates which would have an impact on the Unaudited Pro Forma Financial Information, and would also impact purchase accounting upon Completion. As an example, using the closing exchange rate at 12 June 2017 of £0.78976/$1 would increase the translated amounts of net earnings attributable to BAT by £310 million and decrease RAI’s total assets by £986 million, each as presented in Note 3.

Note 2: BAT’s financial information

BAT’s financial information as at and for the year ended 31 December 2016 has been extracted without material adjustment from BAT’s published financial information for the year ended 31 December 2016.

Note 3: Adjustments to the RAI Group’s financial statements

The RAI Group’s IFRS (EU) financial information for the year ended 31 December 2016 has been extracted without material adjustment from Section B of the Part III (Historical Financial Information of the RAI Group) of this Circular.

Note 4: Pro forma adjustments related to financing

(a)	Sources of funding

The Acquisition Facility comprises four credit facilities as set out in paragraph 11 of Part I (Letter from the Chairman) of this Circular.

The Acquisition Facility bears interest at a rate per annum equal to LIBOR (or in the case of euro-denominated borrowings, EURIBOR) plus the applicable margin which, based on the BAT Group’s current ratings as assessed by Standard & Poor’s Ratings Services and Moody’s Investors Service, are as follows: (1) Facility A: between 0.3625% and 1.5625% per annum based on the applicable borrowing period; (2) Facility B: between 0.4125% and 2.2125% per annum based on the applicable borrowing period; (3) Facility C: 0.70% per annum; and (4) Facility D: 0.80% per annum. These rates are subject to adjustments in accordance with the terms of the Acquisition Facility based on the applicable credit ratings assigned to the BAT Group. If the LIBOR or EURIBOR rate is below zero, such rate shall be deemed to be zero.

BAT separately entered into a £5.68 billion revolving credit facility which has two revolving facilities (to be used for the general corporate purposes of the BAT Group: (1) a £2.84 billion 364-day facility, which is a new facility (Revolving Facility A); and (2) a £2.84 billion facility maturing on 29 May 2021, which effectively replaces BAT’s existing £3 billion revolving credit facility entered into on 29 May 2014). BAT has assumed this new revolving credit facility, the 2017 RCF, will not be drawn on with respect to the Proposed Acquisition and accordingly this facility has been excluded from the debt financing adjustments below.

In April 2017, RAI drew on its revolving credit facility for working capital and general corporate purposes. As these borrowings are not directly attributable to the transaction, they have not been reflected in the Pro Forma Financial Information.

The financing adjustments to cash and cash equivalents and borrowings reflected in the Unaudited Pro Forma Balance Sheet are as follows:

(in £ millions)

Proceeds from Facility A	12,136
Proceeds from Facility B	4,045
Proceeds from Facility C	2,023
Proceeds from Facility D	2,023

Total sources of funding	20,227
Debt issuance costs	(58)	[1]

Total sources of funding, net	20,169

Presented as:
Current portion of borrowings adjustment	12,113
Non-current portion of borrowings adjustment	8,056

1	In relation to Facility A, Facility B, Facility C and Facility D, debt issuance costs are assumed to be £30 million, £12 million, £7 million and £9 million, respectively.

(b)	Financing charges

As detailed below, net financing costs consist of interest expense and facility fees.

Interest expense in the Unaudited Pro Forma Income Statement has been adjusted as follows based on the expected sources of funding described above:

(in £ millions)	Average principal	Interest rate	Interest expense
Facility A	12,136	1.72%	190
Facility B	4,045	1.77%	65
Facility C	2,023	1.94%	36
Facility D	2,023	2.04%	38

Total	20,227		329
Debt issuance cost amortisation:
Facility A			21
Facility B			4
Facility C			1
Facility D			1

Total Debt issuance cost amortisation			27

Total			356

As at 12 June 2017, the BAT Group’s credit rating was BBB+ and Baa2 with Standard & Poor’s Ratings Services and Moody’s Investors Service, respectively. For purposes of the interest expense calculation, the BAT Group has assumed an interest rate based on the opening margin within the applicable margin matrix for each facility for an average credit rating of BBB+/Baa2 with increases at each period specified in the Acquisition Facility. The BAT Group has also considered the variability of the applicable margin based on the BAT Group’s credit rating in accordance with each applicable margin matrix, which each include a maximum rating of “A-/A3” to a minimum rating of “BBB-/Baa3 or below.” A change in the credit rating to BBB-/Baa3 or lower (or no rating) from BBB+/Baa2 would increase the interest expense for the Unaudited Pro Forma Income Statement by approximately £33 million. A change in the credit rating of the BAT Group to A-/A3 from BBB+/Baa2 would decrease the interest expense for the Unaudited Pro Forma Income Statement by approximately £11 million.

For the purposes of calculating the above interest expense, a three-month US dollar LIBOR rate of 1.24% as at 12 June 2017 has been assumed, which may differ from the rates in place when actually utilising the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the Unaudited Pro Forma Income Statement by approximately £23 million.

In addition to incremental interest charges, the BAT Group has also recorded a pro forma adjustment for debt issuance cost amortisation for each facility which will be deferred and amortised over the duration of the borrowings in accordance with IAS 39, Financial Instruments: Recognition and Measurement. This adjustment will have a continuing impact on the Combined Group for the remaining life of the borrowings.

For the purposes of the Unaudited Pro Forma Financial Information, the BAT Group has assumed that the new borrowings under the facilities will remain unchanged during the year ended 31 December 2016.

The BAT Group may continue to seek alternatives to refinance the facilities in order to achieve its long-term capital structure target. For the purposes of this Unaudited Pro Forma Financial Information, the BAT Group has assumed that no such financings, refinancings or repayments have occurred.

The adjustment to net finance (costs)/income in the Unaudited Pro Forma Income Statement of £(361) million comprises net finance costs of £356 million relating to the Acquisition Facility described in note 4(a) above, and £5 million relating to facility fees to be incurred with respect to Revolving Facility A. These facility fees will not have a continuing impact on the Combined Group.

Note 5: Pro forma adjustments related to the Proposed Acquisition

(a)	Transaction and related costs

It has been estimated that total transaction and related costs of £226 million (£179 million after tax) will be incurred collectively by BAT and RAI in connection with the Proposed Acquisition, which include advisory, legal, audit, valuation and other professional fees. BAT and RAI each incurred £11 million, and £4 million of transaction and related costs, respectively (£9 million and £3 million after tax, respectively) in the year ended 31 December 2016. As a result, an adjustment of £211 million has been presented in the Unaudited Pro Forma Income Statement as an other operating expense along with an associated tax impact of £44 million. These one-off costs will not have a continuing impact on the results of the Combined Group.

An adjustment of £167 million has been presented in the Unaudited Pro Forma Balance Sheet as a reduction in cash and cash equivalents, which comprises the following:

•	Total transaction costs estimated to be incurred by BAT in conjunction with the Proposed Acquisition are £132 million (£107 million net of tax). An adjustment of £98 million has been presented in the Unaudited Pro Forma Balance Sheet as a reduction to cash and a corresponding reduction to retained earnings to represent the estimated total after tax transaction and related costs, net of those that have already been incurred by BAT.

•	Total transaction costs estimated by RAI in conjunction with the Proposed Acquisition are £94 million (£72 million net of tax). An adjustment of £69 million has been presented in the Unaudited Pro Forma Balance Sheet as a reduction to cash and a corresponding increase to goodwill as these transaction costs will reduce RAI’s retained earnings prior to Completion.

(b)	Preliminary purchase consideration and allocation

The Proposed Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS (EU). Under this method, the RAI Group assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with IFRS (EU), the BAT Group measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The final fair values will be determined upon Completion and may vary materially from these estimates.

Preliminary Purchase Price

The estimated purchase consideration is calculated as follows:

(in £ millions, except per share data and share price)
RAI Shares outstanding as at 12 June 2017, other than those held by the BAT Group[1]	825,054,505
Exchange ratio	0.5260

Total BAT Shares to be issued to RAI Shareholders	433,978,670
BAT ADS closing price as at 12 June 2017	£55.30

Total equity consideration	23,999	[2]
Cash consideration	19,183	[3]
Additional consideration for share compensation	75	[4]

Total purchase consideration	43,257

Add: Fair market value of total debt assumed	11,605	[5]
Less: Total cash acquired	(1,659)

Purchase consideration, including debt assumed and net of cash acquired	53,203

Fair value of 42.2% BAT equity interest already held	31,475	[10]

Total purchase consideration and fair value of 42.2% BAT equity interest already held	74,732

1	Excluding the total number of shares of RAI common stock issuable under outstanding RAI equity awards that are expected to be settled for BAT ADSs in connection with the Proposed Acquisition.

2	The total equity consideration for each RAI Share was estimated using the closing price of BAT’s ADS on the NYSE MKT as at 12 June 2017 after giving effect to the BAT ADS ratio change converted to pound sterling using the mid-market exchange rate at 12 June 2017 of £0.78976/$1, and the number of shares outstanding not held by the BAT Group as at 12 June 2017 which was the last practicable date prior to the issuance of this Unaudited Pro Forma Financial Information. The actual purchase consideration will be determined upon Completion. A hypothetical 5% change in the price of BAT ADSs, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of £1.2 billion. Had the share price of BAT Shares as listed on the LSE of £54.62 as at 12 June 2017 been used in the calculation of total equity consideration, and all other factors remained constant, total purchase consideration would decrease by £295 million.

No fractional New BAT ADSs will be issued in the Proposed Acquisition, and RAI Shareholders will receive cash in lieu of any fractional New BAT ADSs. The amount of cash required to be disbursed for the aggregated New BAT ADSs is not expected to be material, cannot be determined until the closing of the Proposed Acquisition and is not included in the Unaudited Pro Forma Financial Information.

3	The total cash consideration was estimated using the RAI Shares outstanding as at 12 June 2017, other than those held by the BAT Group, and the $29.44 due to RAI Shareholders for each RAI Share other than those held by the BAT Group, converted to pound sterling using the mid-market exchange rate at 12 June 2017 of £0.78976/$1. A hypothetical 5% change in the exchange rate, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of £758 million.

4	Upon Completion, each Cash-out RSU will be cancelled and converted into the right to receive Merger Consideration for any accrued dividend equivalent right in respect of such Cash-out RSU, in each case less any required withholding taxes.

Rollover Awards will be converted into a corresponding share award of BAT with respect to a target number of BAT ADSs equal to the product of (1) the target number of RAI Shares subject to the Rollover Awards immediately prior to Completion and (2) the RSU exchange ratio subject to adjustment as provided in the Merger Agreement to prevent dilution. The portion of the award that has been included as part of the consideration has been determined by multiplying the fair value of the award as at 12 June 2017 by the portion of the requisite service period that elapsed prior to the Proposed Acquisition divided by the total service period.

The estimated portion of the award attributable to post-combination services resulted in additional compensation expense of £15 million in the Unaudited Pro Forma Income Statement (employee benefit costs) for the year ended 31 December 2016. This adjustment has been tax affected using a statutory tax rate of 39.5% resulting in a net adjustment of £9 million for the year ended 31 December 2016. This adjustment will not have a continuing impact on the Combined Group once the post-combination service period has elapsed.

The RAI Group also has an equity incentive award plan for directors of RAI which provides grants of deferred share units. These units are settled in either cash or RAI Shares on the later of 2 January of a specified year or 2 January following his or her last year of service on the board. As these units can be cash settled they are accrued and recorded in other current and other non-current liabilities on the historical RAI balance sheet. Upon Completion, these deferred share units will be converted into the right to receive Merger Consideration or another form of payment (i.e., cash or BAT ADSs) as may be elected by each applicable director that is equal in value to the Merger Consideration, less any required withholding taxes, for each such deferred share unit. Accordingly, no adjustment has been recorded in the Unaudited Pro Forma Financial Information.

5	The estimated fair value of the RAI Group’s debt is estimated to be £11.6 billion, or a net increase of £954 million compared to the carrying value of £10.7 billion. An adjustment of £2 million and £952 million to the current and non-current portion of long-term borrowings, respectively, is recorded to adjust the carrying value to reflect the fair value of debt assumed, with a net increase in deferred tax asset of £377 million. As a result of the step-up in fair value of existing RAI Group debt, annual interest expense is reduced by £40 million, with an associated £16 million increase in income tax expense for the year ended 31 December 2016. Interest expense is further reduced to reflect the elimination of amortisation related to the RAI Group’s previously deferred debt issuance costs of £6 million for the year ended 31 December 2016 (£4 million net of tax). The total adjustment to interest expense is therefore £46 million (£28 million net of tax). This adjustment will have a continuing impact on the Combined Group for the remaining life of the RAI Group’s debt.

Preliminary Allocation of Purchase Price

The preliminary allocation of purchase consideration to estimated fair value of acquired assets and liabilities is as follows:

(in £ millions)
Estimated fair values of assets acquired and liabilities assumed
Inventory	1,899	[6]
Identifiable intangible assets	71,393	[7]
Borrowings	(11,605)	[5]
Deferred taxes, net	(26,951)	[8]
Other net liabilities assumed	(2,103)	[9]
Goodwill	42,099	[10]

Total allocation	74,732

6	The BAT Group’s pro forma fair value adjustment to inventory of £476 million is based on the RAI Group’s inventory as at 31 December 2016 with a carrying value of £1.4 billion. As the BAT Group sells the acquired inventory, its cost of sales will reflect the increased valuation of RAI’s inventory, which will temporarily reduce the BAT Group’s gross margins until such inventory is sold. Based on the assumption that those inventories will be sold within the first twelve months following the acquisition, an adjustment of £476 million (£288 million net of tax) has been presented in ‘raw materials and consumables used’ within the Unaudited Pro Forma Income Statement. This is considered a non-recurring adjustment.

7	The fair value of the RAI Group’s intangible assets is estimated to be £71.4 billion, or a net increase of £47.6 billion compared to a carrying value of £23.8 billion. The primary intangible assets include brands and trademarks, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data using the income approach. The assumptions used by the BAT Group to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ materially from these estimates.

The RAI Group holds a number of internally developed patents and technologies, particularly in relation to its Next Generation Product business. The BAT Group does not have sufficient information at this time nor has it identified any appropriately comparable market transactions to perform any valuation analysis. These factors could result in differences between fair value and net book value. Accordingly, for the purposes of this Unaudited Pro Forma Financial Information, the Directors believe, to the best of their knowledge that the current RAI Group carrying values represent the best estimate of fair value. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the effective date of the Proposed Acquisition.

The fair value and weighted average estimated useful life of identifiable intangible assets are estimated as follows:

	Fair value	Weighted- average estimated useful life	Annual amortisation
	(in £ millions)	(in years)	(in £ millions)
Trademarks and similar intangibles	70,669	Indefinite	-
Trademarks and similar intangibles	570	20	29
Trademarks and similar intangibles	154	5-15	29

Total acquired identifiable intangible assets	71,393		58

Less: RAI’s historical net book value of intangible assets (excluding goodwill)	(23,844)

Adjustment to intangible assets, net	47,549

Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an increase to amortisation expense of £58 million has been included in the Unaudited Pro Forma Income Statement. The related estimated net decrease to income tax expense for the Unaudited Pro Forma Income Statement is £23 million. This adjustment will recur for the life of the underlying assets.

8	A net adjustment of £19,134 million to non-current deferred tax liabilities has been recorded on the net fair value step-up on the RAI Group’s assets acquired and liabilities assumed. This adjustment includes the recognition of a deferred tax liability of £28,200 million relating to the estimated gross fair value of the RAI Group’s identified intangible assets, a £377 million deferred tax asset resulting from the fair value step-up of existing RAI Group debt discussed at note (5)(b)(5), and a £188 million deferred tax liability resulting from the fair value step-up of the RAI Group inventory as discussed in note (5)(b)(6), offset by the reversal of the RAI Group’s deferred tax balance of £8,877 million on its historical value of identified intangible assets.

9	Total net liabilities assumed excluding inventory, identifiable intangible assets, borrowings, net deferred taxes and goodwill was £2.1 billion. Fair value approximated carrying value; therefore, no adjustments were required for these balances. Property, plant and equipment is required to be measured at fair value unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. The BAT Group does not have sufficient information at this time as to the specific nature, age, condition or location of the land and land improvements, buildings and leasehold improvements, machinery and equipment and construction-in-process, and the BAT Group does not know the appropriate valuation premise, in use or in exchange, as the valuation premise requires a certain level of knowledge about the assets being evaluated, as well as a profile of the associated market participants. All of these factors could result in differences between fair value and net book value. Accordingly, for the purposes of this Unaudited Pro Forma Financial Information, the Directors believe, to the best of their knowledge that the current RAI Group carrying values represent the best estimate of fair value. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the effective date of the Proposed Acquisition.

10	The goodwill balance arising from the Proposed Acquisition is estimated to be £42.1 billion which represents an adjustment of £29,161 million. The goodwill has been calculated as the excess of the sum of the purchase consideration of £43.3 billion and the £31.5 billion fair value of the equity interest already held by the BAT Group at the time of the Proposed Acquisition over the fair value of the net assets acquired of £32.6 billion.

11	As part of the Proposed Acquisition, the BAT Group’s previous equity method investment in RAI will be eliminated as part of the step acquisition. A step acquisition occurs when a controlling ownership interest is gained over a period of time. The accounting guidance requires that the previously held equity interest be remeasured at fair value and any difference between the fair value and the carrying value of the previously held equity interest be recognised as a gain or loss in the income statement. The implied value of the BAT Group’s 42.2% of equity interest in RAI was determined using the value of the Merger Consideration of 0.5260 of a New BAT Share and $29.44 in cash, without interest for each RAI Share based on the closing share price of BAT ADSs on the NYSE MKT, and the mid-market exchange rate of £0.78976/$1, each as at 12 June 2017, which was the last practicable date prior to the issuance of this Unaudited Pro Forma Financial Information. A hypothetical 5% change in the price of a BAT Share, all other factors remaining constant, would result in a corresponding increase or decrease in fair value of approximately £875 million. The carrying value of the BAT Group’s equity interest of £8.1 billion and £1.9 billion in profit after tax representing the BAT Group’s share of RAI’s earnings has been eliminated in the Unaudited Pro Forma Financial Information. The resulting gain of £23.4 billion (£15.2 billion net of tax) from the step acquisition is included in the Unaudited Pro Forma Income Statement and is non-recurring in nature.

(c)	Intercompany eliminations

Sales between, and balance due to and due from the BAT Group and the RAI Group have been eliminated in the Unaudited Pro Forma Financial Information. Sales from the BAT Group to the RAI Group amounted to £15 million for the year ended 31 December 2016, and sales from the RAI Group to the BAT Group amounted to £167 million for the year ended 31 December 2016. A total adjustment of £182 million has been made to reduce revenue and increase expenses relating to raw materials and consumables used to eliminate these transactions. The associated payable and receivable positions as at 31 December 2016 of £31 million have been eliminated in the Unaudited Pro Forma Balance Sheet.

During the year ended 31 December 2016, the BAT Group and the RAI Group agreed to an early termination of a contract manufacturing agreement and as a result the BAT Group agreed to make a compensation payment of $90 million to the RAI Group which the BAT Group recognised in expense immediately and the RAI Group recognised in deferred revenue. The RAI Group is recognising the deferred revenue into income pro-rata through to 31 December 2018. Adjustments to eliminate this transaction from the Unaudited Pro Forma Income Statement reverse the £73 million charge recorded by the BAT Group and the £9 million of other operating income recognised by the RAI Group. Adjustments to eliminate this transaction from the Unaudited Pro Forma Balance Sheet reverse the £31 million of non-current and £33 million of current deferred revenue recorded by the RAI Group to retained earnings and eliminate the £67 million of receivables and payables between the BAT Group and the RAI Group. The total pro forma adjustment to reduce both trade and other receivables and current trade and other payables in respect of this contract manufacturing agreement (£67 million) and to eliminate balances associated with trading between the BAT Group and the RAI Group explained in the previous paragraph (£31 million) is therefore £98 million.

Post-Completion, transactions and balances between BAT and RAI will be eliminated on consolidation.

(d)	Impact on shareholders’ equity

The estimated impact on total shareholders’ equity is summarised as follows:

(in £ millions)	Transaction and related costs[1]	Eliminate RAI historical equity[2]	Issuance of BAT Shares[3]	Gain on elimination of associate[4]	Contract manufacturing agreement[5]	Total adjustments to equity resulting from the Proposed Acquisition
Share capital	-	-	108	-	-	108
Share premium	-	(14,794)	23,966	-	-	9,172
Other reserves	-	183	-	-	-	183
Retained earnings	(98)	(3,023)	-	23,424	64	20,367

Owners of the parent	(98)	(17,634)	24,074	23,424	64	29,830
Non-controlling interest	-	-	-	-	-	-

Total shareholders’ equity	(98)	(17,634)	24,074	23,424	64	29,830

1	Refer to Note 5(a)

2	Refer to Unaudited Pro Forma Balance Sheet

3	Refer to Note 5(b)(2) and 5(b)(4)

4	Refer to Note 5(b)(11)

5	Refer to Note 5(c)

Note 6: Unaudited Pro forma earnings per share

The weighted average number of BAT Shares used in computing basic earnings per share has been calculated using the weighted average number of BAT Shares issued and outstanding during the period and the number of RAI Shares issued and outstanding as at the period end, giving effect to the exchange ratio established in the Merger Agreement. For the year ended 31 December 2016, the BAT Group pro forma basic earnings per share was calculated using 2,292 million weighted average shares, which reflects the 1,858 million weighted average shares of the BAT Group issued and outstanding for the period and the 825 million shares of RAI outstanding other than those held by the BAT Group at 31 December 2016, converted to 434 million shares per the Merger Agreement.

The 2,302 million weighted average number of BAT Shares used in computing diluted earnings per share has been calculated using the 2,292 million basic average number of BAT Shares as per the paragraph above, adjusted for the dilutive impact of 7 million relevant to the BAT Group and 3 million relevant to RAI RSUs converted to 3 million shares per the exchange ratio set out in the Merger Agreement.

Note 7: Adjusting items

Adjusting items are defined in note 1 to the BAT Group’s consolidated financial statements for the year ended 31 December 2016.

As disclosed in note 3 to BAT Group’s consolidated financial statements for the year ended 31 December 2016, adjusting items in the BAT Group’s 2016 operating profit include:

•	restructuring and integration costs, totalling £603 million;

•	amortisation and impairment of trademarks and similar intangibles charges totalling £149 million;

•	charges related to Fox River totalling £20 million; and

•	South Korea sales tax charges totalling £53 million.

As disclosed in note 5 to BAT Group’s consolidated financial statements for the year ended 31 December 2016, adjusting items in the RAI Group’s 2016 operating profit include:

•	gain in relation to the sale of the international rights to NATURAL AMERICAN SPIRIT to JTI Holding of $4,861 million (£3,600 million);

•	implementation costs of $36 million (£27 million);

•	costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to $86 million (£64 million);

•	income of $6 million (£4 million) related to the NPM Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel;

•	transaction costs of $5 million (£4 million), connected with the Proposed Acquisition; and

•	income relating to the early termination of the Manufacturing Agreement between BATUS Japan Inc. and RJR Tobacco Company of $90 million (£67 million).

These adjusting items are not directly related to the Proposed Acquisition and as such have not been adjusted for in the Unaudited Pro Forma Financial Information, with the exception of the income related to the early termination of the manufacturing agreement which is discussed above in Note 5(c).

Of the pro forma adjustments, adjusting items in the Combined Group operating profit would include:

•	gain on step acquisition of RAI of £23.4 billion (£15.2 billion net of tax);

•	transaction costs of £211 million (£167 million net of tax), connected with the Proposed Acquisition.

Section B: Accountant’s report on Unaudited Pro Forma Financial Information

The Directors

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

14 June 2017

Ladies and Gentlemen

British American Tobacco p.l.c. (the ‘Company’)

We report on the pro forma balance sheet and income statement (the ‘Pro Forma Financial Information’) set out in Part IV of the Class 1 circular of the Company relating to the acquisition of Reynolds American Inc. dated 14 June 2017 (the ‘Circular’), which has been prepared on the basis described in note 1, for illustrative purposes only, to provide information about how the acquisition of Reynolds American Inc. and its subsidiary undertakings by the Company might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2016.This report is required by paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Directive Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and
b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully

KPMG LLP

PART V

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE MERGER AGREEMENT

Pursuant to the terms of the Merger Agreement, on Completion, each RAI Share (other than any RAI Shares owned by the BAT Group or by RAI Shareholders who have properly asserted and not lost or effectively withdrawn appraisal rights) automatically will be converted into the right to receive the Merger Consideration. No fractional New BAT ADS will be issued as Merger Consideration, and RAI Shareholders will receive cash in lieu of any fractional New BAT ADS (based on the net cash proceeds from the sale by the Exchange Agent of the aggregated New BAT ADSs). The Series B Preferred Stock of RAI, held by a wholly owned subsidiary of RAI, will remain outstanding.

Each of RAI’s currently outstanding equity-based compensation awards will generally be converted on Completion into the right to receive the Merger Consideration for each RAI Share subject to such equity-based compensation award. The Retention RSUs, which are currently outstanding, and any equity-based compensation awards that are granted following entry into the Merger Agreement, will be converted into BAT equity awards on terms and conditions that are designed to preserve the value of the applicable equity-based compensation award.

BAT and RAI shall not be obliged to complete the Proposed Acquisition if any of the Conditions have not been met, or have not been waived, if applicable. These include:

•	Antitrust approvals:

o	expiration or termination of the applicable waiting period (or extension thereof) under the HSR Act; and

o	the earlier of the expiration of the waiting period required by Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission.

•	BAT Shareholder approvals:

o	the approval of the Merger Agreement and other transactions contemplated by the Merger Agreement and for the Directors to allot and issue the New BAT Shares at the General Meeting.

•	RAI Shareholder approvals:

o	approval of the Merger Agreement, by the holders of a majority of the outstanding shares of RAI capital stock entitled to vote at the RAI Special Meeting (the holder of Series B preferred stock of RAI (which is a wholly owned subsidiary of RAI), is not entitled to vote in respect of this stock); and

o	approval of the Merger Agreement by the holders of a majority of the outstanding RAI Shares entitled to vote and present (in person or by proxy) and voting at the RAI Special Meeting that are not owned, directly or indirectly, by the BAT Group or any of RAI’s subsidiaries.

•	Admission of New BAT Shares to listing on the LSE and New BAT ADSs on the NYSE:

o	approval for admission of the New BAT Shares to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE subject only to the issue of such New BAT Shares upon Completion; and

o	approval for listing on the NYSE of the New BAT ADSs issuable to RAI Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance).

•	Registration statements declared effective by the SEC:

o	declaration by the SEC of the effectiveness of the registration statements filed on Form F-4 and Form F-6 relating to the New BAT Shares and New BAT ADSs to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order).

•	Other conditions:

o	the filing of the Prospectus and this Circular with the UKLA, the approval of the Prospectus and this Circular by the UKLA and the mailing of this Circular and the publishing of the Prospectus, in each case, in accordance with applicable rules and regulations;

o	absence of any temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity that prevents, makes illegal or prohibits the Completion or the issuance of the New BAT Shares;

o	accuracy of the representations and warranties made in the Merger Agreement by the other party, subject to certain exceptions based on a material adverse change standard; and

o	performance in all material respects by the other party of the obligations required under the Merger Agreement to be performed by it at or prior to Completion.

Pursuant to the requirements of the HSR Act, BAT and RAI filed Notification and Report Forms with respect to the Proposed Acquisition with the FTC and DOJ on 6 February 2017 and requested early termination of the HSR Act waiting period. The applicable HSR Act waiting period for the Proposed Acquisition expired on 8 March 2017.

On 23 March 2017, BAT and RAI filed notifications for the Proposed Acquisition with the Japan Fair Trade Commission. Approval from the Japan Fair Trade Commission was received on 4 April 2017. As a result of the foregoing, the Conditions related to antitrust approvals required as part of the closing conditions to the Proposed Acquisition have been satisfied.

BAT’s obligation to complete the Proposed Acquisition is further conditional upon the absence of any legal restraint issued by a governmental entity under any antitrust laws that would, directly or indirectly, result in (1) any prohibition or limitation on the ownership or operation by RAI, BAT or their respective subsidiaries of any portion of the business, properties or assets of RAI, BAT or their respective subsidiaries, (2) RAI, BAT or their respective subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of RAI, BAT or any of their respective subsidiaries, (3) any prohibition or limitation on the ability of BAT to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the RAI Group, including the right to vote such shares, or (4) any prohibition or limitation on BAT effectively controlling the business or operations of the RAI Group.

Each of RAI and BAT has agreed not to solicit proposals, engage in discussions or furnish non-public information relating to certain alternative transactions. Notwithstanding these “no-shop” restrictions, subject to the terms of the Merger Agreement, each of the board of directors of RAI and BAT (including the RAI Transaction Committee, in the case of RAI) has the right, prior to obtaining its applicable shareholder approvals and subject to providing notice to the other party and engaging in negotiations with the other party, to change its recommendation in connection with an alternative proposal that is reasonably expected to be superior to the transactions contemplated by the Merger Agreement or if the failure to make a change of recommendation would be inconsistent with its fiduciary duties under applicable law.

The Merger Agreement contains customary representations, warranties and covenants made by each of BAT, BATUS and Merger Sub and RAI. The Merger Agreement requires BAT to call and hold a shareholders’ meeting and, subject to the ability of the Directors to change their recommendation as described above, requires the Board to recommend without qualification that BAT Shareholders approve the Resolution. The Merger Agreement also requires RAI to call and hold a special shareholders’ meeting and, subject to the ability of the board of directors of RAI or the RAI Transaction Committee to change its recommendation as described above, requires RAI’s board of directors and RAI Transaction Committee to recommend that RAI Shareholders approve the Merger Agreement.

Unless a party terminates the Merger Agreement in connection with a change in the recommendation of the other party’s board of directors (or the RAI Transaction Committee, in the case of RAI), such other party remains obligated to call and hold its shareholders’ meeting and does not have the right to terminate the Merger Agreement. Pursuant to the terms of the Merger Agreement, even if the Board effects a change in recommendation with respect to the transactions contemplated by the Merger Agreement, BAT and its subsidiaries are required to vote in favour of the Proposed Acquisition, in respect of their shareholdings in RAI.

In addition, pursuant to the Merger Agreement, BAT will take all actions necessary to cause three directors serving on RAI’s board of directors (other than the directors designated for nomination by B&W, a subsidiary of BAT) immediately prior to Completion to be appointed to the Board upon Completion. Such directors will be selected by BAT prior to Completion after consultation with the RAI Transaction Committee.

The Merger Agreement contains customary termination rights for each of RAI and BAT, including the right of each party to terminate the Merger Agreement if the Proposed Acquisition has not been completed on or before the End Date, subject to an extension of five business days if, on the initial End Date, BAT has not consummated all or any portion of the financing required to complete the Proposed Acquisition and the transactions contemplated by the Merger Agreement (the “Financing”). However, BAT’s consummation of the Financing is not a condition to the Completion.

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, BAT will be entitled to receive a termination fee of $1 billion from RAI in the event that:

•	the RAI board of directors or any committee thereof changes its recommendation to RAI shareholders and either (1) the Merger Agreement is terminated because the RAI shareholders fail to approve the Merger Agreement at the RAI Special Meeting or no shareholders’ meeting is held prior to the End Date; or (2) BAT terminates the Merger Agreement as a result of such change in recommendation; or

•	(1) the Merger Agreement is terminated (or in certain circumstances could have been terminated) because the Proposed Acquisition has not occurred by the End Date (and at such time all antitrust approvals have been obtained and no legal restraint preventing the Completion is in effect), the RAI shareholders failed to approve the Merger Agreement at the RAI Special Meeting or RAI breached its obligations under the Merger Agreement, (2) prior to such termination, shareholder vote or breach, as applicable, and after the date of the Merger Agreement, a Company Takeover Proposal (as defined in the Merger Agreement) that contemplates acquiring a majority of the capital stock or assets of RAI was made or made known to RAI or its shareholders; and (3) within 12 months after such termination, RAI or any of its subsidiaries enters into a definitive agreement with respect to, or completes, such Company Takeover Proposal.

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, RAI will be entitled to receive a termination fee of $1 billion from BAT in the event that:

•	the Board or any committee thereof changes its recommendation and either (1) the Merger Agreement is terminated because BAT Shareholders fail to approve the Resolution or no shareholders’ meeting is held prior to the End Date or (2) RAI terminates the Merger Agreement as a result of such change in recommendation; or

•	(1) the Merger Agreement is terminated (or in certain circumstances could have been terminated) because the Proposed Acquisition has not occurred by the End Date (and at such time all antitrust approvals have been obtained, no legal restraint preventing the Completion is in effect and no antitrust restriction (as defined in the Merger Agreement) is in effect), the BAT Shareholders failed to approve the Resolution at the shareholders’ meeting or BAT breached its obligations under the Merger Agreement, (2) prior to such termination, shareholder vote or breach, as applicable, and after the date of the Merger Agreement, a Parent Alternative Proposal (as defined in the Merger Agreement) that contemplates acquiring a majority of the shares in, or the assets of, BAT is publicly proposed or announced and (3) within 12 months after such termination, BAT enters into a definitive agreement with respect to, or completes, such Parent Alternative Proposal.

In addition, the Merger Agreement provides that RAI will be entitled to receive a termination fee of $500 million from BAT in the event that the Merger Agreement is terminated because the Proposed Acquisition has not occurred by the End Date and at the time of termination (1) all antitrust approvals that are Conditions have not been obtained, a legal restraint attributable to an antitrust law is in effect that prevents Completion or an antitrust restriction (as defined in the Merger Agreement) is in effect and (2) all other Conditions have been satisfied (or, in the case of any condition that is by its nature is to be satisfied at Completion, would be satisfied if Completion were to occur on the date of such termination. The Conditions related to antitrust approvals required as part of the closing conditions to the Proposed Acquisition have been satisfied. BAT must also pay a termination fee of $500 million to RAI if the Merger Agreement is terminated because a legal restraint attributable to antitrust law that prevents Completion has become final and non-appealable. BAT will not be required to pay the termination fees described in this paragraph if RAI has not complied with its obligation to use reasonable best efforts to complete the Proposed Acquisition as promptly as practicable.

PART VI

ADDITIONAL INFORMATION

1.	Responsibility

The Company and the Directors, whose names appear at paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

Directors

Richard Burrows	Chairman

Nicandro Durante	Chief Executive

Ben Stevens	Finance Director

Kieran Poynter	Senior Independent Director

Sue Farr	Non-Executive Director

Ann Godbehere	Non-Executive Director

Dr Marion Helmes	Non-Executive Director

Savio Kwan	Non-Executive Director

Dr Pedro Malan	Non-Executive Director

Dimitri Panayotopoulos	Non-Executive Director

3.	Information incorporated by reference

The following sections of the Prospectus are incorporated by reference into this document. Where the information described below itself incorporates further information by reference to another document, that further information is not intended to form part of this document for any purpose.

The Prospectus has been published by BAT and can be viewed on its website (http://www.bat.com/reynolds). The Prospectus contains information regarding, among other things, the reasons for the Proposed Acquisition, further details concerning BAT and RAI, historical financial information, the Directors, and the New BAT Shares.

BAT Shareholders may, subject to applicable securities laws, request a copy of the Prospectus by telephoning BAT Publications on +44 20 7511 7797. Calls are charged at the standard network or applicable international rate. BAT Publications are open between 9:00am and 5:00pm, Monday to Friday excluding public holidays in England and Wales. BAT Shareholders may also contact BAT Publications by email on bat@team365.co.uk. Please note that BAT Publications cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

The contents of the websites of BAT and RAI do not form part of this document and investors should not rely on them.

Information incorporated by reference	Section of prospectus incorporated by reference	Prospectus page number(s)
Information on BAT

Organisational structure	Part XIX (Additional Information) – 3 (Organisational structure) – 3.1 (BAT Group)	216 to 218

Share capital	Part XIX (Additional Information) – 4 (Share capital)	220

Rights attached to New BAT Shares	Part XIX (Additional Information) – 4.5 (Rights attached to New BAT Shares)	222

Dilution of issued share capital	Part XIX (Additional Information) – 5 (Dilution)	222

Details of Directors’ interests in BAT Shares	Part XIX (Additional Information) – 7.2 (Interests of Directors and Senior Managers in the share capital of BAT)	233 to 234

Directors’ service agreements	Part XIX (Additional Information) – 9 (Directors’ terms and conditions)	240 to 242

Directors’ other directorships	Part XIX (Additional Information) – 7 (Directors’ and senior managers interests) – 7.1 (Other Directorships)	231 to 233

BAT share plans	Part XIX (Additional Information) – 7 (Directors’ and senior managers interests) – 7.2 (Interests of Directors and Senior Managers in the share capital of BAT) – 7.2.2 (Share awards)	233 to 238

Interests of significant shareholders	Part XIX (Additional Information) – 12 (Significant Shareholders)	250

Related-party transactions	Part XIX (Additional Information) – 16 (Related Party Transactions)	252

Details of material contracts	Part XIX (Additional Information) – 17 (Material contracts) – 17.1 (BAT material contracts)	252 to 261

Details of material litigation	Part XIX (Additional Information) – 18 (Material litigation) – 18.1 (BAT material litigation)	267 to 279

Information on RAI

Organisational structure	Part XIX (Additional Information) – 3 (Organisational structure) – 3.2 (The RAI Group)	219 to 220

RAI share plans	Part XIX (Additional Information) – 10 (Employee Share Schemes) – 10.7 (Share-based awards granted by RAI)	249 to 250

Details of material contracts	Part XIX (Additional Information) – 17 (Material contracts) – 17.2 (RAI material contracts)	261 to 267

Details of material litigation	Part XIX (Additional Information) – 18 (Material litigation) – 18.2 (RAI material litigation)	279 to 306

Unaudited consolidated financial statements of the RAI Group for the three months ended 31 March 2017 and the audit report	Part XV (Historical Financial Information of the RAI Group)	180

Audited consolidated financial statements of the RAI Group for the years ended 31 December 2016, 2015 and 2014 and the audit report	Part XV (Historical Financial Information of the RAI Group)	180

Audited consolidated financial statements of the RAI Group for the years ended 31 December 2015, 2014 and 2013 and the audit report	Part XV (Historical Financial Information of the RAI Group)	180

Audited consolidated financial statements of the Lorillard Group for the year ended 31 December 2014 and the audit report	Part XV (Historical Financial Information of the RAI Group)	186

4.	BAT

BAT was incorporated and registered in England and Wales on 23 July 1997 as a public limited company limited by shares with the name Measureprofit Public Limited Company and the registered number 03407696. By a special resolution, the Company changed its name to British American Tobacco p.l.c. on 24 April 1998.

The Company is domiciled in the United Kingdom with its registered office and principal place of business at Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom. The telephone number of the Company’s registered office is +44 (0) 20 7845 1000.

The principal legislation under which the Company operates, and pursuant to which the BAT Shares have been, and the New BAT Shares will be, created is the Companies Act 2006 and the regulations made thereunder.

The statutory auditor of BAT, KPMG LLP is a member firm of the Institute of Chartered Accountants in England and Wales.

5.	Material contracts

Paragraph 17.1 of Part XIX (Additional Information) of the Prospectus contains a summary of:

•	each material contract (other than contracts entered into in the ordinary course of business) to which BAT or another member of the BAT Group is a party, for the two years immediately preceding publication of this document; and

•	any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the BAT Group which contains any provision under which any member of the BAT Group has any obligation or entitlement which is material to the BAT Group as at the date of this document.

Paragraph 17.2 of Part XIX (Additional Information) of the Prospectus contains a summary of:

•	each material contract (other than contracts entered into in the ordinary course of business) to which RAI or another member of the RAI Group is a party, for the two years immediately preceding publication of this document; and

•	any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the RAI Group which contains any provision under which any member of the RAI Group has any obligation or entitlement which is material to the RAI Group as at the date of this document.

6.	Working capital

The Company is of the opinion that, taking into account the Acquisition Facility and the 2017 RCF available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

7.	No Significant change

There has been no significant change in the financial or trading position of the BAT Group since 31 December 2016, being the date to which the last audited financial information has been published.

There has been no significant change in the financial or trading position of the RAI Group since 31 March 2017, being the date to which the last unaudited financial information has been published.

8.	Consents

KPMG has given and has not withdrawn its written consent to the inclusion of its reports on:

•	the unaudited reconciliations of the consolidated financial information of the RAI Group in paragraph 2 of Section B of Part III (Historical Financial Information of the RAI Group);

•	the historical financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015 in paragraph 3 of Section C of Part III (Historical Financial Information of the RAI Group);

•	the unaudited reconciliations of the consolidated financial information of the Lorillard Group for the year ended 31 December 2014 in paragraph 2 of Section D of Part III (Historical Financial Information of the RAI Group);

•	the unaudited reconciliations of the consolidated financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015 in paragraph 3 of Section D of Part III (Historical Financial Information of the RAI Group); and

•	the unaudited pro forma financial information in Section B of Part IV (Unaudited Pro Forma Financial Information of the Combined Group),

in the form and context in which these reports appear.

Deutsche Bank has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they are included.

UBS has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they are included.

Centerview Partners has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they are included.

9.	Documents available for inspection

Copies of the following documents will be available for inspection at the Company’s registered office, Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom during normal business hours on Monday to Friday each week (public holidays excepted) for a period of 12 months following Completion:

•	Memorandum of Association and the Articles of Association;

•	the Merger Agreement;

•	the annual reports and audited consolidated financial information for the BAT Group in respect of the three financial years ended 31 December 2016, 2015 and 2014;

•	the unaudited consolidated financial information of the RAI Group in respect of the three months ended 31 March 2017;

•	the audited consolidated financial information of the RAI Group in respect of the three financial years ended 31 December 2016, 2015 and 2014;

•	the audited consolidated financial information of the RAI Group in respect of the three financial years ended 31 December 2015, 2014 and 2013;

•	the audited consolidated financial information of the Lorillard Group for the year ended 31 December 2014;

•	the consolidated financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015;

•	KPMG’s reports on:

o	the unaudited reconciliations of the consolidated financial information of the RAI Group in paragraph 2 of Section B of Part III (Historical Financial Information of the RAI Group);

o	the historical financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015 in paragraph 3 of Section C of Part III (Historical Financial Information of the Lorillard Group);

o	the unaudited reconciliations of the consolidated financial information of the Lorillard Group for the year ended 31 December 2014 in paragraph 2 of Section D of Part III (Historical Financial Information of the Lorillard Group);

o	the unaudited reconciliations of the consolidated financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015 in paragraph 3 of Section D of Part III (Historical Financial Information of the Lorillard Group); and

o	the Unaudited Pro Forma Financial Information in Section B of Part IV (Pro Forma Financial Information of the Combined Group),

•	the consent letters referred to in paragraph 8 above;

•	the Prospectus; and

•	this Circular.

This document is dated 14 June 2017.

PART VII

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“2014 RCF”	the £3,000,000,000 revolving credit facility agreement dated 29 May 2014, between BAT, BATIF, BATHTN and BATNF as original borrowers, BAT as guarantor, HSBC Bank plc as agent and euro swingline agent and HSBC Bank USA, National Association as USD swingline agent and the lenders and financial institutions party thereto, and which will be cancelled at Completion

“2017 RCF”	the £5,680,000,000 forward starting revolving credit facility agreement dated 20 January 2017 between BAT, BATIF, BATHTN, BATNF and BATCAP, as original borrowers, BAT as guarantor, HSBC Bank plc as agent and euro swingline agent and HSBC Bank USA, National Association as US agent and USD swingline agent and the lenders and financial institutions party thereto, and which will be available to the BAT Group at Completion provided that applicable conditions precedent are met (including evidence that the 2014 RCF has been cancelled and, if applicable, repaid or prepaid in full)

“Acquisition Facility”	the term loan facilities agreement, dated as at 16 January 2017, among B.A.T. International Finance p.l.c. and B.A.T. Capital Corporation, as original borrowers, BAT, as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as US agent and the lenders and financial institutions party thereto, providing for an unsecured and unsubordinated term loan facility in an aggregate principal amount of up to $25 billion for the purpose of financing the Proposed Acquisition, paying related taxes, fees, costs and expenses and refinancing an existing revolving credit facility of RAI, and which will be available to the BAT Group at Completion provided that applicable conditions precedent are met

“Admission and Disclosure Standards”	the requirements contained in the publication “Admission and Disclosure Standards” dated 16 April 2013 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the LSE’s main market for listed securities

“Admission”	the admission of the New BAT Shares to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities becoming effective in accordance with paragraph 3.2.7 of the Listing Rules and the Admission and Disclosure Standards

“ADS”	American Depositary Share

“All Other”	the RAI operations other than RJR Tobacco, Santa Fe and American Snuff

“American Snuff”	the RAI operating segment which consists of the primary operations of American Snuff Co.

“American Snuff Co.”	American Snuff Company, LLC, an indirect wholly owned subsidiary of RAI

“Annual General Meeting”	the annual general meeting of the Company

“Articles of Association” or “Articles”	the articles of association of the Company

“BATUS”	BATUS Holdings Inc., a Delaware corporation and a wholly owned subsidiary of BAT

“B&W”	Brown & Williamson Holdings, Inc., (formerly, Brown & Williamson Tobacco Corporation) a wholly owned subsidiary of BAT

“BAT” or “Company”	British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales, with company number 03407696 and its registered office in Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom

“BAT ADSs”	American Depositary Shares representing the BAT Shares

“BAT ADS ratio change”	the ratio change agreement which changed the ratio of each BAT ADS representing two BAT Shares to each BAT ADS representing one BAT Share as at 14 February 2017

“BAT Group”	BAT and its subsidiary undertakings (as defined in the Companies Act 2006), from time to time

“BAT Publications”	British American Tobacco Publications, Unit 80, London Industrial Park, Roding Road, London, E6 6LS, United Kingdom

“BAT Shareholders”	the holders of BAT Shares

“BAT Shares”	ordinary shares of 25 pence each in the capital of the Company

“BAT Treasury Shares”	treasury shares held in BAT

“BATCAP”	B.A.T. Capital Corporation

“BATHTN”	British American Tobacco Holdings (The Netherlands) B.V.

“BATIF”	B.A.T. International Finance p.l.c.

“BATNF”	B.A.T. Netherlands Finance B.V.

“Board”	the board of Directors of the Company

“BTI”	BTI 2014 LLC

“business day”	a day (other than a Saturday or Sunday) on which banks are open for general business in either of London or New York

“Cash-out RSU”	each restricted stock unit and each performance share award, in each case, that was granted by RAI prior to the date of the Merger Agreement, other than Retention RSUs

“Centerview Partners”	Centerview Partners UK LLP

“Circular”	this circular to be sent by BAT to BAT Shareholders

“CNTC”	China National Tobacco Corporation

“Combined Group”	the BAT Group and the RAI Group after the Proposed Acquisition has taken effect

“Companies Act 2006”	an Act to reform company law and restate the greater part of the enactments relating to companies; to make other provision relating to companies and other forms of business organisation; to make provision about directors’ disqualification, business names, auditors and actuaries; to amend Part 9 of the Enterprise Act 2002; and for connected purposes, with the short title “the Companies Act 2006”

“Completion”	the completion of the Proposed Acquisition for the purposes of the Merger Agreement in accordance with its terms (and references to “complete” shall be construed accordingly)

“Conditions”	the conditions to Completion as set out in the Merger Agreement, and which are summarised in Part V (Summary of the Principal Terms and Conditions of the Merger Agreement) of this Circular

“CREST”	the system of paperless settlement of trades in listed securities of which Euroclear UK & Ireland Limited is the operator

“CTBAT”	CTBAT International Co. Limited

“CTP”	“Center for Tobacco Products”, established in 2009 by the FDA

“Depositary”	Citibank, N.A. in its capacity as depositary bank for the ADS.

“Deutsche Bank”	Deutsche Bank AG, London Branch

“Directors”	the directors of BAT whose names appear in Part I (Letter from the Chairman) of this Circular

“Disclosure Guidance and Transparency Rules”	the disclosure guidance and transparency rules made by the FCA under Part 6 of the FSMA

“Divestiture”	the acquisition by Imperial Sub of certain assets (i) owned by certain RAI subsidiaries or affiliates relating to the cigarette brands WINSTON, KOOL and SALEM and (ii) owned by Lorillard subsidiaries or affiliates related to the cigarette brand Maverick and the “e-vapour” brand BLU (including SKYCIG), as well as Lorillard’s owned and leased property, and certain transferred employees, together with associated liabilities

“DOJ”	the US Department of Justice

“EBITDA”	earnings before interest, taxes, depreciation and amortisation

“ECB”	the European Central Bank

“Effective Date”	the date in which the Proposed Acquisition becomes effective in accordance with the terms under the Merger Agreement

“Employee Share Schemes”	the BAT Group’s employee share schemes, including the LTIP, the DSBS, the Shares Scheme and the ESOP, and the RAI Group’s employee share schemes including the RAI Omnibus Incentive Plan and Retention RSUs

“End Date”	31 December 2017

“EPS”	earnings per share

“EURIBOR”	the Euro Interbank Offered Rate

“Euroclear”	Euroclear UK & Ireland Limited, the operator of CREST

“Exchange Act”	the United States Securities Exchange Act of 1934, as amended

“Exchange Agent”	Citibank, N.A. in its capacity as exchange agent for the Proposed Transaction.

“Existing BAT ADSs”	the BAT ADSs representing the Existing BAT Shares

“Existing BAT Shares”	the entire issued share capital of BAT prior to the issue of the New BAT Shares

“FCA”	the Financial Conduct Authority

“FCPA”	the US Foreign Corrupt Practices Act of 1977

“FDA”	the US Food & Drug Administration

“FDA Tobacco Act”	Family Smoking Prevention and Tobacco Control Act of 2009, as amended

“Form F-4”	the registration statement on Form F-4 filed with the SEC relating to the registration under the Securities Act of the New BAT Shares constituting the share portion of the Merger Consideration

“Form F-6”	a registration statement on Form F-6 to be filed with the SEC relating to the registration under the Securities Act of the New BAT ADSs to be issued as part of the Merger Consideration and the change in BAT’s SEC reporting status

“FSMA”	the Financial Services and Markets Act 2000 (as amended)

“FTC”	the US Federal Trade Commission

“General Meeting”	the general meeting of BAT to be held at 2pm (UK time) on 19 July 2017, or any adjournment thereof

“Global Drive Brands”	DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS collectively

“HSR Act”	the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

“IFRS (EU)”	International Financial Reporting Standards as adopted by the European Union

“IFRS (IASB)”	the International Accounting Standards Board for International Financial Reporting Standards

“ISIN”	International Security Identification Number

“Joint Financial Advisers”	Centreview Partners, Deutsche Bank and UBS

“Joint Sponsors”	Deutsche Bank and UBS

“JSE”	the Johannesburg Stock Exchange

“JTI Holding”	JT International Holding BV, a subsidiary of JTI

“Latest Practicable Date”	12 June 2017 (being the latest practicable date prior to the publication of this Circular)

“LIBOR”	the London Interbank Offered Rate

“Listing Rules”	the listing rules made by the UKLA pursuant to Part 6 of the FSMA

“London Stock Exchange” or “LSE”	London Stock Exchange plc

“Lorillard”	Lorillard, Inc., n/k/a Lorillard, LLC

“Lorillard Group”	Lorillard and its subsidiary undertakings (as defined in the Companies Act 2006)

“Lorillard Merger”	the acquisition by RAI of Lorillard on 12 June 2015

“Lorillard Tobacco”	Lorillard Tobacco Company, LLC, f/k/a Lorillard Tobacco Company

“Memorandum of Association”	the memorandum of association of the Company

“Merger Agreement”	the Agreement and Plan of Merger, dated 16 January 2017, amended on 8 June 2017, and as it and the plan of merger contained therein may be amended from time to time, among BAT, BATUS, RAI and Merger Sub

“Merger Consideration”	the consideration, per RAI Share, to be received by RAI Shareholders in the Proposed Acquisition, consisting of (1) a number of BAT ADSs representing 0.5260 of a New BAT Share, plus (2) $29.44 in cash, without interest

“Merger Sub”	Flight Acquisition Corporation, a North Carolina corporation and indirect, wholly owned subsidiary of BAT

“MSA”	the Master Settlement Agreement, dated 23 November 1998 and between the 46 US States, the District of Columbia and five US territories and various tobacco manufacturers, including RJR Tobacco, B&W and Lorillard Tobacco, resolving various state health care cost recovery claims.

“MSAi”	Management Science Associates, Inc.

“NCBCA”	the North Carolina Business Corporation Act

“New BAT ADSs”	the BAT ADSs to be issued by the Depositary as part of the Merger Consideration

“New BAT Shares”	the BAT Shares underlying the BAT ADSs to be issued as the share portion of the Merger Consideration

“Next Generation Products”	refer, in relation to BAT’s view of such products, any tobacco or nicotine product developed to offer consumers potentially less risky alternatives to smoking conventional cigarettes and include (1) vapour products (such as e-cigarettes), which are battery powered electronic devices which heat a solution to create a vapour which can be inhaled, and (2) tobacco heating products, which are battery powered electronic devices that operate with specifically designed consumables containing tobacco, to deliver a real tobacco taste and aroma, and, in relation to RAI’s view of such products, the above-mentioned products as well as (a) any device that employs a chemical reaction or combustible, carbonaceous fuel source for heat generation to produce an aerosol from a physically separate source and (b) products that contain nicotine for therapeutic purposes (such as products characterised as gums, lozenges and inhalers that are intended to be nicotine replacement therapy products and products characterised as devices that are intended to be used for nicotine replacement therapy purposes)

“NNN”	N-Nitrosonornicotine

“Non-Executive Directors”	Richard Burrows, Kieran Poynter, Sue Farr, Ann Godbehere, Marion Helmes, Savio Kwan, Pedro Malan and Dimitri Panayotopoulos

“Notice of the General Meeting”	the notice for the General Meeting as set out on page 145 of this document

“NPM Adjustment”	non-participating manufacturer adjustment included in the MSA that potentially reduces the annual payment obligations of RJR Tobacco Company, Lorillard Tobacco and the other participating manufacturers

“NYSE”	the New York Stock Exchange

“NYSE MKT”	the New York Stock Exchange MKT (formerly known as the “American Stock Exchange”)

“Official List”	the Official List of the UKLA

“PFSA”	the form of proxy accompanying this Circular for use by certified BAT Shareholders on the SA Register

“Philip Morris USA”	Philip Morris USA Inc.

“PRA”	the Prudential Regulation Authority

“Proposed Acquisition”	the acquisition, by a subsidiary of the Company, of the remaining 57.8% of the shares in RAI, not already held by the Company or its subsidiaries, which will be effected through a statutory merger pursuant to the laws of North Carolina

“Prospectus”	the prospectus published by BAT in relation to the Proposed Acquisition on or around the date of this document relating to the New BAT Shares to be issued pursuant to the Proposed Acquisition.

“Prospectus Directive”	Directive of the European Parliament and of the Council 2003/71/EC, and amendments thereto, including the PD Amending Directive (2010/ 73/EU) and includes any relevant implementing measure in the Relevant Member State including the “Prospectus Directive Regulation” (809/2004)

“Prospectus Rules”	the prospectus rules made by the FCA under Part 6 of the FSMA

“Proxy Form”	the form of proxy accompanying this Circular for use by BAT Shareholders on the UK Register in connection with the General Meeting

“RAI”	Reynolds American Inc.

“RAI Group”	RAI and its subsidiary undertakings (as defined in the Companies Act 2006)

“RAI RSU”	any RAI restricted stock unit award subject solely to time-based vesting and not performance-based vesting (other than performance-based vesting only for purposes of Code Section 162(m)), payable in shares of RAI common stock or the value of which is determined with reference to the value of shares of RAI common stock, whether granted by RAI under an RAI equity-based compensation plan or otherwise

“RAI Shareholders”	the shareholders of RAI, excluding any shareholder which is a member of the BAT Group

“RAI Shares”	RAI common stock, par value $0.0001 per share

“RAI Special Meeting”	the special meeting of the RAI Shareholders to vote on certain matters in connection with the Proposed Acquisition scheduled to take place at 9am (New York time) on 19 July 2017

“RAI Transaction Committee”	the special committee formed by the RAI board of directors, initially formed to review and evaluate BAT’s initial proposal on 20 October 2016, the Proposed Acquisition and RAI’s other available strategic alternatives, consisting of independent directors of RAI not designated for nomination by B&W as at 28 October 2016, but which ceased to include Thomas C. Wajnert following his retirement from the RAI Board effective as at the close of business on 31 December 2016

“Registrars”	UK Registrar and SA Registrar

“Registration Statement”	the Form F-4 filed by the Company with the SEC in connection with the Proposed Acquisition

“Regulatory Information Service”	the Regulatory News Services of the LSE and the Stock Exchange News Service of the JSE

“Resolution”	the ordinary resolution to approve the Proposed Acquisition, and the authority to allot BAT Shares in connection with the Proposed Acquisition, to be proposed at the General Meeting, the full text of which is set out in the Notice of General Meeting at the end of this document

“Retention RSUs”	as defined in the Merger Agreement, the three RAI restricted stock unit grants that were made prior to the date of the Merger Agreement, but will be assumed and will not be cashed-out in connection with the Proposed Acquisition

“RJR Tobacco”	the RAI operating segment which consists of the primary operations of RJR Tobacco Company

“RJR Tobacco Company”	R. J. Reynolds Tobacco Company, an indirect wholly owned subsidiary of RAI and successor-by-merger to Lorillard Tobacco

“RJR Vapor”	R. J. Reynolds Vapor Company, an indirect wholly owned subsidiary of RAI

“Rollover Awards”	the Retention RSUs and the equity based compensation awards granted by RAI following entry into the Merger Agreement, which will be assumed by BAT and will not be cashed-out in connection with the Proposed Acquisition

“RSU”	restricted stock units

“SA Transaction Sponsors”	UBS South Africa (Pty) Ltd

“SA Register”	the branch of the register of BAT Shareholders maintained in South Africa

“SA Registrar”	Computershare Investor Services Proprietary Limited

“Santa Fe”	the RAI operating segment which consists of the primary operations of SFNTC and includes the manufacturing and marketing of premium cigarettes and other tobacco products under the NATURAL AMERICAN SPIRIT brand in the United States

“Schedules 13E-3“	the filings on Schedule 13E-3 in relation to RAI

“SEC”	the United States Securities and Exchange Commission

“Securities Act”	the United States Securities Act of 1933 (as amended)

“Senior Managers”	those members of the management bodies of the Company and its subsidiary undertaking who are relevant to establishing that the Company has the appropriate expertise and experience for the management of its business for the purposes of paragraph 14.1 of Annex I of the Prospectus Rules being Jerome Abelman, Jack Bowles, Alan Davy, Giovanni Giordano, Andrew Gray, Tadeu Marroco, Ricardo Oberlander, Dr David O’Reilly, Naresh Sethi, Johan Vandermeulen and Kingsley Wheaton

“SFNTC”	Santa Fe Natural Tobacco Company, Inc., a wholly owned subsidiary of RAI

“SFRTI”	SFR Tobacco International GmbH

“Start Date”	the earlier of (1) the date of Completion and (2) the business day that is six months after 16 January 2017, as applicable in respect of the Acquisition Facility

“STR Data”	US cigarette (or smokeless tobacco products, as applicable) shipments to retail outlets

“Strate”	Strate Proprietary Limited, registration number 1998/022242/07, a private company incorporated under the laws of South Africa and the electronic settlement system for settlements that take place on the JSE and off-market trades

“UBS”	UBS Limited

“UK Register”	the register of BAT Shareholders maintained in the United Kingdom

“UK Registrar”	Computershare Investor Services PLC

“UKLA”	the FCA when it is exercising its powers under Part 6 of the FSMA

“Unaudited Pro Forma Financial Information”	the unaudited pro forma income statement for the year ended 31 December 2016 and the unaudited pro forma balance sheet as at 31 December 2016 for the Combined Group

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

“Voting Instruction Form”	voting instruction form for owners of BAT Shares dematerialised into Strate

APPENDIX 1

PROFIT FORECAST

Section A: The RAI Group unaudited financial forecasts relating to the period commencing 1 January 2017 and ending 31 December 2021

1.	The RAI Group Long Range Forecasts

Certain long-range unaudited financial projections relating to the standalone RAI Group (the “RAI Group Standalone Projections”) have been disclosed in the Proxy Statement/Prospectus forming part of BAT’s Registration Statement on Form F-4 and the filings on Schedule 13E-3 in relation to RAI (the “Schedules 13E-3”), which have been filed with the US Securities and Exchange Commission.

In connection with the negotiation of the Proposed Acquisition, in October 2016, RAI prepared the RAI Group Standalone Projections based on the assumptions and estimates considered reasonable by RAI as at the date that the projections were prepared. The RAI Group Standalone Projections relate to RAI without giving effect to the Proposed Acquisition and were prepared by RAI’s management without any input from BAT and furnished, in whole or in part, to BAT, the RAI Transaction Committee, RAI board of directors (excluding Jerome Abelman and Ricardo Oberlander, the two members of the RAI board of directors designated by B&W and who also are Senior Managers of BAT or one of its subsidiaries, who voluntarily recused themselves from all meetings of the RAI board of directors at which the Proposed Acquisition or any potential alternative strategic transaction was or would be discussed or considered), the financial adviser of the RAI Transaction Committee, Goldman Sachs, and the financial advisers of the RAI board of directors, J.P. Morgan and Lazard. The RAI Group Standalone Projections were used by the RAI Transaction Committee and the RAI board of directors in connection with their evaluation of the Proposed Acquisition and were used by the financial advisers of the RAI Transaction Committee and the RAI board of directors in performing their respective financial analyses and preparing their respective opinions as to the fairness, from a financial point of view, of the merger consideration proposed to be paid by BAT to RAI shareholders (other than BAT and its affiliates), which opinions were delivered to the RAI Transaction Committee or the RAI board of directors, as applicable, in connection with their consideration of the Proposed Acquisition.

Certain RAI Group Standalone Projections were included in the Proxy Statement/Prospectus forming part of BAT’s Registration Statement on Form F-4 and others were required to be included in exhibits to the Schedules 13E-3 pursuant to specific requirements of the applicable rules and regulations promulgated by the US Securities and Exchange Commission.

The RAI Group Standalone Projections are forward-looking in nature. The RAI Group Standalone Projections for gross profit, operating income, net income, earnings per share, EBITDA and unlevered net income / earnings before interest and after taxes (“EBIAT”) do not reflect the potential impact of items such as mark-to-market pension/postretirement adjustments, implementation costs, debt restructuring activities and the Engle progeny cases, and their related cash flows, if applicable. RAI management cannot estimate on a forward-looking basis the impact of the items referred to in the preceding sentence to the RAI Group Standalone Projections because these items, which could be significant, are difficult to predict and may be highly variable. The RAI Group Standalone Projections relate to multiple future years, and such information by its nature becomes less predictive with each succeeding year. The RAI Group Standalone Projections refer to RAI as a public company on a standalone basis. Following the Proposed Acquisition, RAI will not be a publicly listed company in the United States. As a result, the RAI Group Standalone Projections will not be comparable to future results of the Combined Group reported under IFRS (EU) and IFRS (IASB), which will reflect the impact of the items noted earlier in this paragraph. Neither RAI nor BAT intends to update or revise the RAI Group Standalone Projections regardless of whether any or all of the assumptions underlying the projections are shown to be in error.

The following RAI Group Standalone Projections were denominated in USD.

	RAI Group Standalone Projections (in millions unless otherwise stated)
	FY17	FY18	FY19	FY20	FY21
Gross profit	$7,892	$8,458	$8,922	$9,597	$10,303
Operating Income[1]	$6,181	$6,736	$7,190	$7,880	$8,548
Net Income[2]	$3,576	$3,903	$4,155	$4,583	$5,010
EPS (per share)[3]	$2.53	$2.78
1	Referred to as EBIT in the Lazard analysis.
2	Net Income is defined as Operating Income minus net interest and taxes.
3	EPS is presented on a diluted basis.

EBITDA1

	RAI Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY17	FY18	FY19	FY20	FY21
J.P. Morgan/Goldman Sachs ($)		$6,313	$6,877	$7,329	$8,026	$8,696
Goldman Sachs (£)	£2,689	-	£5,643	£6,014	£6,587	£7,136
Lazard	$3,278	$6,313	$6,877	$7,329	$8,026	$8,696
1	EBITDA is defined as earnings before interest, taxes, depreciation and amortisation.

Operating Income1,2

RAI Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
H2 FY17
Lazard	$3,211
1	Referred to as EBIT in the Lazard analysis.
2	Operating income or EBIT is defined as EBITDA minus depreciation and amortisation.

Unlevered Net Income/EBIAT1,2

	RAI Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	FY17	FY18	FY19	FY20	FY21
J.P. Morgan/Goldman Sachs/Lazard	$3,944	$4,286	$4,565	$5,000	$5,420
1	Referred to as EBIAT in the J.P. Morgan and Goldman Sachs analysis and Unlevered Net Income in the Lazard analysis.
2	Unlevered Net Income or EBIAT is defined as Operating Income minus taxes.

Net Income1

	RAI Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	FY19	FY20	FY21
Lazard	$4,151	$4,578	$5,002
1	Net Income is defined as Operating Income minus net interest and taxes.

Earnings Per Share1

	RAI Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (per share)
	FY19	FY20	FY21
Goldman Sachs	$2.99	$3.33	$3.67
Lazard	$2.99	$3.33	$3.68
1	EPS is presented on a diluted basis.

2.	In the view of BAT, the RAI Group Standalone Projections are no longer valid for the purpose of deciding how to vote in respect of the Resolution

For the reasons set out below, the Directors consider that the RAI Group Standalone Projections are no longer valid for the purpose of deciding how to vote in respect of the Resolution.

2.1	Purpose of preparation

In connection with the negotiation of the Proposed Acquisition, in October 2016, RAI prepared the RAI Group Standalone Projections based on the assumptions and estimates considered reasonable by RAI as at that date. The RAI Group Standalone Projections were prepared on the basis of RAI’s view alone as to the future performance of the RAI Group as a stand-alone business and therefore do not give effect to the Proposed Acquisition or any changes to RAI’s operations or strategy that may be implemented after Completion, including any potential synergies realised as a result of the Proposed Acquisition. The Board believes that the RAI Group Standalone Projections can be expected to differ significantly from the actual results of RAI as part of a Combined Group, as set out below, for the five years ended 31 December 2021. They are also now approximately eight months out of date.

The RAI Group Standalone Projections were used by the RAI Transaction Committee and the RAI board of directors for the purposes of their consideration and evaluation of the Proposed Acquisition and were used by their financial advisers in performing their respective financial analyses and were not prepared for the purpose of public disclosure. The RAI Group Standalone Projections were not required to be and were not prepared in compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, US GAAP, IFRS (EU) or IFRS (IASB), nor were they prepared with the intention of being relied upon by, shareholders of RAI or BAT. Indeed, no independent registered accounting firm has examined, compiled or otherwise performed any procedures with respect to the RAI Group Standalone Projections and, accordingly, no independent registered accounting firm has expressed any opinion or given any other form of assurance with respect thereto, and no independent registered accounting firm assumes any responsibility for the RAI Group Standalone Projections. As such the inclusion of the RAI Group Standalone Projections in exhibits to the Schedules 13E-3 and the Proxy Statement/Prospectus forming part of the Registration Statement “should not be regarded as an indication that RAI or any other recipient of the unaudited financial forecasts considered, or now considers, the forecasts to be material or necessarily predictive of actual future events, and the unaudited financial forecasts should not be relied upon as such”.

2.2	Reasons relating to the Proposed Acquisition that mean the RAI Group Standalone Projections are no longer valid for the purpose of deciding how to vote in respect of the Resolutions.

As set out on page 1 of this Circular, Completion is currently expected to take place on or around 25 July 2017. There will therefore be approximately five months of the current financial year remaining at the time of Completion. The Directors consider that certain changes to be implemented by BAT following Completion (each of which is described in more detail below) will have a significant effect on the RAI Group and its financial results for the current financial year and any subsequent financial years, rendering the RAI Group Standalone Projections no longer valid for the purpose of deciding how to vote in respect of the Resolution.

The principal changes expected to affect the financial results of the RAI Group during the remainder of the current financial year and beyond are summarised below:

(A)	Synergies

As stated in paragraph 4 of Part I (Letter from the Chairman) of this Circular, the Directors expect the Combined Group to achieve at least $400 million in annualised cost synergies by the end of the third full year following Completion. These synergies are expected to be primarily achieved by leveraging the scale of the Combined Group, integrating corporate functions and eliminating redundant spending using BAT’s target operating model principles and policies and delivering other efficiencies in manufacturing and supply chain.

These cost synergies are expected to have an impact on the business and financial results of the RAI Group from 2018 onwards, assuming Completion takes place in line with the expected timetable set out on page 1 of this Circular.

The cost synergies referred to above are expected to arise in relation to both (1) direct costs relating to production and distribution; and (2) operational costs and expenses, thereby impacting the validity of the cost base included within the RAI Group Standalone Projections for the purpose of deciding how to vote in respect of the Resolution. In the absence of other factors, these cost synergies will result in lower operating and administration expenses in each of 2018, 2019, 2020 and 2021 and consequently an increase in the RAI Group Standalone Projections.

(B)	Capital structure and share repurchases

Following Completion, the RAI Group will become a wholly-owned subsidiary of BAT and its capital and funding structure will therefore be considerably different from that assumed in the RAI Group Standalone Projections.

The RAI Group Standalone Projections reflected assumptions around the repurchase and cancellation of RAI shares. The RAI Group Standalone Projections assumed or took into account $2 billion in share buybacks to be undertaken by RAI through Q4 2018 and $1 billion per year in share buybacks for each of 2019 to 2021. As a result of the Proposed Acquisition, in Q4 2016 RAI ceased to repurchase and cancel its own shares (except for limited repurchases to offset issuances related to share based compensation) so these assumptions are no longer valid for the purpose of deciding how to vote in respect of the Resolution. As a consequence, net interest expense will be lower, which would increase net income and EPS, and the number of shares in issue will be higher than assumed in the RAI Group Standalone Projections, thereby reducing EPS.

The RAI Group’s Standalone Projections also reflected assumptions around debt refinancing activity that was expected to take place in H1 2017 to reduce the RAI Group’s net interest expense. As a result of the Proposed Acquisition, RAI will not proceed with this refinancing activity so the net interest assumptions are no longer valid for the purpose of deciding how to vote in respect of the Resolutions. As a consequence, in each of 2017, 2018, 2019, 2020 and 2021 net interest expense will be higher, which would decrease Net Income and EPS compared to the RAI Group Standalone Projections.

(C)	Share based compensation expense

From Completion, the accounting expense for share-based compensation relating to the RAI Group’s previous share-based compensation plans will be materially different to that reflected in the RAI Group Standalone Projections.

On Completion, some of the RAI share awards will vest immediately as a result of change of control provisions triggered by the Proposed Acquisition and there will therefore be no further ongoing share-based compensation expense in respect of these vested awards. This will result in reduced selling, general and administrative expenses in 2017, 2018, 2019, 2020 and 2021 and an increase in the amounts assumed in the RAI Group Standalone Projections, making them no longer valid for the purpose of deciding how to vote in respect of the Resolution.

In relation to the replacement awards that do not vest immediately, the operating income of the RAI Group will be impacted by the difference in the expense relating to the BAT replacement awards given to RAI employees and the projected expense relating to existing RAI Group awards, as included in the RAI Group Standalone Projections. This will impact selling, general and administrative expenses in each of 2017, 2018, 2019, 2020 and 2021 and several of the RAI Group Standalone Projections, making them no longer valid for the purpose of deciding how to vote in respect of the Resolution.

Further awards under BAT’s share schemes may be made to RAI employees in the future and the expense relating to these awards may be significantly different to the assumptions relating to the RAI Group’s previous share-based compensation plans. This will impact several of the RAI Group Standalone Projections, making them no longer valid for the purpose of deciding how to vote in respect of the Resolutions.

(D)	Recharges of BAT Group overhead costs to the RAI Group

BAT allocates or charges the centrally-incurred cost of certain support functions, including IT, technical and other advisory functions, to its operating businesses. Following Completion, BAT will recharge a portion of these costs to the RAI Group, increasing operating costs in each of 2017, 2018, 2019, 2020 and 2021 and reducing certain RAI Group Standalone Projections.

2.3	Accounting policies used to prepare the RAI Group Standalone Projections

While the RAI Group Standalone Projections are not required to and do not purport to comply with US GAAP or the guidelines published by the SEC (among others), they were prepared broadly consistently with US GAAP accounting principles. Following Completion, the Combined Group

(including the RAI Group) will publicly report its results under IFRS (EU) and IFRS (IASB). The RAI Group Standalone Projections will therefore not be directly comparable to any results publicly reported for the Combined Group (including the RAI Group) in the future. A reconciliation of the historical results of the RAI Group previously reported under US GAAP to IFRS (EU) is set out in Part III (Historical Financial Information of the RAI Group) of this Circular.

2.4	Long-term projections

The RAI Group Standalone Projections cover multiple years and such information by its nature becomes less predictable with each successive year. They do not take into account any circumstances or events occurring after the date they were prepared or any circumstances resulting from or otherwise relating to the Proposed Acquisition. They were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of RAI’s management. RAI’s management prepared the RAI Group Standalone Projections consistent with historical practices and assumptions and such forecasts are reflective of RAI’s view of future variables. These assumptions included assumptions with respect to annual future industry volume declines and price increases, future market share changes for the RAI Group’s products, future manufacturing cost and selling, general and administrative cost changes and inflation, including the inflationary impact on MSA costs. Although in the view of RAI’s management, the RAI Group Standalone Projections were prepared on a reasonable basis and reflected the best then-currently available estimates and judgments of RAI’s management, various risks, contingencies and other uncertainties may affect actual results and cause them to differ from the RAI Group Standalone Projections.

2.5	In the longer term, there is significant uncertainty around the performance of innovative new products and the regulatory environment

The RAI Group Standalone Projections reflect assumptions with respect to the future performance of the vapour and tobacco heating category product offerings. The future performance of these innovative new product offerings is more difficult to forecast while the products are in the early stages of their life cycle. The level of future sales is dependent on a number of factors, many of which are beyond RAI’s control, including the pricing of competing products, overall demand for its products, changes in consumer preferences, market competition and government regulation, and actual results may differ significantly from the assumptions in the RAI Group Standalone Projections.

The RAI Group Standalone Projections reflect assumptions around the competitive and regulatory environment and its impact on the RAI Group. The difficulty in accurately forecasting such factors over the longer term means that actual results would differ significantly from the assumptions in the RAI Group Standalone Projections.

For example, the RAI Group Standalone Projections reflect assumptions at the time they were prepared around the regulatory environment in the US and its impact on the RAI Group. The advertising, sale and consumption of tobacco products have been, and continue to be, subject to increasingly stringent regulatory regimes. These restrictions have been introduced by both regulation and voluntary agreements and (1) may impact the RAI Group’s ability to sell its existing products, maintain or build brand equity, communicate with consumers, apply strategic pricing decisions, launch future products and innovations, enter new markets, including through acquisitions, and compete within the legitimate tobacco industry; (2) may impact consumers’ ability to differentiate products; (3) may reduce consumer acceptability of new product specifications; and (4) in particular, may contribute to the growth of illicit tobacco products. The difficulty in accurately forecasting such factors over the longer term means that actual results would differ significantly from the assumptions in the RAI Group Standalone Projections.

The RAI Group Standalone Projections include assumptions with respect to the future performance of RAI’s NEWPORT brand, the leading menthol brand in the US. In 2013, the FDA issued its preliminary scientific evaluation regarding menthol cigarettes, concluding that menthol cigarettes adversely affect initiation, addiction and cessation compared to non-menthol cigarettes. The FDA also issued an Advance Notice of Proposed Rulemaking, seeking comments on various issues relating to the potential regulation of menthol cigarettes. Although it is not possible to predict whether or when the FDA will take action, if the FDA or any other governmental authority were to adopt regulations banning or severely restricting the use of menthol in tobacco products or the sale of menthol cigarettes, those regulations would have a material adverse effect on sales of the NEWPORT brand and the menthol styles of other brands of the RAI Group, such that actual results would differ significantly from the assumptions made in the RAI Group Standalone Projections.

2.6	Market and industry developments

The RAI Group Standalone Projections do not take into account certain recent market and industry developments, and in particular certain consumer and product trends which may have affected the financial performance of the RAI Group in the first five months of 2017.

In connection with the November 2016 general election, California approved a ballot proposal increasing, effective 1 April 2017, that state’s cigarette excise tax per pack from $0.87 to $2.87. The impact of this excise tax increase was not reflected in the RAI Group Standalone Projections. A negative impact on consumer demand in future years that cannot be offset by other actions would reduce the RAI Group’s profit. RAI may also be affected by similar excise tax increases in other US states in the future which it may not be able to mitigate in terms of impact on profitability.

3.	In the view of BAT, reassessment of the RAI Group Standalone Projections is not necessary

The Directors believe that BAT Shareholders should only consider reliable information when making their assessment of the Proposed Acquisition and when considering how to vote at the BAT General Meeting. The Directors do not consider the RAI Group Standalone Projections to constitute reliable information for those purposes, as they do not accurately reflect future performance of the RAI Group as part of a Combined Group post-Completion.

Furthermore, the Directors do not consider projections of the RAI Group’s standalone performance, whether for the current financial year or longer, to represent information necessary for BAT Shareholders to make an informed decision as to how to vote at the BAT General Meeting in relation to the Proposed Acquisition. This is because, following Completion, RAI will become a subsidiary of BAT and the RAI Group will be integrated into, and managed as part of the BAT Group (resulting in numerous changes to the operating model of the RAI Group affecting its ongoing cost base and revenue streams). Additionally, even were the RAI Group Standalone Projections to be reassessed, they would continue not to be valid for the purpose of deciding how to vote in respect of the Resolution as it would not be possible to accurately predict future performance of the BAT business taking into account RAI’s expected integration into the BAT Group. Consequently, any reassessed forecast would not represent reliable information upon which BAT Shareholders could rely in their decision as to how to vote at the BAT General Meeting.

Section B: RAI unaudited forecasts for the BAT Group relating to the period commencing 1 January 2017 and ending 31 December 2021

1.	The BAT Group Long Range Forecasts

Certain long-range unaudited financial projections relating to the standalone BAT Group have been disclosed in the Proxy Statement/Prospectus forming part of BAT’s Registration Statement on Form F-4 and have been included in certain presentations and other materials prepared by the financial advisers to the RAI Transaction Committee or the RAI board of directors, as applicable, which presentations are required to be filed as exhibits to the Schedules 13E-3, which have been filed with the US Securities and Exchange Commission. These financial projections were prepared by RAI’s management based in part on certain financial information prepared by BAT’s management and provided to RAI (the “BAT Group Standalone Projections”).

In connection with the negotiation of the Proposed Acquisition RAI prepared in January 2017 the BAT Group Standalone Projections based on information provided by BAT and assumptions and estimates considered reasonable by RAI at that time. The information provided by BAT to RAI was prepared in December 2016 based on the assumptions and estimates considered reasonable by BAT at that time. This information was prepared on the basis of BAT’s view as to the future performance of the BAT Group, and are now approximately five months out of date. The BAT Group Standalone Projections relate to BAT without giving effect to the Proposed Acquisition and were prepared by RAI’s management based in part on certain financial information provided by BAT and were furnished, in whole or in part, to the RAI Transaction Committee, the RAI board of directors, and the financial advisers to the RAI Transaction Committee and the RAI board of directors. The BAT Group Standalone Projections were used by the financial advisers of the RAI Transaction Committee and the RAI board of directors in performing their respective financial analyses and preparing their respective opinions as to the fairness, from a financial point of view, of the merger consideration proposed to be paid by BAT to RAI shareholders (other than BAT and its affiliates), which opinions were delivered to the RAI Transaction Committee or the RAI board of directors, as applicable, in connection with their consideration of the Proposed Acquisition.

The presentations and other materials of the financial advisers of the RAI Transaction Committee and the RAI board of directors (including the BAT Group Standalone Projections set forth therein) are required to be filed as exhibits to the Schedules 13E-3 pursuant to specific requirements of the applicable rules and regulations promulgated by the US Securities and Exchange Commission.

The BAT Group Standalone Projections are forward-looking in nature. The BAT Group Standalone Projections for operating income do not reflect the potential impact of one off items such as restructuring and integration costs, amortisation and impairment of trademarks and similar intangibles, cost associated with the Fox River clean-up and South Korea sales tax. BAT and RAI cannot estimate on a forward-looking basis the impact of the items referred to in the preceding sentence to operating income because these items, which could be significant, are difficult to predict and may be highly variable. In addition, the BAT Group Standalone Financial Projections do not take into account the effects of the Proposed Acquisition. As a result, the BAT Group Standalone Financial Projections may not be comparable to future results of the Combined Group reported under IFRS (EU) and IFRS (IASB), which will reflect the impact of the items noted earlier in this paragraph. The BAT Group Standalone Projections relate to multiple future years, and such information by its nature becomes less predictive with each succeeding year. Neither BAT nor RAI intends to update or revise the BAT Group Standalone Projections regardless of whether any or all of the assumptions underlying the projections are shown to be in error.

Other than as set out below, the BAT Group Standalone Projections were denominated in GBP.

EBITDA

	BAT Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY17	FY18	FY19	FY20	FY21
J.P. Morgan (£)	-	£6,405	£6,769	£7,128	£7,505	£7,900
Goldman Sachs/Lazard	£3,203	£6,405	£6,769	£7,128	£7,505	£7,900

Operating Income/EBIT

	BAT Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY17	FY18	FY19	FY20	FY21
J.P. Morgan Operating Income	-	£6,040	£6,404	£6,763	£7,140	£7,535
Goldman Sachs EBIT	-	£6,040	£6,404	£6,763	£7,140	£7,535
Lazard EBIT (£)	£3,020	£6,040	£6,404	£6,763	£7,140	£7,535
Lazard EBIT ($)	-	$7,360	$7,804	$8,241	$8,701	$9,182

Net Income

	BAT Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY17	FY18	FY19	FY20	FY21
J.P. Morgan	-	-	$5,363	$5,722	-	-
Goldman Sachs	-	£5,240	£5,652	£6,018	£6,445	£6,867
Lazard	£2,620	£5,240	£5,652	£6,018	£6,445	£6,867

Unlevered Net Income/EBIAT

	BAT Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	FY17	FY18	FY19	FY20	FY21
J.P. Morgan / Goldman Sachs EBIAT	£4,288	£4,547	£4,802	£5,069	£5,350
Lazard Unlevered Net Income	£4,288	£4,547	£4,802	£5,069	£5,350

Earnings Per Share[1]	BAT Group Standalone Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (per share)
	FY17	FY18	FY19	FY20	FY21
J.P. Morgan	£2.80	-	-	-	-
Goldman Sachs/Lazard	£2.80	£3.02	£3.24	£3.52	£3.82

1	EPS is presented on a diluted basis.

2.	In the view of BAT, BAT Group Standalone Projections are no longer valid for the purpose of deciding how to vote in respect of the Resolution

For the reasons set out below, the Directors consider that the BAT Group Standalone Projections are no longer valid for the purpose of deciding how to vote in respect of the Resolution.

2.1	Purpose of preparation

In connection with the negotiation of the Proposed Acquisition, RAI prepared the BAT Group Standalone Projections in January 2017 on a standalone basis based on the assumptions and estimates considered reasonable by RAI as at that date. The BAT Group Standalone Projections were prepared for the purpose of privately informing the analysis of the RAI board of directors, the RAI Transaction Committee and RAI’s financial advisers and were not prepared with a view to public disclosure, nor with any intention of guiding shareholders as to future performance of the BAT Group. The BAT Group Standalone Projections were prepared on the basis of RAI’s view as to the future performance of the BAT Group as a stand-alone business and therefore do not give effect to the Proposed Acquisition or any changes to BAT’s operations or strategy that may be implemented after Completion, including any potential synergies realised as a result of the Proposed Acquisition and are expected to differ significantly from the actual results of BAT as part of a Combined Group, as set out below, for the five years ended 31 December 2021. The information provided by BAT to RAI was prepared in December 2016 based on the assumptions and estimates considered reasonable by BAT at that time. This information was prepared on the basis of BAT’s view as to the future performance of the BAT Group, and are now approximately five months out of date.

The BAT Group Standalone Projections were used by the RAI Transaction Committee and the RAI board of directors for purposes of their consideration and evaluation of the Proposed Acquisition and were used by their financial advisers in performing their respective financial analyses and were not prepared for the purpose of public disclosure. The BAT Group Standalone Projections were not required to be and were not prepared in compliance with published guidelines of the SEC or the UKLA, the guidelines established by the American Institute of Certified Public Accountants or the Listing Rules for the preparation and presentation of financial forecasts, US GAAP, IFRS (EU) or IFRS (IASB), nor were they prepared with the intention of being relied upon by shareholders of RAI or BAT. Indeed, no independent registered accounting firm has examined, compiled or otherwise performed any procedures with respect to the BAT Group Standalone Projections and, accordingly, no independent registered accounting firm has expressed any opinion or given any other form of assurance with respect thereto, and no independent registered accounting firm assumes any responsibility for the BAT Group Standalone Projections. As such, the inclusion of the BAT Group Standalone Projections in exhibits to the Schedules 13E-3 should not be regarded as an indication that BAT or any other recipient of the unaudited financial forecasts considered, or now considers, the forecasts to be material or necessarily predictive of actual future events, and the unaudited financial forecasts should not be relied upon as such.

2.2	Exchange rates

The BAT Group Standalone Projections do not reflect changes in exchange rates since they were prepared in January 2017. The BAT Group Standalone Projections assumed constant exchange rates for all projected years, based on the spot rates at the time the BAT Group Standalone Projections were prepared. The exchange rates used to translate actual results will be the average rates for the relevant period or, to present the BAT Group’s results at constant rates of exchange, average rates for the previous period.

The rates used in the BAT Group Standalone Projections for the currencies that drive the Group’s primary translation exposures were: US dollar: $1.2186/£; Canadian dollar: $1.599/£; Euro: €1.1463/£; Russian rouble: RBL72.82/£; Brazilian real: BRL 3.9171 /£ and Australian dollar: AUD 1.6261/£. The average rates for the five months ended 31 May 2017 were: US dollar: $1.2547/£; Canadian dollar: $1.6745/£; Euro: €1.1674/£; Russian rouble: RBL72.4638/£; Brazilian real: BRL3.9573/£ and Australian dollar: AUD1.6635/£. The difference between the rates used in the BAT Group Standalone Projections and the average rates for the five months ended 31 May 2017 may have affected EBITDA and Net Income for this period.

The spot rates used to prepare the BAT Group Standalone Projections were significantly different to the average rates for 2016 that will be used to report the BAT Group’s 2017 results at constant rates of exchange.

Changes in exchange rates during 2017 and in subsequent years may mean that the average rates used to translate the BAT Group’s actual results are significantly different to those used to prepare the BAT Group Standalone Projections or that the BAT Group’s cost base is materially affected due the transactional impact of foreign exchange. In this event, the BAT Group Standalone Projections would for this additional reason no longer be valid for the purpose of deciding how to vote in respect of the Resolutions.

Actual results are also significantly affected by the transactional exchange rates of overseas operating companies against the USD and Euro, being the main currencies in which input raw materials are denominated. A devaluation of any of the BAT Group’s principal operating currencies such as the Russian Rouble, South African Rand, Nigerian Naira or Brazilian Real against the USD or Euro will materially affect the BAT Group’s cost of sales. In 2016, the BAT Group’s adjusted profit from operations increased 9.8% at current rates, or by 4.1% at constant rates of exchange. Excluding the adverse impact of exchange movements on a transactional level, the BAT Group’s adjusted profit at constant rates would have increased by approximately 10%.

2.3	Reasons relating to the Proposed Acquisition that mean the BAT Group Standalone Projections are no longer valid for the purpose of deciding how to vote in respect of the Resolutions

As set out on page 1 of this Circular, Completion is currently expected to take place on or around 25 July 2017. There will therefore be approximately five months of the 2017 financial year remaining at the time of Completion. The Directors consider that certain changes to be implemented by BAT following Completion (each of which is described in more detail below) will have a significant effect on the BAT Group and its financial results for the 2017 financial year and any subsequent financial years, rendering the BAT Group Standalone Projections no longer valid for the purpose of deciding how to vote in respect of the Resolution.

The principal changes expected to affect the financial results of the BAT Group during the remainder of the current financial year and beyond are summarised below:

(A)	Consolidation and equity accounting of the RAI Group

Prior to Completion, the BAT Group’s 42.2% investment in the RAI Group is equity accounted for as an associate, such that the BAT Group’s share of the RAI Group’s net income is reflected in the BAT Group’s net income. Following Completion, the RAI Group will be consolidated by BAT such that the consolidated Gross Profit, EBITDA, Operating Income / EBIT, Unlevered Net Income / EBIAT, Net Income and EPS of BAT will include 100% of the results of the RAI Group.

The BAT Group Standalone Projections reflect equity accounting for a 42.2% share of the RAI Group throughout 2017 and for subsequent periods, which will no longer be valid for the purpose of deciding how to vote in respect of the Resolutions following Completion and in each of 2017, 2018, 2019, 2020 and 2021.

In addition, before Completion, the BAT Group’s Net Income and EPS will be affected by the factors impacting the RAI Group set out in Section A above, which will impact the BAT Group’s share of the RAI Group’s net income. Following Completion, the BAT Group’s Gross Profit, EBITDA, Operating Income / EBIT, Unlevered Net Income / EBIAT, Net Income and EPS will be affected by the factors impacting the RAI Group set out in Section A above.

(B)	Synergies

As stated in paragraph 4 of Part I (Letter from the Chairman) of this Circular, the Directors expect the Combined Group to achieve at least $400 million in annualised cost synergies by the end of the third full year following Completion. These synergies are expected to be primarily achieved by leveraging the scale of the Combined Group, integrating corporate functions and eliminating redundant spending using BAT’s target operating model principles and policies and delivering other efficiencies in manufacturing and supply chain.

BAT has yet to finalise the detailed operating model of the Combined Group, and the detailed plans for integration of RAI, post-Completion (notwithstanding certain preparatory work which has already been undertaken, particularly in relation to synergies). As a result, while BAT expects these synergies to be achieved through actions taken with respect to the RAI Group’s cost base, these synergies are expected to have an impact on the business and financial results of the BAT Group from 2018 onwards, assuming Completion takes place in line with the expected timetable set out on page 1 of this Circular.

The cost synergies referred to above are expected to arise in relation to both (1) direct costs relating to production and distribution; and (2) operation costs and expenses, thereby impacting the validity of the cost base included within the BAT Group Standalone Projections for the purpose of deciding how to vote in respect of the Resolutions. In the absence of other factors, these cost synergies will result in lower operating and administration expenses in each of 2018, 2019, 2020, 2021 and thereafter and consequently an increase in Gross Profit, EBITDA, Operating Income / EBIT, Unlevered Net Income / EBIAT, Net Income and EPS compared to the BAT Group Standalone Projections.

(C)	Capital structure

Following Completion, the BAT Group’s capital and funding structure will be considerably different from that assumed in the BAT Group Standalone Projections. The New BAT Shares will reduce EPS following Completion and in each of 2017, 2018, 2019, 2020 and 2021. The EPS projections contained within the BAT Group Standalone Projections are therefore no longer valid for the purpose of deciding how to vote in respect of the Resolution.

2.4	Long-term projections

The BAT Group Standalone Projections cover multiple years and such information by its nature becomes less predictable with each successive year. They do not take into account any circumstances or events occurring after the date they were prepared or any circumstances resulting from or otherwise relating to the Proposed Acquisition. The information provided by BAT to RAI in connection with the preparation of the BAT Group Standalone Projections was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of BAT’s and RAI’s management, respectively. BAT’s management prepared this information and RAI’s management prepared the BAT Group Standalone Projections consistent with historical practices and assumptions and such forecasts are reflective of BAT’s and RAI’s respective views of future variables. These assumptions included assumptions with respect to annual future industry volume declines and price increases, future market share changes for the BAT Group’s products, future manufacturing cost and selling, general and administrative cost changes and inflation. Although in the respective views of BAT’s management and RAI’s management, the information provided by BAT and the BAT Group Standalone Projections was in each case prepared on a reasonable basis and reflected the best then-currently available estimates and judgments of BAT’s management and RAI’s management, respectively, various risks, contingencies and other uncertainties may affect actual results and cause them to differ from the BAT Group Standalone Projections.

2.5	In the longer term, there is significant uncertainty around the performance of vapour and tobacco heating category product offerings

The information provided by BAT to RAI in connection with the preparation of the BAT Group Standalone Projections reflect assumptions made by BAT and RAI, respectively, with respect to the future performance of the vapour and tobacco heating category product offerings. The future performance of these innovative new product offerings is more difficult to forecast while the products are in the early stages of their life cycle and actual results may differ significantly from the assumptions in the information provided by BAT to RAI and the BAT Group Standalone Projections.

For example, the information provided by BAT to RAI and the BAT Group Standalone Projections reflect assumptions made by BAT and RAI, respectively, around the competitive and regulatory environment and its impact on the BAT Group. The advertising, sale and consumption of tobacco products have been, and continue to be, subject to increasingly stringent regulatory regimes. These restrictions have been introduced by both regulation and voluntary agreements and (1) may impact the BAT Group’s ability to sell its existing products, maintain or build brand equity, communicate with consumers, apply strategic pricing decisions, launch future products and innovations, enter new markets, including through acquisitions, and compete within the legitimate tobacco industry; (2) may impact consumers’ ability to differentiate products; (3) may reduce consumer acceptability of new product specifications; and (4) in particular, may contribute to the growth of illicit tobacco products. The difficulty in accurately forecasting such factors over the longer term means that actual results would differ significantly from the assumptions in the information provided by BAT to RAI and the BAT Group Standalone Projections.

2.6	Market and industry developments

The BAT Group Standalone Projections do not take into account certain recent market and industry developments, and in particular certain consumer and product trends which may have affected the financial performance of the BAT Group in the first five months of 2017.

3.	In the view of BAT, reassessment of the BAT Group Standalone Projections is not necessary

The Directors believe that BAT Shareholders should only consider reliable information when making their assessment of the Proposed Acquisition and when considering how to vote at the General Meeting. The Directors do not consider the BAT Group Standalone Projections to constitute reliable information for those purposes, as they do not accurately reflect future performance of the BAT Group as part of a Combined Group post-Completion.

Furthermore, the Directors do not consider forecasts of the BAT Group’s standalone performance, whether for the current financial year or longer, to represent information necessary for BAT Shareholders to make an informed decision as to how to vote at the General Meeting in relation to the Proposed Acquisition. This is because, following Completion, RAI will become a subsidiary of BAT and the RAI Group will be integrated into, and managed as part of the BAT Group (resulting in numerous changes to the operating model of the RAI business affecting its ongoing cost base and revenue streams).

Additionally, even if the BAT Group Standalone Projections were reassessed, they would continue to be no longer valid for the purpose of deciding how to vote in respect of the Resolution as it would not be possible to accurately predict future performance of the BAT Group taking into account RAI’s expected integration into the BAT Group. Consequently, any reassessed forecast would not represent reliable information upon which BAT Shareholders could rely in their decision as to how to vote at the General Meeting.

Section C: Combined Group pro forma implied and illustrative financial forecasts

1.	Combined Group Long Range Implied Forecasts

Certain illustrative financial pro forma projections relating to the Combined Group (the “Combined Group Implied Projections”) were provided to or calculated by the financial advisers to the RAI Transaction Committee and the RAI board of directors based on the RAI Group Standalone Projections, the BAT Group Standalone Projections and high level assumptions of RAI’s management regarding cost and tax synergies that may be achieved by the Proposed Acquisition. The Combined Group Implied Projections have been included in certain presentations and other materials prepared by the financial advisers of the RAI Transaction Committee or the RAI board of directors, as applicable, which presentations and materials are required to be filed as exhibits to the Schedules 13E-3.

The Combined Group Implied Projections were based on the RAI Group Standalone Projections, the BAT Group Standalone Projections and high level assumptions of RAI’s management regarding cost and tax synergies that may be achieved by the Proposed Acquisition and used by the financial advisers of the RAI Transaction Committee or the RAI board of directors, as applicable, each as indicated in the table below in connection with performing their respective financial analyses and preparing their respective opinions as to the fairness, from a financial point of view, of the merger consideration proposed to be paid by BAT to RAI shareholders (other than BAT and its affiliates), which opinion was delivered to the RAI Transaction Committee or the RAI board of directors, as applicable, in connection with their consideration of the Proposed Acquisition.

The presentations and other materials of the financial advisers of the RAI board of directors and the RAI Transaction Committee (including the Combined Group Implied Projections set forth therein) are required to be filed as exhibits to the Schedules 13E-3, in each case, pursuant to specific requirements of the applicable rules and regulations promulgated by the SEC.

The Combined Group Implied Projections were calculated for illustrative and hypothetical purposes in connection with the performance of each financial adviser’s respective financial analyses, were merely used to create points of reference for analytical purposes and did not, and do not, represent the view of RAI’s management or of the applicable financial advisers with respect to the future performance of the Combined Group. Accordingly, the Combined Group Implied Projections are not indicative of actual future results of the Combined Group, which may be significantly more or less favorable than suggested by the Combined Group Implied Projections. The financial analyses of Goldman Sachs, J.P. Morgan and Lazard involve complex calculations, and the Combined Group Implied Projections must be considered together with the financial analyses for which they were calculated. Considering the Combined Group Implied Projections in isolation without considering the financial analyses for which they were calculated could create an incomplete view of the Combined Group Implied Projections and the underlying analyses.

The Combined Group Implied Projections are forward-looking in nature. The Combined Group Implied Projections do not reflect the potential impact of items such as mark-to-market pension/postretirement adjustments, transaction, restructuring and implementation costs, amortisation and impairment of trademarks and similar intangibles, costs associated with the Fox River clean up, South Korea sales tax and the Engle progeny cases. The impact of the items referred to in the preceding sentence on profit cannot be estimated on a forward-looking basis because these items, which could be significant, are difficult to predict and may be highly variable. As a result, the Combined Group Implied Projections may not be comparable to future results reported under IFRS (EU) and IFRS (IASB), which will reflect the impact of the items noted earlier in this paragraph.

The tables below set out the various profit measures that comprise the Combined Group Implied Projections.

EBITDA (before synergies)

	Combined Group Implied Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY18	FY19	FY20	FY21
Lazard	$7,180	$15,125	$16,015	$17,172	$18,323

EBITDA (after synergies)

	Combined Group Implied Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY18	FY19	FY20	FY21
Goldman Sachs	£5,892	£12,617	£13,553	£14,502	£15,446

EBIT (before synergies)

	Combined Group Implied Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY18	FY19	FY20	FY21
Lazard	$6,891	$14,540	$15,431	$16,581	$17,730

Operating Income (after synergies)

	Combined Group Implied Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	FY17	FY18	FY19	FY20	FY21
Lazard	$13,542	$14,790	$15,931	$17.081	$18,230

Unlevered Net Income (after synergies)

	Combined Group Implied Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY18	FY19	FY20	FY21
Lazard	$4,530	$9,866	$10,781	$11,548	$12,322

Net Income (after synergies)

	Combined Group Implied Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (in millions)
	H2 FY17	FY18	FY19	FY20	FY21
Goldman Sachs	£3,286	£7,290	£7,951	£8,587	£9,265
J.P. Morgan		$8,849	$9,655
Lazard		$8,850	$9,658

EPS (after synergies)1

	Combined Group Implied Projections as Reflected in the Respective Presentations of the Applicable Financial Adviser(s) (per share)
	H2 FY17	FY18	FY19	FY20	FY21
Goldman Sachs	£1.57	£3.15	£3.44	£3.71	£4.01
Lazard/J.P. Morgan		$3.83	$4.18

1	EPS is presented on a diluted basis.

2.	In the view of BAT, the Combined Group Implied Projections are no longer valid for the purpose of deciding how to vote in respect of the Resolutions.

For the reasons set out below, the Directors consider that the Combined Group Implied Projections are no longer valid for the purpose of deciding how to vote in respect of the Resolutions.

2.1	High level assumptions were made to adjust the RAI Group Standalone Projections from US GAAP to IFRS (EU) for the purposes of the Combined Group Implied Projections

RAI has historically prepared its consolidated financial information in accordance with US GAAP, and the RAI Group Standalone Projections were prepared on this basis. Following Completion, BAT will continue to prepare its financial statements in accordance with IFRS (EU) and IFRS (IASB), and the

BAT Group Standalone Projections were prepared on this basis. High level assumptions were made around the projected impact of differences between IFRS (EU) and US GAAP in order to prepare the Combined Group Implied Projections for Net Income and EPS on an IFRS (EU) basis. These assumptions may differ from the actual differences between the RAI Group’s profit measures on an IFRS (EU) and US GAAP basis.

2.2	Purpose of preparation

BAT and RAI were required to include in the Schedules 13E-3 opinions and related presentations from the financial advisers to the RAI Transaction Committee and the RAI board of directors as to the fairness, from a financial point of view, of the merger consideration proposed to be paid by BAT to RAI shareholders (other than BAT and its affiliates). Included in each of the presentations from the financial advisers to the RAI Transaction Committee and the RAI board of directors are certain of the Combined Group Implied Projections. The Combined Group Implied Projections were prepared for the purpose of privately informing the analysis of the RAI board of directors, the RAI Transaction Committee and the financial advisers of the RAI Transaction Committee and the RAI board of directors and were not prepared with a view to public disclosure, nor with any intention of guiding shareholders as to future performance of the Combined Group.

The Combined Group Implied Projections were prepared in January 2017 in connection with the negotiation of the terms of the Proposed Acquisition based on assumptions and estimates considered reasonable at that time. The Combined Group Implied Projections were used by the RAI Transaction Committee and the RAI board of directors for purposes of their consideration and evaluation of the Proposed Acquisition and were used by their financial advisers in performing their respective financial analyses and were not prepared for the purpose of public disclosure. The Combined Group Implied Projections were not required to be and were not prepared in compliance with published guidelines of the SEC or the UKLA, the guidelines established by the American Institute of Certified Public Accountants or the Listing Rules for preparation and presentation of financial forecasts, US GAAP, IFRS (EU) or IFRS (IASB), nor were they prepared with the intention of being relied upon by, shareholders of RAI or BAT. Indeed, no independent registered accounting firm has examined, compiled or otherwise performed any procedures with respect to the Combined Group Implied Projections and, accordingly, no independent registered accounting firm has expressed any opinion or given any other form of assurance with respect thereto, and no independent registered accounting firm assumes any responsibility for the Combined Group Implied Projections. As such, the inclusion of the Combined Group Implied Projections in exhibits to the Schedules 13E-3 should not be regarded as an indication that BAT, RAI or any other recipient of the unaudited financial forecasts considered, or now considers, the forecasts to be material or necessarily predictive of actual future events, and the unaudited financial forecasts should not be relied upon as such.

2.3	Combined Group strategy and capital allocation decisions

The Combined Group Implied Projections were prepared by aggregating the RAI Group Standalone Projections and the BAT Group Standalone Projections and on the basis of certain high level assumptions as to the future strategy of the Combined Group as described in the tables above. These assumptions do not necessarily reflect BAT’s intended strategy for the Combined Group as the Directors intend it to be implemented. For example, the Combined Group Implied Projections reflect certain assumptions regarding the capital allocation decisions of the Combined Group following Completion, including decisions about share repurchases, dividend policy, repayment and issuance of debt, and capital expenditures. Following Completion, the Directors and BAT’s executive leadership team will make their own assessments on the basis of information then available to them and may make different capital allocation decisions than those assumed in the Combined Group Implied Projections.

The Combined Group Implied Projections reflect assumptions about borrowings to be incurred by the Combined Group on Completion to fund the Proposed Acquisition. These borrowings were assumed to comprise $5 billion in the UK at an interest rate of 1.80% and $20 billion in the US at an interest rate of 4.18%, with the $25 billion of borrowings also incurring a transaction fee of 1%. This compares to the actual borrowings under the Acquisition Facility to be drawn initially by the Combined Group of $25 billion at an interest rate of LIBOR (or in the case of euro-denominated borrowings, EURIBOR) plus margins ranging from 0.40% to 0.85%. BAT has announced that, to the extent the Acquisition Facility is drawn to finance the cash portion of the Merger Consideration, it intends to refinance the loans under that facility through issuances of new bonds in due course. The interest rate obtained on any such new bonds is currently unknown. These differences are expected to result in an initial decrease in interest expense as compared to the amounts contemplated by the Combined Group Implied Projections (from Completion until the Acquisition Facility is refinanced) and an increase in Net Income and EPS. Should the interest rate on the new bonds differ from those on the Acquisition Facility, the Combined Group’s net interest expense will continue to differ from that in the Combined Group Implied Projections.

2.4	Timing of Completion

The Combined Group Implied Projections assumed Completion on 30 June 2017, whereas the expected Completion date is 25 July 2017. As a result, the Combined Group Implied Projections for 2017 consolidate the results of BAT and RAI one month earlier than will be the case in the first set of consolidated audited financial statements for the Combined Group. Correcting for this timing assumption would result in a material reduction in Gross Profit, EBITDA, Operating Income / EBIT, Unlevered Net Income / EBIAT, Net Income and EPS in 2017 compared to the amounts assumed in the Combined Group Implied Projections. The anticipated delay in Completion compared to the assumption used in the Combined Group Projections is expected to change the actual results and renders the Combined Group Projections no longer valid for the purpose of deciding how to vote in respect of the Resolutions.

2.5	Purchase price adjustments

The Combined Group Projections do not reflect the impact of purchase price adjustments which will be made once the Proposed Acquisition is effected as part of the acquisition accounting, which would be expected to have a material ongoing impact on the Combined Group’s net income for 2017 to 2021. These include adjustments to:

•	Identifiable intangible assets (primarily brand names and trademarks): The preliminary allocation of purchase consideration to estimated fair value of acquired assets and liabilities (as set out in Part IV (Unaudited Pro Forma Financial Information of the Combined Group), results in additional amortisation of approximately £58 million per year in relation to identifiable intangible assets;

•	Inventory: The preliminary allocation of purchase consideration to estimated fair value of acquired assets and liabilities (as set out in Part IV (Unaudited Pro Forma Financial Information of the Combined Group), results in a fair value adjustment to inventory of £476 million based on RAI’s inventory as of 31 December 2016. As RAI sells the acquired inventory, its cost of sales will reflect the increased inventory valuation, which will temporarily reduce gross margins until such inventory is sold;

•	Debt: The preliminary allocation of purchase consideration to estimated fair value of debt (as set out in Part IV (Unaudited Pro Forma Financial Information of the Combined Group), results in a net increase in the value of RAI’s debt of £954 million. As a result of the step-up in fair value of existing RAI debt, the annual interest expense will be lower than assumed in the RAI Group Standalone Projections, with an associated increase in income tax expense. Interest expense is further adjusted to reflect the elimination of amortisation related to RAI’s previously deferred debt issuance costs and the associated tax impact.

Historically, BAT has adjusted for the amortisation and impairment of trademarks and similar intangibles in the calculation of its adjusted profit measures. Given the significance of the Proposed Acquisition and the associated impact of purchase price adjustments, the definition of the Combined Group’s adjusted measures will be considered in due course. As a result, the impact of the items set out above may have an impact on the profit measures in the Combined Group Implied Projections.

2.6	Exchange rates

The Combined Group Implied Projections do not reflect changes in exchange rates. The Combined Group Implied Projections assumed constant exchange rates of US$1.2186/£ for all projected years for the purposes of translating the RAI Group Standalone Projections from US Dollars to GBP. As at the Latest Practicable Date, the closing rate was US$1.2662/£.

2.7	Reasons set out in Sections A and B above

The reasons discussed in detail in Sections A and B above in relation to the BAT Group Standalone Projections and the RAI Group Standalone Projections also apply to the Combined Group Implied

Projections. In particular, the future performance of the Combined Group will differ from the Combined Group Implied Projections in the following areas:

(A)	Synergies

As stated in paragraph 4 of Part I (Letter from the Chairman) of this Circular, the Directors expect the Combined Group to achieve at least $400 million in annualised cost synergies by the end of the third full year following Completion. These synergies are expected to be primarily achieved by leveraging the scale of the Combined Group, integrating corporate functions and eliminating redundant spending using BAT’s target operating model principles and policies and delivering other efficiencies in manufacturing and supply chain.

The Combined Group Implied Projections reflected high level assumptions, made when the initial synergies were initially assessed in December 2016, around the timing of the impact of cost synergies on the Combined Group. These assumptions were different to those reflected in paragraph 4 of Part I (Letter from the Chairman) of this Circular. The Directors now believe that these cost synergies will be realised earlier than originally assumed, and are expected to have an impact on the business and financial results of the Combined Group from 2018 onwards, assuming Completion takes place in line with the expected timetable set out on page 1 of this Circular.

The cost synergies referred to above are expected to arise in relation to both (1) direct costs relating to production and distribution; and (2) operation costs and expenses, thereby impacting the validity of the metrics included within the Combined Group Implied Projections for the purpose of deciding how to vote in respect of the Resolution. In the absence of other factors, the difference in the timing and drivers of cost synergies will impact the level of Gross Profit, EBITDA, Operating Income / EBIT, Unlevered Net Income / EBIAT, Net Income and EPS in each of 2018, 2019 and 2020 compared to those reflected in the Combined Group Implied Projections.

(B)	Tax

It is expected that, following Completion, applicable tax laws will require the Combined Group’s tax rate to be assessed and reported, in a number of jurisdictions, on a consolidated basis. The Combined Group’s tax rate is also expected to be impacted by integration activities which will increase the tax efficiency of the Combined Group. While RAI made certain high level assumptions with respect to the Combined Group tax rate in preparing the Combined Group Implied Projections, the Combined Group tax rate may differ significantly from these assumptions. The guidance as Net Income and EPS contained within the Combined Group Implied Projections are therefore no longer valid for the purpose of deciding how to vote in respect of the Resolution.

3.	In the view of BAT, reassessment of the Combined Group Implied Projections is not necessary

The Directors believe that BAT Shareholders should only consider reliable information when making their assessment of the Proposed Acquisition and when considering how to vote at the General Meeting. The Directors do not consider the Combined Group Implied Projections to constitute reliable information for those purposes, as they do not accurately reflect future performance of the Combined Group post-Completion.

The Directors consider that any profit forecast for the Combined Group would not be prepared to a sufficiently high standard in order to inform BAT Shareholders when deciding how to vote at the General Meeting. This is because BAT has yet to finalise the detailed operating model of the Combined Group, and the detailed plans for integration of RAI, post-Completion (notwithstanding certain preparatory work which has already been undertaken, particularly in relation to synergies). Additionally, even if the Combined Group Implied Projections were reassessed, they would continue to be no longer valid for the purpose of deciding how to vote in respect of the Resolution as it would not be possible to accurately predict future performance of the Combined Group taking into account RAI’s expected integration into the BAT Group. Consequently, any reassessed forecast would not represent reliable information upon which BAT Shareholders could rely in their decision as to how to vote at the General Meeting. The Directors consider the information included within, or incorporated by reference into, this Circular (such as namely historical information in respect of RAI’s current operations, its current trading and its historical financial performance) to represent all of the material information necessary for BAT Shareholders to decide how to vote at the General Meeting.

APPENDIX 2

LORILLARD’S FINANCIAL STATEMENTS

Historical financial information of the Lorillard Group for the period from 1 January 2015 to 11 June 2015

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In millions, except share and per share data)	June 11, 2015
ASSETS:
Cash and cash equivalents	$1,065
Short-term investments	347
Accounts receivable	10
Other receivables	35
Inventories	378
Deferred income taxes	337
Other current assets	164

Total current assets	2,336
Plant and equipment, net	289
Goodwill	100
Intangible assets, net	58
Long-term investments	132
Deferred income taxes	121
Other assets	90

Total assets	$3,126

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
Accounts payable	$22
Accrued liabilities	357
Settlement costs	738
Income taxes	20

Total current liabilities	1,137
Long-term debt	3,557
Postretirement, pension, medical and life insurance benefits	426
Other liabilities	80

Total liabilities	5,200

Commitments and contingent liabilities
Shareholders’ Deficit:
Preferred stock, $0.01 par value, authorized 10 million shares	—
Common stock:
Authorized – 600 million shares; par value - $0.01 per share
Issued – 383 million shares (outstanding 360 million)	4
Additional paid-in capital	300
Accumulated deficit	(1,083)
Accumulated other comprehensive loss	(225)
Treasury stock, at cost 23 million shares	(1,070)

Total shareholders’ deficit	(2,074)

Total liabilities and shareholders’ deficit	$3,126

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In millions)	From January 1 to June 11, 2015
Net sales (including excise taxes of $888)	$3,243
Cost of sales (including excise taxes of $888)	1,967

Gross profit	1,276
Selling, general and administrative expenses	320

Operating income	956
Other income (expense):
Investment income	2
Interest expense	(82)

Income before income tax expense	876
Income tax expense	342

Net income	$534

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In millions)	From January 1 to June 11, 2015
Net income	$534
Other comprehensive income, net of tax:
Defined benefit retirement plans gain, net of tax expense of $27	39
Foreign currency translation loss, net of tax expense of $0	(1)

Other comprehensive income	38
Comprehensive income	$572

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIT

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholder’s Deficit
(In millions, except per share data)

Balance, January 1, 2015	$4	$287	$(1,140)	$(263)	$(1,070)	$(2,182)
Net income	—	—	534	—	—	534
Other comprehensive income net of tax expense of $27	—	—	—	38	—	38
Dividends paid ($1.32 per share)	—	—	(477)	—	—	(477)
Share-based compensation	—	9	—	—	—	9
Excess tax benefit on share-based compensation	—	4	—	—	—	4

Balance, June 11, 2015	$4	$300	$(1,083)	$(225)	$(1,070)	$(2,074)

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	From January 1 to June 11, 2015
Cash flows from operating activities:
Net income	$534
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	29
Pension, health and life insurance contributions	(5)
Pension, health and life insurance benefits expense	19
Deferred income tax provision	176
Share-based compensation	9
Excess tax benefits from share-based arrangements	(4)
Changes in operating assets and liabilities:
Accounts and other receivables	3
Inventories	26
Accounts payable and accrued liabilities	(2)
Settlement costs	(449)
Income taxes	(33)
Other current assets	(82)
Other assets	3

Net cash provided by operating activities	224

Cash flows from investing activities:
Purchases of investments	(167)
Additions to plant and equipment	(6)
Sales of investments	38
Maturities of investments	141

Net cash provided by investing activities	6

Cash flows from financing activities:
Dividends paid	(477)
Excess tax benefits from share-based arrangements	4

Net cash used in financing activities	(473)

Change in cash and cash equivalents	(243)
Cash and cash equivalents, beginning of period	1,308

Cash and cash equivalents, end of period	$1,065

Cash paid for income taxes	$193
Cash paid for interest	$69

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Significant Accounting Policies

Basis of presentation—Through June 11, 2015, Lorillard, Inc., through certain of its subsidiaries, was engaged in the manufacture and sale of cigarettes and electronic cigarettes. Lorillard Tobacco Company’s principal cigarette products are marketed under the brand names of Newport, Kent, True, Maverick and Old Gold with substantially all of its sales in the United States. On April 24, 2012 Lorillard acquired blu eCigs, an electronic cigarette brand in the U.S. On October 1, 2013, Lorillard acquired the assets and operations of SKYCIG, now trading as blu (U.K.), a United Kingdom-based electronic cigarette business. Newport, Kent, True, Maverick, Old Gold, blu eCigs and SKYCIG are the registered trademarks of Lorillard, Inc. and its subsidiaries.

The consolidated financial statements of Lorillard, Inc. (the “Company”), together with its subsidiaries (“Lorillard” or “we” or “us” or “our”), include the accounts of the Company and its subsidiaries after the elimination of intercompany accounts and transactions.

The Company has two reportable segments – Cigarettes and Electronic Cigarettes. The Cigarettes segment consists principally of the operations of Lorillard Tobacco Company (“Lorillard Tobacco” or “Issuer”) and related entities. The Electronic Cigarettes segment consists of the operations of LOEC, Inc. (d/b/a blu eCigs), (“LOEC” or “blu eCigs”), Cygnet U.K. Trading Limited (t/a SKYCIG or blu (U.K.)) (“Cygnet”, “SKYCIG” or “blu (U.K.)”) and related entities.

The consolidated financial statements presented are as of and for the period from January 1, 2015 to June 11, 2015. As discussed more fully in Note 21, on June 12, 2015, Lorillard was acquired by Reynolds American Inc. (“RAI”) in a cash and stock transaction. Shortly thereafter on the same date, Lorillard Tobacco was merged with and into R.J. Reynolds Tobacco Company (“RJR Tobacco”), a wholly-owned subsidiary of RAI. The accompanying consolidated financial statements do not reflect any effects of the acquisition or merger. As Lorillard was acquired and merged into RAI, no basic and diluted earnings per share amounts have been provided as such amounts were not relevant to investors or other stakeholders upon completion of the transaction.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and related notes. Significant estimates in the consolidated financial statements and related notes include: (1) accruals for tobacco settlement costs, litigation, sales incentive programs, income taxes and share-based compensation, (2) the determination of discount, mortality, healthcare cost trend rate and other rate assumptions for defined benefit pension and other postretirement benefit expenses, (3) the valuation of pension assets and (4) the valuation of goodwill and intangible assets. Actual results could differ from those estimates.

Cash equivalents—Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of 90 days or less. Interest and dividend income are included in investment income.

Short-term and Long-term Investments—Short-term and long-term investments consist of investment grade debt securities, all of which are classified as available for sale. Available for sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a component of accumulated other comprehensive income. Available for sale securities with remaining maturities of less than one year and those identified by management at the time of purchase to be used to fund operations within one year are classified as short-term. All other available for sale securities are classified as long-term. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Several factors are reviewed to determine whether a loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near term prospects of the issuer, and the intent to sell or requirement to sell before the anticipated recovery of the securities, which may be at maturity. Realized gains and losses are accounted for using the specific identification method, and are recorded as a component of investment income in the accompanying consolidated statement of income. Purchases and sales are recorded on a trade date basis.

Inventories—Inventories (including leaf tobacco, manufactured stock and materials and supplies) are valued at the lower of cost, determined on a last-in, first-out (“LIFO”) basis, or market. A significant portion of leaf tobacco on hand will not be sold or used within one year, due to the duration of the aging process. All inventory of leaf tobacco, including the portion that has an operating cycle that exceeds

12 months, is classified as a current asset as a generally recognized trade practice. Electronic cigarette inventories are valued at the lower of cost, determined on a first-in, first-out (“FIFO”) basis, or market and are included in manufactured stock.

Depreciation—Buildings, machinery and equipment are depreciated for financial reporting purposes on the straight-line method over estimated useful lives of those assets of 40 years for buildings and 3 to 12 years for machinery and equipment.

Derivative agreements—In September 2009, Lorillard Tobacco entered into interest rate swap agreements, which the Company guaranteed, with a total notional amount of $750 million. The interest rate swap agreements qualify for hedge accounting and were designated as fair value hedges. Under the swap agreements, Lorillard Tobacco receives a fixed rate settlement and pays a variable rate settlement with the difference recorded in interest expense. Changes in the fair value of the swap agreements are recorded in other assets or other liabilities with an offsetting adjustment to the carrying amount of the hedged debt. See Notes 11 and 12.

Business Combinations—Lorillard utilizes the acquisition method in accounting for business combinations whereby the amount of purchase price that exceeds the fair value of the acquired assets and assumed liabilities is allocated to goodwill. Lorillard recognizes intangible assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. Valuation of intangible assets acquired requires that we use significant judgment in determining fair value, whether such intangibles are amortizable and, if the asset is amortizable, the period and the method by which the intangible asset will be amortized. On April 24, 2012, the Company acquired blu eCigs and other assets used in the manufacture, distribution, development, research, marketing, advertising, and sale of electronic cigarettes. On October 1, 2013, the Company acquired certain of the assets and operations of SKYCIG, a United Kingdom based electronic cigarette business. Changes in the initial assumptions could lead to changes in amortization or impairment charges recorded in our Consolidated Financial Statements. See Note 5 to for additional disclosure about the acquisitions and the purchase price allocations.

Goodwill and Intangible Assets—Goodwill is tested for impairment annually, in the fourth quarter, and more frequently if events and circumstances indicate that the asset might be impaired. Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step of the goodwill impairment test compares the book value of a reporting unit, including goodwill, with its fair value. If the book value of a reporting unit exceeds its fair value, we perform the second step of the impairment test. In the second step, we estimate an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The difference between the total fair value of the reporting unit and the fair value of all of the assets and liabilities other than goodwill is the implied fair value of that goodwill. The amount of impairment loss is equal to the excess of the book value of the goodwill over the implied fair value of that goodwill.

The fair value of our indefinite lived trademark and trade name is estimated utilizing the relief-from-royalty-method, and compared to the carrying value. The main assumptions utilized in the relief-from-royalty-method are projected revenues from our long range plan, assumed royalty rates that could be payable if we did not own the trademark and a discount rate. We recognize an impairment loss when the estimated fair value of the indefinite lived intangible asset is less than its carrying value.

Accumulated other comprehensive loss—The components of accumulated other comprehensive loss (“AOCL”) are unamortized actuarial gains and losses and prior service costs related to Lorillard’s defined benefit pension and postretirement plans, unrealized holding gains and losses on investments and foreign currency translation adjustments. The unamortized actuarial gains and losses and prior service costs are recognized in net periodic benefit costs over the estimated service lives of covered employees.

Foreign Currency Translation—Foreign currency denominated assets and liabilities of a foreign subsidiary are translated into United States dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income (loss) within shareholders’ deficit. The results of operations of foreign subsidiaries are translated at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions are included in net earnings.

Revenue recognition—Revenue from product sales, net of sales incentives, is recognized at the time ownership of the goods transfers to customers and collectability is reasonably assured. Federal excise taxes are recognized on a gross basis, and are reflected in both net sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates. Sales to one customer represented approximately 30% of Lorillard’s revenues for the period ended June 11, 2015. Lorillard’s largest selling brand, Newport, accounted for approximately 88% of consolidated net sales for the period ended June 11, 2015.

Cost of sales—Cost of sales includes federal excise taxes, leaf tobacco cost, wrapping and casing material, manufacturing labor and production salaries, wages and overhead, research and development costs, distribution, other manufacturing costs, State Settlement Agreement expenses, the federal assessment for tobacco growers, Food and Drug Administration fees, promotional product expenses and electronic cigarette raw materials and manufacturing costs. Promotional product expenses include the cost, including excise taxes, of the free portion of “buy some get some free” promotions. Lorillard Tobacco purchased approximately 77% of its leaf tobacco from three suppliers for the period ended June 11, 2015.

Advertising and marketing costs—Advertising costs are recorded as expense in the period incurred. Marketing and advertising costs that include such items as direct mail, advertising, agency fees and point of sale materials are included in selling, general and administrative expenses. Advertising expense was $39 million for the period ended June 11, 2015.

Research and development costs—Research and development costs are recorded as expense as incurred, are included in cost of sales and amounted to $9 million for the period ended June 11, 2015.

Tobacco settlement costs—Lorillard recorded charges of $669 million for the period ended June 11, 2015 to accrue its obligations under the State Settlement Agreements (see Note 19). Lorillard’s portion of ongoing adjusted settlement payments and legal fees is based on its share of total domestic cigarette shipments in that period. Accordingly, Lorillard records its portion of ongoing adjusted settlement payments as part of cost of sales as the related sales occur. Payments are made annually and are generally due in April of the year following the accrual of costs. The settlement cost liability on the consolidated balance sheet represents the unpaid portion of the Company’s obligations under the State Settlement Agreements.

Share-Based compensation costs — Under the 2008 Incentive Compensation Plan, the fair market value of the restricted shares and restricted stock units and the exercise price of stock options is based on the closing price at the date of the grant. Share-based compensation expense is recognized in selling, general and administrative expenses net of an estimated forfeiture rate and for shares expected to vest, using a straight-line basis over the requisite service period of the award.

Legal costs and loss contingencies—Legal costs are expensed as incurred and amounted to $58 million for the period ended June 11, 2015. Lorillard establishes accruals when a loss contingency is both probable and can be reasonably estimated as a charge to selling, general and administrative expense. There are a number of factors impacting management’s ability to estimate the possible loss or a range of loss, including the specific facts of each matter; the legal theories proffered by plaintiffs and legal defenses available to Lorillard Tobacco and Lorillard, Inc.; the wide-ranging outcomes reached in similar cases; differing procedural and substantive laws in the various jurisdictions in which lawsuits have been filed, including whether punitive damages may be pursued or are permissible; the degree of specificity in a plaintiff’s complaint; the history of the case and whether discovery has been completed; plaintiffs’ history of use of Lorillard Tobacco’s cigarettes relative to those of the other defendants; the attribution of damages, if any, among multiple defendants; the application of contributory and/or comparative negligence to the allocation of damage awards among plaintiffs and defendants; the likelihood of settlements for de minimis amounts prior to trial; the likelihood of success at trial; the likelihood of success on appeal; and the impact of current and pending state and federal appellate decisions. It has been management’s experience and is its continued expectation that the above complexities and uncertainties will not be clarified until the late stages of litigation. For those reasonably possible loss contingencies for which an estimate of the possible loss or range of loss cannot be made, Lorillard discloses the nature of the litigation and any developments as appropriate. See Note 19 for a description of loss contingencies.

Income taxes—Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Judgment is required in determining income tax provisions and in evaluating tax positions. For uncertain tax positions to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Where applicable, interest related to uncertain tax positions is recognized in interest expense. Penalties, if incurred, are recognized as a component of income tax expense. Accrued interest and penalties are recorded as a component of other liabilities in the accompanying consolidated balance sheet.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, which replaces most existing GAAP revenue recognition guidance. The effective date for adoption of this guidance was subsequently deferred to interim and annual reporting periods beginning after December 15, 2017. In 2016, the FASB issued supplemental implementation guidance related to ASU 2014-09, including (i) ASU 2016-08, which is intended to provide further clarification on the application of the principal versus agent implementation; (ii) ASU 2016-10, which is intended to clarify the guidance for identifying promised goods or services in a contract with a customer; (iii) ASU 2016-11; (iv) ASU 2016-12, which amends certain aspects of ASU 2014-09 to address certain implementation issues; and (v) ASU 2016-20, which includes thirteen technical corrections and improvements affecting narrow aspects of the guidance issued in ASU 2014-09.

The new guidance may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (modified retrospective method). The adoption of the amended guidance is not expected to have a material impact on Lorillard’s results of operations, cash flows or financial position.

In April 2015, the FASB issued amended guidance to simplify the presentation of debt issuance costs. The current guidance requires debt issuance costs to be reported on the balance sheet as an asset and amortized as interest expense. The amended guidance requires debt issuance costs be presented as a direct reduction of the debt liability it is associated with similar to the way debt discounts are presented. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The standard requires retrospective application for all prior periods presented. Early adoption is permitted. The adoption of the amended guidance is not expected to have a material impact on Lorillard’s results of operations, cash flows or financial position.

In April 2015, the FASB issued amendments in ASU 2015-04 that permit an entity with a fiscal year-end that does not coincide with a month-end a practical expedient that permits the entity to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end and apply that practical expedient consistently from year to year. The practical expedient should be applied consistently to all plans if an entity has more than one plan. The amendments are effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier adoption is permitted. The amendments should be applied prospectively. Lorillard adopted this guidance as of June 11, 2015. In adopting this guidance, Lorillard utilized a May 31, 2015 month-end measurement date as it is the month-end closest to Lorillard’s period-end.

In May 2015, the FASB issued ASU 2015-07, eliminating the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB’s fair value measurement guidance. The amended guidance, which requires retrospective application, is effective for financial statements issued for the fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of the amended guidance is not expected to have a material impact on Lorillard’s results of operations, cash flows or financial position.

In November 2015, the FASB issued ASU No. 2015-17, which requires companies to present deferred income tax assets and deferred income tax liabilities as noncurrent in a classified balance sheet. ASU 2015-17 is effective for fiscal years beginning after December 15, 2017. Early application is permitted. The accompanying consolidated financial statements do not reflect early adoption of this standard.

In February 2016, the FASB issued ASU 2016-02, requiring lessees to recognize lease assets and lease liabilities in the balance sheet and disclose key information about leasing arrangements, such as information about variable lease payments and options to renew and terminate leases. The amended guidance will require both operating and finance leases to be recognized in the balance sheet. Additionally, the amended guidance aligns lessor accounting to comparable guidance in Accounting Standard Codification Topic 606, Revenue from Contracts with Customers. The amended guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Lorillard believes this guidance will not have a material impact on its results of operations, cash flows and financial position.

2.	Inventories

Cigarette inventories (including leaf tobacco, manufactured stock and materials and supplies) are valued at the lower of cost, determined on a LIFO basis, or market. Electronic cigarette inventories of $41 million included in manufactured stock as of June 11, 2015 are valued at the lower of cost, determined on a FIFO basis, or market. Inventories consisted of the following:

June 11, 2015
(In millions)
Leaf tobacco	$268
Manufactured stock	98
Materials and supplies	12

Total	$378

If the average cost method of accounting was used, inventories would be greater by approximately $323 million at June 11, 2015.

3.	Other Current Assets

Other current assets were as follows:

June 11, 2015
(In millions)
Prepaid income taxes	$57
Prepaid merger expenses (see Note 21)	79
Appeal bonds	19
Prepaid insurance	3
Other current assets	6

Total	$164

4.	Plant and Equipment, Net

Plant and equipment is stated at historical cost and consisted of the following:

June 11, 2015
(In millions)
Land	$3
Buildings	108
Equipment	705

Total	816
Accumulated depreciation	(527)

Plant and equipment, net	$289

Depreciation expense was $25 million for period ended June 11, 2015.

5.	Goodwill and Intangible Assets

On April 24, 2012, Lorillard completed the acquisition of blu eCigs. The purchase price allocation includes $64 million of goodwill and $58 million of intangible assets, $57 million of which is an indefinite lived intangible asset consisting of the blu eCigs trademark and trade name.

Lorillard evaluated its goodwill and indefinite lived intangible assets recorded as a part of the blu eCigs reporting unit for impairment as of November 1, 2014. Based on the results of the impairment analysis, no impairment of the blu eCigs goodwill or the blu eCigs trademark or trade name was determined to exist.

There were no changes in blu eCigs goodwill or the blu eCigs trademark and trade name during the period ended June 11, 2015.

On October 1, 2013, Lorillard completed the acquisition of SKYCIG, now trading as blu (U.K.). The purchase price allocation includes $36 million of goodwill and $35 million of intangible assets,

$33 million of which is the fair value ascribed to the SKYCIG trademark and trade name. The fair value ascribed to the SKYCIG trademark and trade name in connection with the acquisition is being amortized over an estimated life of 18 months, beginning October 1, 2013, after which amortization charges related to the trademark and trade name will cease.

Lorillard evaluated its goodwill recorded as part of the blu (U.K.) reporting unit for impairment as of September 1, 2014. Based on the results of the impairment analysis, no impairment of the blu (U.K.) goodwill was determined to exist.

All goodwill and intangible assets have been recorded as a part of our blu eCigs and blu (U.K.) reporting units, both of which are components of Lorillard’s Electronic Cigarettes reporting segment.

There were no changes in blu (U.K.) goodwill during the period ended June 11, 2015, other than the impact of foreign currency translation.

Intangible Assets

	Weighted Average Amortization Period	Cost	Foreign Currency Translation	Accumulated Amortization	Net Carrying Amount
(Dollars in millions)
Amortizable intangible assets:
blu eCigs Non-compete Agreement and Technology	5 years	$1	$—	$1	$—
SKYCIG Non-compete Agreement and Customer List	5 years	2	—	$2	—
SKYCIG trademark and trade name	18 months	33	(3)	29	1

Amortizable intangible assets, net					1
Indefinite-lived intangible assets:
blu eCigs trademark and trade name					57

Intangible assets, net					$58

Intangible assets are amortized using the straight-line method. The aggregate amortization expense for the period ended June 11, 2015 was $4 million.

6.	Other Assets

Other assets were as follows:

June 11, 2015
(In millions)
Debt issuance costs, net	$20
Interest rate swap	57
Prepaid pension	11
Other prepaid assets	2

Total	$90

7.	Accrued Liabilities

Accrued liabilities were as follows:

June 11, 2015
(In millions)
Legal fees	$15
Salaries and other compensation	21
Medical and other employee benefit plans	23
Consumer rebates	87
Sales promotion	19
Accrued vendor charges	3
Excise and other taxes	80
Accrued interest	55
Litigation related accruals	23
Other accrued liabilities	31

Total	$357

8.	Commitments

Lorillard leases certain real estate and transportation equipment under various operating leases. Listed below are future minimum rental payments required under those operating leases with non-cancelable terms in excess of one year.

June 11, 2015
(In millions)
2016	$2.1
2017	1.4
2018	0.7
2019	0.1

Net minimum lease payments	$4.3

Rental expense for all operating leases was $3 million for period from January 1 to June 11, 2015.

At June 11, 2015, Lorillard Tobacco had contractual obligations to purchase leaf tobacco of approximately $62 million and other contractual purchase obligations of approximately $58 million. These other purchase obligations related primarily to agreements to purchase machinery.

9.	Fair Value

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

•	Level 1 — Quoted prices for identical instruments in active markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable directly or indirectly.

•	Level 3 — Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Lorillard is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. Lorillard performs due diligence to understand the inputs used or how the data was calculated or derived, and corroborates the reasonableness of external inputs in the valuation process.

Assets and liabilities measured at fair value on a recurring basis at June 11, 2015 were as follows:

(In millions)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Prime money market funds	$1,019	$—	$—	$1,019

Short-term investments:
Corporate debt securities	$—	$210	$—	$210
U.S. Government agency obligations	—	71	—	71
Commercial paper	—	27	—	27
International government obligations	—	39	—	39

Total short-term investments	$—	$347	$—	$347

Long-term investments:
Corporate debt securities	—	99	—	99
U.S. Government agency obligations	—	33	—	33

Total long-term investments	$—	$132	$—	$132

Derivative Asset:
Interest rate swaps — fixed to floating rate	$—	$57	$—	$57

Other liabilities:
blu (U.K.) earn out liability	$—	$—	$17	$17

The fair value of the prime money market funds, classified as Level 1, utilized quoted prices in active markets.

The fair value of the interest rate swaps, classified as Level 2, utilized a market approach model using the notional amount of the interest rate swap and observable inputs of time to maturity and market interest rates. See Note 12, “Derivative Instruments,” for additional information on the interest rate swaps.

Short-term and long-term investments include corporate debt securities, U.S. Government agency obligations, commercial paper and international government obligations. The fair value of corporate debt securities, U.S. Government agency obligations, commercial paper and international government obligations, classified as Level 2, utilized quoted prices for identical assets in less active markets or quoted prices for similar assets in active markets.

There were no transfers between levels within the fair value hierarchy. There were no Level 3 purchases, sales, issuances or settlements of these assets and liabilities for the period ended June 11, 2015.

For the period ended June 11, 2015, proceeds from sales of available for sale securities were $38 million and proceeds from maturities of available for sale securities were $141 million. Realized gains and losses on sales, maturities and calls of available for sale securities were not material. The difference between the amortized cost basis and the fair value of major security types was not material as of June 11, 2015. There was no other than temporary impairment recognized in AOCL for the period ended June 11, 2015 and total gains for securities with net gains in accumulated other comprehensive loss and total losses for securities with net losses in AOCL were not material as of June 11, 2015.

The fair value of the blu (U.K.) earn out liability (the “Earn Out”), classified as Level 3 was determined utilizing a discounted cash flows approach using various probability-weighted blu (U.K.) 2015 financial performance scenarios, upon which the ultimate earn out liability to be paid in 2016 will be based. Significant unobservable inputs used in calculating the fair value of the Earn Out include various blu (U.K.) financial performance scenarios, the probability of achieving those scenarios, and the discount rate. Based upon this calculation, the fair value of the Earn Out was determined to be £15 million, approximately $25 million, as of the date of the acquisition (October 1, 2013). The amount of the Earn Out that will be ultimately paid in 2016 could range from £0 to £30 million (approximately $0 to $47 million at June 11, 2015 exchange rates). We reviewed the fair value of the Earn Out as of June 11, 2015. Based on the results of our analysis, we reduced the Earn Out to approximately £11 million (approximately $17 million at June 11, 2015 exchange rates). Changes in the fair value of the Earn Out are recorded as a component of selling, general and administrative expenses of the Electronic Cigarettes segment.

10.	Credit Agreement

On July 10, 2012, Lorillard Tobacco entered into a $200 million revolving credit facility that was scheduled to expire on July 10, 2017 (the “Revolver”) and was guaranteed by Lorillard. The Revolver required that the Company maintain a ratio of debt to net income plus income taxes, interest expense, depreciation and amortization expense, any extraordinary losses, any non-cash expenses or losses and any losses on sales of assets outside of the ordinary course of business (“Adjusted EBITDA”) of not more than 2.25 to 1 and a ratio of Adjusted EBITDA to interest expense of not less than 3.0 to 1. In addition, the Revolver contained other affirmative and negative covenants customary for facilities of this type. The Revolver contained customary events of default, including upon a change in control (as defined therein), that could result in the acceleration of all amounts and cancellation of all commitments outstanding under the Revolver.

As of June 11, 2015, there were no borrowings outstanding under the Revolver and Lorillard was in compliance with all financial covenants. See Note 21 for additional information regarding the credit facility.

11.	Long-Term Debt

Long-term debt, net of interest rate swaps, consisted of the following outstanding notes (collectively, the “Notes”):

June 11, 2015
(In millions)
2016 Notes - 3.500% Notes due 2016	$500
2017 Notes - 2.300% Notes due 2017	500
2019 Notes - 8.125% Notes due 2019	807
2020 Notes - 6.875% Notes due 2020	750
2023 Notes - 3.750% Notes due 2023	500
2040 Notes - 8.125% Notes due 2040	250
2041 Notes – 7.000% Notes due 2041	250

Total long-term debt	$3,557

In August 2012, Lorillard Tobacco issued $500 million aggregate principal amount of 2.300% unsecured senior notes due August 21, 2017 (the “2017 Notes”) pursuant to the Indenture and the Fourth Supplemental Indenture, dated August 21, 2012. The net proceeds from the issuance were used for the repurchase of the Company’s common stock.

In May 2013, Lorillard Tobacco issued $500 million aggregate principal amount of 3.750% unsecured senior notes due May 20, 2023 (the “2023 Notes”) pursuant to the Indenture and the Fifth Supplemental Indenture, dated May 20, 2013. The net proceeds from the issuance were used for the repurchase of the Company’s common stock.

Lorillard Tobacco is the principal, 100% owned operating subsidiary of the Company, and the $750 million aggregate principal amount of 8.125% senior notes issued in June 2009 and due 2019 (the “2019 Notes”); the $750 million aggregate principal amount of 6.875% senior notes due 2020 (the “2020 Notes”) and $250 million aggregate principal amount of 8.125% senior notes due 2040 (the “2040 Notes”), each issued in April 2010; the 2017 Notes; the 2023 Notes; and the $500 million aggregate principal amount of 3.500% Notes due 2016 (the “2016 Notes”), and $250 million aggregate principal amount of 7.000% Notes due 2041 (the “2041 Notes”), each issued in August 2011 (together, the “Notes”) are unconditionally guaranteed on a senior unsecured basis by the Company.

The interest rate payable on the 2019 Notes is subject to incremental increases from 0.25% to 2.00% in the event either Moody’s Investors Services, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) or both Moody’s and S&P downgrade the 2019 Notes below investment grade (Baa3 and BBB- for Moody’s and S&P, respectively). As of June 11, 2015, Lorillard Tobacco’s debt ratings were Baa2 and BBB- with Moody’s and S&P, respectively, both of which are investment grade.

Upon the occurrence of a change of control triggering event, Lorillard Tobacco would be required to make an offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued interest. A “change of control triggering event” occurs when there is both a “change of control” (as defined in the Supplemental Indentures) and the Notes cease to be rated investment grade by both Moody’s and S&P within 60 days of the occurrence of a change of control or public announcement of the intention to effect a change of control. The Notes are not entitled to any sinking fund and are not redeemable prior to maturity. The Notes contain covenants that restrict liens and sale and leaseback transactions, subject to a limited exception. At June 11, 2015, the carrying value of the Notes was $3.557 billion and the estimated fair value was $3.894 billion. The fair value of the Notes is based on quoted prices in active markets. See Note 11 for additional information regarding the Notes.

12.	Derivative Instruments

In September 2009, Lorillard Tobacco entered into interest rate swap agreements, which the Company guaranteed, with a total notional amount of $750 million to modify its exposure to interest rate risk by effectively converting the interest rate payable on the 2019 Notes from a fixed rate to a floating rate. Under the agreements, Lorillard Tobacco received interest based on a fixed rate of 8.125% and paid interest based on a floating one-month LIBOR rate plus a spread of 4.625%. The variable rate was 4.806% as of June 11, 2015. The agreements expire in June 2019. The interest rate swap agreements qualify for hedge accounting and were designated as fair value hedges. Under the swap agreements, Lorillard Tobacco received a fixed rate settlement and paid a variable rate settlement with the difference recorded in interest expense. That difference reduced interest expense by $11 million in the period ended June 11, 2015.

For derivatives designated as fair value hedges, which relate entirely to hedges of long-term debt, changes in the fair value of the derivatives are recorded in other assets or other liabilities with an offsetting adjustment to the carrying amount of the hedged debt. At June 11, 2015, the adjusted carrying amount of the hedged debt was $807 million and the fair value of the derivatives recorded in other assets was $57 million.

If Lorillard Tobacco’s debt rating was downgraded below Ba2 by Moody’s or BB by S&P, the swap agreements would terminate and Lorillard Tobacco would be required to settle them in cash before their expiration date. As of June 11, 2015, Lorillard Tobacco’s debt ratings were Baa2 and BBB- with Moody’s and S&P, respectively, both of which are above the ratings at which termination of Lorillard Tobacco’s derivative contracts would be required.

13.	Income Taxes

Prior to the separation from Loews in 2008 (the “Separation”), Lorillard was included in the Loews consolidated federal income tax return, and federal income tax liabilities were included on the balance sheet of Loews. Under the terms of the pre-Separation Tax Allocation Agreement between Lorillard and Loews, Lorillard made payments to, or was reimbursed by Loews for the tax effects resulting from its inclusion in Loews’ consolidated federal income tax return. As of December 31, 2014, there were no tax obligations between Lorillard and Loews for periods prior to the Separation. Following the Separation, Lorillard and its eligible subsidiaries filed a stand-alone consolidated federal income tax return.

The Separation Agreement with Loews (the “Separation Agreement”) requires Lorillard (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax-free transaction (except if the failure to qualify is solely due to Loews’ fault). This indemnification obligation applies regardless of whether Lorillard or a potential acquirer obtains a supplemental ruling or an opinion of counsel.

The Separation Agreement further provides for cooperation between Lorillard and Loews with respect to additional tax matters, including the exchange of information and the retention of records which may affect the income tax liability of the parties to the Separation Agreement.

The provision for income taxes consisted of the following:

From January 1 to June 11, 2015
(In millions)
Current
Federal	$150
State	16
Deferred
Federal	141
State	35

Total	$342

Pre-tax income (loss) for domestic and foreign operations is as follows:

Domestic	$900
Foreign	$(24)

Total	$876

For the period ended June 11, 2015, income tax expense was different than the amount computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes of $330 million.

A reconciliation between the statutory federal income tax rate and Lorillard’s effective income tax rate as a percentage of income is as follows:

From January 1 to June 11, 2015
Statutory rate	35.0%
Increase (decrease) in rate resulting from:
State taxes	3.8
Domestic manufacturer’s deduction	(1.7)
Other	1.9

Effective rate	39.0%

Deferred tax assets (liabilities) are as follows:

June 11, 2015
Deferred tax assets:	(In millions)
Employee benefits	$193
Settlement costs	282
State and local income taxes	29
Litigation and legal	5
Inventory	6
Accrued liabilities	14

Gross deferred tax assets	529
Deferred tax liabilities:
Depreciation	(61)
Intangibles	(8)
Prepaid expenses	(2)

Gross deferred tax liabilities	(71)

Net deferred tax assets	$458

Current deferred tax assets, net	$337
Non-current deferred tax assets, net	121

Net deferred tax assets	$458

In 2014, an $11 million valuation allowance was established to fully offset deferred tax assets related to tax basis in foreign intangible assets and a foreign net operating loss carryforward. Realization of these benefits is dependent upon generating sufficient taxable income in the applicable foreign jurisdiction. No valuation allowance was established on other deferred tax assets as of the period ended June 11, 2015, as Lorillard believes it is more likely than not that all such deferred tax assets will be realized through the expected generation of future taxable income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

June 11, 2015
(In millions)
Balance at January 1, 2015	$66
Additions based on tax positions related to the current period	3

Balance at June 11, 2015	$69

At June 11, 2015, there was $45 million of tax benefits that, if recognized, would affect the effective tax rate.

Lorillard recognized interest related to unrecognized tax benefits and tax refund claims in interest expense and recognized penalties (if any) in income tax expense. During the period ended June 11, 2015, Lorillard recognized expense of approximately $2 million in interest and penalties. Lorillard had accrued interest and penalties related to unrecognized tax benefits of $24 million at June 11, 2015.

Due to the potential for resolution of certain tax examinations and the expiration of various statutes of limitation, it is reasonably possible that Lorillard’s gross unrecognized tax benefits balance may decrease by approximately $31 million in the next twelve months.

14.	Retirement Plans

Lorillard has defined benefit pension, postretirement benefits, profit sharing and savings plans for eligible employees.

Pension and postretirement benefits—The Salaried Pension Plan provides benefits based on employees’ compensation and service. The Hourly Pension Plan provides benefits based on fixed amounts for each year of service. Lorillard also provides medical and life insurance benefits to eligible employees. Lorillard uses a December 31 measurement date for its plans.

Lorillard also provides certain senior level management employees with nonqualified, unfunded supplemental retirement plans. While these plans are unfunded, Lorillard has certain assets invested in an executive life insurance policy that are to be used to provide for certain of these benefits.

Weighted-average assumptions used to determine benefit obligations:

	Pension Benefits	Other Postretirement Benefits
	May 31, 2015	May 31, 2015
Discount rate	4.20%-4.40%	4.20%-4.30%
Rate of compensation increase	3.75%

Weighted-average assumptions used to determine net periodic benefit cost:

	Pension Benefits	Other Postretirement Benefits
	From January 1 to May 31, 2015	From January 1 to May 31, 2015
Discount rate	4.00%-4.10%	3.90%-4.00%
Expected long-term return on plan assets	8.00%
Rate of compensation increase	3.75%

The expected long-term rate of return for Plan assets is determined based on widely-accepted capital market principles, long-term return analysis for global fixed income and equity markets and the active total return oriented portfolio management style. The methodology used to derive asset class risk/return estimates varies due to the nature of asset classes, the availability of historical data, implications from currency, and other factors. In many cases, where historical data is available, data is drawn from indices such as Morgan Stanley Capital International (“MSCI”) or G7 country data. For alternative asset classes where historical data may be insufficient or incomplete, estimates are based on long-term capital market conditions and/or asset class relationships. The expected rate of return for the Plan is based on the target asset allocation and return assumptions for each asset class. The estimated Plan return represents a nominal compound return which captures the effect of estimated asset class and market volatility.

Assumed health care cost trend rates for other postretirement benefits:

Other Postretirement Benefits
From January 1 to May 31, 2015
Pre-65 health care cost trend rate assumed for next year	7.8%
Post-65 health care cost trend rate assumed for next year	5.2%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.5%
Year that the rate reaches the ultimate trend rate:
Pre-65	2023
Post-65	2023

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
	Increase	Decrease
	(In millions)
Effect on postretirement benefit obligations	$17	$14
Effect on total of service and interest cost for the period ended June 11, 2015	1	1

Net periodic pension and other postretirement benefit costs include the following components:

	Pension Benefits	Other Postretirement Benefits
	From January 1 to May 31, 2015	From January 1 to May 31, 2015
	(In millions)
Service cost	$14	$3
Interest cost	25	4
Expected return on plan assets	(40)	—
Amortization of unrecognized net loss	12	—
Amortization of unrecognized prior service cost	1	—

Net periodic benefit cost	$12	$7

The following provides a reconciliation of benefit obligations, plan assets and funded status of the pension and postretirement plans.

	Pension Benefits	Other Postretirement Benefits
	May 31, 2015	May 31, 2015
	(In millions)
Change in benefit obligation:
Benefit obligation at January 1, 2015	$1,409	$235
Service cost	14	3
Interest cost	25	4
Plan participants’ contributions	—	2
Actuarial gain	(42)	(15)
Benefits paid	(33)	(7)

Benefit obligation at May 31, 2015	1,373	222

Change in plan assets:
Fair value of plan assets at January 1, 2015	1,164	—
Actual return on plan assets	36	—
Employer contributions	—	5
Plan participants’ contributions	—	2
Benefits paid from plan assets	(33)	(7)

Fair value of plan assets at May 31, 2015	1,167	—

Funded status	$(206)	$(222)

Amounts recognized in the balance sheet consist of:
Noncurrent assets	$11	$—
Current liabilities	—	(13)
Noncurrent liabilities	(217)	(209)

Net amount recognized at June 11, 2015	$(206)	$(222)

Net actuarial gain	$(37)	$(16)
Recognized actuarial gain	(12)	—
Prior service cost	—	—
Recognized prior service cost	(1)	—

Total recognized in other comprehensive income at June 11, 2015	$(50)	$(16)

Total recognized net periodic benefit cost and other comprehensive income at June 11, 2015	$(38)	$(9)

Information for pension plans with an accumulated benefit obligation in excess of plan assets consisted of the following:

Pension Benefits
May 31, 2015
(In millions)
Projected benefit obligation	$1,373
Accumulated benefit obligation	1,297
Fair value of plan assets	1,167

Lorillard projects expected future minimum benefit payments as follows:

	Pension Benefits	Other Postretirement Benefit Plans	Medicare Drug Subsidy	Net
	(In millions)
2015	$70	$14	$(1)	$83
2016	73	15	(1)	87
2017	75	15	—	90
2018	77	16	—	93
2019	80	16	—	96
2020 – 2024	429	82	(2)	509

Total	$804	$158	$(4)	$958

The general principles guiding the investment of the Plan assets are embodied in the Employee Retirement Income Security Act of 1974 (ERISA). These principles include discharging Lorillard’s investment responsibilities for the exclusive benefit of Plan participants and in accordance with the “prudent expert” standards and other ERISA rules and regulations. Investment objectives for Lorillard’s pension Plan assets are to optimize the long-term return on Plan assets while maintaining an acceptable level of risk, to diversify assets among asset classes and investment styles, and to maintain a long-term focus.

The pension plan is managed using a Liability Driven Investment (“LDI”) framework which focuses on achieving the Plan’s return goals while assuming a reasonable level of funded status volatility.

Based on this LDI framework the asset allocation has two primary components. The first component of the asset allocation is the “hedging portfolio” which uses the Plan’s fixed income portfolio to hedge a portion of the interest rate risk associated with the Plan’s liabilities, thereby reducing the Plan’s expected funded status volatility. The second component is the “growth/equity portfolio” which is designed to enhance portfolio returns. The growth portfolio is broadly diversified across the following asset classes; U.S., Global and Emerging Market Equities, Absolute Return Hedge Funds, Private Equity, and Private and Public Real Assets. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Overlay derivatives are used to assist in the rebalancing of the total portfolio to the strategic asset allocation. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

The pension plans’ asset allocations were:

Asset Allocation as of May 31, 2015
(%)
Asset Class:
U.S. Equity	7.9
Global ex U.S. Equity	10.4
Global ex Emerging Markets Equity	4.9
Emerging Markets Equity	3.6
Absolute Return Hedge Funds	17.5
Equity Hedge Funds	10.7
Private Equity	4.3
Private Real Assets	3.8
Public Real Assets	0.8
Fixed Income	34.7
Cash Equivalents	1.4

Total	100.0

Fair Value Measurements—The fair value hierarchy has three levels based on the observability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs. Level 3 includes fair values estimated using significant non-observable inputs. Plan assets using the fair value hierarchy as of May 31, 2015 were as follows:

	Total	Level 1	Level 2	Level 3
	(In millions)
Asset Class:
U.S. Equity:
Securities	$123	$18	$—	$105
Overlay derivatives liabilities	(31)	—	(31)	—
Global ex U.S. Equity:
Securities	100	—	100	—
Overlay derivatives assets	21	—	21	—
Global ex Emerging Markets Equity	57	—	29	28
Emerging Markets Equity:
Securities	35	—	35	—
Overlay derivatives assets	6	—	6	—
Absolute Return Hedge Funds	204	18	55	131
Equity Hedge Funds	125	—	61	64
Private Equity	50	—	—	50
Private Real Assets	45	—	—	45
Public Real Assets	9	—	9	—
Fixed Income:
Securities	402	—	339	63
Overlay derivatives assets	4	—	4	—
Cash Equivalents	17	—	17	—

Total	$1,167	$36	$645	$486

Equity securities are valued primarily using a market approach based on the quoted market prices of identical instruments. Certain equity securities are valued at their net asset value (“NAV”) per share.

Real estate values are based on market based comparable data or at their NAVs.

Fixed income securities are valued primarily using a market approach with inputs based on the quoted market prices of identical instruments and that include broker quotes in a non-active market.

Cash equivalents are held primarily in registered money market funds which are valued at their NAVs calculated using the amortized cost of the securities and have daily liquidity.

Certain of the plan assets, classified in U.S. Equity Securities, Absolute Return Hedge Funds, Equity Hedge Funds, Private Equity, Private Real Assets and Fixed Income Securities, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For the May 31, 2015 plan asset reporting, publicly traded asset pricing was used where possible. For assets without readily determinable values, reported NAVs or their equivalent were provided by the respective investment sponsors or investment manager and subsequently reviewed and approved by management. For those investments reported on a one-quarter lagged basis (primarily Private Equity and Private Real Assets), NAVs or their equivalent are adjusted for subsequent cash flows and significant events.

The following table presents a reconciliation of Level 3 assets held during the period from January 1 to May 31, 2015. For the period from January 1 to May 31, 2015, there were no significant transfers between levels 1, 2 and 3.

	January 1, 2015 Balance	Realized Gains/ (Losses)	Unrealized Gains/ (Losses)	Purchases	Sales	Net Transfers Into/ (Out of) Level 3	May 31, 2015 Balance
	(In millions)
US Equity	$100	$3	$6	$—	$(4)	$—	$105
Global ex Emerging Markets Equity	25	—	3	—	—	—	28
Absolute Return Hedge Funds	140	1	1	—	(11)	—	131
Equity Hedge Funds	70	1	—	—	(7)	—	64
Private Equity	47	3	3	3	(6)	—	50
Private Real Assets	45	3	(2)	6	(7)	—	45
Fixed Income	62	1	—	—	—	—	63

Profit Sharing—Lorillard has a Profit Sharing Plan for hourly employees. Lorillard’s contributions under this plan are based on Lorillard’s performance with a maximum contribution of 15% of participants’ earnings. Contributions for the period from January 1 to June 11, 2015 were $11 million.

Savings Plan—Lorillard sponsors an Employees Savings Plan for salaried employees. Lorillard provides a matching contribution of 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed by employees. Matching contributions for the period from January 1 to June 11, 2015 were $2 million.

15.	Share-Based Compensation

Certain employees of Lorillard participate in share-based compensation plans sponsored by its Parent. The aggregate number of shares of the Parent’s common stock for which options, stock appreciation rights (“SARs”), restricted stock or restricted stock units may be granted is 11,144,475 shares, and the maximum number of shares of the Parent’s common stock with respect to which options or SARs may be granted to any individual in any calendar year is 1,500,000 shares. There were 4,295,026 shares available for grant as of June 11, 2015.

Stock Option Plan—Stock options are granted with an exercise price per share that may not be less than the fair value of the Company’s Common Stock on the date of the grant. Generally, options and SARs vest ratably over a four-year period and expire ten years from the date of grant.

During the period from January 1 to June 11, 2015, no stock option or SAR awards were granted, exercised, forfeited or allowed to expire. At June 11, 2015, 1,755,742 stock option and SAR awards were outstanding and exercisable at a weighted average exercise price of $29.62 as follows:

	Awards Outstanding			Awards Vested
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
11.67 – 16.66	23,718	0.6	$15.70	23,718	$15.70
16.67 – 21.66	75,654	2.5	19.64	75,654	19.64
21.67 – 26.66	598,237	4.4	24.97	598,237	24.97
26.67 – 31.66	380,805	4.1	27.07	380,805	27.07
31.67 – 36.66	271,452	5.7	35.71	271,452	35.71
36.67 – 38.00	405,876	5.8	37.45	405,876	37.45

At June 11, 2015, the SARs balance was 569,017 shares and the non-qualified stock options balance was 1,186,725 shares.

The weighted average remaining contractual term of awards outstanding and vested as of June 11, 2015, was 4.65 years. The aggregate intrinsic value of awards outstanding and vested at June 11, 2015 was $74 million.

Restricted Stock Plan—Restricted stock units (“RSUs”) may be granted to employees (“Employees”) annually. These RSUs enable the recipients to receive restricted shares of the Lorillard’s common stock at the end of a one year performance period. The restricted shares vest at the end of two additional years and convert to unrestricted common stock at the conclusion of the vesting period. Restricted shares also vest and convert to unrestricted common stock upon a change in control of the Company. RSUs may be granted to Employees on an annual basis. The final award may equal 0-200% of a target based on pre-established Lorillard financial performance measures related to the one year performance period. Dividend equivalents accrue without compounding on the RSUs and are subject to the same risks of forfeiture as the RSUs.

RSU activity was as follows for the period from January 1 to June 11, 2015:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding, January 1, 2015	223,056	$47.36
Granted	–	–
Exchanged for restricted shares	(223,056)	47.36
Forfeited	–	–

Outstanding, June 11, 2015	–	–

As part of the Lorillard Plan, restricted stock may be granted to Employees and/or non-employee directors (“Directors”) annually. The restricted stock is included as part of the shares available for grant shown above. The restricted stock was granted based on the per share closing price of the Company’s common stock on the date of the grant.

Lorillard may grant shares of restricted stock to Employees and/or Directors, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares for a vesting period of three years for Employees and one year for Directors (“Restriction Period”). Such shares are subject to forfeiture if certain conditions are not met.

The fair value of the restricted shares and RSUs at the date of grant is amortized to expense ratably over the Restriction Period. Lorillard recorded pre-tax expense related to restricted stock for the period ended June 11, 2015 of $8 million. The tax benefit recognized related to this expense for the period ended June 11, 2015 was $3 million. In conjunction with the merger discussed more fully in Note 21, vesting of certain restricted stock grants was accelerated.

Restricted share activity was as follows for the period from January 1 to June 11, 2015:

	Number of Awards	Weighted- Average Grant Date Fair Value Per Share
Balance at January 1, 2015	954,399	$42.78
Granted	19,072	62.94
Issued in exchange for RSU	278,485	47.47
Vested	(316,276)	43.77
Forfeited	–	–

Balance at June 11, 2015	935,680	44.25

Employee Stock Purchase Plan— On September 1, 2012, the Company established the Lorillard, Inc. Employee Stock Purchase Plan (“ESPP”). Under the plan, certain full-time employees, who do not receive annual equity awards under the Lorillard Plan, may purchase shares of Lorillard common stock. The plan provides for two offering periods for purchases: March through August and September through February. At the end of each offering period, employees are able to purchase shares of our common stock at a price equal to 95% of the fair market value of the common stock on the last day of the offering period. The purchases are made through payroll deductions, and an aggregate of up to 1,500,000 shares of Lorillard common stock may be purchased by eligible employees pursuant to the ESPP. The ESPP was suspended after the August 2014 offering period as part of the merger discussed more fully in Note 21.

16.	Share Repurchase Programs

As of February 24, 2012, the Company completed its $750 million share repurchase program that was announced in August 2011, after repurchasing an additional 4.9 million shares in January and February 2012 for $188 million at an average purchase price of $38.28. The Company repurchased a total of 20.1 million shares at an average price of $37.29 per share under this program.

As of January 30, 2013, the Company completed its $500 million share repurchase program that was announced in August 2012 (the “2012 Program”), after repurchasing an additional 2.8 million shares in January 2013 for $109 million at an average purchase price of $39.24. The Company repurchased a total of 12.7 million shares at an average price of $39.38 per share under this program.

As of June 4, 2014, the Company completed its $1 billion share repurchase program that was announced in March 2013 and amended in May 2013, after repurchasing an additional 2.7 million shares during the second quarter of 2014 for $156 million at an average purchase price of $58.72. The Company repurchased a total of 21.1 million shares at an average price of $47.48 per share under this program. In connection with entering into the Merger Agreement (see Note 20, “Merger Agreement and Merger-Related Litigation”), Lorillard suspended future share repurchases.

As of December 31, 2014, total shares repurchased under share repurchase programs authorized by the Board since the separation from Loews in 2008 were as follows:

Program	Amount Authorized	Number of Shares Repurchased
	(In millions)	(In millions)
July 2008 – October 2008	$400	17.6
May 2009 – July 2009	250	11.0
July 2009 – January 2010	750	29.3
February 2010 – May 2010	250	9.8
August 2010 * – August 2011	1,400	45.1
August 2011 – February 2012	750	20.1
August 2012 – January 2013	500	12.7
March 2013 ** – June 2014	1,000	21.1

Total	$5,300	166.7

*	As amended on May 19, 2011

**	As amended on May 21, 2013

17.	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss, net of tax, during the period ended June 11, 2015 consisted of the following:

	Retirement Plan Items	Foreign Currency Translation Adjustments	Total
	(In millions)
Beginning balance, January 1, 2015	$261	$2	$263
Pension and post-retirement plan actuarial losses and prior service cost	(39)	—	(39)
Foreign currency translation adjustments	—	1	1

Ending balance, June 11, 2015	$222	$3	$225

Reclassifications out of accumulated other comprehensive loss during the period were as follows:

	Amount Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Consolidated Statement of Income
	(In millions)
Amortization of defined benefit pension and post retirement items:
Prior service costs	$(1)	(A)
Actuarial loss	(12)	(A)

	(13)	Total before tax
	5	Income tax benefit

Total reclassifications for the period	$(8)	Net of tax

(A)	These accumulated comprehensive loss components are included in the computation of net periodic pension cost, which is included in cost of sales and selling, general and administrative expenses. See Note 14, “Retirement Plans,” for additional details regarding net periodic pension and other postretirement benefits costs.

18.	Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance. Lorillard has two reportable segments, Cigarettes and Electronic Cigarettes. Lorillard identifies segments based on how our chief operating decision maker assesses performance and allocates resources, which is based on the types of products sold by each segment. Centrally incurred costs, such as the cost of Lorillard’s sales force and administrative overhead costs, are allocated to each segment based on the percentage of each segment’s budgeted net sales (excluding federal excise taxes) of Lorillard consolidated net sales (excluding federal excise taxes).

The Cigarettes segment consists principally of the operations of Lorillard Tobacco and related entities. Its principal products are marketed under the brand names of Newport, Kent, True, Maverick and Old Gold with substantially all of its sales in the United States of America.

The Electronic Cigarettes segment consists of the operations of LOEC (d/b/a blu eCigs), Cygnet (t/a SKYCIG or blu (U.K.)) and related entities. LOEC is an electronic cigarette company in the United States, and markets its products under the blu eCigs brand. Lorillard acquired the blu eCigs brand and other assets used in the manufacture, distribution, development, research, marketing, advertising and sale of electronic cigarettes on April 24, 2012. Lorillard acquired certain of the assets and operations of SKYCIG, a United Kingdom based electronic cigarette business on October 1, 2013.

Prior to the acquisition of blu eCigs on April 24, 2012, Lorillard managed its operations on the basis of one operating and reportable segment.

Lorillard maintains its headquarters and manufactures all of its cigarette products at its Greensboro, North Carolina facilities. Substantially all of Lorillard’s sales and fixed assets are in the United States of America. Newport, Kent, True, Maverick, Old Gold, blu eCigs and SKYCIG are the registered trademarks of Lorillard and its subsidiaries. Lorillard sold its major cigarette trademarks outside of the United States in 1977.

	June 11, 2015
	Cigarettes	Electronic Cigarettes	Consolidating Adjustments	Total Lorillard
Net sales	$3,197	$46	$—	$3,243
Cost of sales	1,928	39	—	1,967

Gross profit	1,269	7	—	1,276
Selling, general and administrative	248	72	—	320

Operating income (loss)	$1,021	$(65)	$—	$956

Depreciation and amortization	$25	$4	$—	$29
Total assets	$3,007	$244	$(125)	$3,126
Capital expenditures	$6	$—	$—	$6

19.	Legal Proceedings

Overview

As of June 11, 2015, 6,910 product liability cases are pending against cigarette manufacturers in the United States. Lorillard Tobacco is a defendant in 5,986 of these cases. Lorillard, Inc. is a co-defendant in 630 pending cases, and is a defendant in one case in which Lorillard Tobacco is not a defendant. A total of 3,376 of these lawsuits are Engle Progeny Cases, described below. In addition to the product liability cases, Lorillard Tobacco is a defendant in Filter Cases and Tobacco-Related Antitrust Cases.

Pending cases against Lorillard are those in which Lorillard, Inc. or Lorillard Tobacco has been joined to the litigation by either receipt of service of process, or execution of a waiver thereof, and a dismissal order has not been entered with respect to Lorillard, Inc. or Lorillard Tobacco. Certain Flight Attendant Cases that were dismissed for administrative reasons, but which may be reinstated pursuant to the settlement agreement in Broin v. Philip Morris Companies, Inc. have been included in the count of pending cases. The table below lists the number of certain tobacco-related cases pending against Lorillard Tobacco as of the date listed. A description of each type of case follows the table.

Type of Case	Total Number of Cases Pending against Lorillard as of June 11, 2015
Conventional Product Liability Cases	25
Engle Progeny Cases	3,376
West Virginia Individual Personal Injury Cases	38
Flight Attendant Cases	2,545
Class Action Case	1
Reimbursement Case	1
Filter Cases	65
Tobacco-Related Antitrust Case	1

Conventional Product Liability Cases. Conventional Product Liability Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. Lorillard Tobacco is a defendant in each of the Conventional Product Liability cases listed in the table above, and Lorillard, Inc. is a co-defendant in three of the Conventional Product Liability Cases.

Engle Progeny Cases. Engle Progeny Cases are brought by individuals who purport to be members of the decertified Engle class. These cases are pending in a number of Florida courts. Lorillard Tobacco is a defendant in 3,375 of the Engle Progeny Cases listed in the above table. Lorillard, Inc. is a co-defendant in 627 Engle Progeny Cases, and is a defendant in one case in which Lorillard Tobacco is not a defendant. The time period for filing Engle Progeny Cases expired in January 2008 and no additional cases may be filed. Some of the Engle Progeny Cases were filed on behalf of multiple class members. Some of the courts hearing the cases filed by multiple class members have severed these suits into separate individual cases. It is possible the remaining suits filed by multiple class members may also be severed into separate individual cases.

West Virginia Individual Personal Injury Cases. In a 1999 administrative order, the West Virginia Supreme Court of Appeals transferred to the West Virginia Mass Litigation Panel a group of cases brought by individuals who allege cancer or other health effects caused by smoking cigarettes, smoking cigars, or using smokeless tobacco products (the “West Virginia Individual Personal Injury Cases”). The plaintiffs’ claims alleging injury from smoking cigarettes were consolidated for trial. The time for filing a case that could be consolidated for trial with the West Virginia Individual Personal Injury Cases expired in 2000. Lorillard Tobacco is a defendant in each of the West Virginia Individual Personal Injury Cases listed in the above table. Lorillard, Inc. is not a defendant in any of the West Virginia Individual Personal Injury Cases. After the consolidated Phase I trial in 2013, judgment was entered for the defendants on all but one of the plaintiffs’ claims. That judgment was affirmed by the West Virginia Supreme Court of Appeals in 2014. On June 8, 2015, the U.S. Supreme Court denied the plaintiffs’ petition for writ of certiorari. On the same date, the trial court issued an order finding that only 30 plaintiffs are alleged to have smoked ventilated filter cigarettes in the relevant period. On October 9, 2015, the trial court outlined the procedures for resolving the claims of the 30 Phase II plaintiffs, which claims will focus on whether plaintiffs blocked cigarette vents and, if so, whether blocking proximately caused their alleged injuries. Five cases were selected to be the first claims tried, and they were tentatively scheduled to be tried beginning on May 1, 2017. In June 2016, the court granted the defendants’ motion to compel and required the plaintiffs to file additional expert disclosures necessary to attempt to proceed with their claims. The court will set a revised discovery and trial schedule after the expert disclosures are tested for admissibility, and it pushed the tentative trial date to May 2018.

The plaintiffs’ claims alleging injury from the use of other tobacco products other than cigarettes, including smokeless tobacco and cigars, were severed from the consolidated cigarette claims in 2001 (the “Severed IPIC Claims”), and the plaintiffs took no action to prosecute the claims. They now seek to activate their smokeless claims. On January 25, 2017, the trial court denied the defendants’ motion to dismiss those claims as abandoned. The plaintiffs are now free to move forward with their claims. The court has set an initial scheduled for discovery through 2019, with other procedures to be set thereafter for any claims that remain. Lorillard Tobacco is a defendant in seven of the Severed IPIC Claims. Lorillard, Inc. is not a defendant in any of the Severed IPIC Claims.

Flight Attendant Cases. Flight Attendant Cases are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard Tobacco is a defendant in each of the Flight Attendant Cases listed in the above table. Lorillard, Inc. is not a defendant in any of the Flight Attendant Cases. The time for filing Flight Attendant Cases expired in 2000 and no additional cases in this category may be filed.

Class Action Cases. Class Action Cases are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Lorillard Tobacco but not Lorillard, Inc. is a defendant in the Class Action Case listed in the above table. Neither Lorillard, Inc. nor Lorillard Tobacco is a defendant in additional Class Action Cases that are pending against other cigarette manufacturers, including approximately 16 “lights” Class Action Cases and one Class Action Case seeking a court-supervised medical monitoring program.

Reimbursement Cases. Reimbursement Cases are brought by or on behalf of entities seeking equitable relief and reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies and private citizens. Included in this category is the suit filed by the federal government, United States of America v. Philip Morris USA, Inc., (“Philip Morris”), that sought to recover profits earned by the defendants and other equitable relief. Lorillard Tobacco is a defendant in the case, but Lorillard, Inc. is not. In August 2006, the trial court issued its final judgment and remedial order and granted injunctive and other equitable relief. The final judgment did not award monetary damages. In May 2009, the final judgment was largely affirmed by an appellate court. In June 2010, the U.S. Supreme Court denied review of the case. Some aspects of the relief granted in the 2006 remedial order are still being litigated and have not yet been implemented. See “Reimbursement Cases” below.

Filter Cases. Filter Cases are brought by individuals, including former employees of a predecessor of Lorillard Tobacco, who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Lorillard Tobacco is a defendant in 64 of the 65 Filter Cases listed in the above table. Lorillard, Inc. is a co-defendant in two of the 64 Filter Cases that are pending against Lorillard Tobacco. Lorillard, Inc. is also a defendant in one additional Filter Case in which Lorillard Tobacco is not a defendant.

Tobacco-Related Antitrust Cases. In 2000 and 2001, a number of cases were brought against cigarette manufacturers, including Lorillard Tobacco, alleging that defendants conspired to set the price of cigarettes in violation of federal and state antitrust and unfair business practices statutes. Plaintiffs sought class certification on behalf of persons who purchased cigarettes directly or indirectly from one or more of the defendant cigarette manufacturers. Lorillard Tobacco is a defendant in one Tobacco-Related Antitrust Case as set forth in the table above. Lorillard, Inc. is not a defendant in this case. All of the other cases have been either successfully defended or voluntarily dismissed.

Loss Accrual and Disclosure Policy

Lorillard establishes accruals in accordance with Accounting Standards Codification Topic 450, Contingencies (“ASC 450”), when a material litigation liability is both probable and can be reasonably estimated. There are a number of factors impacting Lorillard’s ability to estimate the possible loss or a range of loss, including the specific facts of each matter; the legal theories proffered by plaintiffs and legal defenses available to Lorillard, Inc. and Lorillard Tobacco; the wide-ranging outcomes reached in similar cases; differing procedural and substantive laws in the various jurisdictions in which lawsuits have been filed, including whether punitive damages may be pursued or are permissible; the degree of specificity in a plaintiff’s complaint; the history of the case and whether discovery has been completed; plaintiffs’ history of use of Lorillard Tobacco’s cigarettes relative to those of the other defendants; the attribution of damages, if any, among multiple defendants; the application of contributory and/or comparative negligence to the allocation of damage awards among plaintiffs and defendants; the likelihood of settlements for de minimis amounts prior to trial; the likelihood of success at trial; the likelihood of success on appeal; and the impact of current and pending state and federal appellate decisions. It has been Lorillard’s experience and is its continued expectation that the above complexities and uncertainties will not be clarified until the late stages of litigation. For those reasonably possible loss contingencies for which an estimate of the possible loss or range of loss cannot be made, Lorillard Tobacco discloses the nature of the litigation and any developments as appropriate.

Lorillard monitors the status of all outstanding litigation on an ongoing basis in order to determine the probability of loss and assess whether an estimate of the possible loss or range of loss can be determined. In evaluating litigation, Lorillard considers, among other things, the nature of the claims; the jurisdiction in which the claims have been filed and the law and case law developed in that jurisdiction; the experience of plaintiffs’ counsel in this type of litigation; the parties’ respective litigation strategies; the stage of the proceedings; the outcome of the matters at trial or on appeal; the type and amount of damages claimed by plaintiffs; the outcomes and damage awards, if any, for similar matters brought against Lorillard and/or the tobacco industry; and the possibility and likelihood of success on appeal. Lorillard’s assessment of a possible loss or range of loss is based on its assessment of the final outcome of the litigation upon the conclusion of all appeals.

Lorillard records provisions in the consolidated financial statements for pending litigation when it determines that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements, the U.S. Government Case and certain Engle Progeny Cases as described below, while it is reasonably possible that a loss has been incurred, (1) management has concluded that it is not probable that a loss has been incurred in any material pending litigation against Lorillard, (2) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any material pending litigation due to the many variables, uncertainties and complexities described above, and (3) accordingly, management has not provided any amounts in the consolidated financial statements for possible losses related to material pending litigation. It is possible that Lorillard’s results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending or future litigation or an inability to secure bonds where required to stay the execution of judgments on appeal.

Tobacco-Related Product Liability Litigation

Conventional Product Liability Cases

On July 30, 2014, a verdict was returned in Major v. R.J. Reynolds Tobacco Co. (California Superior Court, Los Angeles County), a case in which plaintiff alleged that the smoker’s injuries were caused by asbestos fiber and tobacco smoke inhalation. Lorillard Tobacco was the sole defendant at trial. The jury awarded plaintiff $2,736,700 in economic compensatory damages and $15,000,000 in non-economic compensatory damages, for a total compensatory damages award of $17,736,700. Punitive damages were not at issue in this trial. The jury apportioned 50% of the fault for the smoker’s injuries to the smoker, 17% to Lorillard Tobacco, and 33% to exposure to cigarettes manufactured by companies other than Lorillard Tobacco. The jury found that exposure to asbestos was not a substantial factor in the smoker’s injuries. On August 25, 2014, the Court entered judgment awarding plaintiff $2,550,000 in non-economic damages (which represents Lorillard Tobacco’s 17% share as found by the jury) and the amount of $1,368,350 in economic damages (under California law, Lorillard Tobacco is responsible for the amount of economic damages that the jury found was the fault of anyone other than plaintiff, not just its 17% share), for a total award against Lorillard Tobacco of $3,918,350. On September 17, 2014, Lorillard Tobacco filed a motion for a new trial and a motion for judgment notwithstanding the verdict, which the Court denied on October 28, 2014. On November 17, 2014, the Court ruled that pre-judgment interest accrued over an approximate five year period, excluding an approximate six year period during which the case was dismissed prior to re-filing. On November 26, 2014, Lorillard Tobacco noticed an appeal to the California Second District Court of Appeal from the final judgment awarding compensatory damages and the order granting in part trial court costs and pre-judgment interest. Plaintiff filed a notice of appeal from the order denying in part pre-judgment interest on December 5, 2014. On June 30, 2015, the trial court finally determined the offsets against the judgment to which Lorillard Tobacco was entitled. On July 1, 2015, the trial court entered an amended final judgment in the amount of approximately $3.78 million in compensatory damages, approximately $135,000 in costs, approximately $1.9 million in prejudgment interest, and post-judgment interest from August 25, 2014 in the amount of approximately $1,100 per day. Both sides filed notices of appeal from the final judgment, and the California Court of Appeal ordered the appeals consolidated. Lorillard Tobacco posted a supersedeas bond in the amount of approximately $9.1 million. On October 15, 2015, RJR Tobacco filed a stipulation to substitute RJR Tobacco for Lorillard Tobacco, which was granted on October 20, 2015. Briefing is complete. Oral argument has not been scheduled.

Since January 1, 2010, verdicts have been returned in 11 Conventional Product Liability Cases against cigarette manufacturers, in addition to the Major case discussed above. Lorillard Tobacco was the only defendant in one of these eleven trials, Evans v. Lorillard Tobacco Co. (Superior Court, Suffolk County, Massachusetts). Lorillard Tobacco paid $79 million in compensatory damages and interest to fully satisfy the Evans judgment in October 2013.

Neither Lorillard, Inc. nor Lorillard Tobacco was a defendant in the ten other trials since January 1, 2010. Juries found in favor of the plaintiffs and awarded compensatory damages in four of these trials and also awarded $4.0 million in punitive damages in one trial. Defendants appealed the verdicts in three of these trials. The verdict in the first case was affirmed on appeal in July 2013; judgment was satisfied and this case is concluded. As of June 11, 2015 the appeal in the second case remains pending. In September 2013, an agreement was reached between the parties in the third case and no further appellate review was taken. Satisfaction of judgment has been filed and this case is concluded. The verdict in the fourth case was affirmed on appeal in January 2015, the defendant satisfied the judgment and the case is concluded. The plaintiff in another case was awarded $25 million in punitive damages in a retrial ordered by an appellate court in which the jury was permitted to consider only the amount of punitive damages to award. Defendant’s appeal of the judgment in this case remains pending. Juries found in favor of the defendants in the five other trials. Three of these five cases have concluded. Plaintiffs in two of the cases did not pursue appeals. Plaintiff in the third case noticed an appeal, which was affirmed in February 2013, and then did not seek any further review. Plaintiff in the fourth case filed a notice of appeal to the Alaska Supreme Court from the order denying plaintiff’s motion for a new trial. In December 2015, the Alaska Supreme Court reversed the trial court decision and remanded the case with directions for the trial court to reassess whether to grant a new trial. In March 2016, the trial court granted a new trial and the defendant filed a petition for review of that order with the Alaska Supreme Court, which the court denied in July 2016. The retrial began in October 2016. In November 2016, the court declared a mistrial after the jury failed to reach a verdict. The plaintiff subsequently moved for a new trial, which is scheduled to begin October 16, 2017. Plaintiff in the fifth case noticed an appeal and the appellate court reversed the defense verdict and ordered the case returned to the trial court for a new trial.

In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs in whole or in part, while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals and have been required to pay damages to plaintiffs in sixteen individual cases since 2001. Punitive damages were paid to the smokers in six of these cases. Neither Lorillard, Inc. nor Lorillard Tobacco was a party to any of these matters.

As of June 11, 2015, there were five cases scheduled for trial in 2015. As of June 11, 2015, neither Lorillard, Inc. nor Lorillard Tobacco was not a defendant in any of these cases. Trial dates are subject to change.

Engle Progeny Cases

In 2006, the Florida Supreme Court issued a ruling in Engle v. R.J. Reynolds Tobacco Co., which had been certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. During a three-phase trial, a Florida jury awarded compensatory damages to three individuals and approximately $145 billion in punitive damages to the certified class. In its 2006 decision, the Florida Supreme Court vacated the punitive damages award, determined that the case could not proceed further as a class action and ordered decertification of the class. The Florida Supreme Court also reinstated the compensatory damages awards to two of the three individuals whose claims were heard during the first phase of the Engle trial. These two awards totaled $7 million, and both verdicts were paid in February 2008. Lorillard Tobacco’s payment to these two individuals, including interest, totaled approximately $3 million.

The Florida Supreme Court’s 2006 ruling also permitted Engle class members to file individual actions, including claims for punitive damages. The court further held that these individuals are entitled to rely on a number of the jury’s findings in favor of the plaintiffs in the first phase of the Engle trial. The time period for filing Engle Progeny Cases expired in January 2008 and no additional cases may be filed. In 2009, the Florida Supreme Court rejected a petition that sought to extend the time for purported class members to file an additional lawsuit.

Engle Progeny Cases are pending in various Florida state and federal courts. Some of the Engle Progeny Cases were filed on behalf of multiple plaintiffs. Various courts have entered orders severing the cases filed by multiple plaintiffs into separate actions. In 2009, one Florida federal court entered orders that severed the claims of approximately 4,400 Engle Progeny plaintiffs, initially asserted in a small number of multi-plaintiff actions, into separate lawsuits. In some cases, spouses or children of alleged former class members have also brought derivative claims. In 2011, approximately 500 cases that were among the 4,400 cases severed into separate lawsuits in 2009, filed by family members of alleged former class members, were combined with the cases filed by the smoker from which the family members’ claims purportedly derived.

On August 1, 2013, Judge William G. Young of the District of Massachusetts took over responsibility for the Engle cases in the Middle District of Florida, Jacksonville Division. Pursuant to orders entered by Judge Young in 2013 and 2014, approximately 1,203 federal Engle cases were assigned trial readiness dates. Since these orders were issued, Lorillard Tobacco was dismissed from 783 cases. During 2015, RJR Tobacco and Lorillard Tobacco, together with Philip Morris USA Inc., settled virtually all of the Engle Progeny cases then pending against them in federal district court. The total amount of the settlement was $100 million divided as follows: RJR Tobacco - $42.5 million; Philip Morris USA Inc. - $42.5 Million; and Lorillard Tobacco - $15 million. The settlement covered more than 400 federal progeny cases but did not cover 12 federal progeny cases previously tried to verdict and currently pending on post-trial motions or appeal; and 2 federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs. Lorillard Tobacco remains a defendant in one pending federal case not subject to the settlement, the Harris case, which is stayed post-trial in the Middle District of Florida pending resolution of the Graham v. R. J. Reynolds Tobacco Co. appeal in the United States Court of Appeals for the Eleventh Circuit. Lorillard Tobacco’s share of the resolution was $15 million, which was paid and recorded as a component of selling, general and administrative expenses during the period ended June 11, 2015.

Various intermediate state and federal Florida appellate courts have issued rulings that address the scope of the preclusive effect of the findings from the first phase of the Engle trial, including whether those findings relieve plaintiffs from the burden of proving certain legal elements of their claims. The Florida Supreme Court granted review in the Douglas case, in which a verdict awarding compensatory damages to the plaintiff was affirmed by an intermediate state Florida appellate court, to address the issue of whether a tobacco manufacturer’s due process rights are violated by reliance upon the Engle Phase I findings. On March 14, 2013, the Florida Supreme Court ruled that application of the Engle Phase I findings to establish certain elements of plaintiffs’ claims is not a violation of the Engle defendants’ due process rights. In order to prevail on either strict liability or negligence claims, the Court found that an Engle plaintiff must establish (1) membership in the Engle class; (2) that addiction to smoking the Engle defendants’ cigarettes containing nicotine was a legal cause of the injuries the plaintiff alleged; and (3) damages. On August 12, 2013, defendants filed a petition with the United States Supreme Court seeking review of the Florida Supreme Court’s decision. This petition for review was denied on October 7, 2013. The due process issue was also on appeal in the United States Court of Appeals for the Eleventh Circuit in two cases that had been consolidated for appeal: Duke and Walker. On September 6, 2013, the United States Court of Appeals for the Eleventh Circuit affirmed the verdicts in these cases, holding that the judgment of the Florida Supreme Court in Douglas should be given full faith and credit, and that deference to the decision in Douglas did not violate the due process rights of the defendant. The defendant filed a petition for rehearing of the decision in Duke and Walker with the United States Court of Appeals for the Eleventh Circuit in October 2013. On October 31, 2013, the United States Court of Appeals for the Eleventh Circuit vacated and reconsidered its original opinion. The Court entered a new opinion that is substantively similar to the original opinion. On November 7, 2013, the Court denied defendant’s petition for rehearing. On November 13, 2013, the defendant filed a second petition, seeking review of the October 31, 2013 opinion. On January 6, 2014, the Court denied this petition. On March 28, 2014, the defendant in Duke and Walker filed a petition with the United States Supreme Court seeking to answer the question of whether the Engle Phase I findings can be applied to establish certain elements of plaintiffs’ claims. On the same date, defendants filed similar petitions in the Brown case (an appeal from a Florida state court trial), as well as in eight other state court cases, including two cases in which Lorillard Tobacco is a defendant (Mrozek and Sury). The defendants requested that these petitions be held pending disposition of the Duke, Walker, and Brown cases, and resolved in a similar manner. On June 9, 2014, the United States Supreme Court declined to accept review of the Duke and Walker cases. On the same date, the United States Supreme Court declined to accept review of the Brown case and the eight other state court cases, including Mrozek and Sury, discussed below.

Various courts, including appellate courts, have issued rulings that have addressed the conduct of the cases prior to trial. One intermediate Florida state appellate court ruled in 2011 that plaintiffs are permitted to assert a claim against a cigarette manufacturer even if the smoker did not smoke a brand produced by that manufacturer. Defendants’ petition for review of this decision by the Florida Supreme Court was denied in August 2012. In March 2012, another intermediate state appellate court agreed with the 2011 ruling and reversed dismissals in a group of cases. In June and July 2013, the Florida Supreme Court denied defendants’ petitions for review of the intermediate appellate court’s decision in these cases. These rulings may limit the ability of the defendants, including Lorillard, Inc. and Lorillard Tobacco, to be dismissed from cases in which smokers did not use a cigarette manufactured by Lorillard Tobacco. In October 2012, the Florida First District Court of Appeal affirmed a judgment awarding compensatory damages only; however, the appeals court certified to the Florida Supreme Court the question of whether Engle class members may pursue an award of punitive damages based on claims of negligence or strict liability. On February 28, 2014 the Florida Supreme Court announced it would grant review of this case. In June 2013, the Florida Supreme Court reversed an intermediate state appellate court and held that a plaintiff’s representative may continue to litigate an existing lawsuit after the original plaintiff has died. Defendants did not seek further review of this decision. In December 2013, the Florida First District Court of Appeal affirmed the summary judgments in favor of the defendants regarding three plaintiffs who had opted out of the Engle class and subsequently reapplied for admission. The Court held that the Florida Supreme Court’s decision in Engle did not provide any basis for the readmission of a former class member in the event that they had timely opted out of the class and did not initiate an individual action until after the statute of limitations had run. Lorillard Tobacco was a defendant in two of these cases.

In connection with the Engle Progeny Cases, Lorillard and various other tobacco manufacturing defendants face various other legal issues that could materially affect the outcome of the Engle cases. These legal issues include, but are not limited to, the application of the statute of limitations, the constitutionality of a cap on the amount of a bond necessary to obtain an automatic stay of a post-trial judgment, whether a judgment based on a claim of intentional conduct should be reduced by a jury’s findings of comparative fault, whether damages can be awarded jointly and severally, and whether plaintiffs’ strict liability and negligence claims are preempted by federal law. Various intermediate Florida appellate courts and Florida Federal Courts have issued rulings on these issues.

On April 8, 2015, the Eleventh Circuit Court of Appeals issued an opinion in the federal Graham case, reversing the Middle District of Florida’s denial of judgment as a matter of law. In that case, a jury awarded plaintiff compensatory damages on his strict liability and negligence claims. The Court held that strict liability and negligence claims based on the findings of the jury in the original Engle class action are preempted by federal laws regulating cigarettes. The Court further held that basing strict liability and negligence claims on the Engle findings implies that all cigarettes sold during the class period were defective as a matter of law and that therefore the only way that cigarette manufacturers could not breach their duty would be to not sell cigarettes, a result at odds with the objectives of Congress’ decision to regulate, and not ban, cigarettes. On January 21, 2016, the Eleventh Circuit granted the plaintiff’s motion for rehearing en banc and vacated the panel decision. On March 23, 2016, the Eleventh Circuit requested briefing on the issues of whether plaintiff’s claims are preempted and, if not, whether the defendants’ due process rights are violated. Oral argument occurred on June 21, 2016. A decision is pending.

On April 2, 2015, the Florida Supreme Court issued an opinion in the Hess case, reinstating a judgment awarding punitive damages that had been reversed by an intermediate Florida appellate court. The Court held that the Engle defendants are precluded from asserting a statute of repose defense to an Engle plaintiff’s fraud claim as a matter of law. Three other cases in which punitive damage awards were reversed, and which were stayed pending resolution of Hess, are pending before the Florida Supreme Court. Neither Lorillard, Inc. nor Lorillard Tobacco is a defendant in Hess or the other three cases pending before the Florida Supreme Court. Also on April 2, 2015, in a related ruling, the Florida Supreme Court in the Russo case upheld the trial court’s decision to deny defendants’ requested jury instruction on the fraud statute of repose. The Florida Supreme Court held that the requested jury instruction would have precluded the jury from considering any evidence of reliance on defendants’ statements prior to the repose period. The Court reiterated its holding in Hess. Neither Lorillard, Inc. nor Lorillard Tobacco is a defendant in Russo.

Lorillard Tobacco was a defendant in two Engle Progeny Cases that went to trial in 2015. As further described below, one case has been concluded and one is pending trial on outstanding issues.

As of June 11, 2015, verdicts had been returned in twenty-one Engle Progeny Cases in which Lorillard Tobacco was a defendant. Lorillard, Inc. was a defendant in one of these cases at the time of verdict. Juries awarded compensatory damages to the plaintiffs in sixteen of these cases. In four of the sixteen cases in which juries awarded compensatory damages, plaintiffs were awarded punitive damages from Lorillard Tobacco. In another case, the court entered an order following trial that awarded plaintiff compensatory damages. The twenty-one cases in which Lorillard Tobacco was a defendant are listed below in the order in which the verdicts were returned:

•	In Rohr v. R.J. Reynolds Tobacco Co. (Circuit Court, Seventeenth Judicial Circuit, Broward County, Florida), a jury returned a verdict in favor of the defendants, including Lorillard Tobacco, in October 2010. Plaintiff in Rohr did not pursue an appeal and the case is concluded.

•	In Mrozek v. Lorillard Tobacco Co. (Circuit Court, Fourth Judicial Circuit, Duval County, Florida), the jury awarded plaintiff a total of $6 million in compensatory damages and $11.3 million in punitive damages in March 2011. The jury apportioned 35% of the fault for the smoker’s injuries to the smoker and 65% to Lorillard Tobacco. The final judgment entered by the trial court reflected the jury’s verdict and awarded plaintiff $3,900,588 in compensatory damages and $11,300,000 in punitive damages plus the applicable statutory rates of annual interest. In December 2012, the Florida First District Court of Appeal affirmed the final judgment awarding compensatory and punitive damages and Lorillard Tobacco’s motion for rehearing of the appellate court opinion was denied in February 2013. In March 2013, Lorillard Tobacco filed a notice with the Florida Supreme Court seeking review of the appellate court decision. On February 13, 2014, the Florida Supreme Court declined to grant review of this case. In March 2014, Lorillard Tobacco amended the bond necessary to maintain a stay on payment of the final judgment. On March 28, 2014, Lorillard Tobacco filed a petition with the United States Supreme Court, seeking review of the due process issue, and requested that the petition be held and resolved in the same manner as the Duke, Walker, and Brown cases, also pending before the United States Supreme Court. On June 9, 2014, the United States Supreme Court denied the petition seeking review. The trial court announced on June 25, 2014 that it had granted Lorillard Tobacco’s motion to determine the applicable rates of post-judgment interest that were in dispute. On June 27, 2014, Lorillard Tobacco made a payment of $17,500,197 to satisfy the final judgment awarding compensatory and punitive damages and post-judgment interest. On July 25, 2014, the court entered an order confirming satisfaction of judgment.

•	In Tullo v. R.J. Reynolds Tobacco Co. (Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, Florida), the jury awarded plaintiff a total of $4.5 million in compensatory damages, in April 2011. The jury assessed 45% of the fault to the smoker, 5% to Lorillard Tobacco and 50% to other defendants. The jury did not award punitive damages to the plaintiff. The court entered a final judgment that awarded plaintiff $225,000 in compensatory damages from Lorillard Tobacco plus 6% annual interest. On October 16, 2013, defendants noticed an appeal from the final judgment to the Florida Fourth District Court of Appeal. In August 2013, the Florida Fourth District Court of Appeal affirmed the final judgment. Defendants filed a notice with the Florida Supreme Court seeking review of the appellate court decision. On March 10, 2014, the trial court entered an order confirming that Lorillard Tobacco had satisfied the judgment awarding compensatory damages and post-judgment interest for an amount totaling approximately $263,400. On March 18, 2014, Lorillard Tobacco filed a notice of voluntary dismissal of their petition seeking review of the Florida Supreme Court and the Court entered an order dismissing the petition for review as to Lorillard Tobacco on May 21, 2014. The Florida Supreme Court declined to accept review of the petition as to the other defendants.

•	In Sulcer v. Lorillard Tobacco Co. (Circuit Court, First Judicial Circuit, Escambia County, Florida), in April 2011, the jury awarded $225,000 in compensatory damages to the plaintiff and it assessed 95% of the fault for the smoker’s injuries to the smoker with 5% allocated to Lorillard Tobacco. The jury did not award punitive damages to the plaintiff. The court entered a final judgment that incorporated the jury’s determination of the parties’ fault and awarded plaintiff $11,250 in compensatory damages. Lorillard Tobacco paid approximately $246,000 to resolve the verdict, costs and fees, as well as all post-trial motions and any potential appeal by the plaintiff. Following this payment, Sulcer was concluded.

•	In Jewett v. R.J. Reynolds Tobacco Co. (Circuit Court, Fourth Judicial Circuit, Duval County, Florida), the jury awarded the estate of the decedent $692,981 in compensatory damages and awarded the plaintiff $400,000 for loss of companionship in May 2011. The jury assessed 70% of the responsibility for the decedent’s injuries to the decedent, 20% to RJR Tobacco and 10% to Lorillard Tobacco. The jury did not award punitive damages to the plaintiff. The final judgment entered by the trial court reflected the jury’s verdict and awarded plaintiff a total of $109,298 from Lorillard Tobacco plus 6% annual interest. In November 2012, the Florida First District Court of Appeal reversed the judgment awarding compensatory damages and ordered the case returned to the trial court for a new trial. In January 2013, the appellate court denied a motion filed by the plaintiff for rehearing of the decision reversing the judgment. Both the plaintiff and defendants filed notices with the Florida Supreme Court seeking review of the appellate court decision. On February 14, 2014, the Florida Supreme Court declined to grant review of this case. A new trial date has not been set.

•	In Weingart v. R.J. Reynolds Tobacco Co. (Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, Florida), in July 2011, the jury determined that the decedent did not sustain any compensatory damages from the defendants, including Lorillard Tobacco, and it returned a verdict for the defendants that punitive damages were not warranted. The jury assessed 91% of the fault for the decedent’s injuries to the decedent, 3% to Lorillard Tobacco and 3% to each of the other two defendants. Following trial, the court granted in part a motion filed by the plaintiff to award damages and it awarded plaintiff $150,000 in compensatory damages. The court entered a final judgment that applied the jury’s comparative fault determinations to the court’s award of compensatory damages. The final judgment awarded plaintiff $4,500 from Lorillard Tobacco. Defendants noticed an appeal to the Florida Fourth District Court of Appeal from the order that awarded compensatory damages to the plaintiff and amended their notice of appeal to address the final judgment. On February 13, 2013, the Florida Fourth District Court of Appeal affirmed the final judgment awarding compensatory damages. Defendants filed a notice with the Florida Supreme Court seeking review of this decision. In June 2013, all defendants satisfied both the final judgment awarding compensatory damages with Lorillard Tobacco’s share amounting to approximately $50,000. Defendants’ petition for Florida Supreme Court review and the appeal from the costs judgment have been dismissed. This case is concluded.

•	In Sury v. R.J. Reynolds Tobacco Co. (Circuit Court, Fourth Judicial Circuit, Duval County, Florida), in November 2011, the jury awarded plaintiff $1,000,000 in compensatory damages and assessed 60% of the responsibility for the decedent’s injuries to the decedent, 20% to Lorillard Tobacco and 20% to RJR Tobacco. The jury returned a verdict for the defendants regarding whether punitive damages were warranted. In March 2012, the court entered a final judgment against defendants in the amount of $1,000,000, jointly and severally, plus 4.75% annual interest, declining to apply the jury’s comparative fault findings to causes of action alleging intentional conduct. On June 24, 2013, the Florida First District Court of Appeal affirmed the final judgment. Defendants’ motion for rehearing of this decision with the Florida First District Court of Appeal was denied in August 2013. The Florida Supreme Court declined review of the intermediate appellate court decision in January 2014. On March 28, 2014, defendants filed a petition with the United States Supreme Court, seeking review of the due process issue, and requested that the petition be held and resolved in the same manner as the Duke, Walker, and Brown cases, also pending before the United States Supreme Court. On June 9, 2014, the United States Supreme Court denied the petitions seeking review. On June 19, 2014, Lorillard Tobacco made a payment of $1,659,674 to satisfy the final judgment awarding compensatory damages plus post judgment interest, trial level attorneys’ fees and costs, and Florida Supreme Court fees. The Court entered an order confirming satisfaction of judgment on July 24, 2014.

•

In Alexander v. Lorillard Tobacco Co. (Circuit Court, Eleventh Judicial Circuit, Miami-Dade County, Florida), the jury awarded plaintiff $20,000,000 in compensatory damages and $25,000,000 in punitive damages in February and March 2012. Lorillard Tobacco is the only defendant in this case. The jury apportioned 20% of the fault for the smoker’s injuries to the smoker and 80% to Lorillard Tobacco. In March 2012, the court entered a final judgment that applied the jury’s comparative fault determination to the court’s award of compensatory damages, awarding the plaintiff $16,000,000 in compensatory damages and $25,000,000 in punitive damages from Lorillard Tobacco. In May 2012, the court granted a motion by Lorillard Tobacco to lower the amount of compensatory damages and reduced the amount awarded to $10,000,000 from Lorillard Tobacco. Other post-trial motions challenging the verdict were denied. The court entered an amended final judgment that applied the jury’s comparative fault determination to the court’s award of compensatory damages, awarding the plaintiff $8,000,000 in compensatory damages and $25,000,000 in punitive damages. Lorillard Tobacco noticed an appeal from the amended final judgment to the Florida Third District Court of Appeal. On September 4, 2013, the Florida Third District Court of Appeal affirmed the amended final judgment. Lorillard Tobacco’s motion for rehearing of this decision with the Florida Third District Court of Appeal was denied in October 2013. Lorillard Tobacco filed a petition with the Florida Supreme Court seeking review of the intermediate appellate court decision in November 2013, and this petition was denied on September 9, 2014. On September 23, 2014, Lorillard Tobacco made a payment of $38,960,916 to resolve all damages, costs and fees and post-judgment interest. Plaintiff filed a satisfaction of judgment on September 29, 2014 and the Court confirmed satisfaction of judgment on October 3, 2014. This case is concluded.

•	In Calloway v. R.J. Reynolds Tobacco Co. (Circuit Court, Seventeenth Judicial Circuit, Broward County, Florida), the jury awarded plaintiff and a daughter of the decedent a total of $20,500,000 in compensatory damages in May 2012. The jury apportioned 20.5% of the fault for the smoker’s injuries to the smoker, 27% to RJR Tobacco, 25% to Philip Morris, 18% to Lorillard Tobacco, and 9.5% to Liggett. The jury awarded $12,600,000 in punitive damages from Lorillard Tobacco and $42,250,000 from the other defendants, for a total punitive damages award of $54,850,000. In August 2012, the court granted a post-trial motion by the defendants and lowered the compensatory damages award to $16,100,000. The court also ruled that the jury’s finding on the smoker’s percentage of comparative fault would not be applied to reduce the compensatory damage award because the jury found in favor of the plaintiff on her claims alleging intentional conduct. In August 2012, the court entered final judgment against defendants in the amount of $16,100,000 in compensatory damages, jointly and severally, and $54,850,000 ($12,600,000 from Lorillard Tobacco) in punitive damages. Defendants filed a notice of appeal from the final judgment to the Florida Fourth District Court of Appeal. Oral argument occurred on June 16, 2015. On January 6, 2016, the Florida Fourth District Court of Appeal reversed the fraudulent concealment and conspiracy claims, reversed the punitive damages award and remanded the case for a new trial on those issues. On September 23, 2016, the Florida Fourth District Court of Appeal, sitting en banc, reversed the judgment in its entirety and remanded the case for a new trial. On March 16, 2017, the Florida Supreme Court declined to accept jurisdiction of the case. The new trial has not been scheduled. The deadline for the plaintiff to file a petition for writ of certiorari with the U.S. Supreme Court is June 14, 2017.

•	In Evers v. R.J. Reynolds Tobacco Co. (Circuit Court, Thirteenth Judicial Circuit, Hillsborough County, Florida), the jury awarded plaintiff and the estate of the decedent a total of $3,230,000 in compensatory damages in February 2013. The jury apportioned 31% of the fault for the smoker’s injuries to the smoker, 60% to RJR Tobacco and 9% to Lorillard Tobacco. The jury found that punitive damages against Lorillard Tobacco were not warranted and awarded $12,362,042 in punitive damages from RJR Tobacco only. The Court granted a post-trial motion by RJR Tobacco for a directed verdict on punitive damages and, as a result, the jury’s punitive damages award was set aside. The Court denied a motion filed by the plaintiff to reconsider the directed verdict. At a post-trial hearing, the plaintiff waived entitlement to the jury’s loss of services award which amounted to $280,000 of the total compensatory damages award. In May 2013, the court entered a final judgment that applied the jury’s comparative fault determinations and awarded plaintiff and the estate of the decedent $2,035,500 in compensatory damages ($265,500 from Lorillard Tobacco), plus the statutory rate of interest. Plaintiff and defendants have both appealed the final judgment to the Florida Second District Court of Appeal. On July 8, 2015, RJR Tobacco filed a motion to substitute RJR Tobacco in place of Lorillard Tobacco in the on-going appeal. The substitution was granted on July 13, 2015. On November 6, 2015, the Florida Second District Court of Appeal reversed and reinstated the jury’s verdict on the plaintiff’s claims for fraud by concealment and conspiracy to commit fraud by concealment. As a result, the punitive damages awarded against RJR Tobacco were reinstated. On remand, the jury’s verdict was reinstated. On March 14, 2016, the trial court entered an amended final judgment against RJR Tobacco in the amount of $2.95 million, in compensatory damages and $12.36 million in punitive damages. In April 2016, the defendant appealed to the Florida Second District Court of Appeal and posted a supersedeas bond in the amount of $5 million. Oral argument occurred on February 7, 2017. A decision is pending.

•	In Cohen v. R.J. Reynolds Tobacco Co. (Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, Florida), the jury awarded plaintiff and the estate of the decedent a total of $2,055,050 in compensatory damages in May 2013. The jury apportioned 40% of the fault for the smoker’s injuries to the smoker, 30% to RJR Tobacco, 20% to Lorillard Tobacco, and 10% to Liggett. The jury found that punitive damages were not warranted against any of the defendants. On May 6, 2013, the Court entered final judgment against defendants in the amount of $1,233,030 ($411,010 from Lorillard Tobacco) plus 4.75% annual interest. On July 10, 2013, the Court entered an order granting defendants’ motion for a new trial based on the plaintiff’s improper arguments during closing. This order effectively vacated the final judgment. Plaintiff and defendants have both appealed the order granting the motion for new trial to the Florida Fourth District Court of Appeal. The new trial date has not been scheduled. On September 2, 2015, RJR Tobacco filed a motion to substitute RJR Tobacco in place of Lorillard Tobacco, which was granted on September 11, 2015. On September 7, 2016, the Florida Fourth District Court of Appeal affirmed the trial court’s order granting the defendants’ motion for a new trial. The Florida Supreme Court declined to accept jurisdiction of the case on March 16, 2017. The deadline for the plaintiff to file a petition for writ of certiorari with the U.S. Supreme Court is June 14, 2017.

•	In LaMotte v. R.J. Reynolds Tobacco Co. (Circuit Court, First Judicial Circuit, Escambia County, Florida), the jury returned a verdict in favor of the defendants in May 2013. The Court entered final judgment in favor of the defendants in May 2013. Plaintiff has agreed to waive any post-trial or appellate review of the verdict and judgment, and defendants have agreed not to seek to recover costs or fees. This case is concluded.

•	In Ruffo v. R.J. Reynolds Tobacco Co. (Circuit Court, Eleventh Judicial Circuit, Miami-Dade County, Florida), the jury awarded plaintiff $1,500,000 in compensatory damages in May 2013. The jury apportioned 85% of the fault for the smoker’s injuries to the smoker, 12% to Philip Morris, and 3% to Lorillard Tobacco. Defendants’ post-trial motions challenging the verdict were denied. On October 4, 2013, the Court entered a final judgment against defendants that applied the jury’s comparative fault determinations and awarded plaintiff $225,000 in compensatory damages ($45,000 from Lorillard Tobacco) plus the statutory rate of interest. Defendants noticed an appeal from the final judgment to the Florida Third District Court of Appeal. On May 12, 2014, the trial court entered an order confirming that Lorillard Tobacco had satisfied the judgment awarding compensatory damages and post-judgment interest for an amount totaling $46,857. On May 9, 2014, the Florida Third District Court of Appeal entered an order recognizing Lorillard Tobacco’s voluntary dismissal of their appeal to the final judgment. On November 19, 2014 the Florida Third District Court of Appeal affirmed the final judgment as to Philip Morris. This case is concluded.

•	In Gafney v. R.J. Reynolds Tobacco Co. (Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, Florida), the jury awarded plaintiff a total of $5,800,000 in compensatory damages in September 2013. The jury apportioned 34% of the fault for the smoker’s injuries to the smoker, 33% to RJR Tobacco, and 33% to Lorillard Tobacco. Lorillard, Inc. was also a defendant in this trial but damages and comparative fault were not assessed separately for Lorillard, Inc. Because the jury found in favor of the defendants on the claims alleging intentional conduct, the plaintiff was not entitled to punitive damages. On September 26, 2013, the Court entered a final judgment that applied the jury’s comparative fault determinations and awarded the plaintiff a total of $3,828,000 in compensatory damages ($1,914,000 from Lorillard Tobacco), plus the statutory rate of interest. Defendants’ post-trial motions challenging the verdict were denied in November 2013. Defendants noticed an appeal from the final judgment to the Florida Fourth District Court of Appeal. On September 28, 2015, RJR Tobacco filed a motion to substitute RJR Tobacco in place of Lorillard Tobacco, which was granted on October 2, 2015. On March 23, 2016, the Florida Fourth District Court of Appeal reversed the judgment of the trial court and remanded for a new trial due to improper comments made to the jury during plaintiff’s counsel’s closing arguments. In August 2016, the Florida Supreme Court declined to accept jurisdiction of the case. The new trial has not been scheduled.

•

In Jacobson v. R.J. Reynolds Tobacco Co. (Federal Court, Southern District, Miami, Florida), the jury returned a verdict in favor of the defendants on October 29, 2013. The Court entered final judgment in favor of the defendants on October 30, 2013. Plaintiff filed a motion for new trial which was denied in January 2014. On February 10, 2014, the Court entered an order granting Lorillard Tobacco’s motion for attorneys’ fees and costs. Lorillard Tobacco has agreed not to enforce its right to fees and costs in exchange for plaintiff’s agreement not to pursue an appeal of the verdict. This case is concluded.

•	In Chamberlain v. R. J. Reynolds Tobacco Co. (Federal Court, Middle District, Jacksonville, Florida) the jury returned a verdict in favor of the defendants on November 15, 2013. The Court entered final judgment in favor of the defendants on November 20, 2013. Plaintiff’s motion for new trial was denied on April 25, 2014. On June 27, 2014, plaintiff filed a notice of appeal from the final judgment with the Eleventh Circuit Court of Appeals. On December 3, 2014, the Eleventh Circuit Court of Appeals dismissed the appeal from the final judgment, ruling that the filing date was past the deadline to appeal. This case is concluded.

•	In Burkhart v. R.J. Reynolds Tobacco Co. (Federal Court, Middle District, Jacksonville, Florida), the jury awarded plaintiff a total of $5,000,000 in compensatory damages on May 15, 2014. The jury apportioned 50% of the fault for the smoker’s injuries to the smoker, 25% to RJR Tobacco, 15% to Philip Morris, and 10% to Lorillard Tobacco. The jury awarded $500,000 in punitive damages from Lorillard Tobacco and $2,000,000 from the other defendants for a total punitive damages award of $2,500,000. The Court ruled that the jury’s finding on the plaintiff’s percentage of comparative fault would not be applied to reduce the compensatory damage award because the jury found in favor of the plaintiff on her claims alleging intentional conduct. On June 11, 2014, the Court entered a final judgment against defendants in the amount of $5,000,000 in compensatory damages, jointly and severally, and $2,500,000 ($500,000 from Lorillard Tobacco) in punitive damages, plus the statutory rate of interest. The Court denied defendants’ post-trial motions challenging the verdict. On October 10, 2014, defendants filed a notice of appeal from the final judgment with the Eleventh Circuit Court of Appeals. Oral argument occurred on September 29, 2015. A decision is pending. This case is not subject to the tentative federal settlement discussed above.

•	In Harris v. R.J. Reynolds Tobacco Co. (Federal Court, Middle District, Jacksonville, Florida), on July 31, 2014, the jury found that one of the smoker’s alleged Engle qualifying diseases did not manifest prior to the cut-off period for membership in the Engle class, and that the smoker’s other alleged Engle qualifying disease was not caused by the smoker’s addiction to cigarettes containing nicotine. However, the jury awarded compensatory damages on plaintiff’s survival and wrongful death claims in the total amount of $1,726,650. The jury apportioned 60% of the fault for the smoker’s injuries to the smoker, 15% to Philip Morris, 15% to RJR Tobacco, and 10% to Lorillard Tobacco, in connection with plaintiff’s survival claims. The jury apportioned 70% of the fault for the smoker’s injuries to the smoker, 10% to Philip Morris, 10% to RJR Tobacco, and 10% to Lorillard Tobacco, in connection with plaintiff’s wrongful death claims. Because the jury found in favor of the defendants on the claims alleging intentional conduct, the plaintiff was not entitled to punitive damages. On August 13, 2014, defendants filed a motion for entry of judgment in favor of all defendants, arguing that the jury’s findings establish that the smoker was not an Engle class member. On December 17, 2014, the Court denied defendants’ motion. On December 18, 2014, the Court entered final judgment, awarding $1,726,650 in compensatory damages in a lump sum against all defendants. The jury’s comparative fault determinations were not applied despite the jury’s finding in favor of the defendants on the claims alleging intentional conduct. On January 15, 2015, defendants filed additional post-trial motions challenging the verdict and the final judgment. Plaintiff does not oppose applying the jury’s comparative fault determinations to the final judgment. The Court had not ruled on these motions. On April 30, 2015, the court stayed all post-trial proceedings pending resolution of any petition for en banc consideration and rehearing in Graham v. R. J. Reynolds Tobacco Co. This case is not subject to the tentative federal settlement discussed above.

•

In Irimi v. R.J. Reynolds Tobacco Co. (Circuit Court, Seventeenth Judicial Circuit, Broward County, Florida), the jury awarded plaintiff a total of $3,123,437 in compensatory damages on August 28, 2014. The jury apportioned 70% of the fault for the smoker’s injuries to the smoker, 14.5% to Lorillard Tobacco, 14.5% to RJR Tobacco, and 1% to Liggett. Because the jury found in favor of the defendants on the claims alleging intentional conduct, the plaintiff was not entitled to punitive damages. Defendants filed post-trial motions challenging the verdict and plaintiff filed a motion for a new trial on the issue of entitlement to punitive damages. On December 18, 2014, the Court entered a final judgment that applied the jury’s comparative fault determinations and awarded the plaintiff a total of $937,031 in compensatory damages

($452,898 from Lorillard Tobacco), plus the statutory rate of interest. On January 27, 2015, the Court entered an order granting defendants’ motion for a new trial based on improper jury selection procedures, which effectively vacates the final judgment. Plaintiff filed a motion for rehearing on February 4, 2015, which was denied on February 16, 2015. On February 23, 2015, the plaintiff and the defendants filed notices of appeal to the Florida Fourth District Court of Appeal from the order granting a new trial. Briefing is complete. Oral argument is scheduled for June 20, 2017.

•	In Lourie v. R.J. Reynolds Tobacco Co. (Circuit Court, Thirteenth Judicial Circuit, Hillsborough County, Florida), the jury awarded plaintiff and a son of the decedent a total of $1,371,549 in compensatory damages on October 10, 2014. The jury apportioned 63% of the fault for the smoker’s injuries to the smoker, 27% to Philip Morris, 7% to Lorillard Tobacco, and 3% to RJR Tobacco. The jury found that punitive damages were not warranted against any of the defendants. The Court denied defendants’ post-trial motions challenging the verdict. On November 6, 2014, the Court entered a final judgment that applied the jury’s comparative fault determinations and awarded plaintiff and a son of the decedent a total of $507,473 in compensatory damages ($96,008 from Lorillard Tobacco), plus the statutory rate of interest. Defendants have noticed an appeal from the final judgment to the Florida Second District Court of Appeal. On August 10, 2016, the Florida Second District Court of Appeal affirmed the final judgment. The defendants filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court on September 8, 2016. On April 25, 2017, the Florida Supreme Court ordered the defendants to show cause why jurisdictions should not be declined based on the decision in Marotta v. R. J. Reynolds Tobacco Co.

•	In Perrotto v. R.J. Reynolds Tobacco Co. (Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, Florida), the jury awarded plaintiff a total of $4,087,339 in compensatory damages on November 21, 2014. The jury apportioned 49% of the fault for the smoker’s injuries to the smoker, 25% to Philip Morris, 20% to RJR Tobacco, 6% to Lorillard Tobacco, and 0% to Liggett. Because the jury found in favor of the defendants on the claims alleging intentional conduct, the plaintiff was not entitled to punitive damages. On December 4, 2014, the Court entered a final judgment that applied the jury’s comparative fault determinations and awarded the plaintiff a total of $2,084,545 in compensatory damages ($245,240 from Lorillard Tobacco), plus the statutory rate of interest. Defendants have filed post-trial motions challenging the verdict, and the plaintiff has filed a post-trial motion seeking a new trial on entitlement to punitive damages. In May 2016, the court granted the plaintiff’s motion for a new trial on punitive damages but denied it in all other respects. The new trial is scheduled to begin June 5, 2017.

Since June 11, 2015, one case in which Lorillard Tobacco was a defendant was tried.

•	In McCoy v. R. J. Reynolds Tobacco Co. (Circuit Court, Nineteenth Judicial Circuit, Broward County, Florida), the jury awarded plaintiff a total of $1,500,000 in compensatory damages on July 13, 2015. The jury apportioned 35% of the fault for the smoker’s injuries to the smoker, 25% to RJR Tobacco, 20% to Lorillard Tobacco, and 20% to Philip Morris. The jury awarded $3,000,000 in punitive damages from each defendant for a total punitive damages award of $9,000,000. On August 10, 2015, the court entered final judgment against RJR Tobacco, RJR Tobacco as successor-by-merger to Lorillard Tobacco, and Philip Morris, jointly and severally, in the amount of $1,500,000 in compensatory damages and $3,000,000 in punitive damages against each of RJR Tobacco, RJR Tobacco as successor-by-merger to Lorillard Tobacco, and Philip Morris. The defendants appealed to the Florida Fourth District Court of Appeal and posted a supersedeas bond in the amount of approximately $3.35 million, and the plaintiff filed a notice of cross appeal. Briefing is complete. Oral argument has not been scheduled.

In addition, Lorillard Tobacco was a defendant in two trials that did not result in a complete verdict:

•	In Landau v. R.J. Reynolds Tobacco Co. (Federal Court, Middle District, Jacksonville, Florida), on February 18, 2015, the jury returned a verdict in favor of the plaintiff on liability and awarded plaintiff $100,000 in compensatory damages. The jury apportioned 75% of the fault for the smoker’s injuries to the smoker and 25% to Lorillard Tobacco. The jury also determined that the plaintiff was entitled to punitive damages. During the Phase II portion of the trial, to determine the amount of punitive damages, the case was resolved in its entirety by the parties. This case is concluded.

•	In Caprio v. R.J. Reynolds Tobacco Co. (Circuit Court, Seventeenth Judicial Circuit, Broward County, Florida), on February 24, 2015, the jury returned an incomplete verdict form that awarded plaintiff $559,172 in compensatory damages for lost earnings and medical expenses. The jury apportioned 40% of the fault for the smoker’s injuries to the smoker, 25% to Philip Morris, 20% to RJR Tobacco, 10% to Lorillard Tobacco, and 5% to Liggett. The jury did not answer the question as to plaintiff’s amount of damages for pain and suffering, nor did the jury answer the question as to whether punitive damages were warranted against any of the defendants. The defendants filed motions for mistrial and for a new trial. The plaintiff filed a motion to retain the findings of the jury. The court denied the defendants’ post-trial motions in May 2015. A new trial will be held on the remaining issues, including comparative fault allocation. The defendants filed a notice of appeal to the Florida Fourth District Court of Appeal on May 26, 2015. The plaintiff filed a motion to dismiss the appeal on June 16, 2015. On January 22, 2017, the defendants dismissed their appeal. The case remains pending in the trial court. The new trial is scheduled for the July 5 – September 29, 2017 trial docket.

As of June 11, 2015, verdicts have been returned in 144 Engle Progeny trials since the Florida Supreme Court issued its 2006 ruling that permitted members of the Engle class to bring individual lawsuits in which neither Lorillard, Inc. nor Lorillard Tobacco was a defendant at trial. Juries awarded compensatory damages and punitive damages in 47 of the trials. In 46 of those 47 trials, the amount of punitive damages awarded has totaled approximately $901.7 million and ranged from $20,000 to $244 million. In July 2014, punitive damages of $23.6 billion were awarded in one of these cases. In that case, the Court granted in part a post-trial motion filed by the defendant and reduced the punitive damages to approximately $17 million. The defendant objected to the amount awarded and the Court ordered a new trial on the amount of punitive damages only. In 40 of the trials, juries’ awards were limited to compensatory damages. In the 57 remaining trials, juries found in favor of the defendants. Post-trial motions challenging the verdicts in some cases and appeals from final judgments in some cases are pending before various Florida circuit and intermediate appellate courts. As of June 11, 2015, one verdict in favor of the defendants and four verdicts in favor of the plaintiff have been reversed on appeal and returned to the trial court for a new trial on all issues. In ten cases, the intermediate appellate courts have ruled that the issue of damages awarded must be revisited by the trial court. As discussed above, the Florida Supreme Court reinstated a punitive damages award that had been reversed by an intermediate appellate court, and the Eleventh Circuit Court of Appeals reversed a judgment awarding compensatory damages. Motions for rehearing of these appellate court rulings are pending in some cases.

In June 2009, Florida amended the security requirements for a stay of execution of any judgment during the pendency of appeal in Engle Progeny Cases. The amended statute provides for the amount of security for individual Engle Progeny Cases to vary within prescribed limits based on the number of adverse judgments that are pending on appeal at a given time. The required security decreases as the number of appeals increases to ensure that the total security posted or deposited does not exceed $200 million in the aggregate. This amended statute applies to all judgments entered on or after June 16, 2009. The plaintiffs in some cases challenged the constitutionality of the amended statute. These motions were denied, withdrawn or declared moot. In January 2012, the Florida Supreme Court agreed to review one of the orders denying a challenge to the amended statute. In August 2012, the Florida Supreme Court dismissed the appeal as moot because the defendant had satisfied the judgment.

West Virginia Individual Personal Injury Cases

The West Virginia Individual Personal Injury Cases (the “IPIC Cases”) were brought by individuals who alleged cancer or other health effects caused by smoking cigarettes, smoking cigars, or using smokeless tobacco products. In September 2000, there were approximately 1,250 IPIC Cases, and Lorillard Tobacco was named in all but a few of them. Lorillard, Inc. was not a defendant in any of the IPIC Cases. Plaintiffs in most of the IPIC Cases alleged injuries from smoking cigarettes, and the claims alleging injury from smoking cigarettes were consolidated for a multi-phase trial. The order that consolidated those claims for trial limited the consolidation to cases that were filed by September 2000.

Approximately 645 IPIC Cases were dismissed in their entirety before trial. Lorillard Tobacco was dismissed from approximately 565 additional IPIC Cases because those plaintiffs did not submit evidence that they used a Lorillard Tobacco product. At the time the Phase I trial began, Lorillard Tobacco was a defendant in 31 of the then-pending IPIC Cases.

The first phase of the consolidated trial began April 15, 2013, and ended with a Phase I verdict returned by the jury on May 15, 2013. In its verdict, the jury found against plaintiffs on their claims for design defect, negligent design, failure to warn, intentional concealment and breach of express warranty. The jury found for plaintiffs on their claim that all ventilated filter cigarettes manufactured and sold by the defendants between 1964 and July 1, 1969 were defective because of a failure to instruct, but found that defendants’ conduct was not willful or wanton. In pleadings filed before trial, no plaintiff in an IPIC Case that was part of the Phase I trial claimed that their injuries were caused by smoking a ventilated filter cigarette manufactured and sold by Lorillard Tobacco between 1964 and July 1, 1969.

On September 16, 2013, the court entered a judgment on the jury’s Phase I verdict and entered a separate order denying the parties’ post-trial motions. Plaintiffs filed a motion to alter or amend the judgment on September 24, 2013. In a telephone conference on October 7, 2013 (memorialized in an order entered October 28, 2013), the court informed the parties that, on its own authority, it was vacating the September 16, 2013 judgment and order. On October 28, 2013, the court entered a new judgment and order. The judgment recited that: 1) ventilated filter cigarettes the defendants manufactured and sold between 1964 and July 1, 1969, were found to be defective due to a failure to instruct consumers as to their use; 2) all other cigarettes manufactured and sold by defendants were not found to be defective; 3) defendants’ conduct did not justify an award of punitive damages; 4) the claims of the individual plaintiffs remain to be decided consistent with the Phase I verdict, and 5) there is no just reason for delay in permitting any appellate rights of the parties to be perfected as to the verdict rendered and this order. The order: 1) denied the parties’ post-trial motions; 2) entered final judgments against the plaintiffs in the approximately 645 IPIC Cases that were dismissed before trial; and 3) stated that those dismissal orders are now final and available for the proper application of the appellate process.

On November 26, 2013, plaintiffs filed a notice of appeal from the judgment and order in the Supreme Court of Appeals of West Virginia. The defendants did not file a separate appeal. On November 3, 2014, the West Virginia Supreme Court of Appeals issued a Memorandum Decision affirming the Phase I judgment and order. On November 26, 2014, the plaintiffs filed a petition for rehearing asking the Court to reconsider its ruling on one of the six grounds the plaintiffs had raised on appeal. On January 8, 2015, the Supreme Court of Appeals refused the petition for rehearing, and on January 15, the Court issued its mandate. On April 3, 2015, approximately 120 of the plaintiffs filed a petition for writ of certiorari in the Supreme Court of the United States. On June 8, 2015, the plaintiffs’ petition for writ of certiorari to the Supreme Court of the United States was denied.

In response to a request from the Mass Litigation Panel, the defendants have identified the 30 IPIC Cases that they believe could be eligible to proceed to a Phase II trial on causation and damages in the remaining failure to instruct claim. The defendants did not identify Lorillard Tobacco as a defendant against which the plaintiffs in those cases could proceed in a Phase II trial because, as stated above, none of the plaintiffs in the IPIC Cases included in the Phase I trial asserted that their injuries were caused by smoking a Lorillard Tobacco ventilated filter cigarette during the relevant time period. Plaintiffs, however, have taken the position that because many cigarette designs use some type of ventilation, 322 cases (including seven in which it is asserted that the smoker used Lorillard Tobacco cigarettes during the relevant period) are eligible to proceed to a Phase II trial. The trial court stated that it would decide the issue of what the phrase “ventilated filter cigarettes” meant as used in the jury’s 2013 verdict form. Plaintiffs have also indicated that some of them may seek to assert that they used brands of cigarettes other than those they identified before trial. On June 8, 2015, the trial court ruled in favor of the defendants’ contention that there are only 30 plaintiffs that arguably claims to have smoked a ventilated cigarette during the relevant period. The claims will be limited to compensatory damages only and will focus on whether the plaintiff actually blocked vents while smoking and, if so, whether such blocking is a proximate cause of the alleged injury. On October 9, 2015, the trial court outlined the procedures it will follow for resolving the claims of the 30 Phase II plaintiffs, which claims will focus on whether plaintiffs blocked cigarette vents and, if so, whether blocking proximately caused their alleged injuries. Five cases were selected to be the first claims tried, and they were tentatively scheduled to be tried beginning on May 1, 2017. In June 2016, the court granted the defendants’ motion to compel and required the plaintiffs to file additional expert disclosures necessary to attempt to proceed with their claims. The court will set a revised discovery and trial schedule after the expert disclosures are tested for admissibility, and it pushed the tentative trial date to May 2018.

The trial court severed from the consolidated proceedings those claims in the IPIC Cases that alleged injury from the use of tobacco products other than cigarettes, including smokeless tobacco and cigars (the “Severed IPIC Claims”). The Severed IPIC Claims involve 30 plaintiffs. Twenty-eight of these plaintiffs have asserted both claims alleging that their injuries were caused by smoking cigarettes as well as claims alleging that their injuries were caused by using other tobacco products. The former claims were included in the consolidated trial of the IPIC Cases, while the latter claims are included in the Severed IPIC Claims. Lorillard Tobacco is a defendant in seven of the Severed IPIC Claims. Lorillard, Inc. is not a defendant in any of the Severed IPIC Claims. Two plaintiffs alleged only that their injuries were caused by using tobacco products other than cigarettes, and no part of their cases was included in the consolidated trial of the IPIC Cases (the “Severed IPIC Cases”). Neither Lorillard, Inc. nor Lorillard Tobacco is a defendant in the Severed IPIC Cases.

The trial court has indicated that it intends to defer any consideration of the Severed IPIC Claims until after the conclusion of Phase II of the consolidated action. None of the Severed IPIC Claims or the Severed IPIC Cases was scheduled for trial as of June 11, 2015.

Flight Attendant Cases

Lorillard Tobacco and three other cigarette manufacturers are the defendants in each of the pending Flight Attendant Cases. Lorillard, Inc. is not a defendant in any of these cases. These suits were filed as a result of a settlement agreement by the parties, including Lorillard Tobacco, in Broin v. Philip Morris Companies, Inc. (Circuit Court, Miami-Dade County, Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997. The period for filing Flight Attendant Cases expired in 2000 and no additional cases in this category may be filed.

The judges who have presided over the cases that have been tried have relied upon an order entered in October 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs’ alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard Tobacco was a defendant in each of the eight Flight Attendant Cases in which verdicts have been returned. Defendants have prevailed in seven of the eight trials. In one of the seven cases in which a defense verdict was returned, the court granted plaintiff’s motion for a new trial and, following appeal, the case has been returned to the trial court for a second trial. The six remaining cases in which defense verdicts were returned are concluded. In the single trial decided for the plaintiff, French v. Philip Morris Incorporated, the jury awarded $5.5 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard Tobacco’s share of the judgment in this matter, including interest, was approximately $60,000.

As of June 11, 2015, none of the Flight Attendant Cases were scheduled for trial. Trial dates are subject to change.

Class Action Cases

Lorillard Tobacco but not Lorillard, Inc. is a defendant in the one pending Class Action Case, Parsons v. A C & S, Inc., in which plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in West Virginia. There has been no substantive activity in this case since February 2001.

Cigarette manufacturers, including Lorillard Tobacco, have defeated motions for class certification in a number of cases. Motions for class certification have also been ruled upon in some of the “lights” cases or in other class actions to which Lorillard Tobacco was a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters. On December 17, 2013, in Caronia v. Philip Morris USA, the New York Court of Appeals, answering a question certified to it by the United States Court of Appeals for the Second Circuit, held that current or former smokers that have not been diagnosed with a smoking-related disease could not pursue an independent cause of action for medical monitoring under New York law.

“Lights” Class Action Cases. As of June 12, 2015, neither Lorillard, Inc. nor Lorillard Tobacco was a defendant in the approximately 16 Class Action Cases in which plaintiffs’ claims are based on the allegedly fraudulent marketing of “light” or “ultra-light” cigarettes. Classes have been certified in some of these cases. In one of these cases, Craft v. Philip Morris USA (Circuit Court, City of St. Louis,

Missouri, filed February 29, 2000), trial began in September 2011. In November 2011, the court ordered a mistrial when the jury was unable to reach a verdict. The retrial of this case commenced January 8, 2014, but was postponed until February 29, 2016. Trial began on March 2, 2016, and on April 7, 2016, the jury returned a defense verdict. The plaintiffs have appealed that decision. In another of the “lights” Class Action Cases, Good v. Altria Group, Inc., the U.S. Supreme Court ruled in December 2008 that neither the Federal Cigarette Labeling and Advertising Act nor the Federal Trade Commission’s regulation of cigarettes’ tar and nicotine disclosures preempts (or bars) some of plaintiffs’ claims. In 2009, the Judicial Panel on Multidistrict Litigation consolidated various federal court “lights” Class Action Cases pending against Philip Morris USA or Altria Group and transferred those cases to the U.S. District Court of Maine (the “MDL cases”). The court denied plaintiffs’ motion for class certification filed in four of the MDL Cases, and a federal appellate court declined to review the class certification order. Following the appellate court’s ruling, plaintiffs dismissed thirteen of the MDL Cases, including Good v. Altria Group, Inc. In April, 2012, the Judicial Panel on Multidistrict Litigation entered an order transferring the four MDL cases that remained pending to the courts in which each originated. These four cases have since been dismissed. On September 23, 2013, in the “Lights” Class Action Case Brown v. The American Tobacco Company, Inc. (Superior Court, San Diego County, California), the Court issued a Statement of Decision that granted judgment in favor of the defendant. The Court held that the defendant misrepresented the health benefits of its “light” cigarette but that plaintiffs were not entitled to restitution or injunctive relief. Final judgment was entered in favor of the defendant on October 15, 2013. In December 2013, plaintiffs filed a notice of appeal of the final judgment. On September 28, 2015, the California Court of Appeal, Fourth Appellate District, Division One, affirmed the final judgment in favor of the defendant. The plaintiffs filed a petition for review with the California Supreme Court, which was denied on December 9, 2015. The plaintiffs did not seek further review. On April 29, 2014, in the “lights” Class Action Case Price v. Philip Morris Incorporated (Circuit Court, Madison County, Illinois), the Fifth Judicial District of the Appellate Court of Illinois reversed the trial court’s denial of plaintiffs’ petition for relief from judgment and reinstated a 2003 verdict awarding damages. The defendant in this case filed a petition for leave to appeal in the Supreme Court of Illinois and on September 24, 2014, the Illinois Supreme Court agreed to hear the appeal. In November 2015, the Illinois Supreme Court (1) vacated the lower courts’ judgments, (2) dismissed the case without prejudice to allow the plaintiffs to file a motion to have the Illinois Supreme Court recall its December 5, 2006, mandate that had reversed the trial court’s 2003 judgment, and (3) directed entry of a judgment of dismissal. The plaintiffs then moved in the Illinois Supreme Court to have that court recall its December 5, 2006 mandate. On January 11, 2016, the Illinois Supreme Court denied the plaintiffs’ motion. The plaintiffs filed a petition for writ of certiorari with the U.S. Supreme Court on January 22, 2016, which was denied on June 20, 2016.

Reimbursement Cases

U.S. Government Case. In August 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government’s reimbursement suit, United States of America v. Philip Morris USA, Inc. (U.S. District Court, District of Columbia, filed September 22, 1999). The final judgment and remedial order concluded a bench trial that began in September 2004. Lorillard Tobacco, other cigarette manufacturers, two parent companies and two trade associations were defendants in this action during trial. Lorillard, Inc. is not a party to this case.

While trial was underway, the U.S. Court of Appeals for the District of Columbia Circuit, referred to as the D.C. Circuit, ruled that plaintiff may not seek to recover profits earned by the defendants. Prior to trial, the government had asserted that it was entitled to approximately $280 billion from the defendants for its claim to recover profits earned by the defendants. The U.S. Supreme Court declined to address the decisions dismissing recovery of profits when it denied review of the government’s and the intervenors’ petitions in June 2010, which effectively disposed of the claim to recover profits in this case.

In its 2006 final judgment and remedial order, the court determined that the defendants, including Lorillard Tobacco, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. The government was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard Tobacco, from engaging in any act of racketeering, as defined under RICO; from making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions include a ban on using such descriptors as “low tar,” “light,” “ultra- light,” “mild” or “natural”); from making any statements that “low tar,” “light,” “ultra-light,” “mild,” “natural” or low-nicotine cigarettes may result in a reduced risk of disease; and from participating in the management or control of certain entities or their successors. The final judgment and remedial order also requires the defendants, including Lorillard Tobacco, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package “onserts” concerning: the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking “low tar,” “light,” “ultra-light,” “mild” or “natural” cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. Lorillard Tobacco accrued estimated costs of approximately $20 million in the first quarter of 2013 to comply with the final judgment and remedial order, which was recorded as a charge to selling, general and administrative expenses in 2013. The final judgment and remedial order also requires defendants, including Lorillard Tobacco, to make disclosures of disaggregated marketing data to the government, and to make document disclosures on a website and in a physical depository. The final judgment and remedial order prohibits each defendant that manufactures cigarettes, including Lorillard Tobacco, from selling any of its cigarette brands or certain elements of its business unless certain conditions are met.

The final judgment and remedial order has not yet been fully implemented. Following trial, the final judgment and remedial order was stayed because the defendants, the government and several intervenors noticed appeals to the D.C Circuit. In May 2009, a three judge panel upheld substantially all of the District Court’s final judgment and remedial order. In September 2009, the D.C.Circuit denied defendants’ rehearing petitions as well as their motion to vacate those statements in the appellate ruling that address defendants’ marketing of “low tar” or “lights” cigarettes, to vacate those parts of the trial court’s judgment on that issue, and to remand the case with instructions to deny as moot the government’s allegations and requested relief regarding “lights” cigarettes. In June 2010, the U.S. Supreme Court denied all parties’ petitions for writ of certiorari. The case was returned to the trial court for implementation of the D.C. Circuit’s directions in its 2009 ruling and for entry of an amended final judgment. On November 27, 2012, the court entered an order prescribing the language the defendants must include in the corrective statements defendants are to make on their websites and through other media. The court directed the parties to engage in discussions to implement the publication of those statements. On January 25, 2013, defendants appealed the court’s November 27, 2012 order to the D.C.Circuit. On February 25, 2013, the D.C. Circuit granted defendants’ unopposed motion to hold the appeal in abeyance pending the district court’s resolution of the issues regarding the implementation of the corrective statements. On January 10, 2014, the parties filed a joint motion requesting that the district court enter a consent order addressing the implementation of the corrective statements remedy. The district court permitted amicus briefs on the implementation issue to be filed by newspapers, broadcasters, and other entities interested in the manner in which the corrective statements would be implemented. On June 2, 2014, the district court entered a consent order implementing the corrective statements remedy. On June 25, 2014, defendants filed a notice of appeal from the June 2, 2014 order. The D.C. Circuit lifted its stay of the 2013 appeal and consolidated the two appeals. Defendants’ opening brief in the consolidated appeal was filed on September 29, 2014. The Washington Legal Foundation filed an amicus curiae brief in support of defendants’ position on October 6, 2014. The government filed its brief on December 1, 2014, and the intervenors filed their brief on December 8, 2014. Also on December 8, 2014, the Tobacco Control Legal Consortium filed an amicus curiae brief in support of the plaintiffs’ position. Defendants’ reply brief was filed on January 7, 2015. The appeal was argued on February 23, 2015. On May 22, 2015, the D.C. Circuit reversed the corrective statements order in part, affirmed in part, and remanded to the district court for further proceedings. On June 30, 2015, the district court held a status conference to discuss briefing and scheduling of future submissions in light of the appellate court’s decision on the corrective statement issue. On July 6, 2015, the U.S. Department of Justice filed a motion for rehearing with the appellate court, which was denied on August 5, 2015. On August 20, 2015, the district court directed the parties to undertake mediation in order to attempt to reach agreement on the wording of the corrective-statements preamble. The parties were unable to reach agreement. On October 1, 2015, the district court held a status conference at which it ordered the parties to propose new corrective-statements preambles and brief their proposals in October and November 2015. On February 8, 2016, the district court entered an order adopting the government’s proposed corrective-statements preamble. The parties then mediated, per the district court’s order, changes to the implementation order necessitated by the new preamble. On April 19, 2016, the district court accepted the parties’ mediated agreement on implementation and entered a superseding consent order with respect to implementation. The superseding consent order stays implementation of the corrective statements until the exhaustion of appeals from the orders establishing the text of those statements and governing implementation details. On April 7, 2016, the defendants and the post-judgment parties regarding remedies noticed an appeal to the D.C. Circuit from the order adopting the government’s proposed corrective-statement preambles. On May 6, 2016, the defendants and post-judgment parties regarding remedies noticed an appeal to the D.C. Circuit from the superseding consent order. On June 7, 2016, the D.C. Circuit granted the unopposed motion of the defendants and the post-judgment parties regarding remedies to consolidate the two appeals. Briefing in the consolidated appeals concluded in late December 2016, and oral argument occurred on February 14, 2017. On April 25, 2017, the D.C. Circuit affirmed in part, reversed in part, and remanded for further proceedings. Additionally, RJR Tobacco appealed the district court’s May 28, 2015, order requiring RJR Tobacco to televise an additional set of corrective statements on behalf of B&W. On November 1, 2016, the D.C. Circuit upheld the order. In light of the corrective-statements implementation requirements, $20 million has been accrued by RJR Tobacco for the estimated costs of the corrective communications and is included in the condensed consolidated balance sheet (unaudited) as of March 31, 2017.

The June 2, 2014 order did not resolve outstanding issues as to whether corrective statements must be posted in retail point-of-sale displays. The parties, as well as two retailer trade groups, filed simultaneous supplemental briefs on that issue in the district court on June 4, 2014. Their simultaneous response briefs were filed on June 18, 2014. As of June 11, 2015, the district court had not entered an amended final judgment regarding the point-of-sale displays.

Settlement of State Reimbursement Litigation. On November 23, 1998, Lorillard Tobacco, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and RJR Tobacco (the “Original Participating Manufacturers”) entered into the Master Settlement Agreement (“MSA”) with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the “Settling States.” The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which together with the MSA are referred to as the “State Settlement Agreements.”

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation. Lorillard Tobacco’s portion of ongoing adjusted settlement payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, Lorillard Tobacco records its portions of ongoing adjusted settlement payments as part of cost of manufactured products sold as the related sales occur.

The State Settlement Agreements require that the domestic tobacco industry make annual payments of $10.4 billion, subject to adjustment for several factors, including inflation, market share and industry volume. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million, and was required to pay an additional amount of up to $125 million in each year through 2008. These payment obligations are the several and not joint obligations of each settling defendant. The State Settlement Agreements also include provisions relating to significant advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws, and other provisions.

Lorillard Tobacco, the other Original Participating Manufacturers and other subsequent participating manufacturers (collectively, the “Participating Manufacturers”) are seeking from the Settling States an adjustment in the amount of payments for 2003 and subsequent years pursuant to a provision in the MSA that permits such adjustment if it is determined that the MSA was a significant factor in their loss of market share to companies not participating in the MSA and that the Settling States failed to diligently enforce certain statutes passed in connection with the MSA. If the Participating Manufacturers are ultimately successful, any recovery would be in the form of reimbursement of proceeds already paid or as a credit against future payments by the Participating Manufacturers.

On December 17, 2012, the Participating Manufacturers, including Lorillard Tobacco, agreed to settle with 17 states and the District of Columbia and Puerto Rico disputes under the MSA involving payment adjustments relating to nonparticipating manufacturers. The Participating Manufacturers presented the settlement to the arbitration panel responsible for adjudicating the 2003 non-participating manufacturer (“NPM”) adjustment dispute with a request that the panel enter it as a partial settlement and award. On March 12, 2013, the arbitration panel issued a Stipulated Partial Settlement and Award that directed the Independent Auditor under the MSA to implement the settlement provisions involved, thereby allowing the settlement to proceed. Since the panel’s ruling, one additional state joined the settlement on April 12, 2013, two additional states joined the settlement on May 24, 2013, one additional state joined the settlement on June 10, 2014, one additional state joined the settlement on June 26, 2014, one additional state joined the settlement on March 24, 2017, and one additional state joined the settlement on April 5, 2017.

The settlement resolves the claims for the years 2003 through 2012 and puts in place a new method for calculating this adjustment beginning in 2013. Under the terms of the settlement, Lorillard Tobacco and other Participating Manufacturers will receive credits against their future MSA payments over six years, and the signatory states will be entitled to receive their allocable share of the amounts currently being held in escrow resulting from these disputes. Lorillard Tobacco currently expects to receive credits over six years of approximately $254 million on its outstanding claims, with $165 million having occurred in April 2013, $36 million in April 2014 (including $14 million received in April 2014 related to the 2003 NPM Adjustment award from the two states that joined the settlement in June 2014), and approximately $53 million over the following five years. The estimate is subject to change depending upon a number of factors included in the calculation of the credit.

Based on the terms of the settlement, during the first quarter of 2013 Lorillard Tobacco recorded a reduction in its State Settlements liability and expense of $165 million and reduced its April 15, 2013 MSA Annual Payment by the same amount. The reduction was partially offset by an increase of $21 million in the State Settlements liability and expense related to the industry Volume Adjustment Offset associated with the increase in the industry aggregate operating income under the agreements with the previously settled states. During the second quarter of 2013, Lorillard Tobacco recorded a reduction in its State Settlements liability and expense of $12 million as a result of the two additional states joining the settlement. The reduction was partially offset by an increase of $1 million in the State Settlements liability and expense related to the industry Volume Adjustment Offset associated with the increase in the industry aggregate operating income under agreements with the previously settled states. During the second quarter of 2014 Lorillard Tobacco recorded a reduction in its State Settlements liability and expense of $14 million as a result of the two additional states joining the settlement.

Lorillard Tobacco will continue to pursue these claims against those states that have not settled. Fourteen states that have not joined the settlement have taken action in state court to prevent the settlement from proceeding or to seek other relief related to the settlement. As of June 11, 2015, claims in six states remained pending as four states withdrew their opposition; one state’s challenge was denied and not appealed; and, as noted above, two additional states joined the settlement and indefinitely stayed their challenges. Two of the states also unsuccessfully sought to preliminarily enjoin the implementation of the settlement. There is no assurance that such attempts will be resolved favorably to Lorillard Tobacco.

On September 11, 2013, the arbitration panel responsible for adjudicating the 2003 NPM adjustment dispute issued a determination that six states failed to diligently enforce escrow provisions applicable to non-participating manufacturers. The six non-diligent states included Indiana, Kentucky, Missouri, New Mexico, Maryland, and Pennsylvania. Nine other states that did not participate in the settlement were considered by the arbitration panel because the OPMs contested the states’ diligence as well. The arbitration panel found those nine states diligent. As a result of the panel’s ruling, the OPMs are entitled to receive $458 million, plus interest and earnings, with Lorillard Tobacco’s share of the principal amount totaling $47 million. The six non-diligent states filed motions in their state courts to vacate the arbitration panel’s non-diligence findings, although two of the states subsequently joined the settlement and agreed to indefinitely stay their challenges. On March 31, 2014, the MSA Independent Auditor issued final calculations for the April 2014 MSA payments that implement the 2003 NPM Adjustment in that fashion.

On April 10, 2014, the MSA court in Pennsylvania issued its rulings on that state’s motion to vacate the arbitration panel’s rulings with respect to that state. The court upheld the arbitration panel’s non-diligence finding for that state. However, the court also ruled that the states that signed the settlement and had been contested in the 2003 NPM Adjustment arbitration would be deemed non-diligent for purposes of calculating that state’s share of the 2003 NPM Adjustment. The MSA Independent Auditor on April 14, 2014 issued revised final calculations for the April 2014 MSA payments that implement the Pennsylvania court’s ruling. The ruling was reflected as an increase of $12 million in Lorillard Tobacco’s April 15, 2014 MSA payment, and resulted in an increase to Lorillard Tobacco’s State Settlement liability and expense of $9 million.The OPMs appealed this ruling and an intermediate court affirmed the MSA court’s ruling on April 10, 2015. The Pennsylvania Supreme Court declined to take the industry’s appeal of that ruling. RJR Tobacco, as successor to Lorillard Tobacco, filed a petition for writ of certiorari with the U.S. Supreme Court on April 21, 2016. On October 11, 2016, the U.S. Supreme Court denied RJR Tobacco’s petition for writ of certiorari. On May 2, 2014, the MSA court in Missouri issued a ruling similar to Pennsylvania, which the OPMs appealed. On June 23, 2014, the MSA Independent Auditor issued revised final calculations for the April 2014 MSA payments that implement the Missouri ruling. The ruling was reflected as an increase in Lorillard Tobacco’s State Settlements liability and expense of $4 million during the second quarter of 2014. On September 22, 2015, the intermediate appellate court in Missouri reversed the MSA court ruling and reinstated the arbitration panel’s approach. Missouri appealed that ruling to the Missouri Supreme Court. On February 17, 2017, the Missouri Supreme Court ruled that the judgment reduction method adopted by the arbitration panel should be modified as originally ordered by the court.

On July 22, 2014, the MSA Independent Auditor issued revised final calculations for the April 2014 MSA payments requiring payment of a portion of the DPA earnings to the states that did not settle, which Lorillard Tobacco has disputed and paid $2 million into the DPA pending its resolution.

On July 23, 2014, the MSA court in Maryland issued a ruling that denied Maryland’s motions to vacate the settlement and the arbitration panel’s non-diligence determination against Maryland for the 2003 NPM Adjustment. Maryland appealed the ruling. On October 2, 2015, the intermediate appellate court in Maryland reversed the trial court and modified the judgment reduction adopted by the arbitration panel, the effect of which was to reduce Lorillard Tobacco’s recovery from this state by $3.7 million. The Maryland Supreme Court declined to take the industry’s appeal of that ruling. RJR Tobacco, as successor to Lorillard Tobacco, filed a petition for writ of certiorari with the U.S. Supreme Court on June 22, 2016. On October 11, 2016, the U.S. Supreme Court denied RJR Tobacco’s petition for writ of certiorari.

From time to time, lawsuits have been brought against Lorillard Tobacco and other participating manufacturers to the MSA, or against one or more of the Settling States, challenging the validity of the MSA on certain grounds, including as a violation of the antitrust laws.

In addition, in connection with the MSA, the Original Participating Manufacturers entered into an agreement to establish a $5.2 billion trust fund payable between 1999 and 2010 to compensate the tobacco growing communities in 14 states (the “Trust”). Payments to the Trust ended in 2005 as a result of an assessment imposed under a federal law, enacted in 2004, repealing the federal supply management program for tobacco growers. Under the law, tobacco quota holders and growers were compensated over 10 years with payments totaling $10.1 billion, funded by an assessment on tobacco manufacturers and importers. Payments under the law to qualifying tobacco quota holders and growers commenced in 2005 and are now complete. Lorillard Tobacco’s final payment was made on September 30, 2014. Lorillard Tobacco recorded pretax charges for its obligations under the law of $28 million for the three months ended March 31, 2014.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in domestic cigarette sales in the premium price and discount price segments, Lorillard’s share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

Filter Cases

In addition to the above, claims have been brought against Lorillard, Inc. and Lorillard Tobacco by individuals who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. As of June 11, 2015, Lorillard Tobacco was a defendant in 64 Filter Cases. Lorillard, Inc. was a defendant in three Filter Cases, including two that also name Lorillard Tobacco. Since January 1, 2012, Lorillard Tobacco has paid, or has reached agreement to pay, a total of approximately $45.2 million in settlements to finally resolve 167 claims. One of the resolved claims was in the case Quirin v. Lorillard Tobacco Co., where a trial began on February 9, 2015, in the United States District Court for the Northern District of Illinois. On February 26, 2015, before the trial was concluded, the parties agreed to resolve the matter. On March 30, 2015, Lorillard Tobacco Company and Hollingsworth & Vose were dismissed with prejudice. Since January 1, 2012, verdicts have been returned in the following three Filter Cases: McGuire v. Lorillard Tobacco Co. and Hollingsworth & Vose Co., tried in the Circuit Court, Division Four, of Jefferson County, Kentucky; Couscouris v. Hatch Grinding Wheels, tried in the Superior Court of the

State of California, Los Angeles; and DeLisle v. A.W. Chesterton Co., tried in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida. Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. In McGuire, tried in the Circuit Court, Division Four, of Jefferson County, Kentucky in 2012, the jury returned a verdict for Lorillard Tobacco and Hollingsworth & Vose, and the Court entered final judgment in May 2012. On February 14, 2014, the Kentucky Court of Appeals affirmed the final judgment in favor of Lorillard Tobacco and Hollingsworth & Vose and on April 3, 2014, the Court of Appeals denied plaintiff’s petition for rehearing. On May 2, 2014, plaintiff moved for discretionary review in the Kentucky Supreme Court, and on February 12, 2015, the Kentucky Supreme Court denied Plaintiff’s motion. This matter is now closed. On October 4, 2012, the jury in the Couscouris case returned a verdict for Lorillard Tobacco and Hollingsworth & Vose, and the court entered final judgment on November 1, 2012. On June 17, 2013, the California Court of Appeal for the Second Appellate District entered an order dismissing the appeal of the final judgment pursuant to plaintiffs’ request, but plaintiffs’ appeal of the cost judgment remained pending. However, plaintiffs abandoned their appeal on June 2, 2014, and on June 4, 2014, the appeal was dismissed. This matter is now closed. On September 13, 2013, the jury in the DeLisle case found in favor of the plaintiffs as to their claims for negligence and strict liability, and awarded $8 million. Lorillard Tobacco is responsible for 44%, or $3.52 million. Judgment was entered on November 6, 2013. Lorillard Tobacco filed its notice of appeal on November 18, 2013. On September 14, 2016, the Fourth DCA ordered a new trial because the trial court erred in admitting certain expert testimony and concluded that the $8 million compensatory damages award should have been remitted. The plaintiffs filed a motion for rehearing or rehearing en banc, which was denied by the Fourth DCA on November 9, 2016. The plaintiffs filed an application for discretionary review by the Florida Supreme Court on December 6, 2016. The Florida Supreme Court has issued a stay of the proceedings in that court pending its disposition of a pending application for review in another case. The matter has not been stayed in the trial court, and post-appeal motions are pending to vacate the final judgment and discharge the surety bonds. The plaintiffs have filed a motion to stay the trial court proceedings in the Florida Supreme Court and a motion to recall the mandate in the Fourth DCA. As of June 11, 2015, 29 Filter Cases were scheduled for trial or placed on courts’ trial calendars. Those trial calendars have since changed.

Tobacco-Related Antitrust Cases

Indirect Purchaser Suits

Approximately 30 antitrust suits were filed in 2000 and 2001 on behalf of putative classes of consumers in various state and federal courts against cigarette manufacturers. The suits all alleged that the defendants entered into agreements to fix the wholesale prices of cigarettes in violation of state antitrust laws which permit indirect purchasers, such as retailers and consumers, to sue under price fixing or consumer fraud statutes. More than 20 states permit such suits. Lorillard Tobacco was a defendant in all but one of these indirect purchaser cases. Lorillard, Inc. was not named as a defendant in any of these cases. Four indirect purchaser suits, in New York, Florida, New Mexico and Michigan, thereafter were dismissed by courts in those states. All other actions, except for a state court action in Kansas, were either voluntarily dismissed or dismissed by the courts.

In the Kansas case, the District Court of Seward County certified a class of Kansas indirect purchasers in 2002. In November 2010, defendants filed a motion for summary judgment, and plaintiffs filed a cross motion for summary judgment in July 2011. In March 2012, the District Court of Seward County granted the defendants’ motions for summary judgment dismissing the Kansas suit. Plaintiff’s motion for reconsideration was denied. On July 18, 2012, plaintiff filed a notice of appeal to the Court of Appeals for the State of Kansas. Briefing on plaintiff’s appeal was completed and argument in the Court of Appeals was held on December 11, 2013. On July 18, 2014, the Court of Appeals affirmed the dismissal of the suit. The plaintiffs filed a petition for review by the Kansas Supreme Court on August 18, 2014. Defendants filed a response on August 29, 2014, and plaintiffs filed their reply brief on September 11, 2014. On June 29, 2015, the court denied the petition for review. The plaintiffs did not seek further review.

Defenses

Lorillard, Inc. and Lorillard Tobacco each believes that it has valid defenses to the cases pending against it as well as valid bases for appeal should any adverse verdicts be returned against either of them. While Lorillard, Inc. and Lorillard Tobacco intend to defend vigorously all litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard, Inc., Lorillard Tobacco or the other defendants. Lorillard, Inc. and Lorillard Tobacco may enter into discussions in an attempt to settle particular cases if there is a decision it is appropriate to do so.

Neither Lorillard, Inc. nor Lorillard Tobacco can predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in United States of America v. Philip Morris USA, Inc., et al., which made many adverse findings regarding the conduct of the defendants, including Lorillard Tobacco, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers. Any such developments could have an adverse effect on the ability of Lorillard, Inc. or Lorillard Tobacco to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard, Inc. or Lorillard Tobacco. Lorillard, Inc. and Lorillard Tobacco also cannot predict the type or extent of litigation that could be brought against them, or against other cigarette manufacturers, in the future.

Indemnification Obligations

In connection with the Separation, Lorillard entered into a separation agreement with Loews (the “Separation Agreement”) and agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’s ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the Separation (including with respect to any product liability claims).

As of June 11, 2015, Loews is a defendant in three pending product liability cases, each of which are purported Class Action Cases. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases.

Electronic Cigarette Matters

Lorillard, Inc.’s wholly owned subsidiaries – LOEC and Cygnet sell electronic cigarettes primarily in the United States and United Kingdom, respectively. From time to time, LOEC and Cygnet may be subject to legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and/or claimed health effects of electronic cigarettes. Adverse outcomes in these matters could have a material adverse effect on the results of operations and financial condition of the electronic cigarettes business.

On April 7, 2014, LOEC filed a complaint for declaratory judgment of trademark non-infringement against Zippmark, Inc. and certain affiliated entities (“Zippo”) in the United States District Court for the Central District of California. The lawsuit was predicated by Zippo’s decision to file oppositions with the United States Patent and Trademark Office’s Trademark Trial and Appeal Board against LOEC’s applications to register certain trademarks for “blu” and allegations that LOEC infringed several of Zippo’s registered trademarks. On May 19, 2014, Zippo filed an answer and counterclaim for trademark infringement. On June 12, 2014, LOEC filed its answer to Zippo’s counterclaim and filed its own counterclaim seeking to cancel certain Zippo trademarks based on descriptiveness and for false/fraudulent registration. On July 8, 2014, Zippo responded to LOEC’s counterclaim and included a counterclaim in reply seeking to cancel LOEC’s registered mark for “blu eCigs.” LOEC responded thereafter denying the asserted claims. In January 2015, the parties agreed to extend the time for discovery. The parties participated in a mediation on April 21, 2015, and settled all claims. On May 4, 2015, the trial court entered an order dismissing all claims with prejudice. LOEC recorded a $9 million charge for this matter, as a component of selling, general and administrative expenses.

In August 2014, Cygnet UK Trading Limited d/b/a blu eCigs (UK) (“Cygnet”) filed for an injunction and declarations with the High Court of Justice in London, England to protect the blu eCigs trademarks in the United Kingdom and throughout the rest of Europe. The injunction seeks to restrain Zippo from threatening Cygnet and others with proceedings in the UK for alleged infringements of Zippo’s trademarks, and the declarations seek to validate Cygnet’s rights to market and sell its products throughout Europe under the blu eCigs brands. Zippo responded to the complaint in October denying that it had threatened Cygnet with Zippo’s trademark infringement proceedings or, alternatively, that if it had threatened Cygnet, that those threats were justified; Zippo also opposed Cygnet’s declaration of non-infringement and brought a counterclaim against Cygnet for infringement of Zippo’s trademarks. In November, Cygnet defended its counterclaim stating that its use of its blu eCigs trademarks did not infringe Zippo’s trademarks on the basis that the trademarks are not identical or similar and that the goods in relation to which they are used are not identical or similar. At the same time, Cygnet also brought a counterclaim against Zippo to revoke Zippo’s trademarks for non-use and to invalidate Zippo’s trademarks in light of their descriptive and/or deceptive nature. Zippo defended the counterclaim in December stating its trademarks had been put to use and denying that the trademarks were either descriptive or deceptive. As part of a global settlement with Zippo, this action in the UK was dismissed.

LOEC was also a party to three patent infringement lawsuits brought by Ruyan Investment (Holdings) Limited and its successor company, Fontem Ventures B.V. (“Fontem”) in the United States District Court for the Central District of California, regarding a series of patents owned by Fontem related to electronic cigarette technology. More specifically, Fontem asserted that LOEC was infringing the Fontem patents by making, using, importing, offering to sell, and/or selling its electronic cigarettes and related products. The parties agreed to dismiss all claims without prejudice in March 2015.

Each of LOEC and Cygnet believes that it has valid claims and defenses in the pending cases as well as valid bases for appeal should any adverse verdicts be returned against either of them. It is not possible to predict the outcome of any of this litigation, which is subject to many uncertainties. It is possible that one or more of the pending actions could be decided unfavorably as to LOEC, Cygnet or other defendants. LOEC and Cygnet may enter into discussions in an attempt to settle particular cases if either believe it is appropriate to do so. LOEC and Cygnet cannot predict the type or extent of legal actions, proceedings and claims that could be brought against either of them or against other electronic cigarette manufacturers in the future.

Other Litigation

Lorillard is also party to other litigation arising in the ordinary course of business. The outcome of this other litigation will not, in the opinion of management, materially affect Lorillard’s results of operations or equity.

20.	Merger Agreement and Merger-Related Litigation

Merger Agreement with Reynolds American Inc.

On July 15, 2014, the Company, Reynolds American Inc., a North Carolina corporation (“RAI”), and Lantern Acquisition Co., a Delaware corporation and a wholly owned subsidiary of RAI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of RAI. At the effective time of the Merger, each share of Company common stock (other than treasury stock held by the Company or owned by a subsidiary of the Company, RAI or Merger Sub and shares owned by shareholders of the Company who have properly made and not withdrawn a demand for appraisal rights) will be converted into the right to receive a unit consisting of (i) $50.50 per share in cash and (ii) 0.2909 fully paid and non-assessable shares of common stock of RAI. On January 28, 2015, the Company’s shareholders adopted the Merger Agreement, and RAI’s shareholders approved the issuance of RAI common stock in the Merger.

In connection with the Merger Agreement, on July 15, 2014, RAI and Lignum-2, L.L.C., a wholly owned subsidiary of Imperial Tobacco Group PLC (“Imperial”), which subsequently changed its name to ITG Brands, LLC (“Imperial Sub”), entered into an asset purchase agreement, pursuant to which Imperial Sub has agreed to purchase, immediately following the completion of the Merger, the Kool, Salem, Winston, Maverick and blu eCigs brands and certain other assets for a total consideration of $7.1 billion in cash (subject to certain adjustments). Also, on July 15, 2014, in connection with the asset purchase, the Company and Imperial Sub entered into a Transfer Agreement, pursuant to which Imperial Sub agreed to acquire certain assets owned by the Company, including its manufacturing and R&D facilities in Greensboro, N.C., and approximately 2,900 employees. On January 28, 2015, the shareholders of Imperial approved the asset purchase.

As discussed below in “Subsequent Events,” the transactions closed on June 12, 2015.

Merger-Related Litigation

The Company, the members of the Company’s board of directors, RAI and British American Tobacco p.l.c. have been named as defendants in putative class action lawsuits brought in the Delaware Court of Chancery by shareholders of the Company challenging the proposed merger with RAI (the “Delaware Actions”). The complaints generally allege, among other things, that the members of the Company’s board of directors breached their fiduciary duties to shareholders of the Company by authorizing the proposed merger of the Company with RAI. The complaints also allege that RAI and BAT aided and abetted the breaches of fiduciary duty allegedly committed by the members of the Company’s board of directors. On November 25, 2014, the court granted a motion for consolidation of the lawsuits into a single action captioned In re Lorillard, Inc. Stockholders Litigation, C.A. No. 9904-CB and appointment of lead plaintiffs and lead counsel. On December 11, 2014, lead plaintiffs filed a motion for a preliminary injunction and a motion to expedite. Plaintiffs filed their opening brief in support of their motion for a preliminary injunction on January 9, 2015.

The Company and RAI believe that these lawsuits are without merit; however, to eliminate the burden, expense and uncertainties inherent in such litigation, on January 15, 2015, the defendants entered into a memorandum of understanding (the “Memorandum of Understanding”) regarding the settlement of the Delaware Actions. The Memorandum of Understanding outlined the terms of the parties’ agreement in principle to settle and release all claims which were or could have been asserted in the Delaware Actions. In consideration for such settlement and release, the parties to the Delaware Actions agreed, among other things, that the Company and RAI would make certain supplemental disclosures to their joint proxy statement/prospectus, dated December 22, 2014, all of which are set forth in a Current Report on Form 8-K that the Company filed with the SEC on January 20, 2015.

The Company and Lorillard subsequently filed supplemental disclosures that mooted the disclosure claims. These supplemental disclosures provided additional information regarding the fairness opinion and financial analyses provided to Lorillard’s board of directors by its financial advisors, the background of the Merger and alternatives to the Merger that were considered by Lorillard’s board of directors and the timing of discussions regarding the composition of the board of directors of the combined company and employment of Lorillard management. On May 18, 2016, the Delaware Court of Chancery dismissed the Delaware Actions with prejudice as to certain plaintiffs and without prejudice as to all other plaintiffs and members of the putative class. The Delaware Court of Chancery retained jurisdiction solely for the purpose of determining the plaintiffs’ counsel’s application for an award of attorneys’ fees and reimbursement of expenses. RAI and plaintiffs’ counsel then agreed that, after the entry of an order closing the Delaware Actions, RAI would pay fees and expenses of $215,000 in full satisfaction of plaintiffs’ counsel’s claims for attorneys’ fees and expenses. On June 22, 2016, the Delaware Court of Chancery issued an order closing the Delaware Actions and approving the agreed-upon payment of attorneys’ fees and expenses. RAI then paid the agreed-upon attorneys’ fees and expenses.

21.	Subsequent Events

Prior to the markets opening June 12, 2015, RAI acquired Lorillard, in a cash and stock transaction, referred to as the Merger, pursuant to which a wholly owned subsidiary of RAI (“Merger Sub”) merged with and into Lorillard, with Lorillard surviving as a wholly owned subsidiary of RAI, all in accordance with an agreement and plan of merger, dated July 15, 2014, among RAI, Merger Sub and Lorillard, referred to as the Merger Agreement.

Also on June 12, 2015, a wholly owned subsidiary, referred to as Imperial Sub, of Imperial Tobacco Group, PLC, referred to as Imperial, acquired for approximately $7.1 billion certain assets (1) owned by RAI subsidiaries or affiliates relating to the cigarette brands WINSTON, KOOL and SALEM, and (2) owned by Lorillard’s subsidiaries or affiliates related to the cigarette brand MAVERICK and the “e-vapor” brand blu (including SKYCIG), as well as owned and leased real property, and certain transferred employees, together with associated liabilities, all in accordance with (x) an asset purchase agreement, dated July 15, 2014, as amended, referred to as the Asset Purchase Agreement, among RAI and Imperial Sub, and for certain provisions of the Asset Purchase Agreement and as guarantor of certain obligations of Imperial Sub, Imperial, and (y) a transfer agreement, dated July 15, 2014, referred to as the Transfer Agreement, between Lorillard and Imperial Sub. The transactions pursuant to the Asset Purchase Agreement and Transfer Agreement are collectively referred to as the Divestiture.

In addition, on June 12, 2015, shortly after the completion of the Merger, Lorillard Tobacco merged with and into RJR Tobacco, with RJR Tobacco continuing as the surviving entity (the “Lorillard Tobacco Merger”). On June 12, 2015, Lorillard Tobacco incurred $149 million in transaction costs as a result of consummation of the Merger. Approximately $79 million of these transaction costs had been paid as of June 11, 2015 and are included in prepaid assets. These costs have not been reflected as expenses in the financial statements herein as they were contingent upon the completion of the Merger.

In conjunction with the Merger and the Lorillard Tobacco Merger, the following transactions also occurred immediately upon the markets opening on June 12, 2015:

•	Lorillard accelerated the vesting of all unvested restricted stock awards and recognized approximately $36 million in stock compensation expense. There was no remaining unamortized expense related to these stock compensation awards; and

•	Lorillard Tobacco terminated the commitments of the lenders under the Revolver.

In June 2015, RAI commenced (1) private offers to exchange, referred to as the Exchange Offers, any and all (to the extent held by eligible holders) of the Notes for a series of new RAI senior notes, referred to as the Exchange Notes, having the same interest payment and maturity dates and interest rate provisions as the corresponding series of Notes, and (2) related consent solicitations, referred to as the Consent Solicitations, of the eligible holders of each series of Notes to amend the Lorillard Tobacco Indenture, with such amendments referred to as the Indenture Amendments.

The Exchange Offers and Consent Solicitations expired on July 10, 2015, referred to as the Expiration Date. Eligible holders who validly tendered, and did not validly withdraw, their Notes in the Exchange Offers (and thereby gave, and did not validly revoke, their consents to the Indenture Amendments) received, upon settlement of the Exchange Offers and Consent Solicitations on July 15, 2015, Exchange Notes in the same principal amount as the Notes tendered therefor plus a consent payment of $2.50 per $1,000 principal amount of Notes tendered. The following table sets forth, as of the Expiration Date, the principal amounts of each series of Notes, in millions, that (1) were validly tendered and not validly withdrawn (and consents thereby validly given and not validly revoked) and (2) were not tendered in the Exchange Offers:

Series of Notes	Principal Amount of Notes Outstanding Prior to Exchange Offers	Principal Amount of Notes Tendered in Exchange Offers	Principal Amount of Notes Not Tendered in Exchange Offers
2.300% notes due 2017	$500	$447	$53
3.500% notes due 2016	500	415	85
3.750% notes due 2023	500	474	26
6.875% notes due 2020	750	641	109
7.000% notes due 2041	250	240	10
8.125% notes due 2019	750	669	81
8.125% notes due 2040	250	237	13

	$3,500	$3,123	$377

RJR Tobacco remains the principal obligor of the Notes that were not tendered in the Exchange Offers.

(Incorporated and registered in England and Wales with company number 03407696)

NOTICE OF GENERAL MEETING

Registered Office:

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

Tel: +44 (0)20 7845 1000

Fax: +44 (0)20 7240 0555

www.bat.com

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of British American Tobacco p.l.c. (the “Company”) will be held on 19 July 2017 at 2pm at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG, United Kingdom to consider and, if thought fit, to pass the following resolution (the “Resolution”) as an ordinary resolution:

ORDINARY RESOLUTION

Resolution 1 - Approval of the Proposed Acquisition and allotment of shares

THAT

A.	the acquisition, by a subsidiary of the Company, of the remaining 57.8% of the common stock of Reynolds American Inc., not already held by the Company or its subsidiaries, which will be effected through a statutory merger pursuant to the laws of North Carolina (the “Proposed Acquisition”), substantially in the manner and on the terms and subject to the conditions of the Merger Agreement (as defined in, and particulars of which are summarised in, the circular of the Company dated 14 June 2017), together with all other agreements and ancillary arrangements contemplated by the Merger Agreement, be and are hereby approved and that the directors of the Company (or any duly authorised committee thereof) be authorised to make any non-material amendments, variations, waivers or extensions to the terms of the Proposed Acquisition or the Merger Agreement which they in their absolute discretion consider necessary, appropriate or desirable and to take all such steps and to do all such things which they consider necessary, appropriate or desirable to implement, or in connection with, the Proposed Acquisition, including, without limitation, the waiver of any conditions to the Merger Agreement; and

B.	without prejudice to all existing authorities conferred on the directors of the Company, the directors of the Company be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”) pursuant to or in connection with the Proposed Acquisition up to an aggregate nominal amount of £108,889,167, provided that this authority shall expire at the conclusion of the Company’s next annual general meeting save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the directors of the Company shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired.

By Order of the Board

Paul McCrory

Secretary

14 June 2017

Registered Office:

Globe House

4 Temple Place

London

WC2R 2PG

Registered in England and Wales No. 03407696

Notes:

1. A BAT shareholder is entitled to appoint another person as his/her proxy to exercise all or any of his/her rights to attend and to speak and vote at the General Meeting in his/her place. A proxy need not be a BAT shareholder.

2. Please refer to Appendix 1 for further information about voting at the General Meeting (including the submission of Proxy Form, PFSA and Voting Instruction Form) and for certain other additional information relating to the General Meeting.

APPENDIX 1: VOTING

Shareholders entitled to attend the General Meeting

1.	Only BAT Shareholders, their attorneys, proxies and authorised representatives of corporations which are BAT Shareholders are entitled to attend, speak and vote at the General Meeting.

Voting: in person (or by attorney)

2.	BAT Shareholders, or their attorneys, who plan to attend the General Meeting are requested, if possible, to arrive at the venue at least 30 minutes prior to the time designated for the General Meeting so that their holding may be checked against the Company’s share register and attendance recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the General Meeting.

Voting: by corporate representatives

3.	A corporate shareholder may authorise a person or persons to act as its representative(s) at the General Meeting. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual BAT Shareholder, provided that they do not do so in relation to the same BAT Shares.

Voting: (1) Proxy Form; and (2) Proxy Form — South Africa

4.	The guidance notes in this section are applicable to both: (1) BAT Shareholders with a Proxy Form; and (2) those certificated BAT Shareholders on the SA Register with a Proxy Form — South Africa (“PFSA”). The particular procedures applicable to a Proxy Form and a PFSA are set out in the following paragraphs.

5.	A BAT Shareholder entitled to attend and vote at the General Meeting is entitled to appoint one or more proxies to exercise all or any of his rights to attend, speak and vote at the General Meeting. A BAT Shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different BAT Share or BAT Shares held by that BAT Shareholder. If multiple proxies are to be appointed, then a separate Proxy Form or PFSA must be completed for each proxy appointment. If you intend appointing additional proxies, please contact Computershare Investor Services PLC (on 0800 408 0094 or +44 370 889 3159) or Computershare Investor Services Proprietary Limited (on 0861 100 634 or by fax on +27 11 688 5238) to obtain (an) additional form(s). Alternatively, you may photocopy the enclosed Proxy Form or PFSA.

6.	The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where the appointment does not specify the proportion or number of the BAT Shareholder’s votes each proxy may exercise, then the proxy is deemed to be authorised for the whole of the BAT Shareholder’s holding (or in the case of a BAT Shareholder with designated accounts, the whole of the holding in the designated account).

7.	A proxy need not be a BAT Shareholder but must attend the General Meeting to represent you. Your proxy can be either an individual (such as the Chairman or another Director of the Company or another person who has agreed to represent you) or a body corporate. Your proxy will vote as you instruct and must attend the General Meeting for your vote to be counted.

Appointing a proxy does not preclude you from attending the General Meeting and voting in person.

8.	If a proxy is not directed how to vote on an item of business the proxy may vote, or abstain from voting, as they think fit. A proxy shall have authority to demand or join in demanding a poll at the General Meeting.

9.	Should any resolution, other than that specified in this Notice of General Meeting, be proposed at the General Meeting, a proxy may vote on that resolution as they think fit.

10.	If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the BAT Shareholder’s behalf on the poll and the BAT Shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

11.	BAT Shareholders who return their Proxy Forms or PFSAs with a direction on how to vote, but do not nominate the identity of their proxy, will be taken to have appointed the Chairman of the General Meeting as their proxy to vote on their behalf. Proxy appointments in favour of the Chairman of the General Meeting, the Secretary or any Director that do not contain a direction on how to vote will be used where possible to support the Resolution proposed in this Notice of General Meeting.

12.	Completed Proxy Forms or PFSAs should be sent to the Company’s Registrars using the pre-addressed envelope provided with this Notice of General Meeting.

13.	To be effective, Proxy Forms must be lodged by 2pm (UK time) on 17 July 2017 for BAT Shareholders registered on the main register of members in the United Kingdom. Proxy Forms lodged after this time will be invalid.

14.	To be effective, PFSAs must be lodged by 3pm (South Africa time) on 17 July 2017 for certificated BAT Shareholders registered on the branch register in South Africa. PFSAs lodged after this time will be invalid.

15.	Proxy Forms may be lodged using one of the following methods:

(1)	by returning a completed Proxy Form by post to:

The Registrar for British American Tobacco p.l.c.

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol

BS99 6ZZ

United Kingdom

or

(2)	by recording the proxy appointment electronically via the internet at www.eproxyappointment.com or by scanning the QR code at the top of the Proxy Form with your Smartphone. Full details of the procedure are given on that website and your Control Number, Shareholder Reference Number (SRN) and PIN can be found on your Proxy Form or email notification. Electronic proxy appointments must be received by Computershare Investor Services PLC no later than 2pm (UK time) on 17 July 2017.

16.	PFSAs may be lodged by using one of the following methods:

(1)	by returning a completed PFSA by post to:

The Registrar for British American Tobacco p.l.c.

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

(PO Box 61051, Marshalltown 2107)

South Africa

or

(2)	by recording the proxy appointment electronically via the internet at www.eproxyappointment.com.

Full details of the procedure are given on that website and your Control Number, Shareholder Reference Number (SRN) and PIN can be found on your PFSA or email notification. Electronic proxy appointments must be received by 3pm (South Africa time) on 17 July 2017.

A completed PFSA may also be lodged by:

(1)	a faxed copy to Computershare Investor Services Proprietary Limited on +27 11 688 5238; or

(2)	a scanned copy by email to Computershare Investor Services Proprietary Limited at proxy@computershare.co.za.

17.	The Proxy Form or PFSA must be signed by the BAT Shareholder or the BAT Shareholder’s attorney. A Proxy Form or PFSA must be completed by, or on behalf of, the BAT Shareholder making the appointment. A corporation may execute a Proxy Form or PFSA either under its common seal or under the hand of a duly authorised officer(s). Where the appointment of a proxy is signed by the appointer’s attorney, a certified copy of the power of attorney, or the power itself, must be received by Computershare Investor Services PLC or Computershare Investor Services Proprietary Limited (as appropriate) by the deadlines stated in paragraphs 13 and 14 respectively.

18.	In the case of joint holders, any one holder may sign the Proxy Form or PFSA. The vote of the senior holder who tenders a vote will be counted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names appear on the register of BAT Shareholders.

19.	BAT Shareholders who return a Proxy Form or PFSA or register the appointment of a proxy electronically will still be able to attend the General Meeting and vote in person if they so wish. If you attend the General Meeting in person and vote, then your proxy appointment will automatically be terminated.

20.	A copy of this Notice has been sent for information only to persons who have been nominated by a member to enjoy information rights under section 146 of the Companies Act 2006 (“nominated persons”). The right to appoint a proxy does not apply to nominated persons. However, nominated persons may have a right under an agreement with the registered BAT Shareholder who holds the BAT Shares on their behalf to be appointed (or to have someone else appointed) as a proxy.

Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the BAT Shares as to the exercise of the voting rights. Nominated persons should also remember that their main point of contact in terms of their investment in the Company remains the BAT Shareholder who nominated the nominated person to enjoy information rights (or, perhaps, the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that BAT Shareholder, custodian or broker (and not the Company) regarding any changes or queries relating to the nominated person’s personal details and interest in the Company (including any administrative matter). The only exception to this is where the Company expressly requests a response from a nominated person.

Voting: the CREST electronic proxy appointment service

21.	BAT Shareholders who are CREST members with BAT Shares held in uncertificated form who wish to appoint a proxy or proxies are encouraged to use the CREST electronic proxy appointment service by using the procedures described in the CREST Manual on the Euroclear website www.euroclear.com/crest. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

22.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in paragraph 13 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

23.

CREST members and, where applicable, their CREST sponsors or voting service provider(s), should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In connection with this, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

24.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Voting: voting instruction form for owners of BAT Shares dematerialised into Strate (“Voting Instruction Form”)

25.	Beneficial owners of BAT Shares on the South Africa branch register which are dematerialised through Strate (other than those referred to in paragraph 26 below) should promptly provide their Central Securities Depositary Participant (“CSDP”) or broker with their voting instructions under the terms of the custody agreement entered into between the beneficial owner and CSDP or broker. The enclosed Voting Instruction Form may be used for this purpose (although such BAT Shareholders are advised to check this form for consistency with the custody agreement concluded between them and their CSDP or broker).

26.	Beneficial owners who appointed Computershare Limited as their CSDP, with the instruction that their BAT Shares are to be registered in the electronic sub-register of members in their own names, must complete the Voting Instruction Form and return it no later than 3pm (South Africa time) on 17 July 2017 to:

The Registrar for British American Tobacco p.l.c.

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

(PO Box 61051, Marshalltown 2107)

South Africa

A completed Voting Instruction Form may also be faxed to Computershare Investor Services Proprietary Limited on +27 11 688 5238. A Voting Instruction Form lodged after 3pm (South Africa time) on 17 July 2017 will be deemed to be invalid. The Voting Instruction Form must be signed by the BAT Shareholder or the BAT Shareholder’s attorney. The Voting Instruction Form must be completed by, or on behalf of, the BAT Shareholder giving the instructions. A corporation may execute the Voting Instruction Form either under its common seal or under the hand of a duly authorised officer(s). Where the Voting Instruction Form is signed by an attorney, a certified copy of the power of attorney, or the power itself, must be received by Computershare Investor Services Proprietary Limited at the address above or by facsimile to +27 11 688 5238 by 3pm (South Africa time) on 17 July 2017. If facsimile transmission is used the power of attorney must be certified.

Holders of dematerialised BAT Shares who appointed Computershare Limited as their CSDP with the instruction that their BAT Shares are to be registered in the electronic sub-register of members in their own name and who wish to register an electronic appointment of proxy, may do so at www.eproxyappointment.com. Full details of the procedure are given on that website and your Control Number, Shareholder Reference Number (“SRN”) and PIN can be found on your Voting Instruction Form. Electronic proxy appointments must be received by 3pm (South Africa time) on 17 July 2017.

27.	Beneficial owners of BAT Shares which are dematerialised through Strate (including those who have ‘own name’ registration) wishing to attend the General Meeting in person should promptly contact their CSDP or broker to obtain a letter of representation to enable them to do so.

28.	Voting Instruction Forms and requests for letters of representation must be submitted by the relevant CSDP or broker no later than 3pm (South Africa time) on 17 July 2017 so that they may be collated and verified by Strate prior to the General Meeting. Beneficial owners should therefore submit their Voting Instruction Form or request for a letter of representation to their CSDP or broker within the time period required by the CSDP or broker or as stipulated in the custody agreement between the beneficial owner and the CSDP or broker.

Employee Share Ownership Plan — form of direction

29.	Participants in the Company’s Employee Share Ownership Plan (the “Plan”) may direct the trustee of the Plan (the “Trustee”) to vote on their behalf by registering their vote electronically (see paragraph 15(2) above) with the Trustee no later than 2pm (UK time) on 17 July 2017.

Vested Share Account

30.	Individuals who are or were employed by a company in the British American Tobacco Group and who have deposited BAT Shares with Computershare Company Nominees Limited (the “Nominee”) in connection with the Vested Share Account may exercise their voting rights in respect of those shares by registering their vote electronically (see paragraph 15(2) above) with the Nominee no later than 2pm (UK time) on 17 July 2017.

Shareholders who are entitled to vote

31.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001 the Company gives notice that the time by which a person must be entered on the register of members (the main register/the South Africa branch register) in order to attend or vote at the General Meeting or adjourned General Meeting (and for calculating the number of votes such a person may cast) is 6pm (UK time), in the case of the main register, and, in the case of the South Africa branch register, 7pm (South Africa time), on the date which is two days prior to the General Meeting or adjourned General Meeting. Changes to entries on the register of securities after the relevant time will be disregarded in determining the rights of any person to attend or vote (and the number of votes they may cast) at the General Meeting or adjourned General Meeting.

Conduct of the General Meeting

32.	The quorum for the General Meeting will be two persons entitled to vote upon the business to be transacted, each being a BAT Shareholder, or a proxy for a BAT Shareholder, or a duly authorised representative of a corporation which is a BAT Shareholder.

33.	The Company must cause to be answered at the General Meeting any question relating to the business being dealt with at the General Meeting which is put by a member attending the General Meeting, except (1) if to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information, (2) if the answer has already been given on a website in the form of an answer to a question, or (3) if it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

34.	Voting on the Resolution at this General Meeting will be conducted on a poll rather than a show of hands.

Notice of General Meeting

35.	If you have sold or transferred all of your BAT Shares, this Notice of General Meeting should be passed on to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

36.	A copy of this Notice and the other information required by section 311A of the Companies Act 2006 can be found on the Company’s website (http://www.bat.com/reynolds).

37.	You may not use any electronic address provided in this Notice of General Meeting to communicate with the Company for any purposes other than those expressly stated.

APPENDIX 2: ADDITIONAL STATUTORY AND REGULATORY INFORMATION

Statement of voting rights

As at 12 June 2017 (being the latest practicable date prior to publication of this document), the Company’s issued share capital consisted of 1,864,458,052 ordinary shares of 25p each with voting rights (excluding treasury shares). As at 12 June 2017 the Company held 162,645,590 ordinary shares in treasury.

APPENDIX 3: TRAVEL AND MEETING INFORMATION

The venue for the General Meeting is Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG, United Kingdom.

By underground

Southwark, Blackfriars, Waterloo or London Bridge

By bus

45, 63, 344, 381, 388 and RV1

By train

Waterloo East, Blackfriars or London Bridge

Car Parks

Great Suffolk Street, SE1 0UE; 53 Southwark Street, SE1 1RU

Information

You are advised to obtain up-to-date travel information from Transport for London at www.tfl.gov.uk (tel: 0343 222 1234) before you travel.

At the General Meeting

Refreshments will be provided before the General Meeting from 1pm in the London Foyer of the venue.

For your personal safety and security there will be checks and bag searches of everyone attending the General Meeting. We recommend that you arrive in time to allow for these procedures.

Recording equipment, cameras and other items that might interfere with the good order of the General Meeting will not be permitted in the auditorium. You are requested to turn off all mobile devices. Please note that any filming or photography of the event is prohibited.

There will be facilities for BAT Shareholders who are in wheelchairs. Anybody accompanying a BAT Shareholder as a carer will be admitted to the General Meeting.

A hearing induction loop will be available for those who wish to use it.

APPENDIX 4: SHAREHOLDER INFORMATION

Listings and Shareholder Services

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

UK Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZZ, UK

tel: 0800 408 0094; +44 370 889 3159

web-based enquiries: www.investorcentre.co.uk/contactus

British American Tobacco p.l.c.

Registered Office

Globe House

4 Temple Place

London WC2R 2PG, UK

tel: +44 20 7845 1000

Secondary listing

JSE (Share Code: BTI)

BAT Shares are traded in electronic form only and transactions settled electronically through Strate

SA Registrar

Computershare Investor Services Proprietary Limited

PO Box 61051

Marshalltown 2107

South Africa

tel: 0861 100 634; +27 11 870 8216

email enquiries: web.queries@computershare.co.za

British American Tobacco p.l.c.

Representative Office in South Africa

Waterway House South

No. 3 Dock Road

V&A Waterfront

Cape Town

South Africa

(PO Box 631, Cape Town 8000, South Africa)

tel: +27 21 003 6576

American Depositary Shares

NYSE MKT (Symbol: BTI; CUSIP No. 110448107)

British American Tobacco sponsors an American Depositary Share (ADS) programme in the United States. Each ADS represents one BAT Share. Enquiries regarding ADS holder accounts and payment of dividends should be directed to:

Citibank Shareholder Services

PO Box 43077

Providence

Rhode Island

02940-3077, USA

tel: 1-888 985 2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

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